12g3 – 2(b)

Joint-Stock Company
VOLGATELECOM

Dom Svyazi, Maxim Gorky square, Nizhny Novgorod,
603000, Russia
Phone: +7 (831) 4 37-50-00, 4 37-50-09,
Fax: +7 (831) 4 30-67-68, e-mail: gd@vt.ru,
www.vt.ru
OKPO 01142788, TIN 5260901817

21.03.2008г. № 4-2-1/10/144
To № ____ of ____

SUPPL

Security and Exchange Commission
Office of International Corporate
Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

SEC
Mail Processing
Section
APR 14 2008
Washington, DC
102

Re: Joint-Stock Company VolgaTelecom, Exemption № 82-4642

Dear Sirs,

In connection with exemption according to Rule 12g3-2 (b) from requirements of the Securities Exchange Act on registration and reporting and according to further requirements by Rule 12g3-2 (b), Joint-Stock Company VolgaTelecom submits the following information about the Company's activities:

1. Communications about material facts affecting the Company's financial-economic activities (4 documents - 5 pages).
2. Communication on data that may materially affect the cost of the Company's securities (1 document - 1 page).
3. Communication on the procedure of accessing the information contained in quarterly report – for quarter 4 of 2007 (1 document - 1 page).
4. Quarterly report of the issuer of issuing securities for quarter 4 of 2007 (1 document - 325 pages).
5. The list of the Company's affiliated persons at 31.12.2007 (1 document - 37 pages).
6. The changes introduced into the list of the Company's affiliated persons at 30.01.2008, 04.03.2008 and 13.03.2008 (3 documents - 11 pages).

JPMorgan Bank is a depositary-bank for our Company according to Form F-6, registration number 333-86930 in ADR program for common stock.

Should you have any questions, please, call to Ms. Daniela Utane, the manager of VolgaTelecom's ADR program in JPMorgan Bank. Her phone number is +44 207 777 2020 (London).

General Director S.V.Omelchenko

PROCESSED
APR 18 2008
THOMSON
FINANCIAL

08001768

4/17

Securities and corporate governance department
Mrs. E.P. Mironova, phone: + 7-831 – 4 37- 51- 39

1283-2(b)

COMMUNICATION ON MATERIAL FACT
"DATA ON ACCRUED AND /OR PAID YIELD ON THE ISSUER'S SECURITIES"

1. General information	
1.1. The issuer's full brand name (for non-profit organization – the name)	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's basic national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=7853

2. The communication content
2.1. Kind, category (type), series and other identification features of securities: ***registered interest bearing uncertified bonds, 9-Y series***
2.2. State registration number of the securities issue (of additional issue), the date of state registration (identification number of securities issue (of additional issue) and the date of its assignment in case if in accordance with Federal law "On securities market" the securities issue (additional issue) is not subject to state registration): ***№ 4-41-00137-A, 25.10.2002.***
2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue) (the name of the body that assigned identification number to securities issue (additional issue) in case if in accordance with Federal law "On securities market" the securities issue (additional issue) is not subject to state registration): ***Russia's Federal Financial Markets Service.***
2.4. The issuer's management body that made the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***the size of interest on the bonds is determined in accordance with the Decision on the bonds issue approved by the issuer's Board of directors***
2.5. The date of making the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***July 17, 2002, minutes № 2.***
2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was made: ***July 17, 2002, minutes № 2.***
2.7. Total amount of interest and (or) other yield due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other yield due (was due) to payment on one issuer's bond of certain issue (series): ***total amount of yield on the bonds – RUR 4 400,00; the size of yield per a bond – RUR 8,80.***
2.8. The form of payment of yield on the issuer's securities (cash, other property): ***cash in the Russian Federation currency***
2.9. The date when the obligation of payment of yield on the issuer's securities (yield (interest, par value) on the bonds) should be performed, and in case if the obligation of payment of yield on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***30.03.2008.***
2.10. Total amount of interest and (or) other yield paid on the issuer's bonds of certain issue (series): --

3. Signature		
3.1. OJSC VolgaTelecom acting General Director	(signature)	O.V. Ershov
3.2. Date " 09 " January 20 08	LS	

1283-2(6)

COMMUNICATION ON MATERIAL FACTS

"DATA ON ACCRUED AND/OR PAID YIELD ON THE ISSUER'S SECURITIES"

"DATA ON THE TIME OF THE ISSUER'S PERFORMANCE OF OBLIGATIONS TO THE ISSUER'S SECURITIES HOLDERS"

1. General information	
1.1. The issuer's full brand name (for non-profit organization – the name)	***Open Joint Stock Company VolgaTelecom***
1.2. The issuer's abbreviated brand name	***OJSC VolgaTelecom***
1.3. The issuer's location	***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation***
1.4. The issuer's basic national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=7853**

2. The communication content

2.1. Kind, category (type), series and other identification features of securities:
registered interest bearing uncertified bonds, 8-Y series

2.2. State registration number of the securities issue (of additional issue), the date of state registration (identification number of securities issue (of additional issue) and the date of its assignment in case if in accordance with Federal law "On securities market" the securities issue (additional issue) is not subject to state registration):
№ 4-40-00137-A, 25.10.2002.

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue) (the name of the body that assigned identification number to securities issue (additional issue) in case if in accordance with Federal law "On securities market" the securities issue (additional issue) is not subject to state registration): ***Russia's Federal Financial Markets Service.***

2.4. The issuer's management body that made the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***the size of interest on the bonds is determined in accordance with the Decision on the bonds issue approved by the issuer's Board of directors***

2.5. The date of making the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***July 17, 2002, minutes № 2.***

2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was made: ***July 17, 2002, minutes № 2.***

2.7. Total amount of interest and/or other yield due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other yield due (was due) to payment on one issuer's bond of certain issue (series):
total amount of yield on the bonds – RUR 4 465,00;
the size of yield per a bond – RUR 8,93.

2.8. The form of payment of yield on the issuer's securities (cash, other property): ***cash in the Russian Federation currency***

2.9. The date when the obligation of payment of yield on the issuer's securities (yield (interest, par value) on the bonds) should be performed, and in case if the obligation of payment of yield on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***30.12.2007.***

2.10. Total amount of interest and (or) other yield paid on the issuer's bonds of certain issue (series):
RUR 4 465,00.

2.11. Content of the issuer's obligations:
- gaining access to telephone network if technical capability is available;
- receiving the bond par value from the issuer when the bond is retired;
- getting cash earnings in the size of 0,1% per annum of the bond par value when it is retired for the period from the date of the bonds placement by the issuer to the date of filing the application for the bond retirement.

For monetary obligation or other obligation that may be expressed in money terms – also the amount of such obligation in money terms: ***RUR 1 004 465,00.*** 2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default): ***The obligation has been performed.***

3. Signature		
3.1. OJSC VolgaTelecom acting General Director	(signature)	O.V. Ershov
3.2. Date " 09 " January 20 08	LS	

1283-2(b)

Communication about material fact
"Information about the issuer's reorganization, its subsidiary and associated companies"

1. General information	
1.1. The issuer's full brand name (for non-profit organization – the name)	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's basic national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration authorities	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=7853

2. The communication content
2.1. Form of reorganization (merger, takeover, split-up, split-up concurrently with merger or takeover, split-off, split-off concurrently with merger or takeover, transformation): ***Reorganization in the form of takeover*** 2.2. The issuer's authorized management body (authorized management body of the issuer's subsidiary or associated company, authorized government body, court) which made the decision being the ground for reorganization, the date of decision: ***OJSC VolgaTelecom Board of directors, December 4, 2007*** 2.3. The date of drawing up and the number of minutes of the meeting (session) of the issuer's authorized management body (authorized management body of the issuer's subsidiary or associated company) which made the decision being the ground for reorganization in case, if such body is collegial management body: ***December 4, 2007; Minutes № 10 of the session of OJSC VolgaTelecom Board of directors*** 2.4. Full and abbreviated brand names (for non-profit organizations – the name) of each reorganized entity, its location: ***Limited Liability Company "NIZHEGORODSKYI TELESERVICE",*** ***LLC "NIZHEGORODSKYI TELESERVICE",*** ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, the Russian Federation*** ***Limited Liability Company "NIZHEGORODTELESERVICE",*** ***LLC "NIZHEGORODTELESERVICE",*** ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, the Russian Federation*** 2.5. Full and abbreviated brand names (for non-profit organizations – the name) of each entity, discontinued its activities as a result of reorganization, its location: ***Limited Liability Company "NIZHEGORODTELESERVICE",*** ***LLC "NIZHEGORODTELESERVICE",*** ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, the Russian Federation*** 2.6. The issuer's share in authorized (reserve) capital (share fund) of business entity established as a result of reorganization, at reorganization date: ***100%*** 2.7. Reorganization date (date of making entry about discontinuation of activities of taken over entity into Uniform State Register of Legal Entities): ***January 29, 2008***

3. Signature		
3.1. OJSC VolgaTelecom acting General Director	(signature)	O.V. Ershov
3.2. Date " 30 " January 20 08	LS	

Открытое акционерное общество "ВолгаТелеком" г. Нижний Новгород
ВолгаТелеком

1283-2(b)

Communication on

the procedure of accessing the information contained in quarterly report.

1. General information	
1.1. The issuer's full brand name (for non-profit organization – the name)	***Open Joint Stock Company VolgaTelecom***
1.2. The issuer's abbreviated brand name	***OJSC VolgaTelecom***
1.3. The issuer's location	***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration authority	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru**

2. The content of communication

2.1. The name of the document containing the information to which the access is provided:

Quarterly report for quarter 4 of 2007

2.2. The date of publishing the text of the quarterly report at the web site in the Internet used by the issuer for information disclosure:

February 13, 2008

http://www.vt.ru/?id=8302

2.3. The procedure of the issuer's providing the copies of the quarterly report to interested parties:

The copy of the quarterly report is provided at the written request of an interested party addressed to OJSC VolgaTelecom's General Director S.V. Omelchenko to the address:

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000.

The procedure and the time period of providing the report's copy is defined by "Provision on disclosure of information by the issuers of issuing securities" approved by order № 06-117/пз-н of October 10, 2006 of Russia's Federal Financial Markets Service.

The procedure of determining the amount of expenses to make the copy of the quarterly report and the bank details of the issuer's settlement account to pay such expenses are published by the issuer at the web site in the Internet at: **http://www.vt.ru/?id=8093**

3. Signature		
3.1. Acting General Director of OJSC VolgaTelecom	(signature)	O.V.Ershov
3.2. Date " 13 " February 20 08 .	LS	

ВолгаТелеком
г. Нижний Новгород

1283-2(b)

COMMUNICATION
ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE SECURITIES OF THE JOINT STOCK COMPANY
"ON ARBITRATION COURT'S FILING A PETITION IN BANKRUPTCY AND/OR FILING A PETITION FOR ONE OF BANKRUPTCY PROCEEDINGS IN REGARD TO THE JOINT STOCK COMPANY AND/OR ITS SUBSIDIARY AND ASSOCIATED COMPANIES"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration authority	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=7856**

2. The communication content
2.1. Full brand name of the entity in regard to which one of bankruptcy procedures was initiated: ***Closed Joint Stock Company "Nizhegorodskyi radio telephone"***
2.2. Location of the entity in regard to which one of bankruptcy procedures was initiated: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000***
2.3. Name of arbitration court which has passed the judicial act: ***Arbitration Court of Nizhny Novgorod oblast***
2.4. Date of passing the judicial act: ***January 28, 2008***
2.5. Name of initiated bankruptcy proceedings: ***External management***
2.6. Number of case of initiating bankruptcy procedure: ***№ A 43 – 15562/2006, 24 - 181***
2.7. Surname, name and patronymic name of approved bankruptcy commissioner: ***Noskov Anatolyi Petrovich***
2.8. Address to send correspondence to the approved bankruptcy commissioner: ***Slavyanskaya street 39, Bor town, 606446***

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for OJSC VolgaTelecom economy and finance	(signature)	D.B. Kostin
3.2. Date " 26 " February 2008	LS	

Открытое акционерное общество «ВолгаТелеком» г. Нижний Новгород

1

1283-2(b)

Communication on material facts
"Data on accrued and/or paid yield on the issuer's securities"

"Data on the time of the issuer's performance of obligations to the issuer's securities owners"

1. General information	
1.1. The issuer's full brand name (for non-profit organization -- the name)	*Open Joint Stock Company VolgaTelecom*
1.2. The issuer's abbreviated brand name	*OJSC VolgaTelecom*
1.3. The issuer's location	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, The Russian Federation*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration authority	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru**

2. The communication content
2.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory centralized custody (hereinafter – Bonds)***
2.2 State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4 – 46 – 00137 – A, June 06, 2006.***
2.3. The name of registration authority that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal Financial Markets Service***
2.4. The issuer's management body that adopted the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***The procedure of determining the size of coupon yield is defined by the Decision on securities issue and the securities Offering memorandum approved by OJSC VolgaTelecom Board of directors (minutes № 29 of 28.04.2006).*** ***The interest rate of the sixth coupon is set by OJSC VolgaTelecom General Director to be equal to the interest rate of the first coupon and amounts to 7,99% per annum (Order № 422 of September 12, 2006).***
2.5. The date of adopting the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***September 12, 2006***
2.6. The date of drawing up the minutes of the meeting (session) of the issuer's authorized management body when the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was adopted: ***Order № 422 of September 12, 2006***
2.7. The content of the issuer's obligation, the obligation size in money terms: ***payment of BT-4 series Bonds coupon (interest) yield on the 6-th coupon to the amount of RUR 59 760 000***
2.8. Total amount of interest and/or other yield due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other yield due (was due) to payment on one issuer's bond of certain issue (series): ***the yield on the 6-th coupon of BT-4 series Bonds was paid to the amount of RUR 59 760 000; 7,99% per annum (RUR 19,92)***
2.9. The form of payment of yield on the issuer's securities (money resources, other property): ***Money resources in the Russian Federation currency by non-cash payment***
2.10. The date when the obligation for payment of yield on the issuer's securities (yield (interest) on the bonds) should be performed, and in case if the obligation for payment of yield on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***March 11, 2008***
2.11. Total amount of interest and/or other yield paid on the issuer's bonds of certain issue (series): ***Total coupon yield on BT-4 series Bonds to the amount of RUR 358 560 000***
2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default): ***The obligation has been performed in full.***

3. Signature		
3.1. Deputy to the General Director of the joint-stock company for economics and finance of OJSC VolgaTelecom	(signature)	D.B. Kostin
3.2. Date " 11 " March 20 08	L.S.	

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород *

CHANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS of

Open Joint Stock Company VolgaTelecom,

As of March 13, 2008.

The issuer's code: 00137-A

General Director
S.V. Omelchenko

LS

Changes that occurred in the list of affiliated persons.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
1.	*The person is not the Company's affiliated person due to the update of the information about the group of persons to which the Company belongs*	*2007*	*13.03.2008*

1. Content of data on affiliated person prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence	Equity share of affiliated person in the authorized capital of the joint-stock company	The share of ordinary stock of the joint-stock company that belongs to affiliated person
2	3	4	5	6	7
Closed Joint Stock Company "Peter-Star"	---	*The person belongs to the same group of persons to which the joint-stock company belongs* (affiliation via the members of management bodies)	*22.06.2007*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
2.	*The person is the Company's affiliated person due to the update of the information about the group of persons to which the Company belongs*	*22.05.2007*	*13.03.2008*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
CJSC "Rostelegraph"	*Tverskaya street 7, Moscow, 103375*	*The person belongs to the same group of persons to which the joint-stock company belongs* (affiliation via the members of management bodies)	*22.05.2007*	---	---

1283-2(b)

CHANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS of

Open Joint Stock Company VolgaTelecom,

As of March 4, 2008.

The issuer's code: 00137-A

Acting General Director

M.V. Dyakonov

L.S.

Открытое акционерное общество "ВолгаТелеком" г. Нижний Новгород ВолгаТелеком

Changes that occurred in the list of affiliated persons.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
1.	*The person ceased to be an affiliated person due to termination of participation in the group of persons to which the Company belongs*	*01.12.2007*	*04.03.2008*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Vavilin Alexander Alexandrovich	*Arkhangelsk town*	*The person belongs to the group of persons to which the joint-stock company belongs*	*15.06.2006*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

2. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Bukin Sergey Grigorievich	*Saint Petersburg*	*The person belongs to the group of persons to which the joint-stock company belongs*	*24.10.2003*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
2.	*The person ceased to be an affiliated person due to termination of participation in the group of persons to which the Company belongs*	*06.12.2007*	*04.03.2008*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company «Artelecom-service”	*Priorov proezd 4, Arkhangelsk town, 163071*	*The person belongs to the group of persons to which the joint-stock company belongs*	*21.11.2001*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

2. Content of data on affiliated person prior to the change:

2	3	4	5	6	7

Limited Liability Company "RSU-Telecom"	*Stachek avenue 18, building 2, letter Б, Saint Petersburg, 198095,*	*The person belongs to the group of persons to which the joint-stock company belongs*	*25.11.2003*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
3.	*The person is affiliated due to joining the group of persons to which the Company belongs*	*19.12.2007*	*04.03.2008*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Yankovskyi Roman Yurievich	*Moscow*	*The person belongs to the group of persons to which the joint-stock company belongs*	*19.12.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
4.	*The person is affiliated due to joining the group of persons to which the Company belongs*	*26.12.2007*	*04.03.2008*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Telecom-R"	*Krasnoprudnaya street 12/1, rooms 15, 17, Moscow, 107140*	*The person belongs to the group of persons to which the joint-stock company belongs*	*26.12.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
5.	*Change of the name of affiliated person belonging to the group of persons to which the Company belongs*	*04.12.2007*	*04.03.2008*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7

Closed Joint Stock Company "ATC"	*Novotorzhskaya street 22 a, Twer town, 170000*	*The person belongs to the group of persons to which the joint-stock company belongs*	*21.11.2005*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Operatorskyi center"	*Novotorzhskaya street 22 a, Twer town, 170000*	*The person belongs to the group of persons to which the joint-stock company belongs*	*04.12.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
6.	*Change in the list of the Company's affiliated persons due to the re-election of single executive body of affiliated person - joint-stock company belonging to the same group of persons*	*21.11.2007*	*04.03.2008*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Byrdin Dmitry Alexandrovich	*Twer town*	*The person belongs to the group of persons to which the joint-stock company belongs*	*06.04.2007*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Utkin Valeryi Vladimirovich	*Twer town*	*The person belongs to the group of persons to which the joint-stock company belongs*	*21.11.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
7.	*Change in the list of the Company's affiliated persons due to the re-election of single executive body of affiliated person - joint-stock company belonging to the same group of persons*	*07.11.2007*	*04.03.2008*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Naboka Alexander Ivanovich	*Barnaul town*	*The person belongs to the group of persons to which the joint-stock company belongs*	*03.03.2007*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Seredin Sergey Ivanovich	*Barnaul town*	*The person belongs to the group of persons to which the joint-stock company belongs*	*07.11.2007*	---	---

2. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Antropov Vladimir Nikolaevich	*Chita town*	*The person belongs to the group of persons to which the joint-stock company belongs*	*14.07.2003*	*0,000008%*	*0,000011%*

Content of data about affiliated person after the change:

2	3	4	5	6	7
Mitryushkin Sergey Alexandrovich	*Chita town*	*The person belongs to the group of persons to which the joint-stock company belongs*	*07.11.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
8.	*Change in the list of the Company's affiliated persons due to the re-election of single executive body of affiliated person - joint-stock company belonging to the same group of persons*	*17.12.2007*	*04.03.2008*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Matrenin Vasilyi Fedorovich	*Moscow*	*The person belongs to the group of persons to which the joint-stock company belongs*	*06.04.2006*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Moskalev Valeryi Anatolievich	*Moscow*	*The person belongs to the group of persons to which the joint-stock company belongs*	*17.12.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
9.	*Change of the date of affiliation ground occurrence due to the re-election of single executive body of affiliated person - joint-stock company belonging to the same group of persons*	*21.12.2007*	*04.03.2008*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Kuchko Alexander Yurievich	*Saint Petersburg*	*The person belongs to the group of persons to which the joint-stock company belongs*	*20.06.2007*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Kuchko Alexander Yurievich	*Saint Petersburg*	*The person belongs to the group of persons to which the joint-stock company belongs*	*21.12.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
10.	*Change of the date of affiliation ground occurrence due to the re-election of single executive body of affiliated person - joint-stock company belonging to the same group of*	*24.12.2007*	*04.03.2008*

	persons		

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Noskov Nikolai Vasilievich	*Saint Petersburg*	*The person belongs to the group of persons to which the joint-stock company belongs*	*10.08.2007*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Noskov Nikolai Vasilievich	*Saint Petersburg*	*The person belongs to the group of persons to which the joint-stock company belongs*	*24.12.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
11.	*Change of data due to the update of the information by the person entitled to dispose of more than 50% of the Company's voting shares*	*31.12.2007*	*04.03.2008*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Izotov Alexey Victorovich	*Ulan-Ude town*	*The person belongs to the group of persons to which the joint-stock company belongs*	*25.05.2007*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Borzhonov Igor Kimovich	*Ulan-Ude town*	*The person belongs to the group of persons to which the joint-stock company belongs*	*25.05.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
12.	*Update of the date of ground (s) occurrence in virtue of which the person is recognized to be affiliated, due to the update of the information by the person entitled to dispose of more than 50% of the Company's voting shares*	*31.12.2007*	*04.03.2008*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Litvishko Sergey Alexeevich	*Novosibirsk city*	*The person belongs to the group of persons to which the joint-stock company belongs*	*31.05.2005*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Litvishko Sergey Alexeevich	*Novosibirsk city*	*The person belongs to the group of persons to which the joint-stock company belongs*	*26.10.2006*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
13.	*The person is the Company's affiliated person due to the update of the information about the group of persons to which the Company belongs*	*31.12.2007*	*04.03.2008*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Kovalenko Gennady Ivanovich	*Moscow*	*The person belongs to the group of persons to which the joint-stock company belongs*	*26.09.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
14.	*The person ceased to be an affiliated person due to termination of participation in the group of persons to which the Company belongs*	*05.11.2007*	*04.03.2008*

1. Content of data on affiliated person prior to the change:

2	3	4	5	6	7
Erokhin Dmitry Evgenievich	*Moscow*	*The person belongs to the group of persons to which the joint-stock company belongs*	*03.11.2003*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

12g3-2(b)

CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS of

Open Joint Stock Company VolgaTelecom

At: January 30, 2008.

The issuer's code: 00137-A

Acting General Director
M.V. Dyakonov

Changes that occurred in the list of affiliated persons.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
1.	*The person ceased to be the Company's affiliated person due to its reorganization in the form of takeover to other Company's affiliated person – to LLC Nizhegorodskyi teleservice.*	*29.01.2008*	*30.01.2008*

1. Content of data about affiliated person prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence	Equity share of affiliated person in the authorized capital of the joint-stock company	The share of ordinary stock of the joint-stock company that belongs to affiliated person
2	3	4	5	6	7
Limited Liability Company NIZHEGORODTELESERVICE	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person*	*26.02.1997*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
2.	*The change of the date of the ground due to which the person is recognized to be affiliated due to reorganization of affiliated person – LLC NIZHEGORODTELESERVICE in the for of takeover to other Company's affiliated person – to LLC Nizhegorodskyi teleservice.*	*29.01.2008*	*30.01.2008*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Zakharov Sergey Anatolievich	*Nizhny Novgorod*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*01.10.2003*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Zakharov Sergey Anatolievich	*Nizhny Novgorod*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*03.10.2006*	---	---

12§3-2(b)

THE LIST OF AFFILIATED PERSONS
OF OPEN JOINT STOCK COMPANY
VOLGATELECOM

The issuer's code: 0 0 1 3 7 – A

At 31 12 2007

The issuer's location: **Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation**

The information contained in this list of affiliated persons is subject to disclosure in accordance with the Russian Federation legislation on securities

The address of the web site in the Internet: http://www.vt.ru

OJSC VolgaTelecom acting General Director	(signature)	O.V. Ershov
Date " 11 " January 2008	L.S.	

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород * ВолгаТелеком

The issuer's codes	
TIN	5260901817
BNRN	1025203014781

I. Affiliated persons at 31 12 2008

№	Full brand name (name of non-profit organization) of affiliated person or surname, name and patronymic name of affiliated person	Location of person or place of residence of natural person	Ground (grounds) due to which person is recognized to be affiliated	The date of the ground (grounds) occurrence	Equity share of affiliated person in the authorized capital of the joint-stock company,%	The share of ordinary stocks of the joint-stock company that belongs to affiliated person,%
1.	2.	3.	4.	5.	6.	7.
1.	***Omelchenko Sergey Valerievich***	***Nizhny Novgorod city***	***The person exercises the authority of the single executive body of the joint- stock company*** ***The person is a member of the collegiate executive body of the joint-stock company*** ***The person is a member of the Board of directors (supervisory council) of the joint-stock company*** ***The person belongs to the same group of persons to which the joint-stock company belongs***	***27.04.2007*** ***01.08.2007*** ***22.06.2007*** ***26.04.2005***	---	---
2.	***Andreev Vladimir Alexandrovich***	***Samara city***	***The person is a member of the Board of directors (supervisory council) of***	***22.06.2007***	---	---

			the joint-stock company *The person belongs to the same group of persons to which the joint-stock company belongs*	*2002*		
3.	***Bilibin Yuri Alexandrovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***22.06.2007***	---	---
4.	***Gavrilenko Anatolyi Anatolievich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***22.06.2007***		
5.	***Grigorieva Alla Borisovna***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***22.06.2007***	***0,00122%***	***0,00082%***
6.	***Degtyarev Valeryi Victorovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***22.06.2007***	---	---
7.	***Enin Evgenyi Petrovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***22.06.2007***	---	---
8.	***Zhelonkin Vladimir Borisovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***22.06.2007***		
9.	***Kuznetsov Sergey Ivanovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***22.06.2007***	---	---
10.	***Savchenko Victor Dmitrievich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***22.06.2007***	---	---
11.	***Fedorov Oleg Romanovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of***	***22.06.2007***	---	---

			the joint-stock company			
12.	***Astakhova Svetlana Leonidovna***	***Nizhny Novgorod city***	***The person is a member of the collegiate executive body of the joint-stock company***	***01.08.2007***	---	---
13.	***Dyakonov Mikhail Vasilievich***	***Nizhny Novgorod city***	***The person is a member of the collegiate executive body of the joint-stock company***	***01.08.2007***	---	---
14.	***Ershov Oleg Vladimirovich***	***Nizhny Novgorod city***	***The person is a member of the collegiate executive body of the joint-stock company***	***01.08.2007***	---	---
15.	***Ketkov Alexander Yulievich***	***Nizhny Novgorod city***	***The person is a member of the collegiate executive body of the joint-stock company***	***01.08.2007***	---	---
16.	***Kostin Denis Borisovich***	***Moscow***	***The person is a member of the collegiate executive body of the joint-stock company***	***01.08.2007***	---	---
17.	***Petrov Mikhail Victorovich***	***Nizhny Novgorod city***	***The person is a member of the collegiate executive body of the joint-stock company***	***01.08.2007***	---	---
18.	***Popkov Nikolai Ivanovich***	***Nizhny Novgorod city***	***The person is a member of the collegiate executive body of the joint-stock company***	***01.08.2007***	---	---
19.	***Ulyanov Vladimir Vasilievich***	***Nizhny Novgorod oblast, Vyksa town***	***The person is a member of the collegiate executive body of the joint-stock company***	***01.08.2007***	---	---
20.	***Open Joint Stock Company "Investment communication company"***	***Building 2, Pluyshchikha street 55, Moscow***	***The person is entitled to dispose of more than 20% of the Company's voting shares*** ***The person belongs to the same group of persons to which the***	***10.10.1995***	***38,003539%***	***50,670388%***

			joint-stock company belongs			
21.	*Kiselev Alexander Nikolaevich*	*Moscow*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*03.06.2006*	---	---
22.	*Closed Joint Stock Company "Commercial bank "C – Bank"*	*Lenin street 6, Izhevsk city, 426057*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person*	*01.12.2002*	*0,001439%*	*0,001919%*
23.	*Fariseev Valeryi Mikhailovich*	*Izhevsk city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*20.04.2007*	*0,000049%*	---
24.	*Closed Joint Stock Company "Narodnyi telephone Saratov"*	*Kiselev street 40, Saratov city, 410600*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person*	*01.12.2002*	---	---
25.	*Bogatkin Alexander Vladimirovich*	*Moscow*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*14.06.2007*	---	---
26.	*Closed Joint Stock Company "Nizhegorodskaya Sotovaya Svyaz"*	*Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the*	*30.03.1995*	---	---

			authorized (reserve) capital of this person			
27.	***Petrov Mikhail Victorovich***	***Nizhny Novgorod city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***21.11.2005***	---	---
28.	***Closed Joint Stock Company "Nizhegorodskyi radiotelephone"***	***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person***	***26.08.1999***	---	---
29.	***Limited Liability Company "Volga-Finance"***	***Lesnaya street 8, Nizhny Novgorod city, 603053***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***24.08.2005***	---	---
30.	***Shuleshov Nikolai Mikhailovich***	***Nizhny Novgorod city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***30.06.2006***	***0,002603%***	***0,000421%***
31.	***Limited Liability Company "NIZHEGORODTELESERVICE"***	***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person***	***26.02.1997***	---	---
32.	***Limited Liability Company "Nizhegorodskyi teleservice"***	***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the***	***13.07.2005***	---	---

			authorized (reserve) capital of this person			
33.	Zakharov Sergey Anatolievich	Nizhny Novgorod city	The person belongs to the same group of persons to which the joint-stock company belongs	01.10.2003	---	---
34.	Closed Joint Stock Company "Orenburg – GSM"	Volodarsky street 11, Orenburg city, 460000	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person	01.12.2002	---	---
35.	Pyzhov Alexander Anatolievich	Orenburg city	The person belongs to the same group of persons to which the joint-stock company belongs	31.07.2006	---	---
36.	Closed Joint Stock Company "Samara – Telecom"	Polevaya street 43, Samara city, 443001	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person	01.12.2002	---	---
37.	Mezin Dmitry Alexeevich	Nizhny Novgorod city	The person belongs to the same group of persons to which the joint-stock company belongs	16.10.2006	---	---
38.	Closed Joint Stock Company "Transsviyaz"	Chaadaev street 2, Nizhny Novgorod city, 603035	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the	03.06.1997	---	---

			authorized (reserve) capital of this person			
39.	***Sumin Yuri Afanasievich***	***Nizhny Novgorod city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***27.06.2007***	***0,000961%***	***0,001220%***
40.	***Closed Joint Stock Company "Ulyanovsk – GSM"***	***Goncharov street 52, Ulyanovsk city, 432063***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person***	***01.12.2002***	---	---
41.	***Ivanov Dmitry Vladimirovich***	***Saratov city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***06.06.2007***	---	---
42.	***Limited Liability Company "Agrofirm "REANTA"***	***Chavaina boulevard 11 a, Ioshkar Ola town, 424000***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person***	***01.12.2002***	---	---
43.	***Open Joint Stock Company "Informational commercial networks "OMRIX"***	***Tereshkova street 10, Orenburg city, 460018***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person***	***01.12.2002***	---	---
44.	***Momotenko Nikolai Petrovich***	***Orenburg city***	***The person belongs to the same group of persons to which the***	***01.03.2006***	---	---

			joint-stock company belongs			
45.	***State educational institution the Volga State Academy of Telecommunications and IT of Samara city***	***Samara city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***22.06.2004***	---	---
46.	***Open Joint Stock Company of DLD&ILD "Rostelecom"***	***Dostoevsky street 15, Saint Petersburg, 191002, RF***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***30.05.1997***	---	---
47.	***Erokhin Dmitry Evgenievich***	***Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***03.11.2003***	---	---
48.	***Open Joint Stock Company "Central Telecommunications Company"***	***Proletarskaya street 23, Khimki town, Moscow's oblast, 141400***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***10.10.1995***	---	---
49.	***Martirosyan Vaagn Artavazdovich***	***Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***08.06.2007***	---	---
50.	***Open Joint Stock Company "Central Telegraph"***	***Tverskaya street 7, Moscow, 125375, RF***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***30.05.1997***	---	---
51.	***Kuznetsov Pavel Borisovich***	***Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***02.07.2007***	---	---
52.	***Open Joint Stock Company "North - Western Telecom"***	***Gorokhovaya street 14/26, Saint Petersburg, 191186***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***10.10.1995***	---	---

53.	*Akulich Vladimir Alexandrovich*	*Saint Petersburg*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*23.08.2004*	---	--
54.	*Open Joint Stock Company "Southern Telecommunications Company"*	*Karasunskaya street 66, Krasnodar city, 350000*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*10.10.1995*	---	---
55.	*Andreev Alexander Vladimirovich*	*Krasnodar city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*16.06.2006*	---	---
56.	*Open Joint Stock Company "Uralsvyazinform"*	*Moskovskaya street 11, Yekaterinburg city, 620014, Russia*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*10.10.1995*	---	---
57.	*Ufimkin Anatolyi Yakovlevich*	*Yekaterinburg city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*27.01.2005*	---	---
58.	*Open Joint Stock Company "SibirTelecom"*	*M.Gorky street 53, Novosibirsk city, 630099*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*10.10.1995*	---	---
59.	*Isaev Alexander Ivanovich*	*Novosibirsk city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*02.04.2007*	*0,000022%*	---
60.	*Open Joint Stock Company "Dalnevostochnaya Communications Company" ("Dalsvyaz")*	*Svetlanskaya street 57, Vladivostok city, 690950*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*10.10.1995*	---	---
61.	*Kolpakov Anton Yurievich*	*Vladivostok city*	*The person belongs to the same group of*	*25.05.2007*	---	---

			persons to which the joint-stock company belongs			
62.	***Open Joint Stock Company of communications and IT of the Republic of Dagestan***	***Rasul Gamzatov avenue 3, Makhachkala town, 367000***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***10.10.1995***	---	---
63.	***Gamzatov Gamzat Bilalovich***	***Makhachkala town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***02.08.2006***	---	---
64.	***Closed Joint Stock Company "Mobile telecommunications"***	***Building 2, Pluyshchikha street 55, Moscow, 119121, RF***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***15.09.1998***	---	---
65.	***Kurashova Valentina Victorovna***	***Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***31.03.2007***	---	---
66.	***Open Joint Stock Company "Giprosvyaz"***	***3-rd Khoroshevskaya street 11, Moscow, 123298***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***30.05.1997***	---	---
67.	***Sysoev Alexander Abramovich***	***Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***01.07.2006***	---	---
68.	***Limited Liability Company Private security business "Rostelecom-bezopasnost"***	***Building 2, Deguninskaya street 2, Moscow, 127486***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***29.07.2002***	---	---
69.	***Closed Joint Stock Company "Startcom"***	***2-nd Spasonalivkovskyi pereulok 6, GSP-1, Moscow, 117909***	***The person belongs to the same group of persons to which the joint-stock company***	***20.08.1998***	---	---

			belongs			
70.	*Closed joint Stock Company "FK-Svyaz"*	*Volgogradskyi avenue 14, Moscow, 109316*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*15.07.1998*	*0,000974%*	*0,001299%*
71.	*Open Joint Stock Company "Kostromskaya gorodskaya telephone network"*	*Gagarin street 6, Kostroma town, 156026*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*10.10.1995*	*0,000305%*	*0,000407%*
72.	*Open Joint Stock Company "Moskovskaya gorodskaya telephone network"*	*Building 3, Petrovskyi boulevard 12, Moscow, 103051*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*10.10.1995*	---	---
73.	*Closed Joint Stock Company "Insurance company of the trade union of communications industry employees "Costars"*	*Pavel Korchagin street 2, Moscow, 129278*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*10.10.1995*	---	---
74.	*Subsidiary closed joint stock company "Armavirskyi plant of communications"*	*Urupskaya street 1-a, Armavir town, Krasnodar Territory, 352903*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*11.03.1999*	---	---
75.	*Closed Joint Stock Company "Altel"*	*Lenin avenue 54 B, Barnaul town, 656099*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*30.11.2002*	---	---
76.	*Closed Joint Stock Company "Baikalvestcom"*	*2-nd Zheleznodorozhnaya street 68, Irkutsk city, 664005*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*30.11.2002*	---	---
77.	*Closed Joint Stock Company "Vestelcom"*	*Sushchevskyi val street 26, Moscow, 127018*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*10.10.2002*	---	---
78.	*Closed Joint Stock Company*	*Gorokhovaya street 20,*	*The person belongs to*			

	"Vladimir – Teleservice"	*Vladimir town, 600017*	*the same group of persons to which the joint-stock company belongs*	*30.11.2002*	---	---
79.	*Closed Joint Stock Company "Globalstar Space telecommunications"*	*Building 2, Dubovaya Roshcha street 25, Moscow, 147427*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*20.09.1996*	---	---
80.	*Closed Joint Stock Company "Yeniseitelecom"*	*Kachinskaya street 20, Krasnoyarsk city, 660020*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*30.11.2002*	---	---
81.	*Limited Liability Company "Novgorod Datacom"*	*Industrialnaya street 22, Pankovka, Velikiy Novgorod town, 173526*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*15.06.2005*	---	---
82.	*Closed Joint Stock Company "RTK-Center"*	*Kalanchevskaya street 15 a, Moscow, 107078*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*14.05.1997*	---	---
83.	*Open Joint Stock Company "NGTS-Page"*	*Vystavochnaya street 15/3, Novosibirsk city, 630078*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*29.12.2000*	---	---
84.	*Open Joint Stock Company "Regional information networks"*	*Trudovaya street 1, Novosibirsk city, 630099*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*29.12.2000*	---	---
85.	*Open Joint Stock Company "Stavtelecom" after V.I. Kuzminov*	*October Revolution avenue 10/12, Stavropol city, 355035*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*10.10.1995*	---	---
86.	*Closed Joint Stock Company "Telecom" of Ryazan oblast*	*Svobody street 36, Ryazan town, 390006*	*The person belongs to the same group of persons to which the*	*30.11.2002*	---	---

			joint-stock company belongs			
87.	Closed Joint Stock Company "AMT"	Room 235, B.Morskaya street 24, Saint Petersburg, 191185	The person belongs to the same group of persons to which the joint-stock company belongs	26.12.2001	---	---
88.	Limited Liability Company "Vladimirskyi payphone"	Stroiteley avenue 32 a, Vladimir town, 620014	The person belongs to the same group of persons to which the joint-stock company belongs	30.11.2002	---	---
89.	Limited Liability Company "MobilCom"	Mira street 17, Vladimir town, 600017	The person belongs to the same group of persons to which the joint-stock company belongs	30.11.2002	---	---
90.	Closed Joint Stock Company "Teleport Ivanovo"	Tashkentskaya street 90, Ivanovo town, 153032	The person belongs to the same group of persons to which the joint-stock company belongs	27.06.2005	---	---
91.	Limited Liability Company "Telecom-Stroi"	3-rd Balinskaya 9A, Ivanovo town, 153011	The person belongs to the same group of persons to which the joint-stock company belongs	30.11.2002	---	---
92.	Limited Liability Company "Telecom-Terminal"	Lenin avenue 13, Ivanovo town, 153000	The person belongs to the same group of persons to which the joint-stock company belongs	30.11.2002	---	---
93.	Limited Liability Company "Ural Inform TV"	Krupskaya street 2, Perm city, 614060	The person belongs to the same group of persons to which the joint-stock company belongs	10.10.1995	---	---
94.	Limited Liability Company "Factorial-99"	Bratskyi pereulok 47, Rostov-on-Don city, 344082	The person belongs to the same group of persons to which the joint-stock company belongs	06.11.1997	---	---

95.	***Non-commercial partnership "Center of investigation of telecommunications development problems"***	***Building 2, Pluyshchikha street 55, Moscow, 119121***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***2002***	---	---
96.	***Limited Liability Company "Artelecom-service"***	***Priorov proezd 4, Arkhangelsk town , 163071***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***21.11.2001***	---	---
97.	***Limited Liability Company "Svyaz-Service-Irga"***	***Esenin street 21, Ryazan town, 390046, RF***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***30.11.2002***	---	---
98.	***Limited Liability Company Private security business "Zashchita"***	***Sovetskaya street 47/1, Volgograd city, 400005***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***11.03.2002***	---	---
99.	***Limited Liability Company "Intmashservice"***	***Golubinskaya street 8, Volgograd city, 400131***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***23.04.1997***	---	---
100.	***Closed Joint Stock Company "Tsentel"***	***Tverskaya street 7, Moscow, 125375***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***26.03.1998***	---	---
101.	***Closed Joint Stock Company "Open communications"***	***Tverskaya street 7, Moscow, 125375***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***07.08.2000***	---	---
102.	***Closed Joint Stock Company "Incom"***	***Building 3, Zubovskyi boulevard 27/26, Moscow, 121021***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***28.08.2000***	---	---
103.	***Closed Joint Stock Company "Moscow's center of new***	***Building 1, Arbat street 46, Moscow, 121002***	***The person belongs to the same group of***	***09.10.2002***	---	---

	technologies and telecommunications"		*persons to which the joint-stock company belongs*			
104.	*Limited Liability Company "Holiday hotel "Malakhit"*	*Shcherbak street 15, Yalta town, Autonomous republic of Crimea, Ukraine, 334200*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*28.08.2000*	---	---
105.	*Limited Liability Company "South-Giprosvyaz"*	*Gagarin street 67, Krasnodar city, 350062*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*24.12.2002*	---	---
106.	*Limited Liability Company "SvyazProektService"*	*3-rd Khoroshevskaya street 11, Moscow, 123298*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*19.04.1999*	---	---
107.	*Limited Liability Company "Giprosvyaz-Consulting"*	*3-rd Khoroshevskaya street 11, Moscow, 123298*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*11.03.1999*	---	---
108.	*Closed Joint Stock Company "CenterTelecom Service"*	*Room 101, Proletarskaya street 23, Khimki town, Moscow oblast, 141400*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*01.04.2003*	---	---
109.	*Open Joint Stock Company "Russian telecommunications network"*	*Maroseika street 2/15, Moscow, 101000*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*02.03.2004*	---	---
110.	*Open Joint Stock Company "Joint-stock company of telephone communication development "Mobiltelecom"*	*Sukhe-Bator street 7, Ulan-Ude town, 670000*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*30.06.2004*	---	---
111.	*Open Joint Stock Company "Health complex "Orbita"*	*Village Olginka, Tuapse district, Krasnodar territory, 352840*	*The person belongs to the same group of persons to which the joint-stock company*	*18.12.2000*	---	---

			belongs			
112.	***Limited Liability Company "RSU-Telecom"***	***Letter Б, building 2, Stachek boulevard 18, Saint Petersburg, 198095***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***25.11.2003***	---	---
113.	***Limited Liability Company "RPK Svyazist"***	***Settlement Petrovskoe, Priozernyi district, Lenindgadskaya oblast***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***26.11.2003***	---	---
114.	***Limited Liability Company "Giprosvyaz-Siberia"***	***Vystavochnaya street 15/3, Novosibirsk city, 630078***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***26.01.2004***	---	---
115.	***Limited Liability Company "STC-Finance"***	***Karasunskaya street 66, Krasnodar city, 350000***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***19.03.2003***	---	---
116.	***Closed Joint Stock Company "Chita NET"***	***Tchaikovsky street 22, Chita town, 672090***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***25.08.2004***	---	---
117.	***Limited Liability Company "Twer-Telecom"***	***Novotorzhskaya street 24, Twer town, 170000***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***31.12.2004***	---	---
118.	***Limited Liability Company "NWT-Finance"***	***Office 422, Bolshaya Morskaya street 26, Saint Petersburg, 191186***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***11.10.2004***	---	---
119.	***Limited Liability Company "Giprosvyaz – North –West"***	***Konstantinovskyi avenue 11 a, Saint Petersburg, 197110***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***01.02.2005***	---	---
120.	***Limited Liability Company***	***Lenin street 220, Yuzhno-***	***The person belongs to***			

	"Wireless information technologies"	*Sakhalinsk town*	*the same group of persons to which the joint-stock company belongs*	*30.06.2005*	---	---
121.	*Closed Joint Stock Company "Integrator. Ru"*	*Svetlanskaya street 57, Vladivostok city, 690950*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*30.06.2005*	---	---
122.	*Open Joint Stock Company "National payphone network"*	*Building 22, Pluyshchikha street 55, Moscow, 119121*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*30.09.2005*	---	---
123.	*Closed Joint Stock Company "Sakhalinugol-Telecom"*	*Karl Marx street 32, Yuzhno-Sakhalinsk town, 693000*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*30.09.2005*	---	---
124.	*Closed Joint Stock Company "ATC"*	*Novotorzhskaya street 22 a, Twer town, 170000*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*21.11.2005*	---	---
125.	*Closed Joint Stock Company "Yugsvyazstroi"*	*Aivazovsky street 110/1, Krasnodar city, 350040*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*24.01.2001*	---	---
126.	*Open Joint Stock Company "A-svyaz"*	*Shevchenko street 7, Blagoveshchensk town, 675000*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*23.06.2006*	---	---
127.	*Closed Joint Stock Company "ATC-32"*	*Mira street 94, Irkutsk city, 664002*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*27.06.2006*	---	---
128.	*Closed Joint Stock Company "Zebra Telecom"*	*Building 3, Trubnaya street 24, Moscow, 103051*	*The person belongs to the same group of persons to which the*	*14.06.2006*	---	---

			joint-stock company belongs			
129.	*Closed Joint Stock Company "Globus-Telecom"*	*Obraztsov street 38, Moscow, 127018*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*04.04.2006*	---	---
130.	*Limited Liability Company "Telecomcenter"*	*Building 4, Dmitrovskoe shosse 33, Moscow, 127550*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*26.04.2006*	---	---
131.	*Limited Liability Company "Parma-Inform"*	*Internatsionalnaya street 160, Syktyvkar town, Komi Republic, Russia, 167982*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*19.09.2006*	---	---
132.	*Closed Joint Stock Company "Saint Petersburg information Company" ("SPiC")*	*Saint Petersburg, Russia*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*05.12.2006*	---	---
133.	*Closed Joint Stock Company "ATC-41"*	*Building 1, Pionerskaya street 11"A", Bratsk town, Irkutsk oblast, 665708*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*18.12.2006*	---	---
134.	*Closed Joint Stock Company "Petersburg Transit Telecom"*	*Saint Petersburg, Russia*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*22.01.2007*	---	---
135.	*Open Joint Stock Company "Sakhatelecom"*	*Kurashov street 22, Yakutsk town, 677000*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*25.01.2007*	---	---
136.	*Polishchuk Vladimir Petrovich*	*Moscow*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*24.04.2003*	---	---

137.	*Krasnoborod'ko Mikhail Ivanovich*	*Saint Petersburg*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*14.11.2006*	---	---
138.	*Voloshin Konstantin Gennadievich*	*Yakutsk town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*12.04.2007*	---	---
139.	*Popov Evgenyi Yurievich*	*Yuzhno-Sakhalinsk town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*21.12.2005*	---	---
140.	*Skrylnikov Alexey Mikhailovich*	*Vladivostok city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*01.08.2005*	---	---
141.	*Lupyr Alexander Vasilievich*	*Yuzhno-Sakhalinsk town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*05.06.2007*	---	---
142.	*Efimov Vladimir Pavlovich*	*Blagoveshchensk town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*10.09.2007*	---	---
143.	*Afanasiev Anatolyi Ivanovich*	*Moscow*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*31.03.2007*	---	---
144.	*Shedenkov Oleg Stanislavovich*	*Moscow*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*24.08.2004*	---	---
145.	*Ostapchuk Alexey Vitalievich*	*Moscow*	*The person belongs to the same group of*	*19.11.2002*	---	---

			persons to which the joint-stock company belongs			
146.	Petrov Andrey Leonidovich	Moscow	The person belongs to the same group of persons to which the joint-stock company belongs	27.09.2004	---	---
147.	Drynkin Gennady Sergeevich	Moscow	The person belongs to the same group of persons to which the joint-stock company belongs	29. 06.2007	---	---
148.	Rykolenko Olga Efimovna	Yalta town	The person belongs to the same group of persons to which the joint-stock company belongs	04.09.2006	---	---
149.	Kaledin Victor Mikhailovich	Moscow	The person belongs to the same group of persons to which the joint-stock company belongs	13.08.2001	---	---
150.	Matrenin Vasilyi Fedorovich	Moscow	The person belongs to the same group of persons to which the joint-stock company belongs	06.04.2006	---	---
151.	Bulgakova Marina Vladilenovna	Moscow	The person belongs to the same group of persons to which the joint-stock company belongs	16.10.2006	---	---
152.	Kuchko Alexander Yurievich	Saint Petersburg	The person belongs to the same group of persons to which the joint-stock company belongs	20.06.2007	---	---
153.	Sokolov Vladimir Alexandrovich	Saint Petersburg	The person belongs to the same group of persons to which the joint-stock company	21.08.2007	---	---

			belongs			
154.	***Sopov Igor Sergeevich***	***Velikiy Novgorod town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***24.07.2006***	---	---
155.	***Vinogradov Yuri Nikolaevich***	***Saint Petersburg***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***24.10.2003***	---	---
156.	***Bukin Sergey Grigorievich***	***Saint Petersburg***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***24.10.2003***	---	---
157.	***Statkevich Sergey Vladimirovich***	***Saint Petersburg***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***27.07.2007***	---	---
158.	***Rozhkov Edward Anatolievich***	***Syktyvkar town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***19.01.2006***	---	---
159.	***Noskov Nikolai Vasilievich***	***Saint Petersburg***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***10.08.2007***	---	---
160.	***Vavilin Alexander Alexandrovich***	***Arkhangelsk town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***15.06.2006***	---	---
161.	***Naboka Alexander Ivanovich***	***Barnaul town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***03.03.2007***	---	---
162.	***Shapovalov Vladimir Nikolaevich***	***Irkutsk city***	***The person belongs to***	***01.07.2005***	---	---

			the same group of persons to which the joint-stock company belongs			
163.	***Ivanov Sergey Mikhailovich***	***Krasnoyarsk city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***01.05.2005***	---	---
164.	***Levin Dmitry Nikolaevich***	***Novosibirsk city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***27.07.2006***	---	---
165.	***Antropov Vladimir Nikolaevich***	***Chita town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***14.07.2003***	***0,000008%***	***0,000011%***
166.	***Maiba Vladimir Vasilievich***	***Irkutsk city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***19.06.2007***	---	---
167.	***Aganin Alexey Alexeevich***	***Bratsk town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***06.04.2007***	---	---
168.	***Izotov Alexey Victorovich***	***Ulan-Ude town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***25.05.2007***	---	---
169.	***Litvishko Sergey Alexeevich***	***Novosibirsk city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***31.05.2005***	---	---
170.	***Tsvet Galina Vladimirovna***	***Perm city***	***The person belongs to the same group of persons to which the***	***14.04.2005***	---	---

			joint-stock company belongs			
171.	***Terentiev Kirill Sergeevich***	***Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***22.05.2006***	---	---
172.	***Lantukh Vladislav Vladimirovich***	***Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***27.12.2004***	---	---
173.	***Sushilin Georgyi Mikhailovich***	***Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***10.05.2007***	---	---
174.	***Byrdin Dmitry Alexandrovich***	***Twer town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***06.04.2007***	---	---
175.	***Kopytin Alexander Anatolievich***	***Ivanovo town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***28.02.2005***	---	---
176.	***Andreev Andrey Gennadievich***	***Vladimir town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***22.06.2007***	---	---
177.	***Shepelev Oleg Ivanovich***	***Ivanovo town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***09.11.2006***	---	---
178.	***Papulin Andrey Borisovich***	***Ivanovo town***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***15.05.2006***	---	---

179.	*Kopachenko Leonid Nikolaevich*	*Vladimir town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*14.10.2004*	---	---
180.	*Kostenko Vitalyi Stepanovich*	*Twer town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*25.04.2005*	---	---
181.	*Lepikhov Yuri Nikolaevich*	*Khimki town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*16.02.2007*	---	---
182.	*Boitsev Alexander Victorovich*	*Ryazan town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*21.04.2006*	---	---
183.	*Yurkin Vladimir Ivanovich*	*Vladimir town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*18.04.2006*	---	---
184.	*Ushakov Valeryi Alexandrovich*	*Ryazan town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*27.07.2005*	---	---
185.	*Kus'kov Vasilyi Grigorievich*	*Armavir town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*27.06.2002*	---	---
186.	*Evtushenko Konstantin Vladimirovich*	*Krasnodar city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*18.10.2004*	---	---
187.	*Zemtsev Alexander Vladimirovich*	*Stavropol town*	*The person belongs to the same group of*	*18.11.2002*	---	---

			persons to which the joint-stock company belongs			
188.	***Krukhmalev Andrey Vladimirovich***	***Rostov-on-Don city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***17.12.1998***	---	---
189.	***Rodin Egor Egorovich***	***Krasnodar city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***21.11.2006***	---	---
190.	***Klitochenko Igor Vladimirovich***	***Volgograd city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***07.04.2006***	---	---
191.	***Kurochkin Valeryi Petrovich***	***Krasnodar city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***27.04.2007***	---	---
192.	***Salyukov Vladimir Vasilievich***	***Krasnodar city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***23.12.2006***	---	---
193.	***Stolyarov Victor Vasilievich***	***Novosibirsk city***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***26.01.2006***	---	---
194.	***Razumovskyi Lev Grigorievich***	***Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs***	***31.03.2007***	---	---
195.	***Open Joint Stock Company Information technologies of communications" ("Svyazintek")***	***Building 2, Pluyshchikha street 55, Moscow, 119121***	***The person belongs to the same group of persons to which the***	***30.06.2005***	---	---

			joint-stock company belongs (affiliation through the members of management bodies)			
196.	*Lyubchenko Oleg Stepanovich*	*Moscow*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*31.03.2007*	---	---
197.	*Open Joint Stock Company "Obiedinennaya registratsionnaya kompaniya" (OJSC "ORK")*	*Pyatnitskaya street 70, Moscow, 113095*	*The person belongs to the same group of persons to which the joint-stock company belongs* (affiliation through the members of management bodies)	*22.06.2007*	---	---
198.	*Tolstokhlebov Sergey Nikolaevich*	*Moscow*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*22.06.2007*	---	---
199.	*Closed Joint Stock Company Joint-Stock Bank "Gazprombank"*	*Raushskaya naberezhnaya 16, Moscow*	*The person belongs to the same group of persons to which the joint-stock company belongs* (affiliation through the members of management bodies)	*22.06.2007*	---	---
200.	*Closed Joint Stock Company "BaltAvtoPoisk"*	*Kharchenko street 13, Saint Petersburg, 194100*	*The person belongs to the same group of persons to which the joint-stock company belongs* (affiliation through the members of management bodies)	*22.06.2007*	---	---
201.	*Closed Joint Stock Company "Leader"*	*Simpheropolskyi boulevard 13, Moscow*	*The person belongs to the same group of persons to which the joint-stock company*	*22.06.2007*	---	---

			belongs (affiliation through the members of management bodies)			
202.	***Open Joint Stock Company "Moscow incorporated power-line company"***	***Ordzhonikidze street 27, Podolsk town, Moscow oblast***	***The person belongs to the same group of persons to which the joint-stock company belongs*** (affiliation through the members of management bodies)	***22.06.2007***	---	---
203.	***Open Joint Stock Company "Moscow heat supply company"***	***Building 2, Bolshaya Tatarskaya street 46, Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs*** (affiliation through the members of management bodies)	***22.06.2007***	---	---
204.	***Closed Joint Stock Company "PeterStar"***		***The person belongs to the same group of persons to which the joint-stock company belongs*** (affiliation through the members of management bodies)	***22.06.2007***	---	---
205.	***Closed Joint Stock Company "Professional telecommunications"***	***Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs*** (affiliation through the members of management bodies)	***30.06.2007***	---	---
206.	***Closed Joint Stock Company "RadioTel"***	***Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs*** (affiliation through the members of management	***30.06.2007***	---	---

			bodies)			
207.	***Closed Joint Stock Company "RTK-Invest"***	***Office 220, Building 1, Srednyi Tishinskyi pereulok 28, Moscow, 123557***	***The person belongs to the same group of persons to which the joint-stock company belongs*** (affiliation through the members of management bodies)	*22.06.2007*	---	---
208.	***Open Joint Stock Company "Telecominvest"***	***Nevskyi avenue 54, Saint Petersburg, 191011***	***The person belongs to the same group of persons to which the joint-stock company belongs*** (affiliation through the members of management bodies)	*22.06.2007*	---	---
209.	***Open Joint Stock Company "Tetrasvyaz"***	***Building 3, Bakhrushin street 36/14, Moscow***	***The person belongs to the same group of persons to which the joint-stock company belongs*** (affiliation through the members of management bodies)	*22.06.2007*	---	---

II. Changes that occurred in the list of affiliated persons for the period

from | 0 | 1 | | 1 | 0 | | 2 | 0 | 0 | 7 | **to** | 3 | 1 | | 1 | 2 | | 2 | 0 | 0 | 7 |

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
1.	*The person ceased to be the Company's affiliated person due to the change of the Management board composition on the basis of the Board of directors' decision*	*31.10.2007*	*16.11.2007*

1. Content of data about affiliated person prior to the change:

Full brand name or surname, name and patronymic name of an affiliated person	Location of affiliated person or place of residence of a natural person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence	Equity share of affiliated person in the authorized capital of the joint-stock company	The share of ordinary stocks of the joint-stock company that belongs to affiliated person
2	3	4	5	6	7
Shaginov Yuri Alexandrovich	*Leningrad oblast*	*The person is a member of the joint-stock company's collegial executive body*	*01.08.2007*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
2.	*The person ceased to be the Company's affiliated person due to its reorganization in the form of takeover to other Company's affiliated person – to CJSC NSS.*	*01.12.2007*	*03.12.2007*

1. Content of data about affiliated person prior to the change:

Full brand name or surname, name and patronymic name of an affiliated person	Location of affiliated person or place of residence of a natural person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence	Equity share of affiliated person in the authorized capital of the joint-stock company	The share of ordinary stocks of the joint-stock company that belongs to affiliated person
2	3	4	5	6	7
Open Joint Stock Company TATINCOM-T	*Lomzhinskaya street 20A, Kazan city, the Republic of Tatarstan, 420140*	*The joint-stock company is entitled to dispose of more than 20,0% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person*	*13.10.2003*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

2. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company RTCOM	*Kosarev street 15, Saransk town, 430031*	*The joint-stock company is entitled to dispose of more than 20,0% of the total number of votes falling at the stocks (investments, shares) making up the*	*09.03.2005*	---	---

		authorized (reserve) capital of this person			

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

3. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company Saratov-Mobile	*Kiselev street 40, Saratov city, 410012,the Russian Federation*	*The joint-stock company is entitled to dispose of more than 20,0% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person*	*01.12.2002*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

4. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company Chuvashia Mobile	*K.Ivanov street 83, Cheboksary town, Chuvash Republic, 428018, the Russian Federation*	*The joint-stock company is entitled to dispose of more than 20,0% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person*	*01.12.2002*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

5. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company Penza Mobile	*Kuprin street 1/3, Penza city, 440606, the Russian Federation*	*The joint-stock company is entitled to dispose of more than 20,0% of the total number of votes falling at the stocks (investments, shares) making up the authorized (reserve) capital of this person*	*01.12.2002*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
3.	*The changes in the list of the Company's affiliated persons due to the re-election of*	*01.07.2007*	*10.12.2007*

	single executive body of affiliated person – joint-stock company comprising the same group of persons		

1. Content of data about affiliated person prior to the change:

Full brand name or surname, name and patronymic name of an affiliated person	Location of affiliated person or place of residence of a natural person	Ground (grounds) due to which a person is recognized to be affiliated	The date of the ground (grounds) occurrence	Equity share of affiliated person in the authorized capital of the joint-stock company	The share of ordinary stocks of the joint-stock company that belongs to affiliated person
2	3	4	5	6	7
Zelenkov Vladimir Anatolievich	*Perm city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*31.03.2007*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

2. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Trefilov Sergey Leonidovich	*Perm city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*01.07.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
4.	*The person ceased to be affiliated due termination of participation in the group of persons to which the Company belongs*	*03.08.2007*	*10.12.2007*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "Permtelecom"	*Podlesnaya street 45, Perm city, 614097*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*10.10.1995*	---	---
Trefilov Sergey Leonidovich	*Perm city*		*01.07.2007*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of

			affiliated persons
5.	*Change of location of the Company's affiliated person due to the update of the information by the person entitled to dispose of more than 50% of the Company's voting shares*	*01.07.2007*	*10.12.2007*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Moscow's center of new technologies and telecommunications"	*Arbat street 46, Moscow, 121002*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*09.10.2002*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Moscow's center of new technologies and telecommunications"	*Building 1, Arbat street 46, Moscow, 121002*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*09.10.2002*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
6.	*The person ceased to be the Company's affiliated person due to the update of the information by the person entitled to dispose of more than 50% of the Company's voting shares*	*01.07.2007*	*10.12.2007*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Prilipko Victor Ivanovich	*Moscow*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*31.03.2007*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
7.	*The changes in the list of the Company's affiliated persons due to the re-election of single executive body of affiliated person – joint-stock company comprising the same group of persons*	*02.07.2007*	*10.12.2007*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Kozelskyi Vyacheslav Evgenievich	*Moscow*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*08.06.2007*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
—	---	—	---	---	---

2. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
—	---	---	---	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Kuznetsov Pavel Borisovich	*Moscow*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*02.07.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
8.	*The change of the date of affiliation ground occurrence due to the re-election of single executive body of affiliated person – joint-stock company comprising the same group of persons*	*27.07.2007*	*10.12.2007*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Statkevich Sergey Vladimirovich	*Saint Petersburg*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*20.09.2006*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Statkevich Sergey Vladimirovich	*Saint Petersburg*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*27.07.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
9.	*The changes in the list of the Company's affiliated persons due to the re-election of single executive body of affiliated person – joint-stock company comprising the same group of persons*	*10.08.2007*	*10.12.2007*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Shcherbakov Sergey Vladimirovich	*Saint Petersburg*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*01.02.2007*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7

---	---	---	---	---	---	---

2. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Noskov Nikolai Vasilievich	*Saint Petersburg*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*10.08.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
10.	*The change of the date of affiliation ground occurrence due to the re-election of single executive body of affiliated person – joint-stock company comprising the same group of persons*	*21.08.2007*	*10.12.2007*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Sokolov Vladimir Alexandrovich	*Saint Petersburg*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*20.09.2006*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Sokolov Vladimir Alexandrovich	*Saint Petersburg*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*21.08.2007*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
11.	*The change of the date of affiliation ground occurrence due to the re-election of single executive body of affiliated person – joint-stock company comprising the same group of persons*	*10.09.2007*	*10.12.2007*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Efimov Vladimir Pavlovich	*Blagoveshchensk town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*03.07.2006*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Efimov Vladimir Pavlovich	*Blagoveshchensk town*	*The person belongs to the same group of persons to which the joint-stock company*	*10.09.2007*	---	---

		belongs			

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
12.	*The person ceased to be affiliated due termination of participation in the group of persons to which the Company belongs*	*28.09.2007*	*10.12.2007*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "Bona"	*Troitskyi avenue 45, Arkhangelsk town, 163061*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*21.11.2001*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
13.	*The change of ZIP code of location of the Company's affiliated person due to the update of the information by the person entitled to dispose of more than 50% of the Company's voting shares*	*30.09.2007*	*10.12.2007*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Limited Liability Company "Telecom-Stroi"	*3-rd Balinskaya street 9A, Ivanovo town, 153521*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*30.11.2002*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
Limited Liability Company "Telecom-Stroi"	*3-rd Balinskaya street 9A, Ivanovo town, 153011*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*30.11.2002*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons
14.	*The person ceased to be the Company's affiliated person due to its reorganization in the form of takeover to other Company's affiliated person – to CJSC NSS.*	*01.12.2007*	*31.12.2007*

1. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Minnikhanov Kamil Mukhamedovich	*Kazan city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*21.02.2005*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---		---	---

2. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Morozov Anatolyi Vladimirovich	*Saransk town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*27.06.2007*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---		---	---

3. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Nelyubov Dmitry Valentinovich	*Saratov city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*07.11.2006*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---		---	---

4. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Dubinin Vladimir Ilyich	*Cheboksary town*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*12.06.2007*	*0,000861%*	*0,000065%*

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---		---	---

5. Content of data about affiliated person prior to the change:

2	3	4	5	6	7
Metelkin Sergey Nikolaevich	*Nizhny Novgorod city*	*The person belongs to the same group of persons to which the joint-stock company belongs*	*07.11.2006*	---	---

Content of data about affiliated person after the change:

2	3	4	5	6	7
---	---	---		---	---

1253-2(b)

QUATERLY REPORT

Open Joint Stock Company VolgaTelecom

The issuer's code: | 0 | 0 | 1 | 3 | 7 | - | A |

For quarter IV of 2007

The issuer's location: Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation.

The information contained in this quarterly report is subject to disclosure in accordance with the Russian Federation legislation on securities

Acting General Director	signature	/O.V. Ershov / signator
Date: February 13, 2008		
Chief accountant	signature	/ N.I. Popkov / signator
Date: February 13, 2008		

Contact person: Expert of 1-st category
Mrs. Mironova Elena Petrovna

Phone: +7(831) 437 51 39
Fax: +7(831) 430 67 68
E-mail: gd@vt.ru

The address of Internet web-site(s) where the information contained in this quarterly report is disclosed: http://www.vt.ru/?id=8302

Table of contents

IV. Data on the issuer's financial and economic activities

V. Detailed data on persons - members of the issuer's management bodies, the issuer's bodies controlling its financial-economic activities, and brief data on the issuer's employees (workers)

VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer

VII. The issuer's accounting reporting and other financial information

Introduction

The issuer's full and abbreviated brand name:
The issuer's full brand name:
Открытое акционерное общество "ВолгаТелеком"
The issuer's full brand name in English:
Open Joint Stock Company VolgaTelecom
The issuer's abbreviated brand name: ***ОАО "ВолгаТелеком"***
The issuer's abbreviated brand name in English: ***OJSC VolgaTelecom***

The issuer's location:
Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000, the Russian Federation

The issuer's contact telephone numbers and e-mail address:
Phone: ***(831) 437 50 09; 437 50 00***
Fax: ***(831) 430 67 68***
E-mail: **gd@vt.ru**

The address of the web site in the Internet where the full text of the issuer's quarterly report is posted:
http://www.vt.ru/?id=8302

The grounds of the issuer's obligation to disclose the information in the form of quarterly report:

- ***the issuer is a joint stock company established as a result of privatization of state enterprise, and in accordance with privatization plan approved as established by law which plan as of the date of its approval was the prospectus of emission of the issuer's shares, as the privatization plan provided for the capability of the issuer's shares disposal to more than 500 purchasers;***
- ***the issuer has securities in circulation – the bonds for which the prospectus of securities was registered.***

"The present quarterly report contains the estimations and forecasts of the issuer's authorized management bodies as regards future events and/or actions, prospects of development of the industry in which the issuer executes its core activities and the results of the issuer's activities, including the issuer's plans, probability of occurrence of certain events and making certain actions. The investors should not completely rely on the estimations and forecasts of the issuer's management bodies, as the actual results of the issuer's activities in the future may differ from the forecasted results for many reasons. The acquisition of the issuer's securities is connected with the risks described in the present quarterly report".

I. Brief data on persons forming the issuer's management bodies structure, data on bank accounts, on auditor, appraiser and on the issuer's financial adviser, and also on other persons who signed the quarterly report

1.1. Persons forming the issuer's management bodies structure

1.1.1. The issuer's collegial management body: **Board of directors**
Personal structure of the issuer's Board of directors:
Chairman: ***Kuznetsov Sergey Ivanovich***
Year of birth: ***1953***

Members of the Board of directors:
Andreev Vladimir Alexandrovich
Year of birth: ***1951***
Bilibin Yuri Alexandrovich
Year of birth: ***1971***
Gavrilenko Anatolyi Anatolievich
Year of birth: ***1972***
Grigorieva Alla Borisovna
Year of birth: ***1967***
Degtyarev Valeryi Victorovich
Year of birth: ***1957***
Enin Evgenyi Petrovich
Year of birth: ***1958***
Zhelonkin Vladimir Borisovich
Year of birth: ***1967***
Omelchenko Sergey Valerievich
Year of birth: ***1963***
Savchenko Victor Dmitrievich
Year of birth: ***1960***
Fedorov Oleg Romanovich
Year of birth: ***1968***

1.1.2. The issuer's collegial executive body: **Management board**
Personal structure of the issuer's Management board:
Chairman of the Management board: ***Omelchenko Sergey Valerievich***
Year of birth: ***1963***

Members of the Management board:
Astakhova Svetlana Leonidovna
Year of birth: ***1974***
Dyakonov Mikhail Vasilievich
Year of birth: ***1954***
Ershov Oleg Vladimirovich
Year of birth: ***1977***
Ketkov Alexander Yulievich
Year of birth: ***1972***
Kostin Denis Borisovich
Year of birth: ***1969***
Petrov Mikhail Victorovich

Year of birth: ***1973***
Popkov Nikolai Ivanovich
Year of birth: ***1973***
Ulyanov Vladimir Vasilievich
Year of birth: ***1951***

1.1.3. The issuer's single executive body: **General Director**

The person holding the post of the issuer's single executive body:

Omelchenko Sergey Valerievich
Year of birth: ***1963***

1.2 Data on the issuer's bank accounts

The data are provided in regard to at least 10 settlement and other accounts of the issuer that are considered by the issuer to be its GL accounts:

The list of accounts of OJSC VolgaTelecom's General directorate

№	Account number	TIN	Bank	BIC	Corresponding account №	The bank department where the account is established. Location.	Currency	Account category
General directorate								
1	40702810142020002011	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005	RUR	Expense
2	40702810442020001796	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005	RUR	Receipts
3	40702810642020400003	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005	RUR	Expense
4	40702978342020000276	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005	EUR	Current, currency
5	40702978142020200276	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005	EUR	Transit, currency
6	40702840742020000276	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005	USD	Current, currency
7	40702840542020200276	7707083893	Russian Federation Joint Stock Commercial Savings Bank (open joint stock company), Volgo-Vyatskyi bank of RF Savings Bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, Oktyabrskaya street 35, 603005	USD	Transit, currency
8	40702840800010369714	7710030411	Closed Joint Stock Company "International Moscow Bank", CJSC "International Moscow Bank"	44525545	30101810300000000545	Representation office of CJSC "International Moscow Bank" in Nizhny Novgorod city, Semashko street 12, Nizhny Novgorod city, 603155	USD	Current, currency

9	40702810200010369713	7710030411	Closed Joint Stock Company "International Moscow Bank", CJSC "International Moscow Bank"	44525545	30101810300000000545	Representation office of CJSC "International Moscow Bank" in Nizhny Novgorod city, Semashko street 12, Nizhny Novgorod city, 603155	RUR	Expense
10	40702840100010369715	7710030411	Closed Joint Stock Company "International Moscow Bank", CJSC "International Moscow Bank"	44525545	30101810300000000545	Representation office of CJSC "International Moscow Bank" in Nizhny Novgorod city, Semashko street 12, Nizhny Novgorod city, 603155	USD	Transit, currency
11	40702810800000001352	7744001497	Joint stock bank of gas industry "GAZPROMBANK" (closed joint stock company), Branch of Joint Stock Bank "Gazprombank" (CJSC)	42202764	30101810700000000764	Branch of Joint Stock Bank "Gazprombank" (CJSC) in Nizhny Novgorod city, Piskunov street 3/5, 603005	RUR	Expense
12	40702840224000011872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, Reshetnikovskaya street 4, GSP 78, 603950	USD	Current, currency
13	40702978824000011872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, Reshetnikovskaya street 4, GSP 78, 603950	EUR	Current, currency
14	40702840324000021872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, Reshetnikovskaya street 4, GSP 78, 603950	USD	Transit, currency
15	40702978924000021872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, Reshetnikovskaya street 4, GSP 78, 603950	EUR	Transit, currency
16	40702810924000011872	7702070139	Bank of foreign trade (open joint stock company), OJSC "Vneshtorgbank"	42202837	30101810200000000837	OJSC "Vneshtorgbank" branch in Nizhny Novgorod city, Reshetnikovskaya street 4, GSP 78, 603950	RUR	Receipts
17	40702810800000001038	7710301140	Intra-regional commercial bank of communications and IT development (open joint stock company), (OJSC JSCB "Svyaz-Bank")	44525848	30101810900000000848	OJSC JSCB "Svyaz-Bank" Tverskaya street 7, Moscow, 125375	RUR	Receipts-expense
18	40702810200320000097	7710301140	Intra-regional commercial bank of communications and IT development (open joint stock company) Nizhny Novgorod regional branch	042202700	30101810900000000700	OJSC JSCB "Svyaz-Bank" Nizhny Novgorod branch, Pozharskyi street 20, Nizhny Novgorod city, 603005	RUR	Receipts-expense
19	40702810100320100097	7710301140	Intra-regional commercial bank of communications and IT development (open joint stock company) Nizhny Novgorod regional branch	042202700	30101810900000000700	OJSC JSCB "Svyaz-Bank" Nizhny Novgorod branch, Pozharskyi street 20, Nizhny Novgorod city, 603005	RUR	Expense

1.3. Data on the issuer's auditor (auditors)

Information about the auditor (auditors) carrying out (carried out) independent audit of the issuer's bookkeeping and financial (accounting) statement comprising quarterly report on the basis of the contract concluded with the auditor (s), and also about the auditor (auditors) approved (selected) for the audit of the issuer's annual financial (accounting) statement based on the results of current or accomplished fiscal year:

Full brand name:
Limited Liability Company Ernst & Young
Abbreviated brand name: ***Ernst & Young LLC***
Location: ***Building 1, Sadovnicheskaya Naberezhnaya 77, Moscow, 115035, the Russian Federation***
TIN: ***7717025097***
Phone: ***(495) 705-97-00*** Fax: ***(495) 755-97-01***
E-mail: moscow@ru.ey.com
Data on the auditor's license:
License number: ***№ E002138, approved by Ministry of Finance order № 223 of September 30, 2002.***
Date of issue: ***30.09.2002.***
Validity term: ***Extended by RF Ministry of Finance order №573 of September 17, 2007 till September 30, 2012.***
The authority that issued the license: ***the Russian Federation Ministry of Finance***
Data on the auditor's affiliation to boards, associations or to other trade associations (organizations):
Ernst & Young LLC participates in the activities of Advisory council for foreign investments in Russia operating under the chairmanship of Ernst & Young LLC and the Chairman of the Russian Federation Government.

Ernst & Young LLC also cooperates with Russian Union of Industrialists and Entrepreneurs, Association of Russian banks, International center for taxes and investments, Moscow International Business Association, European Business Association, American Chamber of Commerce and Business council for corporate governance in Europe emerging markets under the auspices of World Economic Forum, and also interacts with Russian legislative authorities and ministries on the issues related to business.

Ernst & Young LLC officers take active part in the activities of the above listed organizations. It means that the Company's experts not only have the idea of political and economic factors affecting the business of our customers, but also of the course of problems solution and persons defining this process.

Ernst & Young LLC experts are the members of the following committees:

Russian Union of Industrialists and Entrepreneurs:

Working group for taxation and currency exchange regulation; Working group for judicial reform; Working group for the problems of SME development; Committee for corporate governance; Working group for gas industry reform; Working group for the problems of financial and securities market; Working group for power industry reform.

American Chamber of Commerce:

Committees: for capital markets and financial services; customs and transport; power industry; financial markets; labor relations; IT and communications; investments; leasing; property; security; taxation.

European Business Association:

Committees: of automakers; for corporate governance issues; for customs; for labor relations; for IT; for power industry; for property; for taxation.

Union of German Economy:

Committee for foreign trade; Committee for taxes and financial reporting.

Non-commercial partnership "Institute of professional accountants of Russia":

Executive council; Committee for international relations of the Institute of professional accountants of Russia. Ernst & Young LLC is a member of this organization – minutes № 11/-05 of November 23, 2005.

Ernst & Young LLC is also a longstanding member of Association of Russian banks.

Fiscal year for which the auditor conducted independent check of bookkeeping and financial (accounting) statement of the issuer:

RAS accounting statement for 2006, financial statements for 2006 as per international standards.

The factors that may affect the independence of the auditor from the issuer:

There are no such factors.

The information on availability of material interest connecting the auditor (the auditor's officials) with the issuer (the issuer's officials):

Availability of the auditor's equity shares (the auditor's officials) in the issuer's authorized capital: ***none.***

Provision of borrowings to the auditor (the auditor's officials) by the issuer: ***none.***

Availability of close business relations and also of kindred relations: ***none.***

Data on the issuer's officials being simultaneously the auditor's officials: ***There are no such persons.***

The procedure of the issuer's auditor selection.

Availability of tender procedure related to the auditor selection:

Starting since 2006 fiscal year the procedure of the auditor selection is regulated by "Provision on the procedure of holding tender of selecting an auditor for mandatory check of accounting bookkeeping and drawing up of financial (accounting) statement of OJSC VolgaTelecom. In 2003 - 2005 there was no such procedure.

The procedure of nominating the auditor's candidacy for the approval by the shareholders' meeting:

The auditor's candidacy is preliminary approved by the Committee for Audit. Then, the auditor's candidacy is approved by the issuer's Board of directors and is included into the agenda of the annual general meeting of shareholders. The auditor is elected by voting at the annual general meeting of shareholders.

Information about the activities carried out by the auditor within special audit engagements:

In regard to accounting statement for year 2006 there were no activities within special audit engagements.

The procedure of assessment of the auditor's fee size:

The size of the fee for the auditor's services is determined by the Company's Board of directors (in accordance with Federal Law "On joint stock companies", Article 65, item 10) and is included into the contract. The size of the fee is calculated on the basis of hourly rates of the adviser's employees depending on the employees' category and time spent by the employees to render these services.

The actual fee paid to the auditor for 2003 is RUR 12 569 567.

The actual fee paid to the auditor for 2004 is RUR 11 838 894.

The actual fee paid to the auditor for 2005 is RUR 23 263 243.
The actual fee paid to the auditor for 2006 is RUR 28 801 900.

Information about availability or lack of deferred and delayed payments for the services rendered by the auditor:

There are no deferred and delayed payments for the services rendered by the auditor.

1.4. Data on the issuer's appraiser

In regard to the appraiser (appraisers) being involved (involved) by the issuer in the reporting quarter:

During the reporting quarter the issuer did not involve the appraiser

- to determine the market price of securities being placed and of placed securities in circulation;

- to render other services of evaluation related to securities issue.

Data on the appraiser involved in reassessment of property, plant and equipment of the issuer or the issuer's real property assets for the last 5 accomplished fiscal years and during the reporting quarter:

During the last 5 accomplished fiscal years and the reporting quarter the issuer did not involve the appraiser in reassessment of property, plant and equipment or real property assets.

1.5. Data on the issuer's advisers

Financial adviser at securities market which renders the appropriate services to the issuer on the basis of contract and also other persons rendering consulting services related to securities issue to the issuer, and which signed quarterly report and/or registered offering memorandum of securities being in circulation:

During the reporting quarter the issuer did not involve such advisers.

Data on other advisers the disclosure of which, in the issuer's opinion, is essential for making the decision on acquisition of the issuer's securities:

During the reporting quarter the issuer did not involve such advisers.

1.6. Data on other persons who signed this quarterly report

There are no other persons who signed this quarterly report.

II. Basic information on the issuer's financial-economic standing

2.1. Indicators of the issuer's financial-economic activities

In this reporting period the information is not provided.

2.2. The issuer's market capitalization

Information about the issuer's market capitalization at the end date the last accomplished reporting period:

OJSC VolgaTelecom total market capitalization:

End date of the last accomplished reporting period	Total capitalization, US$	Total capitalization, RUR
31.12.2007	*1 819 424 680*	*44 648 317 756*

At the end date of the reporting period the issuer's shares are allowed for circulation by two trading organizers at securities market:

- ***Open Joint Stock Company "Stock Exchange "Russian Trading System" (OJSC "RTS");***
- ***Closed Joint Stock Company "Stock Exchange MICEX" (CJSC "SE MICEX").***

OJSC "RTS" - trading organizer was selected for calculation of market price of a share for 2007, the issuer's shares have been circulating in OJSC "RTS" trading system since November 2004.

Methods of determining the issuer's market capitalization:

Year 2007

Market capitalization is calculated as the product of shares quantity of the corresponding category (type) by market price of a share of this category (type). The market price is determined in accordance with "The procedure of calculation of market price of issuing securities and investment shares and investment funds allowed for circulation via trading organizers" approved by Russia's FCSM Regulation № 03-52/nc of 24.12.2003 (registered with the Ministry of justice of the Russian Federation on 23.01.2004, registration № 5480) and is disclosed by the trading organizer at securities market.

Market price of issuing securities allowed for circulation via a trading organizer is calculated in the following way:

In case if during a selling day on the date of calculation of market price of a security there were made ten and more transactions via the trading organizer, then the market price is calculated as weighted average price (rate) of one security under the transactions made during the selling day via the trading organizer.

In case if during a selling day on the date of calculation of market price of a security there were made less than ten transactions via the trading organizer (including the case when there were no transactions), then the market price is calculated as weighted average price (rate) of one security for the last ten transactions made during the last 90 selling days via the trading organizer.

In case if during the last 90 selling days via the trading organizer there were made less than ten transactions on one security, then the market price is not calculated.

In case if on the date of the trading organizer's determination of security's market price the market price is not calculated, then the latest in time market price calculated by the trading organizer and established during 90 selling days is recognized to be the market price.

Ordinary registered shares:

End date of the last accomplished reporting period	US$/RUR rate*, RUR	Market price, 03-52/nc, RUR	Quantity of shares	Capitalization, US$	Capitalization, RUR
31.12.2007	*24,5398*	*148,16947*	*245 969 590*	*1 485 145 918*	*36 445 183 786*

* *Official US$/RUR rate established by the Russian Federation Central Bank at the end date of the reporting period.*

Preferred registered shares:

End date of the last accomplished reporting period	US$/RUR rate*, RUR	US$/RUR rate*, RUR	Quantity of shares	Capitalization, US$	Capitalization, RUR
31.12.2007	*24,5398*	*100,05847*	*81 983 404*	*334 278 762*	*8 203 133 970*

* *Official US$/RUR rate established by the Russian Federation Central Bank at the end date of the reporting period.*

Note:

To prepare the data at December 31, 2007 only the information about market transactions concluded at OJSC "RTS" stock exchange was used.

2.3. The issuer's liabilities

2.3.1. Accounts payable

In this reporting period the information is not provided.

2.3.2. The issuer's credit history

Credit agreements and loan contracts, the amount of principal debt under which is 5 and more percent of the issuer's assets book value, at 01.01.2008 and for the last 5 accomplished fiscal years:

Liability description	Creditor's (debt holder's) name	The amount of principal debt, RUR/foreign currency	Term of credit (loan)/ debt schedule	Availability of delay in obligation performance as regards the payment of principal debt amount and/or fixed interest, delay duration, days
2003				
Bonded loan	Legal entities and natural persons	**RUR 1 000 000 000**	***21.02.2003/ 21.02.2006***	***There is no delay, the loan was repaid.***
2004				
Credit line	RF Savings bank	**RUR 1 480 000 000**	***09.06.2004/ 09.06.2009***	***There is no delay, the credit was repaid. ****

2005				
BT-2 series bonded loan	Legal entities and natural persons	**RUR 3 000 000 000**	***06.12.2005/ 30.11.2010 (Offer 05.12.2008)***	***There is no delay.***
BT-3 series bonded loan	Legal entities and natural persons	**RUR 2 300 000 000**	***06.12.2005/ 30.11.2010***	***There is no delay.***
2006				
BT-4 series bonded loan	Legal entities and natural persons	**RUR 3 000 000 000**	***12.09.2006/ 03.09.2013 (Offer 10.09.2009)***	***There is no delay.***
2007				
In 2007 the specified credit agreements and (or) loan contracts were not concluded.				

** The credit was repaid in full ahead of schedule in quarter 4 of 2005 in order to reduce the costs for debt portfolio servicing and to substitute the credits for funds raised by BT-2 series bonds floatation.*

1. Full description of securities: ***Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory centralized custody.***
The issue's state registration number and the date of state registration of the securities issue: ***4-44-00137-A of 10.11.2005.***
The body that conducted state registration of the securities issue: ***Russia's FFMS***
The date of state registration of the report on the results of the securities issue: ***11.01.2006.***
The body that conducted state registration of the report on the results of the securities issue: ***Russia's FFMS***
The quantity of the issue securities: ***3 000 000 bonds***
Par value of each bond of the issue: ***RUR 1 000***
The volume of the securities issue at par value: ***RUR 3 000 000 000, which amounts to 9,43% of the issuer's assets book value at the date of the last accomplished quarter preceding the state registration of the report on the results of the bonds issue.***

2. Full description of securities: ***Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory centralized custody.***
The issue's state registration number and the date of state registration of the securities issue: ***4-45-00137-A of 10.11.2005.***
The body that conducted state registration of the securities issue: ***Russia's FFMS***
The date of state registration of the report on the results of the securities issue: ***11.01.2006.***
The body that conducted state registration of the report on the results of the securities issue: ***Russia's FFMS***
The quantity of the issue securities: ***2 300 000 bonds***
Par value of each bond of the issue: ***RUR 1 000***
The volume of the securities issue at par value: ***RUR 2 300 000 000, which amounts to 7,23% of the issuer's assets book value at the date of the last accomplished quarter preceding the state registration of the report on the results of the bonds issue.***

3. Full description of securities: ***Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory centralized custody.***
The issue's state registration number and the date of state registration of the securities issue: ***4-46-00137-A of 06.06.2006.***
The body that conducted state registration of the securities issue: ***Russia's FFMS***
The date of state registration of the report on the results of the securities issue: ***19.10.2006.***
The body that conducted state registration of the report on the results of the securities issue: ***Russia's FFMS***

The quantity of the issue securities: ***3 000 000 bonds***
Par value of each bond of the issue: ***RUR 1 000***
The volume of the securities issue at par value: ***RUR 3 000 000 000, which amounts to 8,87% of the issuer's assets book value at the date of the last accomplished quarter preceding the state registration of the report on the results of the bonds issue.***

<table>
<tr><th rowspan="2">Obligation's description</th><th rowspan="2">Principal debt amount, RUR thousand</th><th colspan="2">Maturity date</th><th rowspan="2">Interest rate, %</th><th colspan="2">Repayment dates</th></tr>
<tr><th>Schedule</th><th>Actually</th><th>Schedule</th><th>Actually</th></tr>
<tr><td rowspan="10">Bonded loan (BT-2 series)</td><td rowspan="10">3 000 000</td><td rowspan="10">30.11.2010</td><td rowspan="10">Maturity date has not occurred.</td><td rowspan="6">8,2%</td><td>06.06.2006</td><td>06.06.2006</td></tr>
<tr><td>05.12.2006</td><td>05.12.2006</td></tr>
<tr><td>05.06.2007</td><td>05.06.2007</td></tr>
<tr><td>04.12.2007</td><td>04.12.2007</td></tr>
<tr><td>03.06.2008</td><td rowspan="6">Repayment dates have not occurred.</td></tr>
<tr><td>02.12.2008</td></tr>
<tr><td rowspan="4">It is defined by the issuer.</td><td>02.06.2009</td></tr>
<tr><td>01.12.2009</td></tr>
<tr><td>01.06.2010</td></tr>
<tr><td>30.11.2010</td></tr>
<tr><td rowspan="10">Bonded loan (BT-3 series)</td><td rowspan="10">2 300 000</td><td rowspan="10">30.11.2010</td><td rowspan="10">Maturity date has not occurred.</td><td rowspan="10">8,5%</td><td>06.06.2006</td><td>06.06.2006</td></tr>
<tr><td>05.12.2006</td><td>05.12.2006</td></tr>
<tr><td>05.06.2007</td><td>05.06.2007</td></tr>
<tr><td>04.12.2007</td><td>04.12.2007</td></tr>
<tr><td>03.06.2008</td><td rowspan="6">Repayment dates have not occurred.</td></tr>
<tr><td>02.12.2008</td></tr>
<tr><td>02.06.2009</td></tr>
<tr><td>01.12.2009</td></tr>
<tr><td>01.06.2010</td></tr>
<tr><td>30.11.2010</td></tr>
</table>

<table>
<tr><th rowspan="2">Obligation's description</th><th rowspan="2">Principal debt amount, RUR thousand</th><th colspan="2">Maturity date</th><th rowspan="2">Interest rate, %</th><th colspan="2">Repayment dates</th></tr>
<tr><th>Schedule</th><th>Actually</th><th>Schedule</th><th>Actually</th></tr>
<tr><td rowspan="15">Bonded loan (BT-4 series)</td><td rowspan="15">3 000 000</td><td rowspan="15">03.09.2013</td><td rowspan="15">Maturity date has not occurred.</td><td rowspan="12">7,99%</td><td>12.12.2006</td><td>12.12.2006</td></tr>
<tr><td>13.03.2007</td><td>13.03.2007</td></tr>
<tr><td>12.06.2007</td><td>13.06.2007(*)</td></tr>
<tr><td>11.09.2007</td><td>11.09.2007</td></tr>
<tr><td>11.12.2007</td><td>11.12.2007</td></tr>
<tr><td>11.03.2008</td><td rowspan="10">Repayment dates have not occurred.</td></tr>
<tr><td>10.06.2008</td></tr>
<tr><td>09.09.2008</td></tr>
<tr><td>09.12.2008</td></tr>
<tr><td>10.03.2009</td></tr>
<tr><td>09.06.2009</td></tr>
<tr><td>08.09.2009</td></tr>
<tr><td rowspan="3">It is defined by the issuer.</td><td>08.12.2009</td></tr>
<tr><td>09.03.2010</td></tr>
<tr><td>08.06.2010</td></tr>
</table>

				07.09.2010
				07.12.2010
				08.03.2011
				07.06.2011
				06.09.2011
				06.12.2011
				06.03.2012
				05.06.2012
				04.09.2012
				04.12.2012
				05.03.2013
				04.06.2013
				03.09.2013

***** *According to item 9.3 of the Decision on securities issue, if the date of the Bonds' coupon yield falls on a day-off irrespective whether it is a state holiday or a day-off for settlement operations, then the due amount is paid on the first business day following the day-off. June 12, 2007 is a non-business day, so the coupon yield was paid on June 13, 2007.***

2.3.3. The issuer's liabilities from the guarantee provided to third parties

The information for the reporting period will be provided in the report for Q 1-2008.

2.3.4. The issuer's other liabilities

There are no issuer's agreements, including time transactions, not shown in its accounting balance-sheet which may materially affect the issuer's financial standing, its liquidity, sources of finance and terms of their utilization, results of activities and expenses.

2.4. The purposes of the issue and the trends of usage of resources obtained from the issuing securities placement

Information about the issues carried out in the form of public offering or private offering under which the company received funds in the reporting quarter:

In the reporting quarter the issuer did not issue securities.

2.5. Risks related to the acquisition of being placed (placed) issuing securities

2.5.1. Industry risks

The impact of potential deterioration of situation in the issuer's industry on its activities and performance of securities obligations. The most important potential changes in the industry, and also the issuer's expected actions in this case:

Deterioration of the issuer's position in the industry may be caused by the reasons of general economic nature:

- ***potential damping of solvent demand of the residential sector for communication services related to deterioration of financial-economic standing of the region's population and upon the whole in the Russian Federation;***
- ***potential general drop of production in Russian economy and deterioration of financial***

standing of commercial undertakings of the region;

- *potential deterioration of state of the Russian Federation and the region's budgets implementation, which would contribute to the reduction of financing of state-financed organizations and the growth of their debt for communication services;*
- *potential deterioration of investment environment in the country and in the region;*
- *economical risks typical for the Russian Federation upon the whole, including the availability of probability of changes in legislation which may result in the reduction of the issuer's profit or tightening of taxation procedure as regards the yield on the issuer's securities;*
- *potential change of the country's line of policy;*

and by the reasons related to:

- *malfunctions of networks and systems which may negatively affect the Company's activities and its financial performances. OJSC VolgaTelecom is consistently improving its strategy to overcome the consequences of the events of such kind;*
- *the increase in the equipment cost, electric power and other utility services (products) required for the Company's operation; this may result in the increase in the products (services) prime cost and have effect on the Company's efficiency indicators.*

In addition, the issuer's standing in the market is complicated by the following factors:

- *dependence on Russia's Federal Service for Tariffs in establishing regulated tariffs and also ambiguity of tariff reform nature and its timeline;*
- *change of interaction pattern with OJSC Rostelecom in 2006.*

In 2006 within the framework of realization of the Government's arrangements of reorganization of telecom industry (liberalization of long-distance communication market) the issuer when rendering DLD and ILD services to customers passed to new pattern of interaction with OJSC Rostelecom; the relations with it are governed by network interconnection contract and the contract of the issuer's services for value to OJSC Rostelecom.

- *change of interaction pattern with connected operators in 2006.*

In accordance with regulations effective since January 1, 2006 the procedure of settlements with connected operators has substantially changed.

Prior to January 1, 2006 the settlements for connection and traffic transit services as related to local telephony services were unilateral; as related to ILD, DLD and intra-region telephony, connected operators received a part of revenues from rendering the said services depending on the degree of participation in the technological process of their provision.

After January 1, 2006 the settlements for connection and traffic transit services when rendering all kinds of telephony services are of mutual nature and consist of the following kinds of payments: payment for arrangement of connection point, fee for using the connection point, payment for each minute of transited traffic.

Thus, along with arising additional revenues from connection and traffic transit services the Company incurs additional expenses related to the payments to operators for arrangement of connection points, using the connection points and traffic transit via the operator's network.

In addition, connection and traffic transit services have become the services the prices for which are regulated by the government. Correspondingly, the procedure of their formation, including defining the size of profit taken into account in such prices, is defined by the appropriate regulatory authority (Order №51 of 19.06.2006 of Federal Service for Supervisory control in communications area).

Status of essential operator:

According to orders of Federal Service for Supervisory control in telecommunications area № 39 of 21.10.05, №№ 40 and 31 of 24.10.05, № 52 of 22.12.05 the Company is included into the Register of operators occupying essential position in PSTN.

Telecommunications operator occupying essential position in PSTN is obliged to render services of connection and traffic transit services to any carrier approaching the operator; however none of the carriers may be prioritized. The refusal of telecommunications operator occupying essential position in PSTN to conclude the contract of electric communication networks connection

is not allowed, except for the cases when connection of electric communication networks and their interaction contradict terms and conditions of licenses issued to the carriers or the regulations defining the construction and functioning of unified electric communication network of the Russian Federation.

The prices for rendered services of connection and traffic transit are to be established to be equal for all carriers, except for the cases, when the law and other legal acts allow for granting privileges to certain categories of users.

Tariffs for telecommunication services:

In accordance with the Russian Federation Government regulation № 627 of 19.10.2005 the prices for connection and traffic transit services rendered by operators occupying essential position in PSTN are subject to government regulation. These prices are regulated by Rossvyaznadzor as agreed upon with Russia's Federal Service for Tariffs.

Federal Service for Tariffs approved accounting treatment of economically justified expenses and standard profit (Order № 189-c/1 of September 5, 2006).

OJSC VolgaTelecom approved the tariffs for connection and traffic transit services since 01.07.2006.

Since February 1, 2007 Russia's Federal Service for Tariffs approved compensatory surcharge in the amount of RUR 0,44 per minute (Russia's Federal Service for Tariffs Order №278-c/2 of 17.11.2006) applicable to the price for the services of local and zone initiation of call at establishment of DLD and ILD calls. This compensation bonus allows for the operators to cover the losses occurring when rendering regulated local calls services. It should be noted that since 01.01.2008 it is scheduled to abolish the compensatory surcharge for call initiation (Government regulation № 637 of 24.10.06).

In accordance with the Russian Federation Government Regulation № 637 of 24.10.2005 the Company approved mandatory tariff schedules for residential subscribers with Russia's Federal Service for Tariffs: tariff schedules with time rate system of payment; with subscriber's fee system of payment for unlimited number of calls if time charging system is available; with combined system of payment and with subscriber's fee system of payment if there is no time charging system; these tariff schedules came into force since February 1, 2007.

Tariff schedules were set on the basis of speaking activity of the Company's subscribers, i.e. of the volume of service consumption.

Russia's Federal Service for Tariffs Order №278-c/2 of 17.11.2006 sets the following ceiling tariffs for local and intra-region communication services:

- provision of access – from RUR 5000 to RUR 9000 depending on the regional subsidiary and subscriber's category (resident or legal entity);

- provision of a line for permanent use – RUR 120 or RUR 125 for residents depending on the regional subsidiary and RUR 140 for entities;

- provision of local phone call – RUR 0,22 per minute of the call (RUR 0,23 in Nizhny Novgorod subsidiary).

2.5.2. Country and regional risks

Risks related to political and economic situation in the country (countries) and in the region where the issuer is registered as a taxpayer and/or carries out core activities provided that the issuer's core activities in this country (region) bring 10 and more percent of revenues for the last accomplished reporting period preceding the end date of the last reporting quarter:

Government regulation of telecom industry brings in to the Company's activities risks and uncertainty common for all Mega-Regional Companies; these risks and uncertainty being connected with the change of tariffs and reduction of volumes of cross-subsidy.

The economic situation in the regions and the relations with authorities of the Russian Federation subjects and with local authorities of actually all the regions are developing positively, which influences favorably the Company's activities and its capacity to perform its obligations.

In future, the reasons of the situation destabilization may be:

- *Interference of the government regulatory bodies into the issuer's activities. The Company is strengthening objectively its positions in the market. In addition, the number of management subjects is reduced for the regulatory body. Hence, the company occupying leading positions in the Volga region communications segment would attract more attention to its activities from the part of the state regulatory authorities.*
- *Reduction by regional authorities of financing of programs of telephonization of their regions.*

The major factors of political risks occurrence are:

- *Imperfection of legislative base governing economic relations;*
- *Insufficient efficiency of judicial system;*
- *Periodical change of authorities in the Russian Federation subjects;*
- *Change of government policy in relation to telecommunications industry development (elections to RF State Duma in 2007, and elections of the President in 2008);*
- *Lobbying of interests of foreign capital in RF telecom industry through changing the legislative base.*

In the first place the change of management in the Volga Federal district, the rise to power of opposition is referred to regional political risks.

The other risk factors that may impact the issuer's activities are:

- *Uncertainty in formation of tariffs established by the Ministry of Anti-monopoly Policy and their impact on the Company's operations;*
- *Change of accounting records current legislation.*

Risks related to potential military conflicts, imposing of the state of emergency and strikes in the country (countries) and the region where the issuer is registered as a taxpayer and/or carries out core activities:

The probability of occurrence of military conflicts, imposing of the state of emergency and strikes in the country and the region where the issuer is registered as a taxpayer and carries out its core activities is estimated as insignificant in order to consider these risks as circumstances capable to affect substantially the issuer's activities.

To minimize the risks of terrorist acts the issuer jointly with security agencies took additional measures for security assurance at the enterprise.

In case of occurrence of potential military conflicts, imposing of the state of emergency and strikes, the issuer, most probably, will be subordinate to security and military agencies as the issuer provides for vital and important state function.

Risks related to geographical features of the country (countries) and of the region where the issuer is registered as a taxpayer and/or carries out core activities, including heightened danger of acts of God, potential termination of transport due to remoteness and/or inaccessibility, etc.:

The risks related to geographical features of the region, including heightened danger of acts of God, potential termination of transport due to remoteness and inaccessibility are assessed as minimal.

Expected actions of the issuer in the event of negative impact of the change of situation in the country (countries) and the region on its activities:

In the event of negative impact of country and regional changes on the issuer's activities, the issuer is planning to put into effect the following general measures intended to maintain the revenue

performance of the Company:

- *to optimize the costs;*
- *to revise the investment program;*
- *to take enhanced measures to raise the turnover of accounts receivable.*

In case of negative impact of the changes of the situation in the country and in the region on the issuer's activities, the issuer will perform its bonds obligations for account of operations income, and when necessary will borrow short-term loans of commercial banks for these purposes.

Upon the whole, in medium-term perspective the issuer believes that the possibility of considerable negative impact of country and regional risks on its activities and performance of its obligations to be remote.

2.5.3. Financial risks

Description of the issuer's exposure to risks related to the change of interest rates, foreign currency exchange rate, to the issuer's activities relative to hedging applied by the issuer to reduce unfavorable implications of the above-said risks effect:

Negative changes of monetary management in the country, of currency rate and the increase in interest rates under the funds raised by the issuer, and also considerable growth of inflation rates may result in the growth of the issuer's costs, and hence, negatively affect the issuer's financial performances. In addition, it is impossible to close out completely the changes in the structure and professional level of the issuer's managers which may negatively affect the efficiency of adopted managerial decisions, including those connected with hedging applied by the issuer to reduce unfavorable implications of the above-said risks effect.

The level of interest rates unfavorable for the issuer is the level higher than 11% per annum.

Currency risks:

Essential changes of currency rates may increase the costs, reduce contingency reserve provisions and/or reduce the issuer's capabilities of debt servicing. During several years gradual drop of RUR/US$ rate has been observed, however since 2003 the position of ruble to US dollar has been strengthening. The capability of the Government and Russia's Central Bank to maintain stable ruble rate will depend on many political and economic factors, among which are control of inflation level and build up of foreign currency reserves at sufficient level to maintain the ruble rate. But even in case of drastic drop of currencies rate to minimize the negative impact the issuer has the capability to reduce the share of obligations in foreign currency by orienting itself to the vendors the settlements with which are made in the Russian Federation currency.

A certain part of the issuer's debt obligations is denominated in foreign currency (in US$ and Euro). Devaluation of ruble to US$ and Euro may negatively affect the issuer's efficiency (rate of return, profitability) due to the increase of expenses in terms of rubles.

Significant devaluation of ruble is capable to complicate for the issuer the performance of obligations as in this case the growth of tariffs may not be sufficient to compensate for the drop of services volume in physical terms. In this connection the issuer regulates the share of foreign currency obligations in the structure of its credit portfolio.

On the other hand a number of tariffs for the services provided by the issuer is also adjusted to US$ rate (including the services of Internet access, IP-telephony, some of data transmission services) which to some extent reduces currency risks faced by the issuer when carrying out its activities. As consequence, moderate devaluation of RUR to US$ will not materially affect the issuer's capabilities to perform its debt obligations.

That is why it is possible to state that the issuer's exposure to risks related to the change of foreign currency exchange rate is minimal, as the share of the issuer's obligations in foreign

currency is insignificant.

Expected actions of the issuer in the event of negative impact of the change of currency rate and of interest rates on the issuer's activities:

In case of considerable devaluation of ruble the issuer is planning to put into effect the following arrangements:
- to conduct tough policy intended to the reduction of costs denominated in foreign currency, and also wherever possible to change terms and conditions of contracts with vendors;
- to revise the investment program;
- to take measures to improve the turnover of current assets, in the first place for account of reduction of inventories, and also to revise existing contract relations with end-users to reduce overdue accounts receivable.

The impact of inflation on repayments under securities, critical, in the issuer's opinion, inflation values, and also expected actions of the issuer to reduce the said risk:

The inflation in Russia according to official figures at 2003 end was 12%, at 2004 end – 11,7%, at 2005 end – 10,9%, at 2006 end – 9%, and at 2007 end – 11,9%. As per the estimate of Russia's Ministry of Economic Development in 2008 the inflation will be 7,5-8,5%.

As regards the issuer's activities financial performances, the impact of inflation factor is ambiguous. The reduction of inflation rates when the economic growth is constant will contribute to further increase in real income of the population and corporate sector and, as consequence will result in the growth of communication services consumption. On the contrary, the growth of the rates of price increases may result both in the reduction of communication services consumption, and in the growth of the issuer's costs (e.g., for account of energy resources price advance), in the cost of borrowed funds and may become the reason of the drop of profit margin indicators.

Therefore in case of substantial excess of actual inflation values over the FR Government forecasts, and namely – if the inflation rates increase, the issuer is planning to take measures limiting the costs growth, the reduction of accounts receivable and the reduction of its average period.

The above-mentioned risks form the liquidity risk, i.e. the probability of incurring loss due to cash deficit at required time, and as consequence the issuer's failure to perform its obligations. The occurrence of such risk event may result in fines, late payment interest, and damage to the issuer's goodwill, etc.

The issuer manages the liquidity risk by planning the cash flows, by the analysis of scheduled and actual cash flows for the entire VolgaTelecom, and also for its regional subsidiaries. Occurring problems with absolute liquidity are resolved by raising credits and loans, and also by establishing the priorities of payments.

The issuer is incurring deficit of own working capital due to the growth of the Company's investment program. In 2003 - 2006 OJSC VolgaTelecom financed the deficit of working capital for account of short-term loans with Russian banks and for account of issue of bonded loans in Russia's market. In case of sharp reduction in liquidity in the markets of debt instruments and in the RF banking system the issuer's borrowing of short-term loans with Russian banks to cover the deficit of working capital may result in the growth of interest rates under the raised funds, and as consequence in considerable growth of the cost of debt obligations servicing. In addition, sharp reduction in liquidity of Russia's markets may result in difficulties when obtaining the financing to cover the deficit of the issuer's working capital.

Indicators of the issuer's financial reporting that are most exposed to the change as a result of impact of the said financial risks (the risks, probability of their occurrence and the nature of changes in the reporting):

In the issuer's opinion the basic indicators of the issuer's financial reporting – profit and accounts payable – are most exposed to the impact of above listed risks. The impact of financial risks on the level of proceeds is minimal. The issuer estimates the probability of occurrence of the above financial risks (sharp change of currency rates, inflation, and growth of interest rates) in the years to

come as low. However, in case of these risks occurrence it is possible that the prime cost of rendered services would grow and the Company's profit would reduce which may be partially compensated by the tariffs increase and by the reduction of amounts of borrowed funds.

2.5.4. Legal risks

The issuer is equally exposed to legal risks as other organizations in the Russian Federation. The issuer carries out its activities as communication operator and does not export commodities, works or services, so the legal risks related to the issuer's activities are described only for domestic market.

Risks related to the change of currency exchange regulation:

At present the issuer considers the risks related to the possibility of change of foreign currency law to be minimal. In connection with conduction of policy of currency exchange regulation liberalization the risks related to the change of foreign currency law are reducing.

Risks related to the change of tax legislation:

Russian tax legislation allows for diverse interpretations and is subject to frequent changes. Lately the course of events in the Russian Federation testifies to the fact that taxation authorities may take up hard-line attitude when interpreting tax legislation. As consequence the taxation authorities may lay claims for those transactions and accounting methods for which earlier they did not lay any claims. As a result considerable additional taxes, late payment interest and fines may be charged. Field tax inspection may cover the period not exceeding three calendar years directly preceding the year when the resolution was adopted to make the inspection.

In the management's opinion at December 31, 2007 the relevant provisions of legislation are interpreted by it upon the whole correctly and the probability of preserving the status in which the issuer is from the point of view of complying with the requirements of tax legislation is high. At the same time there is high probability that in some issues of interpretation of legislation requirements and charging of corresponding tax obligations the Company's management took the stance which subsequently may be considered by government fiscal authorities as the stance not having sufficient grounds. The issuer intends to protect its stance in these issues. The reporting at December 31, 2007 does not have the adjustments which may be needed due to these uncertainties and the stance taken by the issuer.

The issuer's management believes that the issuer's tax liabilities for the reporting and prior tax periods were charged properly and completely reflected in the issuer's accounting statements. However, basing on the results of tax inspections of other companies of OJSC Svyazinvest group conducted recently, the issuer's management assumes the availability of the risk that tax authorities may lay to the issuer substantial tax claims in regard to the issues allowing for capability of ambiguous interpretation of tax legislation, and in particular on the issue of determining proceeds under the contracts of network interconnection. The issuer's management believes that the issuer has the arguments sufficient for successful contestation of potential claims in the court. However, at present the perspective of court proceeding in regard to tax claims is rather uncertain due to the lack of established court practice on these tax issues.

Risks related to the change of customs regulations and customs duties:

As most of the equipment acquired for communication services provision is imported or assembled from foreign make component parts, the change of customs control regulations and customs duties may bear for the issuer certain risks related to appreciation of acquired property, plant and equipment.

Risks related to the change of requirements for the issuer's core activities licensing or the licensing of rights to utilize the objects the circulation of which is limited (natural resources including):

Licensed activities in communication services area are governed by:

- Federal Law "On communication" of 07.07.2003.

- RF Government Regulation № 87 of February 18, 2005 "On approval of the list of communication services introduced into licenses and of the listing of license provisions" which established the list of communication services subject to licensing and also the listing of license provisions for carrying out the activities.

- Ministry of IT and Communications orders № 31 "On approval of recommendations on the content of plan and economic feasibility of communication networks development which will be used for communication services provision" and № 32 "Requirements to the content of description of communication networks and communication facilities which will be used for communication services provision".

The said regulatory documents establish the requirements to the principles of communication networks arrangement, to RF spectrum resource utilization, to the start and end dates of services provision, to the territory of its operation and also to the procedure of connection to other networks and traffic transit.

Due to the fact that the validity term of licenses related to communication services provision was extended for a new period, the risks related to the change of requirements to core activities licensing are assessed as minimal.

Risks related to changes of court practice on the matters related to the issuer's activities (licensing issues including) which may negatively impact its activities results and also the results of current legal proceedings in which the issuer is involved:

Substantial risks of change of court practice on the matters related to the issuer's activities (licensing issues including) which may negatively impact the issuer's activities results and also the results of current legal proceedings are unlikely, as the current disputes do not materially affect the issuer's core activities, and as regards the disputes of licensing issues the issuer is not involved into them because there are no such disputes.

2.5.5. Risks related to the issuer's operation

Risks related to current legal proceedings in which the issuer is a party litigant:

The issuer is a defendant in a number of arbitration proceedings. The risk of unfavorable judgment for current proceedings is insignificant. In addition, the results of current disputes of the issuer with third parties will not be able to affect the issuer's core activities and its financial-economic standing as the volume of claims to the issuer under current disputes in relation to its total turnover is insignificant.

Risks related to the lack of capability to extend the validity terms of issuer's licenses for the execution of specific activity or for utilization of objects the circulation of which is limited (natural resources including):

A substantial reason related to the impossibility to extend the validity term of license for communication services provision for the purposes of on-air broadcasting is inopportunity of extending the validity term of license for mass media broadcasting by the owners of TV and radio broadcasting channels, for example, FGUE "VGTRK", Radio "Mayak" and Radio "Radio Rossii", its notarized copy is a mandatory condition when filing the documents for the extension of validity term of license for communication services (item 4, Clause 30 of Federal Law № 126 "On communication").

By virtue of the Russian Federation President's Decree of 12.03.2007 № 320 "On Federal service of supervision in the area of mass communication, communications and cultural heritage protection" the Russian Federation Government adopted regulation of 06.06.2007 № 354 "On the approval of Regulations on Federal service of supervision in the area of mass communication, communications and cultural heritage protection". The functions of communications services licensing were transferred to a newly established structure. As there were no material structural

changes and the changes in personal composition of employees of the established governmental authority, the risks related to the extension of validity term of licenses are minimum.

Risks related to potential liability of the issuer for the debts of third parties, including of the issuer's subsidiary companies:

The risks of occurrence of the issuer's potential liability for the debts of third parties, including of the issuer's subsidiary companies, are insignificant, as the issuer complies with the requirement of current legislation when exercising its rights and performing its obligations with regard to third parties, including subsidiary companies of the issuer, and also due to insignificant volume of furnished collateral.

Occurrence of loss of end-users whose share in the turnover is at least 10% of the total proceeds of sales of the issuer's products (works and services):

The issuer does not have the customers whose share in the turnover is at least 10% of the total proceeds of communication services sales.

2.5.6. Bank exposure

The issuer is not a credit institution.

III. Detailed information about the issuer

3.1. History of establishment and development of the issuer

3.1.1. Data on the issuer's brand name

The issuer's full and abbreviated brand names:
Открытое акционерное общество "ВолгаТелеком"
Open Joint Stock Company VolgaTelecom
ОАО "ВолгаТелеком"
OJSC VolgaTelecom

The issuer carries out its activities under the trade mark (service mark):
The number of the certificate of registration of the trade mark (service mark): ***231259***
Date of issue: ***15.12.2002.***
The authority that issued the certificate: ***Russian agency for patents and trade marks***
Validity term: ***till 31.05.2012.***
OJSC VolgaTelecom is the possessor of right in relation to the following commodities (services):
38 (telecommunications) – telephony, telegraph communication, ILD, communication via the Internet, message transmission, communication channels for lease.
Color combination: blue, Eton blue, sky-blue and white.

Data on changes in the issuer's name and form of incorporation during the time of the issuer's existence:

1. Full brand name: ***State enterprise of communications and IT "Rossvyazinform" of Nizhny Novgorod oblast***
Abbreviated brand name: ***SECIT "Rossvyazinform"***
Form of incorporation: ***state enterprise of communications and IT***
Introduced on: ***01.04.1991.***
The grounds for the name introduction: ***set up of the enterprise on the basis of the Order of the Ministry of communications***

2. Full brand name: ***Joint Stock Company of Open Type "Svyazinform" of Nizhny Novgorod oblast***
Abbreviated brand name: ***JSCOT "Svyazinform" of Nizhny Novgorod oblast***
Form of incorporation: ***Joint Stock Company of Open Type***
Introduced on: ***15.12.1993.***
The grounds for the name introduction: ***The name was introduced as a result of reorganization of state enterprise of communications and IT "Rossvyazinform" of Nizhny Novgorod oblast in accordance with the Decree of the President of the Russian Federation of 01.07.92 № 721 "On organizational measures for reorganization of state enterprises, voluntary affiliation of state enterprises into joint stock companies" and the regulation of the Government of the Russian Federation dated of December 22, 1992 № 1003 "On privatization of communications enterprises".***

3. Full brand name: ***Open Joint Stock Company "Svyazinform" of Nizhny Novgorod oblast***
Abbreviated brand name: ***OJSC "Nizhegorodsvyazinform"***
Form of incorporation: ***Open Joint Stock Company***
Introduced on: ***12.08.1996.***
The grounds for the name introduction: ***The name was introduced to reconcile it with the RF Civil Code and the Federal law "On joint stock companies".***

4. Full brand name: ***Open Joint Stock Company VolgaTelecom***
Abbreviated brand name: ***OJSC VolgaTelecom***

Form of incorporation: *Open Joint Stock Company*
Introduced on: *28.06.2002*
The grounds for the name introduction: ***The name was introduced in accordance with the resolution of general meeting of shareholders of 28.06.2002, minutes № 10.***

3.1.2. Data on the issuer's state registration

The issuer's state registration number: ***448***
The issuer's state registration date: ***15.12.1993***
The name of the state registration authority: ***Committee for management and control of city's property and land resources of the Administration of the city of Nizhny Novgorod.***

Certificate of making an entry into the Uniform State Register of Legal Entities about the legal entity registered before July 1, 2002:

The issuer's basic state registration number: ***1025203014781***
The issuer's state registration date: ***01.08.2002***
The name of the state registration authority:
Inspection of Russia's Ministry of Tax Collection for Nizhegorodskyi district of the city of Nizhny Novgorod.

3.1.3. Data on establishment and development of the issuer

In 1993 as a result of privatization of state enterprise of communications and IT "Rossvyazinform" there was registered joint stock company of open type (JSCOT) "Svyazinform" of Nizhny Novgorod oblast, which in 1996 was transformed into Open Joint Stock Company (OJSC) "Nizhegorodsvyazinform". Thus, the issuer has been operating for 14 years since the date of its state registration (15.12.1993) and has been established as per the Company's Charter for the unlimited period of activities. General objective of the Company's establishment was to increase the efficiency of the state economic system and to transit from planned economy to market relations. Affiliation to the area of service production determines the Company's major objective, which is to get additional profit via tracking and reacting to the market demands with further satisfaction of the demand for services.

In 1993 the Company got independence in the management of its own production and financial resources. Following the obtaining of economic independence OJSC "Nizhegorodsvyazinform" started actively to upgrade communication networks by transforming the existing capacities and constructing the new ones only on the basis of digital data transmit systems. Annual increase in the network subscriber capacity amounted to 70 000 numbers per year.

Since 1996 due to active implementation of the latest communication services on the basis of high technological level equipment OJSC "Nizhegorodsvyazinform" has started to provide Internet access services. In addition, OJSC "Nizhegorodsvyazinform" has been gradually expanding the list of high-tech services – ISDN, phone cards system as an element of intelligent network, IP- telephony, xDSL-based digital access, voice mail, etc.

In 1994 OJSC "Nizhegorodsvyazinform" shares entered Russia's securities market. In 1997 the Company issued Level-I ADRs traded at present at the following exchanges:

Exchange	CUSIP (WKN)	ADR ticker	ISIN
OTC USA	928660109	VLGAY (VLGAY.PK)	-
Frankfurt Stock Exchange (FSE)	910415	NZH	US9286601094

		(NZHGy.F)	
Berlin Stock Exchange (BerSE)	910415	NZH (NZHGy.BE)	US9286601094
Xetra (Germany)	910415	NZH (NZHGy.DE)	US9286601094
Stuttgart Stock Exchange (SSE)	910415	NZH (NZHGy.SG)	US9286601094

Up to the second half of 2002 OJSC "Nizhegorodsvyazinform" had been the leading operator in telecommunications market of the city of Nizhny Novgorod and Nizhny Novgorod oblast, a natural monopolist in the area of providing local, DLD & ILD telephony services. The Company ranked the 4-th by the size of telephone network among Russia's regional operators.

In 2002 on the basis of OJSC "Nizhegorodsvyazinform", by affiliating 10 communications enterprises of the Volga region, there was established Open Joint Stock Company VolgaTelecom – communication enterprise of the Volga region.

The resolution on reorganization by way of affiliation to OJSC VolgaTelecom was adopted by overwhelming majority of votes at extraordinary meetings of shareholders of the affiliated companies in autumn of year 2001.

In July 2002 the Board of directors of OJSC VolgaTelecom adopted the decision on increasing the Company's authorized capital. Additional issue of shares was placed within the limits of authorized shares by converting the shares of affiliated communication operators of the Volga region into them.

At November 30, 2002 10 affiliated joint stock companies were excluded from the Uniform State Register of Legal Entities; their property, assets, personnel were transferred to the appropriate regional subsidiaries of OJSC VolgaTelecom. The shares and bonds of these companies were converted into OJSC VolgaTelecom shares and bonds.

The incorporated company's network covers the territory of 665 000 square kilometers and provides communication services to more than 21 million people.

OJSC VolgaTelecom has the licenses to provide the services of local, intra-region telephony, recording communication, radio broadcasting, etc. in eleven regions of the Volga Federal district.

The Company provides the services of fixed line telephony, Internet and data transmission network, mobile communication, cable and digital TV, etc.

In 2005 the Company started to implement the project of the network upgrading and the expansion of the range of services provided on its base. It was NGN which was selected as the basic technology for OJSC VolgaTelecom network upgrading. In 2007 it is assumed to expand the network of NGN subscriber access in 5 regional subsidiaries of OJSC VolgaTelecom – Kirov, Penza, Samara, Udmurtia and Chuvash Republics. Soon, owing to new NGN-based equipment OJSC VolgaTelecom will be able to offer high-tech communication services, such as Triple Play (transmission of audio and video content, multi-media services via a single network) to its subscribers.

In May 2006 OJSC VolgaTelecom designed and introduced on the market of the Volga Federal district (11 regions) new brand "J" (TM) under which the Company provides ADSL-based broadband access services. Special content-services were also established for the subscribers:

- *J-net – social service, it enables the subscribers to download, store and exchange their own multi-media content (photo and video), to keep web log, to discuss and evaluate posted materials, to look for like-minded persons and friends, to communicate with them in subject groups or in the system of personal messages;*
- *J-zone – the portal of popular multi-users' games;*
- *J-info – personal information portal of "J" user;*
- *J-play – portal of free of charge popular flash-games.*

As per IKS-Consulting, OJSC VolgaTelecom is among the largest Russian operators in the market of Internet access over dedicated line and at 2006 end is ranked the third. At the last year end the number of subscribers connected to the Internet on the basis of ADSL technology exceeded 120 000.

The objective of the issuer's establishment:

To get profit, to render quality telecom services to the end-users. The issuer was established for the uncertain term, i.e. the scheduled term of the issuer's existence is not limited.

The issuer's mission:

To ensure the provision of wide range of telecom services to the customers of the Volga Federal district who enhance business efficiency.

3.1.4. Contact information

The issuer's location: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, the Russian Federation, 603000***

The issuer's mail address: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, the Russian Federation, 603000***

Location of the issuer's permanent executive body:

Dom Svyazi, M.Gorky square, Nizhny Novgorod city, the Russian Federation, 603000

Phone: ***(831) 437 50 09, 437 50 00***

Fax: ***(831) 430 67 68***

E-mail: ***gd@vt.ru***

The address of the web-site in the Internet where the information on the issuer and securities issued by it is available: **http://www.vt.ru**

Location of the issuer's special department of shareholders and investors relations:

Department of securities

Dom Svyazi, M.Gorky square, Nizhny Novgorod city

Phone: ***(831) 430 06 68, 437 50 67***

Fax: ***(831) 437 51 40***

E-mail: ***d.sokolov@vt.ru***

3.1.5. Taxpayer Identification Number (TIN)

Taxpayer Identification Number: ***5260901817***

3.1.6. The issuer's regional subsidiaries and representation offices

Name: ***Kirov subsidiary***

There were no changes.

Name: ***Nizhny Novgorod subsidiary***

There were no changes.

Name: ***Orenburg subsidiary***

There were no changes.

Name: ***Penza subsidiary***
There were no changes.

Name: ***Samara subsidiary***
There were no changes.

Name: ***Saratov subsidiary***
PA validity term: ***through 18.10.2008***

Name: ***Ulyanovsk subsidiary***
There were no changes.

Name: ***subsidiary in the Republic of Mariy-El***
There were no changes.

Name: ***subsidiary in the Republic of Mordovia***
There were no changes.

Name: ***subsidiary in the Republic of Udmurtia***
PA validity term: ***through 09.01.2008***

Name: ***subsidiary in Chuvash Republic***
Change of manager: ***Semenov Nikolai Borisovich – acting deputy to the General Director of the joint-stock company – director of subsidiary in Chuvash Republic***
PA validity term: ***through 31.03.2008***

3.2. The issuer's core economic activities

3.2.1. The issuer's industry classification

64.20 - Activities in communications area

The codes of main industry's trends of the issuer's activities in accordance with OKVED:

OKVED activity codes	The name of the activity in accordance with OKVED code
64.20.11	*Activities in telephony*
64.20.12	*Activities in recording communication*
64.20.21	*Activities in transmission (broadcasting) and distribution of TV programs*
64.20.22	*Activities in transmission (broadcasting) and distribution of sound radio programs*
64.20.3	*Other activities in communications*

3.2.2. The issuer's core economic activities

In this reporting period the information is not provided.

3.2.3. The issuer's raw products (materials) and vendors

In this reporting period the information is not provided.

3.2.4. The issuer's products (works, services) sales markets

Major markets where the issuer is operating:

OJSC VolgaTelecom services are sold on the entire territory of the Volga Federal district of the Russian Federation (except for the republics of Bashkortostan, Tatarstan, Perm oblast and Komi – Permyatsky autonomous national area).

Major sales markets are Nizhny Novgorod and Samara oblasts:


Sales markets in Q 4-2007
25%
20%
15%
10%
5%
0%
7,3%
4,7%
4,8%
20,3%
11,2%
5,7%
15,1%
12,1%
7,0%
6,1%
5,7%
Kirov oblast
Republic of Mariy-El
Mordovia Republic
Nizhny Novgorod oblast
Orenburg oblast
Penza oblast
Samara oblast
Saratov oblast
Udmurtia Republic
Ulyanovsk oblast
Chuvash Republic

OJSC VolgaTelecom major markets from segments point of view are the following:

- ***Local and intra-region telephony market.***
- ***Internet and data transmission services market.***
- ***Cellular communication services market.***
- ***Connection and traffic transit services market (operator's market).***

The major end-user groups of communication services rendered by OJSC VolgaTelecom are the following:

- ***Household***
- ***Self-financing entities (large, medium and small)***
- ***State-financed organizations***

Indicators description	2003	2004	2005	2006	Q 1-2007	Q 2-2007	Q 3-2007	Q 4-2007
Household revenue share, %	*57,2*	*56,5*	*57,0*	*54,9*	*55,8*	*55.2*	*54.7*	*54.1*
Self-financing entities revenue share, %	*34,7*	*35,6*	*35,1*	*37,1*	*36,3*	*36.8*	*37.4*	*37.5*
State-financed organizations revenue share,%	*8,1*	*7,9*	*7,9*	*8,0*	*7,9*	*8.0*	*7.8*	*8.4*

Potential factors that may negatively affect the issuer's sales of its products (works and services) and expected actions of the issuer to reduce this impact:

The major negative factors which may affect OJSC VolgaTelecom services sales are the following:

- change of legislation in communications industry;

- improvement of competition in telecommunications market, in the segments of high-yielding corporate clients and property developers, and also expected sharpening of competition in the area of new technologies and services.

The Company's management conducts regular monitoring and control of change of key indicators characterizing the efficiency of the Company's activities in the area of economical, financial, technical and marketing policies for the purposes of forecasting and operational response to the occurrence and/or increase in the impact of various negative factors. Strategic and medium-term plans of the Company's development are worked out in the frame of pessimistic course of events which ensures for the Company's activities additional safety factor in case of crisis situations development. Every year based on the results of the operation for the accomplished period and the analysis of the Company's activities conditions change, the forecasts of economical development and marketing strategy are adjusted.

3.2.5. Data on the issuer's licenses

Data on the issuer's licenses are provided in item 3.2.9 setting additional requirements to the issuers whose core activities are communication services provision:

№№	LICENSE DESCRIPTION	LICENSE NUMBER, DATE OF ISSUE AND VALIDY TERM	THE NAME OF THE AGENCY THAT ISSUED THE LICENSE
1.	Provision of local and intra-region telephony services	**№ 23245** of 04.10.2002 (before 04.10.2012)	RF Ministry of Communications and IT
2	Provision of local telephony services by using payphones	**№ 54710** of 28.11.2007 (before 28.11.2017) issued to extend the validity term of license **№ 24345** of 28.11.2002 (before 28.11.2007);	RF Ministry of Communications and IT
	Local telephony services by using community facilities	**№ 52416** of 31.08.2007 (before 31.08.2012)	Federal supervision service in the area of mass communications, telecommunications and cultural heritage protection
3	Communications channels lease out	**№ 23246** of 12.09.2002 (before 12.09.2007) (new license **№ 49930** was obtained as prolongation of the validity term of the existing license);	RF Ministry of Communications and IT
4	Provision of telematic services	**№ 23240** of 01.08.2002 (before 01.08.2007) (new license **№ 52283** was obtained as prolongation of validity term of the existing license)	RF Ministry of Communications and IT
5.	Data transmission communications services for the purposes of voice information transmission	**№ 48866** of 09.03.2007 (before 09.03.2012)	Federal Supervision Service in communications industry
5	Provision of telegraphy services	**№ 23243** of 14.11.2002 (before 14.11.2007), was extended by license **№ 53314**;	RF Ministry of Communications and IT
6	Provision of data transmission services	**№ 23241** of 01.08.2002 (before 01.08.2007); (new license **№ 49931** was obtained as prolongation of validity term of the existing license)	RF Ministry of Communications and IT
7	Provision of services of sound programs broadcasting over wire broadcasting network	**№ 51000** of 12.09.2007 (before 12.09.2011) was issued to extend the validity term of license **№ 23721**;	RF Ministry of Communications and IT
8	Provision of cellular radio telephone communications services in the frequency range: NMT- 450 MHz (Samara oblast)	№ 39201 of 01.02.2006 (before 01.02.2009)	RF Ministry of Communications and IT

	GSM- 900/1800 MHz (the Republic of Mariy-El) IMT-MC 450 (Samara oblast)	**№ 23244** of 28.11.2002 (before 17.03.2010) **№ 27602** of 18.08.2003 (before 18.08.2013)	
9	Provision of mobile radio telephone communications services	**№ 36742** of 28.11.2005 (before 28.11.2010)	Federal Supervision Service in communications industry
10	Provision of TV programs broadcasting services via cable TV network	**1). № 46638** of 19.10.2007 (before 19.01.2012), Saratov city of Saratov oblast;	RF Ministry of Communications and IT
		2). № 41564 of 23.05.2006 (before 23.05.2011) issued to extend the validity term of license **№ 26974**), Nizhny Novgorod city	Federal Supervision Service in communications industry
		3). № 41563 of 18.08.2006 (before 18.08.2011) issued to extend the validity term of license **№27620**) Samara city, Syzran town, Tolyatti town of Samara oblast;	Federal Supervision Service in communications industry
		4). № 44589 of 30.12.2006 (before 31.12.2011); Kirov city	Federal Supervision Service in communications industry
		5). № 38571 of 14.03.2006 (before 14.03.2011), Orenburg city	Federal Supervision Service in communications industry
		6). № 32182 of 27.06.2005 (before 27.06.2010) , the Republic of Mariy-El (Ioshkar Ola town, Sernur town)	Federal Supervision Service in communications industry
		7). № 32183 of 08.06.2005 (before 08.06.2010), Cheboksary town	Federal Supervision Service in communications industry
		8). № 31760 of 26.05.2005 (before 26.05.2010), the Republic of Mariy-El (Kozmodemiyansk town, settlement Medvedevo)	Federal Supervision Service in communications industry
		9). № 37277 of 12.12.2005 (before 12.12.2010), Neftegorsk town	Federal Supervision Service in communications industry
		10). № 42567 of 12.07.2006 (before 12.07.2011), Otradnyi town	Federal Supervision Service in communications industry
		11). № 43243 of 28.07.2006 (before 28.07.2011), settlement Orshanka, N.Toriyal in the Republic of Mariy-El	Federal Supervision Service in communications industry
		12). № 47903 of 09.02.2007 (before 09.02.2012), Izhevsk city	Federal Supervision Service in communications industry
		13). № 49536 of 09.03.2007 (before 09.03.2012), Arzamas, Vyksa, Krasnye Baki, Lukoyanov, Perevoz, Sergach, Sechenovo of Nizhny Novgorod oblast	Federal Supervision Service in communications industry
		14). № 49535 of 09.03.2007 (before 09.03.2012), Penza city	Federal Supervision Service in communications industry
		15). № 49537 of 09.03.2007 (before 09.03.2012), Saransk town, Ulyanovsk city	Federal Supervision Service in communications industry

11.	Communications services for the purposes of on-air broadcasting	№ **39210** of 15.03.2006 (before 05.01.2010), Nizhny Novgorod oblast;	Federal Supervision Service in communications industry
		№ **31759** of 26.05.2005 (before 11.05.2010), Vyatskie Polyany, Kirov oblast	Federal Supervision Service in communications industry
		№ **31291** of 24.03.2005 before 05.04.2008, settlements in Kirov oblast	Federal Supervision Service in communications industry
		№ **37341** of 12.12.2005 before 12.12.2010, Mordovia Republic	Federal Supervision Service in communications industry
		№ **31262** of 05.04.2005 before 05.04.2010, settlements in the Republic of Mariy-El	Federal Supervision Service in communications industry
		№ **32184** of 19.05.2005 before 19.05.2008, settlements in Mordovia Republic	Federal Supervision Service in communications industry
		№ **33078** of 15.07.2005 before 15.07.2010, Kilemary, the Republic of Mariy-El	Federal Supervision Service in communications industry
		№ **42003** of 19.06.2006 before 19.06.2011, Shelanger, Yurino	Federal Supervision Service in communications industry
		№ **43244** of 28.07.2006 before 22.12.2010, settlements in Orenburg oblast	Federal Supervision Service in communications industry
		№ **45179** of 24.10.2006 before 21.06.2011, settlements in Orenburg oblast	Federal Supervision Service in communications industry
		№ **49775** of 16.04.2007 before 22.12.2010, settlements in Orenburg oblast	Federal Supervision Service in communications industry
		№ **45180** of 24.10.2006 before 21.06.2011, settlements in Samara oblast	Federal Supervision Service in communications industry
		№ **44494** of 21.09.2006 before 21.06.2011, Saratov oblast	Federal Supervision Service in communications industry
		№ **49538** of 09.03.2007 (before 09.03.2012) issued to extend license № 23264 of 31.10.2002 (before 20.05.2007), Saransk town, Mordovia Republic	Federal Supervision Service in communications industry
		№ **38572** of 14.03.2006 (before 14.03.2009), settlements in Samara oblast	Federal Supervision Service in communications industry
		№ **36191** of 31.10.2005 before 31.10.2008, settlements in Orenburg oblast	Federal Supervision Service in communications industry
		№ **36164** of 31.10.2005 before 31.10.2008, settlements in Orenburg oblast	Federal Supervision Service in communications industry
		№ **47902** of 09.02.2007 (before 21.06.2011), Gladchikha, Kuzovatovo of Ulyanovsk oblast	Federal Supervision Service in communications industry
		№ **47901** of 09.02.2007 (before 21.06.2011), Levany, Nyr, Kirov oblast	Federal Supervision Service in communications industry
		№ **47904** of 09.02.2007 (before 21.06.2011), Surskoe, Inza, Radishchevo, Pavlovka	Federal Supervision Service in communications industry

		№ 49372 of 09.03.2007 (before 09.03.2012) Syzran, Khvorostyanka, Neftegorsk, Isakly, Kinel-Cherkassy of Samara oblast	Federal Supervision Service in communications industry
		№ 48479 of 05.03.2007 (before 05.03.2012), Rtishchevo, Atkarsk of Saratov oblast	Federal Supervision Service in communications industry
		№ 48478 of 05.03.2007 (before 05.03.2012), settlement Sovkhoznyi in Chuvash Republic	Federal Supervision Service in communications industry
		№ 48476 of 05.03.2007 (before 05.03.2012), 12 settlements in Orenburg oblast	Federal Supervision Service in communications industry
		№ 48477 of 05.03.2007 (before 05.03.2012), Orenburg city	Federal Supervision Service in communications industry
		№ 49342 of 09.03.2007 (before 09.03.2012), 10 settlements of Penza oblast	Federal Supervision Service in communications industry
		№ 50672 of 21.05.2007 (before 21.06.2011) 12 settlements of Orenburg oblast	Federal Supervision Service in communications industry
		№ 52193 of 21.08.2007 (before 21.08.2012) Shentala, Chelno-Vershiny, Pokhvistnevo	Rosokhranculture
		№ 53097 of 18.09.2007 (before 23.07.2011) Kazanskoe, Emeshevo	Rosokhranculture
23	Mobile radio communications services in PSTN	**№ 33679** of 28.07.2005 before 28.07.2008, the Republic of Mariy-El	RF Ministry of Communications and IT
24	Repair of measuring equipment	**№ 000383-P** of 21.01.2005 before 21.01.2010	Federal agency of technical regulation and metrology
25	For carrying out medical activities	**№ Г 793689 M 147** of 03.04.2003 (before 03.04.2008) **№ 1421-П** of 27.12.2002 (before 27.12.2007)	Nizhny Novgorod registration chamber Ministry of Public Health of Udmurtia Republic
26	Activities of construction of buildings and structures of I and II criticality ratings in accordance with the state standard	**ГС-4-52-02-27-0-5260901817-008458-2** of 02.11.2007 (before 02.11.2012);	Federal agency for construction and housing and municipal complex
27	Activities for fire prevention and extinguishing	**№ 1/01031** of 21.05.2003 (before 21.05.2008);	Main department of State fire fighting service
28	The right of use of subsurface resources	**ИЖВ № 00700** before 29.01.2021	Department of natural resources and environment protection of Russia's Ministry of Natural Resources for Udmurtia Republic
29	Subsurface water production for domestic and production needs and for sprinkling of the territory of the inventories depot of OJSC VolgaTelecom Saratov subsidiary	**СРТ № 00864** before 10.04.2020	Main department of natural resources and environment protection of Russia's Ministry of Natural Resources for Saratov oblast
30	The right to use subsurface resources to produce subsurface water by OJSC VolgaTelecom	**СМР №00968** before 21.06.2027	Main department of natural resources and environment protection of Russia's Ministry of Natural Resources for Samara oblast
31	The right to use subsurface resources to provide water for health complex	**СМР 01135** of 16.01.2006 before 06.09.2026	Territorial agency for use of subsurface resources for Samara oblast
32	The right to use subsurface resources to produce subsurface	**ЧЕБ №01295** before 10.04.2013	Ministry of Natural Resources of Chuvashia

	water for economic and drinking needs of children's health campus "Orbita"		Republic
33	The right to use subsurface resources to produce subsurface water for economic and drinking needs	**ИШК №01818** before 25.02.2010	Area fund of information of natural resources and environment protection of Russia's Ministry of Natural Resources for the Republic of Mariy-El
34	Production of subsurface water to provide for technological needs of recreation camp "Vetchak"	**НЖГ № 00964** before 30.08.2010	Regional agency for subsurface resources use in the Volga Federal district
35	Production of subsurface water to provide for economic-drinking needs of "Impulse" complex	**ОМР 00679** before 06.09.2026	Samara's area fund of geological information
36	For carrying out the activities of hazardous waste handling	**М04/0011/Л** of 31.05.2004 (before 31.05.2009)	Ministry of Natural Resources of the Russian Federation
37	Technical maintenance of gas circuits (maintenance, repair and rehabilitation of gas pipelines, constructions and other objects required for operation of gas circuits)	**№ 43-ДГ-006918** (C) of 29.07.2003 before 29.07.2008	Russia's Gostekhnadzor
38	Installation, repair and servicing operations of fire fighting means ensuring fire security of buildings and constructions	**№ 2/01817** of 21.05.2003 (before 21.05.2008);	Russia's EMERCOM State department of State fire fighting service
39	For carrying out surveying and mapping activities, including: **1) 8.1.2.0.0** topographic mapping of general purpose and (or) its substantiation (correction) at scale 1:500 - 1:10 000, carried out at the plots of the area up to 1 square km during engineering surveying, construction and operation of buildings and structures, land surveying, keeping cadastres, and other surveys; **2) 8.2.2.0.0**. topographic survey of underground and overground constructions (utilities) at 1:500 - 1:5000 scale, carried out at the plots of the area up to 1 square km during engineering surveying, construction and operation of buildings and structures, land surveying, keeping cadastres, and other surveys;	**ВВГ-01374К** of May 16, 2006 (before 16.05.2011);	Federal agency of surveying and mapping Ministry of Transport of the Russian Federation
	For carrying out survey operations, including: **1) 5.2.0.0.0.** building and development of horizontal and altimetric survey networks during engineering surveys, construction and operation of buildings and structures, boundary survey of land plots, maintenance of land registers, and also other surveys and special activities; **2) 5.4.0.0.0.** position finding of geodetic points and posts on the earth's surface by using geodetic satellite receivers (stand-alone position finding devices) when carrying out engineering surveys, construction and operation of buildings and constructions, boundary survey of land plots, maintenance of land registers, and also other surveys and special activities	**ВВГ-01373Г** of May 16, 2006 (before May 16, 2011)	Federal agency of surveying and mapping Ministry of Transport of the Russian Federation

40	Engineering maintenance of ciphering equipment	**№ Б 325753** of 10.11.2005 (before 10.11.2010)	Department of Federal Security Service for Nizhny Novgorod oblast
41	Provision of services in information encryption area	**Б 325754** of 10.11.2005 (before 10.11.2010)	Department of Federal Security Service for Nizhny Novgorod oblast
42	Distribution of encryption (ciphering) equipment	**Б 325752** of 10.11.2005 (before 10.11.2010)	Department of Federal Security Service for Nizhny Novgorod oblast
43	Educational activities	**№ 1501** of October 13, 2006 before 13.10.2009, Saransk town of Mordovia Republic	Ministry of Education of Mordovia Republic
44	Transportation of passengers by automobile transport	**№ АСС 52 000640** of 15.10.2002 (before 14.10.2007);	Licensing chamber
45	Transportation of passengers by truck transport	**№ ГСС 52 000639** of 15.10.2002 (before 14.10.2007);	Licensing chamber
46	For radio broadcasting:		
47	Mass medium "Volna"	Series PB **№ 10333** of 30.06.2006 (before 03.07.2010)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
48	Mass medium "Pulse of Nizhny"	Series PB **№ 11370** of 13.02.2007 (before 12.11.2011) issued to extend the validity term of license № 7218 of 24.04.2003 (before 12.11.2006)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
49	Mass medium "Retro-Aliyans"	Series PB **№ 10316** of 29.06.2006 (before 16.02.2011)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
50	Mass medium "Radio "Russkyi lad"	Series PB **№ 7980** of 18.12.2003 (before 18.12.2008)	RF Ministry on press, TV and radio broadcasting, and mass media
51	Mass medium "Radio "Russkyi lad"	Series PB **№ 8552** of 15.11.2004 (before 15.11.2009)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
52	Mass medium "Radio "Russkyi lad"	Series PB **№ 8553** of 15.11.2004 (before 15.11.2009)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
53	Mass medium "Radio "Russkyi lad"	Series PB **№ 8554** of 15.11.2004 (before 15.11.2009)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
54	Mass medium "Radio "Russkyi lad"	Series PB **№ 8555** of 15.11.2004 (before 15.11.2009)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
55	Mass medium "Radio "Russkyi lad"	Series PB **№ 9802** of 23.01.2006 (before 23.01.2011)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection

56	Mass medium "Radio "Russkyi lad"	Series PB **№ 8820** of 06.04.2005 before 06.04.2010	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
57	Mass medium "TV-2000"	Series TB **№ 9454** of 02.11.2005 (before 01.11.2010)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
60	Mass medium "BTK-Inform"	Series TB **№ 11020** of 16.01.2007 (before 15.01.2012)	Federal service of supervision over compliance with legislation in the area of mass communications and cultural heritage protection
61	Carrying out the activities and provision of services for protection of state secret related to operation of cryptoservice	**ЛФ/07-615-52** of 31.03.1999 (before 30.03.2004) On 29.07.2005 the documents were filed to re-execute the license	Federal Agency for Government Communications and Information
62	Activities and provision of services in the area of state secrets protection	**№ 154** of 29.01.2003 before 29.01.08. **№ 524** of 09.12.2002 before 09.12.07. **№ 194** of 17.06.2003 before 17.06.08. **№ 192** of 01.11.2003 before 01.11.08. **№ 665** of 19.04.2006 before 09.12.07.	Area departments of Federal Security Service
63	Operations with the use of data making state secret	**№ 830** of 11.12.07 before 11.12.12 **№ 830/1** of 11.12.07 before 11.12.12 **№ 830/2** of 11.12.07 before 11.12.12	Area departments of Federal Security Service

Issuer's forecast as regards the probability of licenses extension:

Subject to compliance with necessary requirements and conditions in the course of services provision the validity term of most of the licenses will be extended. The conditions and the capability of licenses validity terms extension are connected with the licensee's operation without gross violations which is found out by regular checks of GosSvyazNadzor bodies. The issuer estimates the capability of basic licenses extension as quite high. The dates of the issuer's obligations to create the subscribers' base were performed in accordance with the licenses conditions.

1. For communications services licenses.

Upon the validity term expiry the licenses may be extended subject to the compliance with the requirements of normative legal documents regulating the procedure of traffic transit, arrangement and operation of communications networks, utilization of limited resources such as numbering resource, RF spectrum, which is confirmed by the verification report of the territorial department of Rossvyazokhrancultury, by the extension of the validity term of permissions for radio frequencies authorization (if used), and if the appropriate application is filed to the attention of the state body authorized to issue licenses in communications and IT industry. Due to the fact that the Law "On communication" as redrafted became effective, in order to get the license for providing communications services for TV broadcasting, radio broadcasting and broadcasting of additional information the applicant of the license must submit notarized copy of the license for broadcasting.

The issuer's forecast as regards the probability of license extension: ***positive***

2. (for items 46-62 of the Table provided in this item) Broadcasting licenses are extended on the basis of the verification report of DSSCI (department of state supervision over communications and IT) confirming the compliance with the license conditions and if the authorization documents on the possibility of radio frequency resource usage are available. The licenses are extended by Federal service of supervision in the area of mass communications and cultural heritage protection.

The issuer's forecast as regards the probability of license extension: ***positive***

3. The licenses for the activities listed in items 21 – 44 of the Table provided in this item are extended subject to timely submittal of documents package, as established by the law, to the licensor's attention.

3.2.6. The issuer's joint activity

Information about the issuer's joint activity for the reporting period:

For the reporting period the issuer did not carry out joint activity with other entities, the issuer did not conclude ordinary partnership deeds.

3.2.7. Additional requirements to the issuers being joint stock investment funds, insurance undertakings or credit institutions, mortgage agents

3.2.7.1. To joint stock investment funds

The issuer is not a joint stock investment fund.

3.2.7.2. To insurance undertakings

The issuer is not an insurance undertaking.

3.2.7.3. To credit institutions

The issuer is not a credit institution.

3.2.7.4. To mortgage agents

The issuer is not a mortgage agent.

3.2.8. Additional requirements to the issuers the core activities of which are mining operations

The issuer does not mine mineral resources.

There are no subsidiary (associated) companies of the issuer which are engaged in mining operations.

3.2.9. Additional requirements to the issuers the core activities of which is communications services provision

a) Communications services provision licenses

Basic provisions of licenses:

1) Provisions of carrying out the activities in accordance with license № 23245.

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of local and intra-region telephony of public communication network, and also telephony services by using technical facilities of communication intelligent network on the territories of the following Republics

and oblasts: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

The licensee when rendering local telephony services must provide a subscriber with the access to telematic services and to the services of intra-region, DLD & ILD telephony, and also to data transmission communications services, excluding the services of data transmission for the purposes of voice information transmission.

DLD & ILD telephony services are provided by using the licensee's technical facilities over public communication network via Automatic Trunk Line Exchange (ATLX) of corresponding geographical zone of numbering under contracts with operators of long distance and international communications of PSTN of the Russian Federation.

The licensee when rendering intra-region telephony services must provide a subscriber with the access to telematic services and to data transmission communications services, excluding the services of data transmission for the purposes of voice information transmission.

Provision of local and intra-region communications services, as per this license, by using microwave radio systems is allowed upon obtaining the permission of using the operation frequencies in accordance with the industry's regulatory documents.

It is allowed to use, at the subscriber's section, radio extenders and radio access equipment if required frequency resource is available, this resource is allocated as per the established procedure by the state radio frequency service with the Russian Federation Ministry of IT and Communications.

The license validity term: **before 04.10.2012**

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:
In accordance with item 22 of the license provisions the operator is obliged to provide inquiry services to the subscribers on the licensed territory. When a subscriber is allocated the directory number it is automatically registered in the subscribers' database.
In accordance with the Law "On communication" the data about the subscribers for providing inquiry services, including for preparation and distribution of information, are provided only with the subscriber's consent and in cases stipulated by RF federal laws.

The dates of performance of the said obligations: ***there are no requirements to the dates of database creation. From the start of services provision of granting access to PSTN the data about the subscriber are shown in public database of subscribers of the operator.***

The level of the issuer's performance of the said obligations: ***in accordance with scheduled check of supervisory bodies the license provisions are currently complied with.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

2) Provisions of carrying out the activities in accordance with license № 54710.

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide local telephony services through payphones on the territories of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast by using the network of public call offices and payphone network created by the licensee.

The licensee's payphones are connected to local telephone networks at the level of subscriber units.

The licensee has the right to use communications channels and physical circuits of communications network of other operators for value received in accordance with the Civil Code.

The license validity term: ***before 28.11.2017***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The level of the issuer's performance of the said obligations: ***during scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

3) Provisions of carrying out the activities in accordance with license № 52416

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide local telephony services by using multiple access facilities on the territories of the following subjects of the Russian Federation: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod.

According with this license the licensee must ensure the access to telematic services and to services of local, intra-region, DLD & ILD telephony, and also to data transmission services, excluding communications services for voice information transmission, to the system of information-inquiry services, to free of charge, twenty-four-hour call of emergency services to the user of local calls for voice information transmission.

The license validity term: ***before 31.08.2012***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

4) Provisions of carrying out the activities in accordance with license № 49931

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of data transmission of public communication network on the territory of the Russian Federation subjects: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

Data transmission services are provided by using the licensee's data transmission network.

The licensee has the right to connect the data transmission equipment to PSTN, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network, and also has the right to use communications channels and physical circuits of PSTN.

The licensee's data transmission equipment connection to PSTN, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network is made only with the rights of subscriber units.

The license validity term: ***before 01.08.2017***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:

In accordance with license provisions for the activities in communications services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the said obligations: ***none.***

The level of the issuer's performance of the said obligations: ***during scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license requirements.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

5) Provisions of carrying out the activities in accordance with license №51000

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of sound programs broadcasting via the wire broadcasting network on the territory of the following Russian Federation subjects: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

The licensee's network is intended for broadcasting of sound programs of All-Russia and state regional companies.

Broadcasting of other programs is possible when the license for TV-radio broadcasting and appropriate contract with licensee-broadcaster are available.

The license validity term: ***before 12.09.2011***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized

supervision bodies. The forecast as regards the capability of the license validity term extension is positive.
The issuer's obligations in accordance with the said license to create the subscribers' base: ***There are no such obligations.***

The dates of performance of the said obligations: ***There are no such obligations.***
The level of the issuer's performance of the specified obligations: ***There are no such obligations.***
Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

6) Provisions of carrying out the activities in accordance with license № 23244

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom" (licensee) is authorized to provide the services of cellular radiotelephone communication of PSTN by using GSM equipment in frequency range of 900/1800 MHz on the territory of the Republic of Mariy-El.

Cellular communication services are provided by using the licensee's communications network, which should be a part of unified cellular network of the Russian Federation – Personal Communication Network-900 (PCN-900);

PCN-900, being created by the licensee, is connected to the Russian Federation PSTN at long distance service level in accordance with General diagram of creating and phase-by-phase development of Russia's federal network of public mobile radio telephone communication of GSM standard.

The license validity term: ***before 17.03.2010***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:
The subscribers' database is created since the time of cellular communication services provision contract conclusion as the subscriber gets the access to the service after his/her registration in the network base.

The dates of performance of the said obligations: ***It is created concurrently since the time of contracts conclusion with the subscriber.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies no comments were made as regards the compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

7) Provisions of carrying out the activities in accordance with license № 36742

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of mobile radio telephone communication of PSTN on the territory of cities and towns: Penza, Kamenka of Penza oblast; Saratov, Balashov of Saratov oblast; Kirov of Kirov oblast.

The licensee's communications network is created by using radio telephone communication equipment operating in the frequency range of 330 MHz, 161,500 MHz /156,900 MHz, 161,725/157,125 MHz, 160,875/156,275 MHz, 160,950/156,350 MHz, 161,575/156,975 MHz, 161,650/157,050 MHz.

The licensee when providing communications services is obliged to observe the rules of communications networks connection and of their interaction as approved by the RF Government when connecting mobile radio telephone communication network of the licensee to PSTN, when connecting other communications networks to mobile radio telephone communication network of the licensee, when keeping the record of traffic and its transit in mobile radio telephone communication network of the licensee and when keeping the record of traffic and its transit from (to) communications networks of other operators.

The license validity term: *before 28.11.2008*

Conditions and the capability of the license validity term extension:

Conditions of the license validity term extension are carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base: ***There are no such obligations.***

The dates of performance of the said obligations: ***There are no such obligations.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies no comments were made as regards the compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

8) Provisions of carrying out the activities in accordance with license № 49930

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide to users communications channels for transmission of communication signals within the borders of one RF subject on the territories of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast and for transmission of communication signals passing the borders of one RF subject within the limits of RF subjects listed above.

Provision of channels, communication paths and physical circuits to customers is allowed for arranging communications networks if their owners have appropriate licenses of the Russian Federation Ministry of IT and Communications (the Russian Federation Ministry of Communications, the Russian Federation State committee of Communications and IT, the Russian Federation State committee of Telecommunications), and also for arranging subscriber lines in order to get access to different communications networks in accordance with the rules of their construction

and for internal production networks not providing communications services on compensation basis, including those having the output port to public communication network.

Provision of communication channels and physical circuits is allowed for arranging subscriber and trunk lines of local telephone networks only within the limits of the territory of corresponding geographical zones of ABC ab numbering.

The license validity term: ***before 12.09.2012***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:
In accordance with license provisions for the activities in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the said obligations: ***none.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies no comments were made as regards the compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

9) Provisions of carrying out the activities in accordance with license № 53314

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide telegraphy services (receive, transmit and delivery of telegrams, Switched telegraph service/Telex network services) on the territory of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

Telegraphy services are provided by using the licensee's technical facilities. The installed capacity of switching and transmission telegraph facilities belonging to the licensee should ensure the capability of complete satisfaction of the needs for telegraphy services on the licensed territory.

The license validity term: ***before 14.11.2012***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:
There are no such obligations.

The dates of performance of the said obligations: ***There are no such obligations.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

10) Provisions of carrying out the activities in accordance with license № 52283

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide telematic services of PSTN (e-mail services, information resources access services, facsimile messages services, information-inquiry services) on the territory of the following Republics and oblasts: the Republic of Mariy-El, the Republic of Udmurtia, the Republic of Mordovia, the Republic of Chuvashia, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, and Nizhny Novgorod oblast.

The services are provided by using the licensee's technical facilities of telematic services.

The license validity term: ***before 01.08.2017***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:

In accordance with license provisions for the activities in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the said obligations: ***none.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

11) Provisions of carrying out the activities in accordance with license № 39201

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of cellular radio telephone communication of PSTN in the frequency range of 450 MHz at the territory of Samara oblast.

Cellular communication services are provided by using the licensee's communications network, which should be a part of unified cellular network of the Russian Federation – Personal Communication Network 450.

The license validity term: ***before 01.02.2009***

Conditions and the capability of the license validity term extension:

Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:

In accordance with license provisions for the activities in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the said obligations: ***due to the adoption of RF Government Regulation №87 of 18.02.2005 "Standard requirements to communication operators' activities" the requirements to network installed capacity are not stipulated, so the performance of this item does not result in the operator's responsibility.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

12) Provisions of carrying out the activities in accordance with license № 27602

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of digital cellular radio telephone communication of PSTN in the frequency range of 450 MHz on the basis of IMT-MC 450 technology at the territory of Samara oblast.

Digital cellular radio telephone communication services are provided by using the licensee's communications network, which is a part of IMT-MC 450-based Federal cellular network of the Russian Federation.

The licensee should, for account of its own resources, ensure phase-by-phase disengagement of the spectrum of frequencies of 453,00...457,4 MHz/463,0...467,4 MHz.

The license validity term: ***before 18.08.2013***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:

In accordance with license provisions for the activities in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the said obligations: ***none.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

13) Provisions of carrying out the activities in accordance with licenses №№ 46638, 41564, 41563, 44589, 38571,32182, 32183, 31760, 37277, 42567, 43243, 47903, 49536, 49535, 49537,

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of broadcasting TV and sound programs over cable TV networks on the territories of: Saratov city of Saratov oblast; Nizhny Novgorod city of Nizhny Novgorod oblast; Syzran town, Tolyatti town, Samara city, Neftegorsk town, Otradnyi town of Samara oblast; Kirov city of Kirov oblast; Orenburg city of Orenburg oblast; Ioshkar Ola town, Sernur town, Kozmodemiyansk town, settlement Orshanka, settlement Novyi Toriyal of the Republic of Mariy-El; Cheboksary town of Chuvash Republic.

The customers should be provided with the broadcasting of All-Russia TV-radio broadcasting organizations and state regional TV-radio companies programs being on the air. The broadcasting of other TV (audio) programs is possible if the license for TV-radio broadcasting and the related contract with the licensee-broadcaster are available.

The license validity term: ***before 19.01.2012, 23.05.2011, 18.08.2011, 31.12.2011, 14.03.2011, 27.06.2010, 08.06.2010, 26.05.2010, 12.12.2010, 12.07.2011, 28.07.2011, 09.02.2012, 09.03.2012, 09.03.2012, and 09.03.2012 accordingly.***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:
There are no such obligations.

The dates of performance of the said obligations: ***There are no such obligations.***

The level of the issuer's performance of the said obligations: ***There are no such obligations.***

Factors which may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

14) Provisions of carrying out the activities in accordance with licenses №№ 39210, 31759, 31291, 37341, 31262, 32184, 33078, 42003, 43244, 45179, 49775, 45180, 44494, 49538, 38572, 36191, 36164, 47902, 47901, 47904, 49372, 48479, 48478, 48476, 48477, 49342, 50672, 52193,53097

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of broadcasting TV and sound programs at the territories of settlements of Saratov, Nizhny Novgorod, Samara, Kirov, Orenburg, Penza, Ulyanovsk oblasts, the Republic of Mariy-El, Chuvashia and Mordovia Republics.

The licensee should provide the customers with the communications services meeting the quality and technical standards.

The use of technical communication facilities is allowed, if the permission for their operation is available from the state service supervising communications in the Russian Federation.

The license validity term: ***before 05.01.2010, 11.05.2010, 05.04.2008, 12.12.2010, 05.04.2010, 19.05.2008, 15.07.2010, 19.06.2011, 22.12.2010, 21.06.2011, 22.12.2010, 21.06.2011, 21.06.2011, 09.03.2012, 14.03.2009, 31.10.2008, 31.10.2008, 21.06.2011, 21.06.2011, 21.06.2011, 09.03.2012, 05.03.2012, 05.03.2012, 05.03.2012, 05.03.2012, 09.03.2012, 21.06.2011,21.08.2012, and 23.07.2011 accordingly.***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:
There are no such obligations.

The dates of performance of the said obligations: ***There are no such obligations.***

The level of the issuer's performance of the said obligations: ***There are no such obligations.***

Factors which may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

15) Provisions of carrying out the activities in accordance with license № 33679

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide the services of mobile radio communication in PSTN at the territory of the Republic of Mariy-El.

Maximum number of the licensee's network subscribers – there are no such obligations.

The network is established by using radio equipment the operation of which is possible with the availability of permissions from state agencies supervising communications and IT.

The category of the communications network - PSTN.

The license validity term: ***before 28.07.2008***

Conditions and the capability of the license validity term extension:
Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:
There are no such obligations.

The dates of performance of the said obligations: ***There are no such obligations.***

The level of the issuer's performance of the said obligations: ***There are no such obligations.***

Factors which may negatively affect the issuer's performance of its obligations under this license:
occurrence of circumstances of insuperable force (force-majeure).

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

16) Provisions of carrying out the activities in accordance with license № 48866

Types of communications services and types of networks permitted for utilization:

By this license OJSC VolgaTelecom (licensee) is authorized to provide data transmission services for the purposes of voice information transmission at the territories of the following Republics and oblasts: the Republic of Mariy-El, Udmurtia Republic, Mordovia Republic, Chuvashia Republic, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast and Nizhny Novgorod oblast.

The services are provided by using technical facilities of the licensee's data transmission network.

The license validity term: ***before 09.03.2012***

Conditions and the capability of the license validity term extension:

Conditions of the license validity term extension are the carrying out by the licensee of its activities without violations of license requirements and of regulations governing these activities which is found out by regular checks of authorized supervision bodies. The forecast as regards the capability of the license validity term extension is positive.

The issuer's obligations in accordance with the said license to create the subscribers' base:

In accordance with license provisions for the activities in communication services provision area as approved by RF Government regulation № 87 of 18.02.2005 there are no such requirements.

The dates of performance of the said obligations: ***none.***

The level of the issuer's performance of the said obligations: ***During scheduled checks by Rossvyaznadzor bodies there were no comments on compliance with the license provisions.***

Factors which may negatively affect the issuer's performance of its obligations under this license: ***occurrence of circumstances of insuperable force (force-majeure).***

Possibility of the said factors occurrence: ***they cannot be predicted exactly, however, the issuer takes all necessary actions to minimize the risk of their occurrence.***

Frequencies:

Permission for utilization of OJSC VolgaTelecom communications electronics

Territory	*Permission for utilization of radio frequency spectrum*	*Validity term*	*Miscellaneous*
Saratov city, Base Station (BS)-4	№ 05-025108 of 11.03.2006	Before 10.03.2016	330MHz
Balashov town	№ 14-06-21/2046 of 09.01.2003	Before 08.12.2007	330MHz
Saratov city, BS-1,2,3	№ 14-06-21/2045 of 09.01.2003	Before 08.12.2007	330MHz
Saratov city	№ 05-025111 of 11.03.2006	Before 10.03.2016	330MHz
Settlement Pervomaiskyi, village Stepnyanka	№05-001045Д of 19.10.2005	Before 18.10.2015	330MHz
Samara city BS-1,2,3,4,5,6,7, Pokhvistnevo town BS-8, Syzran town BS-9, Zhigulevsk town BS-10	№ 14-06-21/791 of 09.01.2003	Before 08.12.2007	330MHz
Samara city BS-1,2,3,4, Settlement Bereza BS-5, Syzran town BS-6,7 Novokuibyshevsk town BS-8, Tolyatti town BS-9,10	№ 14-06-21/790 of 09.01.2003	Before 08.12.2007	330MHz
Saransk town BS-1,2	№ 14-06-21/792 of 09.01.2003	Before 08.12.2007	330MHz
Penza city BS-1,2	№ 14-06-21/875 of 09.01.2003	Before 08.12.2007	330MHz
"Serdobsk town – village Meshcherskoe"	№ 58-1368 of 14.08.2003	Before 14.08.2006	330MHz
Penza city	№ 06-003411Д of 08.08.2006	Before 07.08.2016	330MHz
Serdobsk town	№ 06-003408Д of 09.08.2006	Before 08.08.2016	330MHz
Penza city	№06-003407Д of 08.08.2006	Before 07.08.2016	330MHz
Penza city	№ 06-003410Д of 09.08.2006	Before 08.08.2016	330MHz
Gorodishche town	№ 58-1331 of 11.08.2003	Before 11.08.2006	330MHz
Village Lopatino	№ 06-003409Д of 09.08.2006	Before 08.08.2016	330MHz
Settlement Lunino	№ 1027985 of 22.08.2003	Before 11.09.2008	330MHz
Kstovo town BS-5	№ 14-06-21/56677 of 31.12.2002	Before 02.12.2007	330MHz
Village Novyi Mir – settlement Ravenstvo	№ 05-001020Д of 19.10.2005	Before 19.10.2015	330MHz
Village Novyi Mir – village Melenino	№ 05-001433Д of 19.10.2005	Before 18.10.2015	330MHz
Village Shestakovka – village Kurtashka Village Tashla - village Borodinsk	№ 05-001044Д of 19.10.2005	Before 18.10.2015	330MHz
Nizhny Novgorod city BS-1,2,3	№ 14-06-21/56681 of 31.12.2002	Before 02.12.2007	330MHz
Sergach town BS-1	№ 14-06-21/56679 of 31.12.2002	Before 02.12.2007	330MHz
Kirov city	№ 07-000448Д of 11.01.2007	Before 10.01.2017	307,5125/343,5125MHz 307,5375/343,5375MHz 307,7375/343,7375MHz

			307,7625/343,7625MHz
Kirov city	№ 07-000449Д of 11.01.2007	Before 10.01.2017	307,8375/343,8375MHz 307,8875/343,8875MHz 307,9125/343,9125MHz 307,9375/343,9375MHz
Ioshkar Ola town	№ 081-05-02/26314 of 02.06.2003	Before 10.01.2008	156-160MHz
Ioshkar Ola town BS-1,2,3,4	№ 07-005348 of 10.04.2007	Before 09.04.2017	890-915MHz
Mariy-El BS-148, 145, 147, 146, 151, 152, 157, 158, 153, 155, 161, 162	№ 07-003212 of 16.05.2007	Before 15.05.2017	890-915MHz
Mariy-El	№ 05-023410 of 29.12.2005	Before 28.12.2015	1805,-1880/1710-1785MHz
Mariy-El BS-1048, 1050, 1049, 1051	№ 306-07-1029 of 16.10.2007	Before 15.10.2017	1805,-1880/1710-1785MHz
Ioshkar Ola town, settlement Sotnur, settlement Alexeevskoe, settlement Izi-Kugunur, settlement Bolshoi Shoriyal, settlement Shor-Un'zha, settlement Russkie Shoi, settlement Studenka, settlement Kirino, settlement Mariets, settlement Ismentsy	№ 06-016569 of 22.12.2006	Before 21.12.2016	1805,-1880/1710-1785MHz
Volzhsk town, Kozmodemiyansk town, settlement Kokshaisk, sanatorium "Klenovaya gora"	№ 17-05-30/20405 of 24.04.2003	Before 16.04.2008	935-960MHz
The Republic of Mariy-El	№ 04-005409 of 31.12.2004	Before 31.12.2014	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 06-000873 of 14.03.2006	Before 13.03.2016	890-915MHz 935-960MHz
The Republic of Mariy-El (17 BS)	№ 06-014544 of 19.12.2006	Before 18.12.2016	890-915MHz 935-960MHz
The Republic of Mariy-El (BS-7, 13, 10, 12, 17, 18, 28, 29, 30, 32, 33, 34, 35, 54, 38, 39, 40, 41, 42, 43, 45, 46, 47, 48, 49, 50, 51, 52, 6, 5, 8, 21, 22, 14, 19, 20, 16, 23, 37, 53)	№ 07-002991 of 23.05.2007	Before 22.05.2017	890-915MHz 935-960MHz
The Republic of Mariy-El BS № (163, 164, 107, 145, 165, 166, 167, 168, 169, 170, 171, 172, 173, 174, 175, 176, 177, 178, 179, 71)	№ 07-009226 of 20.06.2007	Before 19.06.2017	890-915MHz 935-960MHz
Samara oblast Village Kinel-Cherkassy	№ 05-006377 of 23.03.2005	Before 23.03.2015	417,5-419,5/395,0-397,0MHz
Samara oblast BS-1, 2, 3, 6, 8, 10, 14, Otr1	№ 04-002681 of 09.12.2004	Before 29.12.2014	463,0-467,4MHz/ 453,0-457,4MHz
Samara oblast BS-Samara 5	№ 06-002263 of 14.04.2006	Before 13.04.2016	463,-467,4/453,0-457,4MHz
Samara oblast: BS-9, BS-11, BS-12, BS-13, BS-15, BS-17, BS-18, BS-19, BS-20, BS-21, BS-22, BS-23, BS-24, BS-25,BS-26, BS-27, BS-28, BS-29, BS-30, BS-31, BS-32, BS-33,BS-34, BS-35, BS-36, BS-37, BS-38, BS-39, BS-40, BS-41, BS-42, BS-43, BS-44, BS-45, BS-46, BS-47, BS-48, BS-49, BS-50, BS-51, BS-52	№ 05-024420 of 30.12.2005	Before 29.12.2015	463,0-467,4MHz/ 453,0-457,4MHz
Samara oblast: BS-1, BS-3, BS-4, BS-7, BS-8, BS-9, BS-10, BS-11, BS-	№ 06-008910 of 10.07.2006	Before 01.02.2009	453-457,5MHz/

13, BS-16, BS-17, BS-18, BS-19, BS-20, BS-21, BS-22, BS-23, BS-24, BS-25, BS-28, BS-32, BS-38			463-467,5MHz
Samara oblast: BS Samara 23, BS Samara 24, BS Samara 25, BS Sergl, BS Oblast 20, BS Oblast 21, BS Oblast 22/	№ 07-001137 of 30.01.2007	Before 29.01.2017	453-457,5MHz/ 463-467,5MHz
Samara oblast: BS-2153, BS-2254, BS-955, BS-1056, BS-1157, BS-1258, BS-1459, BS-160, BS-1961	№ 06-010959 OF 18.09.2006	Before 18.08.2013	463,0-467,4MHz/453,0-457,4MHz
Samara oblast: BS-4, BS-16, BS-41	№ 07-017159 OF 20.06.2007	Before 19.06.2017	453-457,5MHz/ 463-467,5MHz
The Republic of Mariy-El	№ 1024077 of 16.12.2003	Before 12.12.2008	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 03-12026 of 24.12.2003	Before 20.12.2008	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 05-006333 of 23.03.2005	Before 23.03.2015	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 07-007582 OF 20.06.2007 (the effect of permission № 05-018360 of 25.10.2005 is terminated since re-registration of communications electronics)	Before 19.06.2017	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 06-003505 of 18.04.2006	Before 17.04.2016	890-915MHz 935-960MHz
The Republic of Mariy-El	№ 04-001064 of 12.10.2004	Before 11.10.2014	1805,0-1880,0/ 1710,0-1785,0
The Republic of Mariy-El	№ 05-023792 of 30.12.2005	Before 29.12.2015	1805,0-1880,0/ 1710,0-1785,0
The Republic of Mariy-El	№ 06-016568 of 19.12.2006	Before 18.12.2016	1805,0-1880,0/ 1710,0-1785,0
The Republic of Mariy-El BS-1026, BS -1025, BS -1027, BS -1031, BS -1032, BS -1024, BS -1033, BS -1028, BS -1029, BS -1030	№ 06-007642 of 18.07.2006	Before 17.07.2016	1805,0-1880,0/ 1710,0-1785,0
The Republic of Mariy-El BS -1038, BS -1030, BS -1034, BS -1039, BS -1036, BS -1037, BS -1040			1805,0-1880,0/ 1710,0-1785,0
The Republic of Mariy-El BS -1042, BS -1043, BS -1044, BS -1041, BS -1045, BS -1046, BS -1047	№ 07-007580 of 20.06.2007	Before 19.06.2017	1805,0-1880,0/ 1710,0-1785,0

Ioshkar Ola town BS-02, settlement Sovietskyi BS-03, settlement Mary-Turek BS-04, Kozmodemiyansk town BS-05, Settlement Morki BS-07, Volzhsk town BS-06, settlement Novyi Torial BS-09, settlement Gonyak BS-08, Settlement Kilemary BS-10, Settlement Kokshaisk BS-11, settlement Orshanka BS-12	№ 05-006657 of 24.03.2005	Before 23.03.2015	146,0-174,0MHz
Ioshkar Ola town BS-02 Kozmodemiyansk town BS-05	№ 05-012768 of 07.06.2005	Before 06.06.2010	146-174MHz
Village B.Nagatkino Tsylninskyi district	№ 05-009259 of 06.05.2005	Before 05.05.2015	330MHz
Village Mogutovo – village Rzhavets	№ 05-001048Д of 19.10.2005	Before 18.10.2015	330MHz
Village Yangiz – Marievka – settlement Severnyi	№ 05-001050Д of 19.10.2005	Before 18.10.2015	330MHz
Village Bikkulovo – village Kamenka	№ 05-001047Д of 19.10.2005	Before 18.10.2015	330MHz
Village Matveevka – village Staroashirovo – village Emelianovka – village V.Novokutlumbetievo	№ 05-001051Д of 19.10.2005	Before 18.10.2015	330MHz
Village Novocherkassk – village Krasnogor, village Chernyi Otrog – village Ablyazovo, settlement Saraktash – village Siyal-Tugai	№ 05-001042Д of 19.10.2005	Before 18.10.2015	330MHz
Village Kurmanaevka – village Petrovka, village Kostino village Volzhskyi, village Pokrovka – village Ivanovka, village Kutushi – village Mikhailovka	№ 05-001043Д of 19.10.2005	Before 18.10.2015	330MHz
Village Gorkovskoe – village Zakumachnoe Village Dobrovolskoe – village Chilekta	№ 05-001393Д of 19.10.2005	Before 18.10.2015	330MHz
Village Novosultangulovo – village Kurbanai, Village Asekeevo – village Yakovlevka	№ 05-001037Д of 19.10.2005	Before 18.10.2015	330MHz
Alexandrovka	№ 05-021089 of 29.12.2005 № 06-020463 of 12.02.2007 № 07-016679 of 20.06.2007	Before 28.12.2015 Before 22.12.2010 Before 20.06.2007	7 TV Channel 3 TV Channel 1 TV Channel
Alexandrovka (Grach)	№ 05-021071 of 29.12.2005	Before 28.12.2015	3 TV Channel
Aidyrlya	№ 05-021221 of 29.12.2005	Before 28.12.2015	29 TV Channel
Asekeevo (Novosultangulovo)	№ 05-021045 of 26.12.2005	Before 25.12.2015	34 TV Channel
Asekeevo	№ 07-016680 of 20.06.2007	Before	3 TV Channel
Alexeevka (Tsylninskyi's district) Alexeevka (Tsylninskyi's district) Alexeevka (Buguruslan's district)	№ 05-023236 of 26.12.2005 № 05-021188 of 26.12.2005 № 05-021057 of 29.12.2005	Before 25.12.2015 Before 25.12.2015 Before 28.12.2015	5 TV Channel 10 TV Channel 28 TV Channel
Alexeevka (Alexeevskyi's district)	№05-017236 of 03.08.2005	Before 02.08.2010	10 TV Channel

Aksakovo	№ 05-021206 of 29.12.2005	Before 28.12.2015	10 TV Channel
Abdulino	№ 05-021065 of 29.12.2005	Before 28.12.2015	6 TV Channel
Blagodarnoe	№ 05-021251 of 29.12.2005	Before 28.12.2015	12 TV Channel
Blagodarnoe	№ 07-016681 of 20.06.2007	Before 19.06.2017	7 TV Channel
Borodinskoe	№ 05-021066 of 29.12.2005	Before 28.12.2015	3 TV Channel
Buzuluk	№ 05-023228 of 26.12.2005	Before 25.12.2015	4 TV Channel
Buzuluk	№ 180-07-0151 of 24.09.2007	Before 23.09.2017	4 TV Channel
Buzuluk	№ 05-023243 of 26.12.2005	Before 25.12.2015	70,82MHz
Buguruslan	№05-021222 of 29.12.2005	Before 28.12.2015	49 TV Channel
Balandino	№ 05-021250 of 28.12.2005	Before 27.12.2015	3 TV Channel
Bestuzhevka	№ 05-021024 of 26.12.2005	Before 25.12.2015	2 TV Channel
Brient	№ 05-017626 of 28.12.2005	Before 27.12.2015	8 TV Channel
Burtinskyi	№ 05-021246 of 26.12.2005	Before 25.12.2015	29 TV Channel
Veselyi	№ 05-021220 of 29.12.2005	Before 28.12.2015	21 TV Channel
Vasilievka	№ 05-021054 of 26.12.2005 № 05-023235 of 26.12.2005	Before 25.12.2015	35 TV Channel 23 TV Channel
Verkhnebuzulukskyi	№ 05-021056 of 28.12.2005 № 05-021078 of 26.12.2005	Before 27.12.2015 Before 25.12.2015	3 TV Channel 8 TV Channel
Vozdvizhenka	№ 05-021068 of 26.12.2005	Before 25.12.2015	2 TV Channel
Vyazovoe	№ 05-021199 of 29.12.2005	Before 28.12.2015	9 TV Channel
Gamaleevka	№ 05-021026 of 26.12.2005	Before 25.12.2015	2 TV Channel
Gerasimovka	№ 05-021064 of 26.12.2005	Before 25.12.2015	7 TV Channel
Gerasimovka	№ 05-017234 of 03.08.2005	Before 02.08.2010	10 TV Channel
Georgievka	№ 05-021063 of 29.12.2005	Before 28.12.2015	3 TV Channel
Georgievka	№ 07-016682 of 20.06.2007	Before 19.06.2017	7 TV Channel
Grachevka	№ 05-021073 of 26.12.2005	Before 25.12.2015	21 TV Channel
Dobrinka	№ 05-021190 of 29.12.2005	Before 28.12.2015	8 TV Channel
Dmitrovskyi	№ 05-021261 of 29.12.2005	Before 28.12.2015	35 TV Channel
Emelyanovka	№ 05-021211 of 29.12.2005	Before 28.12.2015	36 TV Channel
Emelyanovka	№ 06-018093 of 28.12.2006	Before 22.12.2010	29 TV Channel
Efimovka	№ 05-021067 of 26.12.2005	Before 25.12.2015	3 TV Channel
Efimovka	№ 06-020467 of 31.01.2007	Before 22.12.2010	7 TV Channel
Ilek	№ 05-021077 of 29.12.2005 № 05-021208 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	3 TV Channel 27 TV Channel
Ivanovka	№ 05-021203 of 29.12.2005	Before 28.12.2015	9 TV Channel
Zarechnoe	№ 05-021038 of 26.12.2005 № 05-024714 of 18.02.2006	Before 26.12.2015 Before 17.02.2015	2 TV Channel 9 TV Channel
Zapadnyi	№ 05-021260 of 26.12.2005	Before 25.12.2015	12 TV Channel
Zelenyi dol	№ 05-021215 of 29.12.2005	Before 28.12.2015	6 TV Channel
Zagorie	№ 05-023216 of 26.12.2005	Before 25.12.2015	2 TV Channel

Zerklo	№ 07-016683 of 20.06.2007	Before 19.06.2017	33 TV Channel
Zhirnov	№ 05-021255 of 26.12.2005	Before 25.12.2015	10 TV Channel
Komissarovo	№ 05-021088 of 29.12.2005 № 05-021062 of 26.12.2005	Before 28.12.2015 Before 25.12.2015	8 TV Channel 6 TV Channel
Komarovo	№ 07-016685 of 20.06.2007	Before 19.06.2017	10 TV Channel
Kalikino	№ 05-017233 of 03.08.2005	Before 02.08.2010	6 TV Channel
Koptyazhevo	№ 05-021029 of 26.12.2005	Before 25.12.2015	6 TV Channel
Koptyazhevo	№ 04-003377 of 08.04.2005	Before 07.04.2015	3 TV Channel
Kinzelka	№ 05-023190 of 29.12.2005	Before 28.12.2015	2 TV Channel
Krestovka	№ 04-003929 of 08.04.2005	Before 07.04.2015	2 TV Channel
Kinzelka	№ 04-001075 of 04.11.2004	Before 03.11.2014	7 TV Channel
Kindelya	№ 07-016684 of 20.06.2007	Before 19.06.2017	12 TV Channel
Koskul	№ 05-021243 of 29.12.2005	Before 28.12.2015	9 TV Channel
Koskul	№ 05-021244 of 26.12.2005	Before 25.12.2015	11 TV Channel
Kvarkeno	№ 05-021216 of 28.12.2005	Before 27.12.2015	31 TV Channel
Kyzyl-Mechet	№ 05-021197 of 29.12.2005 № 05-023238 of 26.12.2005	Before 25.12.2015	9 TV Channel 5 TV Channel
Kozlovka	№ 05-021204 of 29.12.2005	Before 28.12.2015	9 TV Channel
Kulsharipovo	№ 04-004640 of 08.04.2005	Before 07.04.2015	3 TV Channel
Kulagino	№ 05-021209 of 29.12.2005 № 05-021245 of 29.12.2005	Before 28.12.2015	9 TV Channel 12 TV Channel
Kovylyaevka (Totskyi's district) Kovylyaevka	№ 05-021212 of 29.12.2005 № 05-021017 of 26.12.2005	Before 28.12.2015 Before 25.12.2015	8 TV Channel 2 TV Channel
Korovino	№ 05-021270 of 03.12.2005	Before 02.12.2010	4 TV Channel
Kamennoimangulovo	№ 05-021205 of 29.12.2005 № 05-021061 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	9 TV Channel 7 TV Channel
Kutluevo	№ 05-021213 of 29.12.2005	Before 28.12.2015	6 TV Channel
Kuvandyk	№ 05-021730 of 29.12.2005	Before 28.12.2015	5 TV Channel
Kusem	№ 05-023182 of 26.12.2005	Before 25.12.2015	5 TV Channel
Kurtashka	№ 05-024715 of 18.02.2006	Before 17.02.2016	3 TV Channel
Kulchum	№ 05-023222 of 26.12.2005	Before 25.12.2015	4 TV Channel
Linevka	№ 05-021080 of 26.12.2005	Before 25.12.2015	6 TV Channel
Luybimovka	№ 05-021072 of 26.12.2005	Before 25.12.2015	3 TV Channel
Mordovskyi Buguruslan	№ 05-023211 of 29.12.2005 № 05-023206 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	8 TV Channel 6 TV Channel
Martynovka	№ 05-017242 of 03.08.2005	Before 02.08.2010	9 TV Channel
Maiskoe	№ 07-001578 of 16.02.2007	Before 22.12.2010	9 TV Channel
Marxsovskyi	№ 07-016686 of 20.06.2007	Before 19.06.2017	27 TV Channel
Mikhailovka - 2	№ 05-023208 of 28.12.2005	Before 27.12.2015	2 TV Channel
Mikhailovka -1	№ 05-021294 of 26.12.2005	Before 25.12.2015	4 TV Channel

Mikhailovka -1	№ 07-016687 of 20.06.2007	Before 19.06.2017	2 TV Channel
Malmyzh	№ 05-007129 of 06.05.2005	Before 05.05.2010	1 TV Channel
Mustaevo	№ 05-023220 of 29.12.2005 № 05-021214 of 28.12.2005	Before 27.12.2015	2 TV Channel 12 TV Channel
Malaya Remizena	№ 05-023218 of 26.12.2005 № 05-021047 of 29.12.2005	Before 25.12.2015 Before 28.12.2015	4 TV Channel 7 TV Channel
Matveevka	№ 05-021202 of 29.12.2005 № 05-023185 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	12 TV Channel 7 TV Channel
Mezhdurechie	№ 05-021224 of 28.12.2005	Before 27.12.2015	2 TV Channel
Mezhdurechie	№ 05-021465 of 26.12.2005	Before 25.12.2015	4 TV Channel
Mochegai	№ 05-023240 of 26.12.2005	Before 25.12.2015	5 TV Channel
Mochegai	№ 05-017238 of 03.08.2005	Before 02.08.2010	10 TV Channel
Martynovka	№ 05-023234 of 26.12.2005	Before 25.12.2015	4 TV Channel
Miroshkino (Tashlinskyi district)	№ 05-021207 of 29.12.2005	Before 28.12.2015	9 TV Channel
Miroshkino (Pervomaiskyi district)	№ 05-021042 of 29.12.2005	Before 28.12.2015	7 TV Channel
Miroshkino (Pervomaiskyi district)	№ 05-021682 of 29.12.2005	Before 28.12.2015	4 TV Channel
Nazarovka	№ 05-021075 of 29.12.2005	Before 28.12.2015	8 TV Channel
Novobelogorka	№ 05-017429 of 28.12.2005	Before 27.12.2015	9 TV Channel
Novovasilievka	№ 05-021086 of 29.12.2005	Before 28.12.2015	8 TV Channel
Novosergeevka	№ 05-023221 of 26.12.2005 № 05-021049 of 29.12.2005	Before 25.12.2015 Before 28.12.2015	32 TV Channel 3 TV Channel
Novokamenka	№ 05-021242 of 29.12.2005	Before 28.12.2015	36 TV Channel
Novokamenka	№ 07-001579 of 16.02.2007	Before 22.12.2010	6 TV Channel
Novomusino	№ 07-016688 of 20.06.2007	Before 19.06.2017	11 TV Channel
Noikino	№ 05-023213 of 29.12.2005	Before 28.12.2015	3 TV Channel
Novouzely	№ 05-023183 of 29.12.2005 № 05-021210 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	3 TV Channel 7 TV Channel
Nesterovka	№ 05-023192 of 29.12.2005	Before 28.12.2015	2 TV Channel
Novoyulaska	№ 05-023197 of 29.12.2005	Before 28.12.2015	11 TV Channel
Novoyulaska	№ 06-020470 of 31.01.2007	Before 22.12.2010	2 TV Channel
Novopavlushkino	№ 06-009102 of 26.09.2006	Before 25.09.2016	11 TV Channel
Novospasskoe	№ 03-01970 of 09.10.2003 № 05-023209 of 29.12.2005	Before 01.08.2005 Before 28.12.2015	4 TV Channel 8 TV Channel
Nesterovka	№ 05-021733 of 29.12.2005	Before 28.12.2015	4 TV Channel
Nizhnekristalka	№ 05-021593 of 29.12.2005	Before 28.12.2015	4 TV Channel
Novonikolskoe	№ 05-023210 of 29.12.2005	Before 28.12.2015	7 TV Channel
Novoiletsk	№ 05-023201 of 28.12.2005	Before 27.12.2015	7 TV Channel
Novomarievka	№ 05-021218 of 29.12.2005	Before 28.12.2015	7 TV Channel
Nevezhkino	№ 05-021048 of 29.12.2005	Before 28.12.2015	7 TV Channel
Nevezhkino	№ 05-021186 of 26.12.2005	Before 25.12.2015	9 TV Channel

Novomusino	№ 05-021182 of 26.12.2005	Before 25.12.2015	9 TV Channel
Novonikolskoe	№ 05-021194 of 26.12.2005	Before 25.12.2015	9 TV Channel
Novonikolskoe	№ 07-001584 of 16.02.2007	Before 22.12.2010	6 TV Channel
Nizhnekristalka	№ 05-021193 of 29.12.2005	Before 28.12.2015	9 TV Channel
N. Gumbet	№ 05-021053 of 26.12.2005	Before 25.12.2015	27 TV Channel
Nikolskoe	№ 05-021033 of 26.12.2005 № 05-021037 of 26.12.2005	Before 25.12.2015 Before 25.12.2015	23 TV Channel 37 TV Channel
Razdolnoe	№ 05-017541 of 28.12.2005	Before 27.12.2015	11 TV Channel
Revolutsionnyi	№ 05-021035 of 26.12.2005	Before 25.12.2015	29 TV Channel
Revolutsionnyi	№ 04-004828 of 06.05.2005	Before 05.05.2010	6 TV Channel
village Russkyi Kandyz	№ 05-023207 of 29.12.2005	Before 28.12.2015	23 TV Channel
village Russkyi Kandyz	№ 05-023186 of 29.12.2005	Before 28.12.2015	25 TV Channel
Romanovka	№ 04-003090 of 23.05.2005	Before 22.05.2015	9 TV Channel
Romanovka (Sorochinskyi district)	№ 05-017627 of 28.12.2005	Before 27.12.2015	7 TV Channel
Rodinskyi	№ 05-017239 of 03.08.2005	Before 02.08.2010	9 TV Channel
Russkaya bokla	№ 05-023223 of 26.12.2005 № 05-023229 of 26.12.2005	Before 25.12.2015	5 TV Channel 10 TV Channel
Ryabinnyi	№ 05-023237 of 26.12.2005	Before 25.12.2015	5 TV Channel
Rannee (Tashlinskyi's district)	№ 05-021201 of 26.12.2005	Before 25.12.2015	10 TV Channel
Rybkino	№ 05-021041 of 26.12.2005	Before 25.12.2015	2 TV Channel
Rzhavka	№ 05-021070 of 26.12.2005 № 05-023226 of 26.12.2005	Before 25.12.2015 Before 25.12.2015	3 TV Channel 5 TV Channel
Romashkino	№ 05-021040 of 26.12.2005	Before 25.12.2015	7 TV Channel
Sainovka	№04-003071 of 23.05.2005	Before 23.05.2015	7 TV Channel
Sagarchin	№ 06-020469 of 31.01.2007	Before 22.12.2010	7 TV Channel
Sagarchin	№ 07-016690 of 20.06.2007	Before 19.06.2017	12 TV Channel
Saifutdinovo	№ 04-003023 of 23.05.2005	Before 22.05.2015	7 TV Channel
Samarkino	№ 05-021059 of 26.12.2005	Before 25.12.2015	3 TV Channel
Svetlyi	№ 05-021076 of 29.12.2005	Before 28.12.2015	6 TV Channel
Slobodka	№ 04-003003 of 23.05.2005	Before 22.05.2015	8 TV Channel
village Sukhorechka	№ 05-023212 of 26.12.2005	Before 25.12.2015	12 TV Channel
Sovetskoe of Buguruslan district	№ 05-021032 of 26.12.2005 № 05-023224 of 26.12.2005	Before 25.12.2015 Before 25.12.2015	6 TV Channel 4 TV Channel
Sovetskoe of Pervomaiskyi district	№ 05-023227 of 26.12.2005 № 05-021031 of 26.12.2005	Before 25.12.2015 Before 25.12.2015	4 TV Channel 6 TV Channel
Staroe Tyurino	№ 05-021028 of 26.12.2005	Before 25.12.2015	10 TV Channel
Stepanovka	№ 05-023239 of 29.12.2005 № 05-021227 of 28.12.2005	Before 29.12.2005 Before 27.12.2015	5 TV Channel 2 TV Channel
Staromukmenevo	№ 05-021226 of 28.12.2005	Before 27.12.2015	2 TV Channel
Starokulsharipovo	№ 04-002979 of 23.05.2005	Before 22.05.2015	8 TV Channel

Staroyashkino	№ 05-021249 of 29.12.2005	Before 28.12.2015	3 TV Channel
Studenoe	№ 05-021230 of 28.12.2005	Before 27.12.2015	10 TV Channel
Stepnoi	№ 05-021185 of 29.12.2005	Before 28.12.2015	9 TV Channel
Slonovka	№ 05-021229 of 29.12.2005	Before 28.12.2015	10 TV Channel
Slonovka	№ 04-003086 of 23.05.2005	Before 22.05.2015	12 TV Channel
Sverdlovskyi	№ 05-023230 of 26.12.2005 № 05-021225 of 28.12.2005	Before 25.12.2015 Before 27.12.2015	4 TV Channel 2 TV Channel
Sofievka	№ 05-023225 of 26.12.2005 № 05-021285 of 29.12.2005	Before 25.12.2015 Before 28.12.2015	40 TV Channel 5 TV Channel
Oktayabrskoe	№ 05-021195 of 26.12.2005	Before 25.12.2015	10 TV Channel
Ozernyi	№ 05-021189 of 26.12.2005	Before 25.12.2015	10 TV Channel
Ozernyi	№ 05-012351 of 26.12.2005	Before 25.12.2015	2 TV Channel
Orenburg	№ 03-06753 of 12.11.2003 № 06-002634 of 14.04.2006	Before 01.08.2005 Before 13.04.2016	24 TV Channel 31 TV Channel
Orenburg	№ 05-018535 of 30.12.2005	Before 29.12.2015	9 TV Channel
Orsk	№ 05-021034 of 26.12.2005	Before 25.12.2015	3 TV Channel
Orsk	№ 06-005199 of 18.07.2006	Before 17.07.2016	24 TV Channel
Obilnyi	№ 05-021196 of 29.12.2005	Before 28.12.2015	9 TV Channel
Saransk town	№ 07-016696 of 20.06.2007	Before 19.06.2017	2 TV Channel
Tamdysai	№ 05-017031 of 28.12.2005	Before 27.12.2015	8 TV Channel
Troitskoe	№ 05-021055 of 26.12.2005 № 05-021046 of 26.12.2005 № 05-021259 of 29.12.2005	Before 25.12.2015 Before 25.12.2015 Before 28.12.2015	8 TV Channel 3 TV Channel 6 TV Channel
Troitskoe	№ 06-020476 of 31.01.2007	Before 22.12.2010	5 TV Channel
Troitskoe	№ 07-016689 of 20.06.2007	Before 19.06.2017	11 TV Channel
Tolkaevka	№ 05-021060 of 26.12.2005	Before 25.12.2015	29 TV Channel
Tobolskyi	№ 05-021043 of 29.12.2005	Before 28.12.2015	6 TV Channel
Tobolskyi	№ 05-010423 of 26.12.2005	Before 25.12.2015	1 TV Channel
Timashevo	№ 05-021079 of 26.12.2005	Before 25.12.2015	9 TV Channel
Podlesnoe	№ 05-021106 of 28.12.2005 № 05-021192 of 29.12.2005	Before 27.12.2015 Before 28.12.2015	6 TV Channel 9 TV Channel
Pilyugino	№ 05-021074 of 26.12.2005	Before 25.12.2015	26 TV Channel
Pashkino	№ 05-021184 of 29.12.2005	Before 28.12.2015	9 TV Channel
Petrovka	№ 05-021012 of 26.12.2005	Before 25.12.2015	2 TV Channel
Polibino	№ 05-021228 of 28.12.2005	Before 27.12.2015	6 TV Channel
Pokrovka	№ 07-001583 of 16.02.2007	Before 22.12.2010	8 TV Channel
Pervokrasnoe	№ 05-023233 of 29.12.2005 № 05-021099 of 28.12.2005	Before 28.12.2015 Before 27.12.2015	4 TV Channel 7 TV Channel
Preobrazhenka	№ 05-023232 of 29.12.2005 № 05-021200 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	4 TV Channel 11 TV Channel

	№ 05-021183 of 28.12.2005	Before 27.12.2015	9 TV Channel
Privolnyi	№ 05-021044 of 26.12.2005	Before 25.12.2015	10 TV Channel
Pridolinnyi	№ 05-021027 of 26.12.2005	Before 25.12.2015	1 TV Channel
Priyutnoe	№ 07-001582 of 16.02.2007	Before 22.12.2010	7 TV Channel
Pobeda	№ 05-023219 of 26.12.2005 № 05-021085 of 29.12.2005	Before 25.12.2015 Before 28.12.2015	4 TV Channel 7 TV Channel
Pavlovo-Antonovka	№ 05-021187 of 29.12.2005 № 05-021180 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	11 TV Channel 8 TV Channel
Pervomaiskyi	№ 05-021253 of 28.12.2005 № 05-023184 of 29.12.2005	Before 27.12.2015 Before 28.12.2015	8 TV Channel 5 TV Channel
Pervomaisk	№ 05-021252 of 26.12.2005	Before 25.12.2015	12 TV Channel
Pronkino (Sorochinskyi district)	№ 05-021092 of 29.12.2005	Before 28.12.2015	7 TV Channel
Putayatino	№ 05-021256 of 29.12.2005 № 05-021223 of 28.12.2005	Before 28.12.2015 Before 27.12.2015	12 TV Channel 1 TV Channel
Uteevo	№ 05-021052 of 26.12.2005 № 05-023195 of 26.12.2005	Before 25.12.2015	7 TV Channel 5 TV Channel
Settlement Uralskyi	№ 05-023205 of 29.12.2005	Before 28.12.2015	7 TV Channel
Uspenka	№ 05-021030 of 26.12.2005 № 05-023198 of 29.12.2005	Before 25.12.2015 Before 28.12.2015	8 TV Channel 4 TV Channel
Chernyshevka (Vyazovoe)	№ 06-020468 of 31.01.2007	Before 22.12.2010	2 TV Channel
Khortista	№ 05-021247 of 29.12.2005 № 05-021051 of 29.12.2005	Before 28.12.2015 Before 28.12.2015	3 TV Channel 2 TV Channel
Fedorovka	№ 05-021050 of 29.12.2005 № 05-021039 of 26.12.2005	Before 28.12.2015 Before 25.12.2015	2 TV Channel 12 TV Channel
Shirokoe (Tashlinskyi district)	№ 05-023187 of 26.12.2005 № 05-021198 of 29.12.2005	Before 25.12.2015 Before 28.12.2015	5 TV Channel 9 TV Channel
Shestakovka	№ 05-021217 of 28.12.2005 № 05-021081 of 26.12.2005	Before 27.12.2015 Before 25.12.2015	11 TV Channel 3 TV Channel
Energetik	№ 05-021254 of 29.12.2005	Before 28.12.2005	22 TV Channel
Yasnyi	№ 05-021036 of 26.12.2005	Before 25.12.2015	12 TV Channel
Yafarovo	№ 05-021023 of 26.12.2005	Before 25.12.2015	7 TV Channel
Yagodnoe	№ 05-021022 of 26.12.2005 № 05-021684 of 29.12.2005	Before 25.12.2015 Before 28.12.2015	8 TV Channel 5 TV Channel
Yaman	№ 05-021058 of 26.12.2005	Before 25.12.2015	6 TV Channel
Yasnogorskyi	№ 05-021219 of 28.12.2005	Before 27.12.2015	37 TV Channel
Yakovlevka	№ 05-021248 of 29.12.2005 № 05-023196 of 26.12.2005	Before 25.12.2015	6 TV Channel 4 TV Channel
Yashkino	№ 05-021025 of 26.12.2005 № 05-021191 of 26.12.2005	Before 25.12.2015	11 TV Channel 9 TV Channel
Insar	№ 06-006890 of 13.06.2006	Before 12.06.2011	37 TV Channel

Insar	№ 06-006889 of 13.06.2006	Before 12.06.2011	39 TV Channel
Dubenki	№ 06-006891 of 13.06.2006	Before 12.06.2011	37 TV Channel
Dubenki	№ 06-006892 of 13.06.2006	Before 12.06.2011	31 TV Channel
Chamzinka	№ 06-006904 of 13.06.2006	Before 12.06.2011	31 TV Channel
Chamzinka	№ 06-006903 of 13.06.2006	Before 12.06.2011	37 TV Channel
Zubova-Polyana	№ 06-006896 of 13.06.2006	Before 12.06.2011	39 TV Channel
Zubova-Polyana	№ 06-006897 of 13.06.2006	Before 12.06.2011	37 TV Channel
Atyashevo	№ 06-006888 of 13.06.2006	Before 12.06.2011	31 TV Channel
Atyashevo	№ 06-006893 of 13.06.2006	Before 12.06.2011	37 TV Channel
Ardatov	№ 06-010257 of 26.07.2006	Before 25.07.2011	31 TV Channel
Ardatov	№ 06-010250 of 26.07.2006	Before 25.07.2011	37 TV Channel
Ichalki	№ 06-006886 of 06.06.2006	Before 05.06.2011	37 TV Channel
Ichalki	№ 06-006887 of 13.06.2006	Before 12.06.2011	31 TV Channel
Lyambir	№ 06-010259 of 26.07.2006	Before 25.07.2011	39 TV Channel
Lyambir	№ 06-010265 of 26.07.2006	Before 25.07.2011	37 TV Channel
B.Bereznyaki	№ 06-006902 of 13.06.2006	Before 12.06.2011	31 TV Channel
B.Bereznyaki	№ 06-006901 of 13.06.2006	Before 12.06.2011	37 TV Channel
B.Ignatievo	№ 06-010256 of 26.07.2006	Before 25.07.2011	31 TV Channel
B.Ignatievo	№ 06-010261 of 26.07.2006	Before 25.07.2011	37 TV Channel
Ruzaevka	№ 06-010249 of 26.07.2006	Before 25.07.2011	37 TV Channel
Ruzaevka	№ 06-010251 of 26.07.2006	Before 25.07.2011	39 TV Channel
Torbeevo	№ 06-006899 of 13.06.2006	Before 12.06.2011	39 TV Channel
Torbeevo	№ 06-006898 of 13.06.2006	Before 12.06.2010	37 TV Channel
Tengushevo	№ 06-006885 of 06.06.2006	Before 05.06.2011	39 TV Channel
Tengushevo	№ 06-006884 of 06.06.2006	Before 05.06.2011	37 TV Channel
Temnikov	№ 06-010252 of 26.07.2006	Before 25.07.2011	37 TV Channel
Temnikov	№ 06-010254 of 26.07.2006	Before 25.07.2011	39 TV Channel
Krasnoslobodsk	№ 06-006894 of 13.06.2006	Before 12.06.2011	39 TV Channel
Krasnoslobodsk	№ 06-006895 of 13.06.2006	Before 12.06.2011	37 TV Channel
Kovylkino	№ 06-006900 of 13.06.2006	Before 12.06.2011	39 TV Channel
Kovylkino	№ 06-006905 of 13.06.2006	Before 12.06.2011	37 TV Channel
Tolyatti town	№ 06-006570 of 30.06.2006	Before 14.03.2009	2500-2700MHz
Tolyatti town	№ 06-009202 of 28.08.2006	Before 27.08.2016	2500-2700MHz
Syzran town	№ 06-006569 of 30.06.2006	Before 14.03.2009	2500-2700MHz
Arkadak	№ 07-000774 of 19.02.2007	Before 18.02.2017	68,63 MHz
Atkarsk	№ 07-016677 of 20.06.2007	Before 19.06.2017	68,36 MHz
Ekaterinovka	№ 07-000775 of 19.02.2007	Before 18.02.2017	68,48 MHz
Rtishchevo	№ 07-016678 of 20.06.2007	Before 19.06.2017	69,47 MHz
Borskoe	№ 06-020454 of 14.02.2007	Before 13.02.2017	73,04 MHz
Grachevka	№ 05-023244 of 26.12.2005	Before 25.12.2015	72,62 MHz

Ruzaevka town	№ 04-002448 of 23.05.2005	Before 22.05.2015	67,46 MHz
Sovietsk town	№ 05-007125 of 06.05.2005	Before 05.05.2010	67,07 MHz
Volzhsk town	№ 06-000539 of 14.03.2006	Before 13.03.2016	70,7 MHz
Yurino	№ 06-012563 of 20.11.2006	Before 19.11.2016	72,62 MHz
Shelanger	№ 06-012564 of 20.11.2006	Before 19.11.2016	69,62 MHz
Yavas town	№ 04-002414 of 23.05.2005	Before 22.05.2015	67,67 MHz
Uni town	№ 05-007018 of 06.05.2005	Before 05.05.2010	67,91 MHz
Settlement Nyr	№ 07-016799 of 04.06.2007	Before 03.06.2017	70,55 MHz
Levany	№ 07-016936 of 20.06.2007	Before 19.06.2017	68,33MHz
Sanchursk town	№ 05-007142 of 06.05.2005	Before 05.05.2010	73,28 MHz
Krasnoslobodsk town	№ 04-002449 of 23.05.2005	Before 22.05.2015	67,31 MHz
Umet town	№ 04-002440 of 23.05.2005	Before 22.05.2015	68,33 MHz
Settlement Romodanovo	№ 04-002461 of 23.05.2005	Before 22.05.2015	71,12 MHz
Lyambir	№ 04-002405 of 23.05.2005	Before 22.05.2015	68,96 MHz
Chamzinka	№ 04-002474 of 23.05.2005	Before 22.05.2015	68,75 MHz
Torbeevo	№ 04-002421 of 23.05.2005	Before 22.05.2015	68,69 MHz
Shaigovo	№ 04-002428 of 23.05.2005	Before 22.05.2015	69,65 MHz
B.Ignatovo	№ 04-002094 of 23.05.2005	Before 22.05.2015	67,34 MHz
Kovylkino	№ 04-002488 of 23.05.2005	Before 22.05.2015	69,14 MHz
B.Bereznyaki	№ 04-002078 of 23.05.2005	Before 22.05.2015	68,42 MHz
Dubenki	№ 04-002089 of 23.05.2005	Before 22.05.2015	67,28 MHz
Elniki	№ 04-002086 of 23.05.2005	Before 22.05.2015	68,78 MHz
Insar	№ 04-002090 of 23.05.2005	Before 22.05.2015	71,03 MHz
Atyurievo	№ 04-002079 of 23.05.2005	Before 22.05.2015	69,77 MHz
Kadoshkino	№ 04-002091 of 23.05.2005	Before 22.05.2015	69,41 MHz
Vechkusy	№ 04-002083 of 23.05.2005	Before 22.05.2015	66,95MHz
Atyashevo	№ 04-002080 of 23.05.2005	Before 22.05.2015	68,51MHz
Ardatov	№ 04-002917 of 23.05.2005	Before 22.05.2015	72,68MHz
Temnikov	№ 04-002410 of 23.05.2005	Before 22.05.2015	68,99MHz
Temnikov	№ 04-002473 of 23.05.2005	Before 22.05.2015	66,53MHz
Neftegorsk town	№ 05-006673 of 06.05.2005	Before 05.05.2010	68,9MHz
Elkhovka	№ 06-020449 of 19.02.2007	Before 18.02.2017	70,76MHz
Chapaevsk	№ 06-020453 of 19.02.2007	Before 18.02.2017	68,99 MHz
Vyatskie Polyany town	№ 05-007124 of 06.05.2005	Before 08.09.2010	66,35MHz
Vyatskie Polyany town	№ 05-025602 of 14.03.2006	Before 13.03.2016	67,91MHz
Buguruslan town	№ 05-023245 of 26.12.2005	Before 25.12.2015	102,8MHz
Sorochinsk	№ 06-020350 of 12.02.2007	Before 11.02.2017	102,0MHz
Pervomaiskyi	№ 06-020352 of 12.02.2007	Before 11.02.2017	103,0MHz
Kvarkeno	№ 06-020353 of 12.02.2007	Before 11.02.2017	103,1MHz

Saraktash	№ 06-020351 of 14.02.2007	Before 13.02.2017	103,3MHz
Abdulino	№ 06-020354 of 14.02.2007	Before 13.02.2017	105,1MHz
Orenburg city	№ 05-015612 of 09.06.2005	Before 08.06.2015	1053 KHz
Mary-Turek	№ 06-018075 of 19.12.2006	Before 18.12.2016	68,60 MHz
Novyi Toriyal	№ 05-021107 of 28.12.2005	Before 28.12.2015	67,16MHz
Kilemary	№ 06-001444 of 10.04.2006	Before 09.04.2016	67,61MHz
Morki	№ 06-006963 of 01.06.2006	Before 31.05.2016	70,82 MHz
Paranga	№ 06-006970 of 01.06.2006	Before 31.05.2016	69,11 MHz
Sheklyanur	№ 06-006971 of 01.06.2006	Before 31.05.2016	73,49 MHz
Kozmodemyansk	№ 06-006965 of 01.06.2006	Before 31.05.2016	69,68 MHz
Sernur	№ 06-006968 of 01.06.2006	Before 31.05.2016	69,65 MHz
Sovietskyi	№ 06-006967 of 01.06.2006	Before 31.05.2016	73,91 MHz
Orshanka	№ 06-006966 of 01.06.2006	Before 31.05.2016	70,76 MHz
Kuzhener	№ 06-006964 of 01.06.2006	Before 31.05.2016	72,35 MHz
Arzamas	№ 06-003058 of 19.05.2006	Before 18.05.2016	67,37 MHz
Ardatov	№ 06-004600 of 06.07.2006	Before 05.07.2016	70,67 MHz
Balakhna	№ 06-003066 of 19.05.2006	Before 18.05.2016	69,78 MHz
Bogorodsk	№ 06-004601 of 06.07.2006	Before 05.07.2016	70,79MHz
Bolshoe Boldino	№ 06-004599 of 06.07.2006	Before 05.07.2016	71,03MHz
Bolshoe Murashkino	№ 05-019645 of 30.12.2003	Before 29.12.2015	70,34MHz
Bikkulovo	№ 04-003928 of 23.05.2005	Before 22.05.2015	102,1MHz
Buturlino	№ 06-004598 of 06.07.2006	Before 05.07.2016	70,91MHz
Vad	№ 06-004597 of 06.07.2006	Before 05.07.2016	66,17MHz
Varnavino	№ 06-004596 of 06.07.2006	Before 05.07.2016	67,31MHz
Vacha	№ 06-004594 of 06.07.2006	Before 05.07.2016	66,65MHz
Vetluga	№ 05-019646 of 30.12.2005	Before 29.12.2015	70,91MHz
Voznesenskoe	№ 06-004595 of 06.07.2006	Before 05.07.2016	68,72MHz
Vorotynets	№ 06-004593 of 06.07.2006	Before 05.07.2016	66,74MHz
Voskresenskoe	№ 06-004592 of 06.07.2006	Before 05.07.2016	73,58MHz
Vyksa	№ 05-019644 of 30.12.2005	Before 29.12.2015	68,93MHz
Gagino	№ 06-004591 of 06.07.2006	Before 05.07.2016	73,97MHz
Gorodets	№ 06-004590 of 06.07.2006	Before 05.07.2016	70,94MHz
Diveevo	№ 306-07-0425 of 16.10.2007	Before 15.10.2017	69,8MHz
Dalnee Konstantinovo	№ 306-07-0426 of 16.10.2007	Before 15.10.2017	73,58MHz
Krasnye Baki	№ 07-010987 of 18.06.2007	Before 17.06.2017	66,86MHz
Knayaginino	№ 06-004587 of 06.07.2006	Before 05.07.2016	73,85MHz
Kstovo	№ 06-004585 of 06.07.2006	Before 05.07.2016	73,97MHz
Kulebaki	№ 306-07-0424 of 16.10.2007	Before 15.10.2017	72,17MHz
Lukoayanov	№ 306-07-0423 of 16.10.2007	Before 15.10.2017	68,87MHz
Lyskovo	№ 306-07-0422 of 16.10.2007	Before 15.10.2017	70,43MHz

Navashino	№ 306-07-0421 of 16.10.2007	Before 15.10.2017	67,25MHz
Nizhny Novgorod	№ 06-003065 of 19.05.2006	Before 18.05.2016	102,4MHz
Novosergievka	№ 04-003927 of 23.05.2005	Before 22.05.2015	103,9MHz
Novosmolino	№ 06-006335 of 10.07.2006	Before 09.07.2016	70,58 MHz
Pavlovo	№ 06-004580 of 06.07.2006	Before 05.07.2016	69,8MHz
Pervomaisk	№ 06-004602 of 06.07.2006	Before 05.07.2016	67,51MHz
Perevoz	№ 06-004603 of 06.07.2006	Before 05.07.2016	73,16MHz
Pilna	№ 06-003300 of 19.05.2006	Before 18.05.2016	73,1MHz
Pochinki	№ 04-002425 of 12.04.2005	Before 11.04.2010	68,48MHz
Semenov	№ 06-003057 of 19.05.2006	Before 18.05.2016	67,43MHz
Sergach	№ 06-003060 of 19.05.2006	Before 18.05.2016	72,02MHz
Sechenovo	№ 06-003301 of 19.05.2006	Before 18.05.2016	68,72MHz
Sokolskoe	№ 06-003299 of 19.05.2006	Before 18.05.2016	66,92MHz
Sosnovskoe	№ 06-003302 of 19.05.2006	Before 18.05.2016	70,37MHz
Spasskoe	№ 06-003303 of 19.05.2006	Before 18.05.2016	70,73MHz
Tashla	№ 04-004642 of 23.05.2005	Before 22.05.2015	102,6MHz
Tonkino	№ 06-003070 of 18.05.2006	Before 17.05.2016	67,22MHz
Shakhuniaya	№ 06-003304 of 18.05.2006	Before 17.05.2016	68,54MHz
Shatki	№ 06-003059 of 19.05.2006	Before 18.05.2016	67,85MHz
Sharanga	№ 06-003069 of 19.05.2006	Before 18.05.2016	66,44MHz
Chkalovsk	№ 05-019639 of 30.12.2005	Before 29.12.2015	69,83MHz
Uren	№ 06-003061 of 19.05.2006	Before 18.05.2016	68,84MHz
Urazovka	№ 06-003071 of 19.05.2006	Before 18.05.2016	70,1MHz
Tonshaevo	№ 06-003067 of 19.05.2006	Before 18.05.2016	70,43MHz
Kuzovatovo	№ 07-009794 of 14.06.2007	Before 13.06.2017	67,85MHz
Pavlovka	№ 07-009799 of 14.06.2007	Before 13.06.2017	69,47MHz
Gladchikha	№ 07-009798 of 14.06.2007	Before 13.06.2017	73,49MHz
Radishchevo	№ 07-009796 of 14.06.2007	Before 13.06.2017	69,59MHz
Surskoe	№ 07-009795 of 14.06.2007	Before 13.06.2017	73,58MHz
Inza	№ 07-009800 of 14.06.2007	Before 13.06.2008	73,43MHz
Syzran	№ 306-07-0251 of 16.10.2007	Before 15.10.2017	66,98MHz
Kinel-Cherkassy	№ 306-07-0248 of 16.10.2007	Before 15.10.2017	107,7MHz
Belinskyi	№ 306-07-0250 of 16.10.2007	Before 15.10.2017	71,21MHz
Settlement Maina – settlement Ignatovka	№ 05-018307 of 27.12.2005	Before 26.12.2015	10,7-11,7GHz
Settlement Pinyug – settlement Podosinovets Microwave Radio (MWR) - 1393	№ 15-19-18/2523 of 17.01.2003	Before 14.01.2008	7-8GHz
Settlement Pinyug – settlement Podosinovets	№ 1016263 of 24.07.2003	Before 20.07.2008	7-8GHz
Village Rozhki – settlement Plotbishche MWR – 4529	№ 15-19-18/1618 of 17.01.2003	Before 14.01.2008	10,7-11,7GHz
Sovetsk town –settlement Kolyanur MWR-3013	№ 15-19-18/15847 of 31.03.2003	Before 31.03.2008	10,7-11,7GHz

Settlement Orichi – settlement Adyshevo MWR -1750	№ 15-19-18/15846 of 31.03.2003	Before 31.03.2008	10,7-11,7GHz
Malmyzh town – settlement Kilmez MWR-1980	№ 15-19-18/2152 of 20.01.2003	Before 14.01.2008	7-8GHz
Settlement Darovskoi – settlement Vondanka MWR-3016	№ 15-19-18/332 of 08.01.2003	Before 05.01.2008	10,7-11,7GHz
Kirs town – settlement Rudnichnyi MWR-4165	№ 15-19-18/331 of 08.01.2003	Before 05.01.2008	10,7-11,7GHz
Settlement Rudnichnyi – settlement Loino MWR-4411	№ 15-19-18/330 of 08.01.2003	Before 05.01.2008	10,7-11,7GHz
Yaransk town – settlement Sanchursk MWR-1979	№ 15-19-18/583 of 09.01.2003	Before 04.01.2008	7-8GHz
Settlement Podosinovets – Luza town MWR-1981	№ 15-19-18/584 of 09.01.2003	Before 04.01.2008	7-8GHz
Buzuluk – settlement Pervomaiskyi	№ 04-004073 of 08.06.2005	Before 07.06.2015	7-8GHz
Settlement Rudnichnyi – settlement Sozimskyi	№ 06-017867 of 26.01.2007	Before 25.01.2017	7-8GHz
Kirs town – settlement Rudnichnyi	№ 06-017868 of 26.01.2007	Before 25.01.2017	7-8GHz
Settlement Sakmara – village Nikolskoe	№ 04-004078 of 08.06.2005	Before 07.06.2015	10,7-11,7GHz
Kirov city – settlement Raduzhnyi MWR-1842	№ 15-19-18/577 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
Malmyzh town – village Sludka – Vyatskie Polyany town	№06-007393 of 16.06.2006	Before 15.06.2016	7-8GHz
Village Permskaya – settlement Lupiya – settlement Afanasievo	№ 06-006751 of 15.06.2006	Before 14.06.2016	7-8GHz
Village Permskaya – village Peskovka – Kirs town	№ 06-006756 of 15.06.2006	Before 14.06.2016	7-8GHz
Settlement Orichi – village Zhdanukhino	№ 06-006746 of 15.06.2006	Before 14.06.2016	10,7-11,7GHz
Kirov city – settlement Malaya Subbotikha MWR-1753	№ 15-19-18/579 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
Village Stulovo – settlement Oktyabrskyi MWR-5077	№ 15-19-18/984 of 10.01.2003	Before 09.01.2008	10,7-11,7GHz
Village Stulovo – settlement Oktyabrskyi	№ 07-002141 of 19.02.2007	Before 18.02.2017	394-410/434-450MHz
Settlement Ivashevo – settlement Khristoforovo MWR-6379	№ 15-19-18/987 of 10.01.2003	Before 09.01.2008	10,7-11,7GHz
"ATX-24- DSK" Kirov city MWR-4384	№ 15-19-18/988 of 10.01.2003	Before 09.01.2008	10,7-11,7GHz
Novovyatsk – settlement Sidorovka Omutninsk – settlement Vostochnyi MWR-1755	№ 15-19-18/989 of 10.01.2003	Before 09.01.2008	10,7-11,7GHz
Kirovochepetsk town – settlement Chuvashi MWR-1752	№ 15-19-18/985 of 10.01.2003	Before 09.01.2008	10,7-11,7GHz
Settlement Klyuchi – settlement Astrakhan MWR-3213	№ 15-19-18/983 of 10.01.2003	Before 09.01.2008	10,7-11,7GHz
Omutninsk town – settlement Peskovka MWR-3012	№ 15-19-18/756 of 09.01.2003	Before 08.01.2008	10,7-11,7GHz
Slobodskoi town – settlement Shestakovo MWR-1278	№ 15-19-18/755 of 09.01.2003	Before 08.01.2008	10,7-11,7GHz
Kirov city – settlement Zonikha MWR-1300	№ 15-19-18/1004 of 09.01.2003	Before 08.01.2008	10,7-11,7GHz
Kirov city – settlement Mitino	№ 06-017075 of 26.01.2007	Before 25.01.2017	12,793/13,059GHz
Settlement Bogorodskoe – Uni – Klyuchi	№ 04-000117 of 09.03.2004	Before 09.03.2012	10,7-11,7GHz
Settlement Sozimskyi – settlement Lesnoi	№ 06-019476 of 26.01.2007	Before 25.01.2017	14,529/15,019GHz 14,641/15,131GHz.
Village Shelanger – village Sidelnikovo	№ 06-017074 of 26.01.2007	Before 25.01.2017	14,718/15,138GHz
Settlement Latyshskyi – settlement Almezh	№ 06-001277 of 23.03.2006	Before 22.03.2016	398/438MHz
Settlement Latyshskyi – settlement Zarya	№ 06-015534 of 28.12.2006	Before 27.12.2016	398/438MHz
Settlement Duvannoe – village Moloma	№ 06-001302 of 23.03.2006	Before 22.03.2016	398/438MHz
Settlement Borovitsa – village Andreeva Gora	№ 06-001297 of 23.03.2006	Before 22.03.2016	396/436MHz
Settlement Bor – settlement Vanino	№ 06-001759 of 23.03.2006	Before 22.03.2016	396/436MHz
Murashi town – village Verkhoramenie	№ 07-012392 of 30.05.2007	Before 29.05.2017	396/436MHz
Village Pashino – village Ugor	№ 06-005766 of 23.05.2006	Before 22.05.2016	396/436MHz

Village Ugor – Gordino	№ 07-002144 of 19.02.2007	Before 18.02.2017	394-410/434-450
Village Zaevo – village Novostroika	№ 06-015538 of 28.12.2006	Before 27.12.2016	398/438MHz
Village Kai – settlement Kamskyi	№ 06-015537 of 28.12.2006	Before 27.12.2016	398/438MHz
Village Lekma – village Myakonki	№ 06-015535 of 27.12.2006	Before 26.12.2016	398/438MHz
Village Verkhoramenie – village Palomokhino	№ 06-015536 of 27.12.2006	Before 26.12.2016	398/438MHz
Village Uchka – village Aksenovskaya	№ 07-017219 of 20.06.2007	Before 19.06.2017	394-410/434-450MHz
Village Vasilkovo – village Zashizhemie	№ 07-002145 of 19.02.2007	Before 18.02.2017	394-410/434-450MHz
Belaya Kholunitsa town – village Prokopie	№ 180-07-1022 of 24.09.2007	Before 23.09.2017	394,0-410,0/434,0-450,0MHz
Village Duvannoe – village Maloma	№ 180-07-1021 of 24.09.07	Before 23.09.2017	394,0-410,0/434,0-450,0MHz
Semenov town – settlement Purekh	№ 05-022715 of 23.03.2006	Before 22.03.2016	12-13GHz
Settlement Oparino - Settlement Maromitsa	№ 04-004090 of 06.05.2005	Before 05.05.2015	10,7-11,7GHz
Settlement Nogorsk – settlement Sinegorie MWR-1986	№ 15-19-18/751 of 09.01.2003	Before 08.01.2008	10,7-11,7GHz
Village Pozhki – settlement Platbishche	№ 07-016635 of 20.06.2007	Before 19.06.2017	8094/8360MHz
Papulovo – Uga MWR-1/0071	№ 14-08-17/784 of 09.01.2003	Before 05.01.2008	150-160MHz
Settlement Podosinovets – Luza town MWR-3500	№ 15-19-18/547 of 08.01.2003	Before 05.01.2008	8GHz
Bogorodskoe – Uni – Klyuchi	№ 05-022763 of 25.12.2005	Before 24.12.2015	8010/8276 MHz 8066/8332 MHz
Settlement Oparino - Settlement Maromitsa MWR-3015	№ 15-19-18/757 of 09.01.2003	Before 08.01.2008	10,7-11,7GHz
Settlement Papulovo – settlement Andreeva Gora	№ 04-004745 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Settlement Papulovo – settlement Borovitsa	№ 07-002142 of 19.02.2007	Before 18.02.2017	394-410/ 434-450MHz
Settlement Shabury – village Shabury	№ 04-005310 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Settlement Ivantsevo – village Troitsa	№ 04-004742 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Settlement Oparino – settlement Almezh	№ 04-005249 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Settlement Oparino – village Shabury – village Moloma	№ 04-005250 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Village Uchka – settlement Aksenovskaya	№ 04-004750 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Village Sinegorie – village Pervomaisk	№ 04-005232 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Settlement Palomitsa – settlement Rechnoi	№ 04-004739 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Village Borovka – village Chistopolie	№ 04-004746 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Sovetsk town – settlement Sitemka	№ 04-004740 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Luza town – village Karavaikovo	№ 04-004741 of 21.04.2005	Before 20.04.2015	146,0-174,0 MHz
Settlement Oparino – settlement Vazyuk	№ 04-004738 of 21.04.2005	Before 20.04.2015	147,0-174,0MHz
Settlement Oparino – settlement Vazyuk	№ 07-002146 of 19.02.2007	Before 18.02.2017	394-410/ 434-450MHz
Papulovo – Borovitsa MWR-1/1578	№ 14-08-17/785 of 09.01.2003	Before 05.01.2008	150-160MHz
Ioshkar Ola town, Kozmodemyansk town	№ 05-012768 of 07.06.2005	Before 06.06.2010	160,65/156,275 160,85/156,55MHz
Village Nezarovtsy – settlement Kachonki	№ 06-001316 of 22.03.2006	Before 22.03.2016	396/436MHz

Settlement Rudnichnyi – village Ozhmegovo	№ 06-001321 of 23.03.2006	Before 22.03.2016	396/436MHz
Settlement Sinegorie – settlement Pervomaisk	№ 06-001323 of 23.03.2006	Before 22.03.2016	396/436MHz
Settlement Duvannoe – village Shabury	№ 06-017468 of 11.01.2007	Before 10.01.2017	396/436MHz
Village Loilo – village Chus	№ 07-002143 of 19.2.2007	Before 18.02.2017	394-410/ 434-450MHz
Penza city – settlement Lesnoi	№ 06-014030 of 30.11.2006	Before 29.11.2016	18-19GHz
Kirs – Baranovka MWR-1/0881	№ 14-08-17/783 of 09.01.2003	Before 05.01.2008	150-160MHz
Kirs – Chernigovskyi	№ 06-005493Д of 05.12.2006	Before 04.12.2016	60-76MHz
Shestakovo – Nagorsk MWR-1841	№ 15-19-18/578 of 09.01.2003	Before 05.01.2008	146,0-174,0 MHz
Demiyanov – Podosinovets –Yakhrenga MWR-1754a	№15-19-18/1597 of 09.01.2003	Before 06.01.2008	10,7-11,7GHz
Pishchal – Suvody MWR-1749	№ 15-19-18/546 of 08.01.2003	Before 05.01.2008	10,7-11,7GHz
Malmyzh – Kaksinvai MWR-1751	№ 15-19-18/1595 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
Saransk town MWR-5348	№ 1025444 of 02.07.2003	Before 26.06.2008	2400-2500MHz
Khvalynsk town – Dukhovnitskoe town	№ 07-012068 of 20.06.2007	Before 19.06.2017	14557/14977MHz
Settlement Khvalynsk – settlement Dukhovnitskoe MWR-6699	№ 15-19-18/13997 of 25.03.2003	Before 21.03.2008	10,7-11,7GHz
Balakovo ATX-3 - ATX-4, ATX-4 - ATX-2 MWR-3154	№ 15-19-18/48183 of 13.11.2002	Before 01.11.2007	10,7-11,7GHz
Demiyas – Vostochnyi MWR-4006	№ 15-19-18/48184 of 13.11.2002	Before 01.11.2007	10,7-11,7GHz
Zolotoe – Rovnoe	№ 05-012675 of 27.05.2005	Before 26.05.2015	14GHz
Alexandrov Gai – Priuzenskyi MWR-3155	№ 15-19-18/48187 of 13.11.2002	Before 01.11.2007	10,7-11,7GHz
Mokrous – village Dolina MWR-5876	№ 15-19-18/3313 of 24.01.2003	Before 23.01.2008	10,7-11,7GHz
Saratov – Balakovo MWR-3183	№ 15-19-18/48179 of 13.11.2002	Before 01.11.2007	7-8GHz
Tolyatti town – village Yagodnoe MWR-3248	№ 15-19-18/48378 of 15.11.2002	Before 01.11.2007	10,7-11,7GHz
Tolyatti town – village Yagodnoe	№ 07-008660 of 20.06.2007	Before 19.06.2017	13213/12947MHz
Samara – village Rozhdestvenno	№ 07-000148 of 16.04.2007	Before 15.04.2017	12-13GHz
Tolyatti town – settlement Povolzhskyi MWR-3157	№ 15-19-18/48379 of 15.11.2002	Before 01.11.2007	10,7-11,7GHz
Tolyatti town – Zhigulevsk town MWR-4072	№ 15-19-18/48377 of 15.11.2002	Before 01.11.2007	14GHz
Tolyatti town ATX-48 – village Khryashchevka MWR-3627	№ 15-19-18/48376 of 15.11.2002	Before 01.11.2007	1811,2024MHz
Tolyatti town ATX-48 – settlement Uzyukovo MWR-3231	№ 15-19-18/48375 of 15.11.2002	Before 01.11.2007	10,7-11,7GHz
Syzran town Regional Communication Department – RTPS MWR-1444	№ 15-19-18/48610 of 14.11.2002	Before 01.11.2007	10,7-11,7GHz
Samara – Chernovskyi MWR-3405	№ 15-19-18/48609 of 14.11.2002	Before 01.11.2007	10,7-11,7GHz
Samara – Rozhdestveno MWR-3499	№ 15-19-18/48611 of 14.11.2002	Before 01.11.2007	10,7-11,7GHz
Village Petrovka – village Yazykovo	№ 06-008698 of 26.07.2006	Before 25.07.2016	394-410MHz/ 434-450MHz
Village Bolshaya Malyshevka – village Georgievka	№ 06-008697 of 26.07.2006	Before 25.07.2016	394-410MHz/ 434-450MHz
Settlement Filevo – settlement Sholga	№ 06-008696 of 26.07.2006	Before 25.07.2016	394-410MHz/ 434-450MHz
Tolyatti – Postepki MWR-3158	№ 15-19-18/48612 of 14.11.2002	Before 01.11.2007	12-13GHz

Tolyatti – Postepki (BIST)	№ 07-012069 of 20.06.2007	Before 19.06.2017	12-13GHz
Village Bolshaya Glushitsa RCD -RTS MWR-1454	№ 15-19-18/48614 of 14.11.2002	Before 01.11.2007	10,7 – 11,7GHz
Settlement Severnoe – village Russkyi Kandyz MWR-6746	№ 15-20-18/14936 of 28.03.2003	Before 26.03.2008	7-8GHz
Buzuluk – Proskurino, Buzuluk – Koltubanka MWR-4324	№ 15-19-18/54578 of 16.12.2002	Before 10.12.2007	10,7-11,7GHz
Village Burannoe – village Novoiletsk	№ 05-009180 of 06.05.2005	Before 05.05.2015	10,7-11,7GHz
Buguruslan town – village Asekeevo MWR-4774	№ 15-19-18/50881of 25.11.2002	Before 15.11.2007	7-8GHz
Buzuluk town – village Tashla MWR-1905	№ 15-19-18/50879 of 25.11.2002	Before 15.11.2007	7-8GHz
Buzuluk town – settlement Pervomaiskyi	№ 04-004120 of 06.06.2005	Before 05.06.2015	7-8GHz
Village Tashla – village Ilek MWR-5282	№ 15-19-18/50880 of 25.11.2002	Before 15.11.2007	7-8GHz
Gai – Khmelevka MWR-5440	№ 15-19-18/54463 of 15.12.2002	Before 10.12.2007	1811, 2024MHz
Novoorsk – Gorkovskoe MWR-1342	№ 15-19-18/54464 of 15.12.2002	Before 10.12.2007	10,7-11,7GHz
Village Tokskoe – village Sredneilyasovo	№ 07-015000 of 06.06.07	Before 05.06.2017	12-13GHz
Village Kolpakskoe – settlement Plaskovskyi	№ 07-014991 of 06.06.07	Before 05.06.2017	12-13GHz
Settlement Komsomolskyi – village Dzharbutak	№ 07-014998 of 06.06.07	Before 05.06.2017	12-13GHz
Village Baigorodovka – village Fedorovka	№ 07-015009 of 06.06.07	Before 05.06.2017	12-13GHz
Village Uralskoe – village Verkhnekardailovo	№ 07-015015 of 06.06.07	Before 05.06.2017	12-13GHz
Village Grigorievka – village Kazanka	№ 07-015025 of 06.06.07	Before 05.06.2017	12-13GHz
Orsk town – settlement Novokazachyi	№ 07-014990 of 06.06.07	Before 05.06.2017	12-13GHz
Gai – Khalilovo MWR-3548	№ 15-19-18/54465 of 15.12.2002	Before 10.12.2007	10,7-11,7GHz
Furmanovo – Pervomaiskyi – Revolutsionnyi MWR-4553	№ 15-19-18/54466 of 15.12.2002	Before 10.12.2007	10,7-11,7GHz
Ilek – Mukhranovo MWR-1317	№ 15-19-18/54462 of 15.12.2002	Before 10.12.2007	10,7-11,7GHz
Settlement Saraktash – settlement Tyulgan MWR-5938	№ 15-19-18/55464 of 19.12.2002	Before 18.12.2007	7-8GHz
Yasnyi town – settlement Svetlyi MWR-0306	№ 15-19-18/55465 of 19.12.2002	Before 18.12.2007	7-8GHz
Akbulak – Sagarchin MWR-3834	№ 15-19-18/54575 of 16.12.2002	Before 10.12.2007	10,7-11,7GHz
Klyuchevka – Burtinskyi MWR-3996	№ 15-19-18/54576 of 16.12.2002	Before 10.12.2007	10,7-11,7GHz
RCD-ATX-4 Buguruslan town MWR-3715	№ 15-19-18/54577 of 16.12.2002	Before 10.12.2007	10,7-11,7GHz
Gai – Kameikino MWR-3896	№ 15-19-18/54579 of 16.12.2002	Before 10.12.2007	10,7-11,7GHz
Belyaevka – Karagach – Mezhdurechie MWR-1/1814	№ 14-08-17/782 of 09.01.2003	Before 05.01.2008	150-160MHz
Buzuluk – Elkhovka MWR-1/1493	№ 14-08-17/787 of 09.01.2003	Before 05.01.2008	150-160MHz
Orenburg – settlement Prudy MWR-4637	№ 15-19-18/55481 of 19.12.2002	Before 15.12.2007	10,7-11,7GHz
Sol-Iletsk town – settlement Tamar-Utkul MWR-3831	№ 15-19-18/55480 of 19.12.2002	Before 15.12.2007	10,7-11,7GHz
Village Totskoe – village Totskoe-2 MWR-3578	№ 15-19-18/55479 of 19.12.2002	Before 15.12.2007	10,7-11,7GHz
Village Tashla – village Rannee MWR-3790	№ 15-19-18/55478 of 19.12.2002	Before 15.12.2007	10,7-11,7GHz
Orenburg – settlement Pavlovka MWR-1383	№ 15-19-18/57286 of 30.12.2002	Before 26.12.2007	1811, 2082MHz
Orenburg – settlement Ivanovka MWR-1384	№ 15-19-18/57287 of 30.12.2002	Before 26.12.2007	1724, 1995MHz
Orenburg city – state farm "Sakmarskyi" MWR	№ 04-000119 of 09.03.2004	Before 01.03.2014	10,7-11,7GHz
Dombarovka – Yasnyi town	№ 05-023101 of 15.12.2005	Before 14.12.2015	3400-3800MHz
Orenburg city – Kuvandyk town	№ 05-023132 of 15.12.2005	Before 14.12.2015	3400-3800MHz

Orenburg city – Buzuluk town	№ 05-023129 of 15.12.2005	Before 14.12.2015	3400-3800MHz
Orsk town – Kuvandyk town	№ 05-006601 of 07.06.2005	Before 06.06.2015	10,7-11,7GHz
Settlement Pervomaiskyi – settlement Zaikin MWR-5016	№ 15-19-18/57285 of 30.12.2002	Before 26.12.2007	10,7-11,7GHz
Kuvandyk town Local Communications Center – Kuvandyk town Local Communications Department	№ 04-005315 of 07.06.2005	Before 06.06.2015	10,7-11,7GHz
Orenburg city – settlement Gornyi	№ 04-004727 of 07.06.2005	Before 06.06.2015	10,7-11,7GHz
Novotroitsk town – state farm Progress MWR-3626	№ 15-19-18/57284 of 30.12.2002	Before 26.12.2007	10,7-11,7GHz
Novotroitsk town – state farm Progress MWR-3626a	№ 15-19-18/55477 of 19.12.2002	Before 15.12.2007	10,7-11,7GHz
Village Rannee – village Miroshkino	№ 07-016638 of 20.06.2007	Before 19.06.2008	12-13GHz
Village Novokamenka – village Maiskoe	№ 07-016639 of 20.06.2007	Before 19.06.2008	12-13GHz
Yasnyi town – settlement Veselovskyi – settlement Svetlyi	№ 07-003592 of 20.06.2007	Before 19.06.2008	7344/7505MHz
Settlement Aidyrlya – village Kvarkeno MWR-5520	№ 15-19-18/50883 of 25.11.2002	Before 15.11.2007	10,7-11,7GHz
Settlement Atyashevo – state farm Sarast	№ 05-006222 of 06.06.2005	Before 05.06.2015	10,7-11,7GHz
22 settlements MWR-3307 settlement Igra – village Russkaya Loza – village Kuliga – village Stepanenko – village Abrosyata – Sarapul town – village Shadrino – village Kigbaevo – and others	№15-20-18/51192 of 22.11.2002	Before 15.11.2007	10,7-11,7GHz
Settlement Igra – settlement Lozo-Luk	№1020779 of 05.12.2003	Before 28.11.2008	10,7-11,7GHz
Kambarka town – village Tarasovo	№ 06-007559 of 20.07.2006	Before 19.07.2016	7-8GHz
Village Vavozh – village Volkovo MWR-4403	№ 15-20-18/49975 of 22.11.2002	Before 15.11.2007	10,7-11,7GHz
Izhevsk city, MWR-3730	№ 15-20-18/51191 of 22.11.2002	Before 15.11.2007	2400MHz
Tolyatti town	№ 06-009202 of 28.08.2006	Before 27.08.2016	2,5-2,7GHz
Settlement Polom, ATX – settlement Kez – settlement Kabalud, ATX	№ 15-20-18/1592 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
Krasnogorskoe – Kokman MWR-3729	№ 15-20-18/1593 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
MWR-3753 Izhevsk ATX-26 – Izhevsk; Izhevsk ATX-26 – settlement Dorozhnyi Village Yakshur-Bodiya – village Chernushka – Votkinsk ATX-27 – Votkinskyi machine factory Izhevsk – Volozhka Izhevsk Between AMTX-ATX-71,36,22, – Pazely	№ 15-20-18/1591 of 09.01.2003	Before 05.01.2008	1,4GHz 10,7-11,7GHz 10,7-11,7GHz 10,7-11,7GHz
Izhevsk city – settlement Dorozhnyi	№15-20-18/1591 of 09.01.2003	Before 05.01.2008	1481,5/1432,5MHz
Village Yakshur-Bodiyach – settlement Pozely	№15-20-18/1591 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
Settlement Krasnogorie – settlement Kokman	№ 15-20-18/1593 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
Settlement Polom – settlement Kez – settlement Kabalud	№ 15-20-18/1592 of 09.01.2003	Before 05.01.2008	10,7-11,7GHz
Kozmodemiyansk town – village Emeshevo	№ 05-020782 of 17.12.2005	Before 16.12.2015	394-410/434-450MHz
Settlement Kilemary – village Nezhnur	№ 04-005811 of 21.04.2005	Before 20.04.2015	7-8GHz

Settlement Sheklyanur – settlement Kilemary	№ 05-022836 of 02.03.2006	Before 01.03.2016	7-8GHz
Kozmodemiyansk town – settlement Yurino MWR-2613	№ 15-20-18/11237 of 11.03.2003	Before 05.03.2008	7-8GHz
Kozmodemiyansk town – settlement Yurino, Kozmodemiyansk town – village Mar'ino, village Ershovo – Kozmodemiyansk town	№ 06-013846 of 25.10.2006	Before 24.10.2016	7-8GHz
Settlement Krasnyi Most – settlement Kilemary MWR-2306a	№ 15-20-18/11236 of 11.03.2003	Before 05.03.2008	7-8GHz
Settlement Gornyak – settlement Mary-Turek	№ 05-018937 of 18.02.2006	Before 17.02.2016	7-8GHz
Village Sidelnikovo – village Puchina	№ 07-003163 of 23.05.2007	Before 22.05.2017	12-13GHz
Settlement Gornyak – village Alashaika	№ 06-017069 of 26.01.2007	Before 25.01.2017	14,728/15,148GHz
Village Emeshevo – village Emelyanovo	№ 06-017071 of 26.01.2007	Before 25.01.2017	14,627/15,047GHz
Settlement Surok – settlement Pemba	№ 07-000188 of 25.04.2007	Before 24.04.2017	15208/14788MHz
Village Shelanger – village Petyal	№ 07-000257 of 25.04.2007	Before 24.04.2017	14634/15054MHz
Village Petyal – village Sotnur	07-000440 of 24.04.2007	Before 23.04.2017	14935/14515MHz
Village Shelanger – settlement Klenovaya Gora	№ 07-000193 of 24.04.2007.	Before 23.04.2017	14550/14970MHz
Kozmodemiyansk town – village Mar'ino	№ 06-017073 of 26.01.2007	Before 25.01.2017	14,728/15,148GHz
Ioshkar Ola town – Sheklyanur – Kr.Most – Ershovo – Kozmodemyansk MWR-2306	№ 15-20-18/11235 of 11.03.2003	Before 05.03.2008	7-8GHz
Village Mar'ino – settlement Yurkino	№ 06-017072 of 26.01.2007	Before 25.01.2017	14-15GHz
Zvenigovo town – Volzhsk town	№1019517 of 21.10.2003	Before 10.10.2008	10,7-11,7GHz
Zvenigovo town – Volzhsk town	№ 07-008661 of 20.06.2007	Before 19.06.2017	15103/14683MHz
Kozmodemiyansk town – settlement Ozerki MWR-6284	№ 15-20-18/55157 of 18.12.2002	Before 16.12.2007	10,7-11,7GHz
Settlement Morki – settlement Ozerki	№ 06-014229 of 27.11.2006	Before 26.11.2016	14-15GHz
Yadrin town – village Chebakovo MWR-4552a	№ 15-20-18/50269 of 25.11.2002	Before 20.11.2007	10,7-11,7GHz
Kanash town – village Ukhmany MWR-2850	№ 15-20-18/55158 of 18.12.2002	Before 16.12.2007	10,7-11,7GHz
Kanash town – Yamashevo	№ 04-000120 of 09.03.2004	Before 09.03.2012	10,7-11,7GHz
Yadrin town – settlement Sovkhoznyi MWR-2431	№ 15-20-18/55159 of 18.12.2002	Before 16.12.2007	10,7-11,7GHz
Alatyr town – settlement Pervomaiskyi – village Novyi Aibesi MWR-5310	№ 15-12-18/50268 of 25.11.2002	Before 20.11.2007	10,7-11,7GHz
Shumerlya town – settlement Russkie Algashi MWR-1518	№ 15-20-18/50274 of 25.11.2002	Before 20.11.2007	10,7-11,7GHz
Settlement Ibrisi – settlement Novoe Churashovo MWR-1519	№ 15-20-18/50273 of 25.11.2002	Before 20.11.2007	10,7-11,7GHz
Alatyr town – settlement Anyutino MWR-1520	№ 15-20-18/50272 of 25.11.2002	Before 20.11.2007	10,7-11,7GHz
Cheboksary town – settlement Sosnovka MWR-3209	№ 15-20-18/50271 of 25.11.2002	Before 20.11.2007	10,7-11,7GHz
Settlement Yamos – village Chebakovo	№ 06-014031 of 30.11.2006	Before 29.11.2016	12-13GHz
Settlement Yamos – settlement Sovkhoznyi	№ 06-014029 of 30.11.2006	Before 29.11.2016	12-13GHz
Yadrin town – village Chebakovo MWR-4552	№ 15-20-18/50270 of 25.11.2002	Before 20.11.2007	10,7-11,7GHz
Alatyr town – village Anyutino	№ 06-017068 of 26.01.2007	Before 25.01.2017	12-13GHz
Settlement Ibrisi – village Novoe Churashevo	№ 06-017070 of 26.01.2007	Before 25.01.2017	12-13GHz
Alatyr – Mirenki MWR-2913	№ 1024897 of 18.06.2003	Before 11.06.2008	10,7-11,7GHz
Alatyr – Altyshevo MWR-2911	№ 1025360 of 18.06.2003	Before 11.06.2008	10,7-11,7GHz

Settlement Ibrisi – settlement Buguyany	№ 04-005224 of 06.06.2005	Before 05.06.2015	10,7-11,7GHz
Kanash – Yamashevo MWR-1135	№ 04-000120 of 09.03.2004	Before 01.03.2014	10,7-11,7GHz
Ibrisi – Buguyany	№ 04-005224 of 06.06.2005	Before 05.06.2015	10,7-11,7GHz
Ibrisi - Berezovka	№ 1020609 of 30.12.2003	Before 29.12.2008	10,7-11,7GHz
Kanash town – village Shikhazany	№ 15-20-18/55160 of 18.12.2002	Before 16.12.2007	10,7-11,7GHz
Alatyr - Solovievskoe	№ 083-06-02/34516 of 23.07.2003	Before 18.07.2008	394/434MHz
Settlement Maina – r/w station Vyry MWR-3612	№ 15-19-18/50310 of 22.11.2002	Before 15.11.2007	10,7-11,7GHz
Dzerzhinsk town - Volodarsk town MWR-4932	№ 1003289 of 02.06.2003	Before 28.05.2008	10,7-11,7GHz
Pavlovo town – settlement Tumbotino	№ 05-022685 of 23.03.2006	Before 22.03.2016	12-13GHz
Nizhny Novgorod – Volodarsk town	№ 103334 of 22.09.2003	Before 09.09.2008	10,7-11,7GHz
Dzerzhinsk town – village Gorbatovka MWR-4931	№ 1003288 of 02.06.2003	Before 28.05.2008	10,7-11,7GHz
Dzerzhinsk town, Kirov avenue – settlement Babino	№ 05-018373 of 27.12.2005	Before 26.12.2015	12,9-13,1GHz
Bogorodsk town – settlement Oranki	№ 05-006597 of 06.06.2005	Before 05.06.2015	10,7-11,7GHz
Settlement Vacha - settlement Sosnovskoe	№ 1014315 of 25.09.2003	Before 11.09.2008	10,7-11,7GHz
Kulebaki - Gremyachevo	№ 1018950 of 10.06.2003	Before 16.06.2008	10,7-11,7GHz
Sosnovskoe – Elizarovo	№ 04-001402 of 23.11.2004	Before 22.11.2014	10,7-11,7GHz
Sosnovskoe – Davydovskoe	№ 1025058 of 02.06.2003	Before 25.05.2008	10,7-11,7GHz
Settlement Sosnovskoe – village Rozhok	№ 07-000007 of 17.04.2007	Before 16.04.2017	12,849-13,115GHz
Arzamas town – Cherenukha	№ 1024969 of 18.06.2003	Before 18.06.2008	10,7-11,7GHz
Arzamas town – village Vodovatovo	№ 07-009071 of 20.06.2007	Before 19.06.2017	12758/13024MHz
Arzamas town – village Pustyn	№ 07-016637 of 20.06.2007	Before 19.06.2017	12-13GHz
Polkh-Motyzley	№ 04-001634 of 23.11.2004	Before 22.11.2014	10,7-11,7GHz
Vyksa town – village Novodmitrievka	№ 07-000259 of 17.04.2007	Before 16.04.2017	13024/12758MHz
Arzamas – Abramovo – Vasiliev Vrag – Pustyn – Lomovka – Kirillovka – Kazakovo – Morozovka – Novyi Usad – Tumanovo – Shatovka	№ 1003302 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Vad – Annenskyi karier MWR-2604	№ 1025680 of 26.06.2003	Before 18.06.2008	14-15GHz
Diveevo – B.Cherevatovo MWR-4069	№ 1024971 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Glukhovo – Diveevo MWR-4070	№ 1024972 of 26.06.2003	Before 18.06.2008	10,7-11,7GHz
Arzamas – Lomovka	№ 1003304 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Pustyn – Arzamas	№ 1003303 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Abramovo – Vasiliev Vrag	№ 1003302 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Arzamas – Novyi Usad	№ 1003308 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Arzamas – village Bebyaevo (Arzamas – village Krasnoe; Arzamas – unattended operation)	№ 05-015506 of 07.06.2005	Before 06.06.2015	10,7-11,7GHz
Arzamas – Morozovka	№ 1003307 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Arzamas – Kazakovo	№ 1003306 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Arzamas – Motovilovo	№ 06-016763 of 16.01.2007	Before 15.01.2017	12-13GHz
Kirillovka – Arzamas	№ 1003305 of 2.06.2003	Before 19.06.2008	10,7-11,7GHz
Glukhovo – Diveevo	№ 1024972 of 26.06.2003	Before 18.06.2008	10,7-11,7GHz
Arzamas – Shatovka	№ 1003310 of 26.06.2003	Before 18.06.2008	10,7-11,7GHz

Arzamas – Tumanovo	№ 1003309 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Arzamas – Tumanovo	№ 06-014028 of 30.11.2006	Before 29.11.2016	12-13GHz
Arzamas – Abramovo	№ 1003300 of 26.06.2003	Before 19.06.2008	10,7-11,7GHz
Perevoz – Shpilevo	№ 04-005271 of 06.06.2005	Before 05.06.2015	10,7-11,7GHz
Bor – Linda; Bor – Ostankino MWR-4084	№ 1024153 of 10.06.2003	Before 03.06.2008	10,7-11,7GHz
Bor – Ostankino	№ 06-014027 of 30.11.2006	Before 29.11.2016	12-13GHz
Bor town – settlement Bolshoe Pikino	№ 07-000182 of 17.04.2007	Before 16.04.2017	12863/13129MHz
Village Ostankino – village Plotinka	№ 06-016762 of 16.01.2007	Before 15.01.2017	12-13GHz
Bor – Krasnaya sloboda MWR-4066	№ 1024154 of 10.06.2003	Before 03.06.2008	10,7-11,7GHz
Bor town – settlement Kerzhenets	№ 05-022821 of 02.03.2006	Before 01.03.2016	10,7-11,7GHz
Bor – Bolshoe Orlovskoe MWR-3046	№1024153 of 10.06.2003	Before 03.06.2008	10,7-11,7GHz
Settlement Bolsheorlovskoe – settlement Rustai	№ 06-016758 of 16.01.2007	Before 15.01.2017	12-13GHz
Settlement Bolsheorlovskoe – settlement Kerzhenets	№ 06-016760 of 16.01.2007	Before 15.01.2017	12-13GHz
Village Ostankino – settlement Bolsheorlovskoe	№ 05-019023 of 17.02.2006	Before 16.02.2016	10,7 – 11,7GHz
Village Ostankino – settlement Bolsheorlovskoe	№ 06-021401 of 16.01.2007	Before 15.01.2017	12-13GHz
Balakhna – Rylovo, Balakhna – Maloe Kozino, Balakhna – Lukino, Balakhna – Shalimovo – Konevo, Balakhna – Sovkhoznyi, Balakhna – Gidrotorf, Balakhna – B. Kozino MWR-1633	№ 1024155 of 10.06.2003 № 1024156 of 10.06.2003	Before 03.06.2008 Before 03.06.2008	10,7-11,7GHz 14-15GHz
Balakhna – Sovkhoznyi MWR-4569	№ 1024162 of 10.06.2003	Before 03.06.2008	10.7-11.7GHz
Balakhna – Gidrotorf MWR-4360	№ 1024157 of 10.06.2003	Before 03.06.2008	14-15GHz
Balakhna – Pravdinsk MWR-4354	№ 1024157 of 10.06.2003	Before 03.06.2008	14-15GHz
Balakhna – settlement 1 May	№ 1003325 of 06.08.2003	Before 25.07.2008	10.7-11.7GHz
Balakhna – Istomino	№ 1021512 of 21.08.2003	Before 15.08.2008	7-8GHz
Balakhna – village Shalimovo – village Konevo	№ 07-009073 of 20.06.2007	Before 19.06.2017	12807/13073MHz
Balakhna town – village Rylovo	№ 07-008970 of 20.06.2007	Before 19.06.2017	12835/13101MHz
Gorodets – boarding house Burevestnik MWR-4515	№ 15-19-18/51403 of 26.11.2002	Before 20.11.2007	7-8GHz
Gorodets – Zavolzhie MWR-1253	№ 1024160 of 10.06.2003	Before 03.06.2008	7-8GHz
Gorodets – Zavolzhie MWR-3143	№ 1024158 of 10.06.2003	Before 03.06.2008	10.7-11.7GHz
Gorodets – Chkalovsk	№ 04-001729 of 21.03.2005	Before 20.03.2015	7-8GHz
Settlement Voskresenskoe – village Egorovo	№ 04-001082 of 04.11.2004	Before 03.11.2014	146-174 Hz
Gorodets – Voronino	№ 1020535 of 22.09.2003	Before 09.09.2008	10.7-11.7GHz
Lyskovo – Valki	№ 15-19-18/7498 of 13.02.2008	Before 13.02.2008	10.7-11.7GHz
Bor town – settlement Zheleznodorozhnyi	№ 1018954 of 08.10.2003	Before 24.09.2008	10.7-11.7GHz
Bor town – settlement Ostankino	№ 05-022558 of 23.03.2006	Before 22.03.2016	7-8GHz
Settlement Sokolskoe – village Pushkarevo	№ 1023657 of 09.10.2003	Before 24.09.2008	10.7-11.7GHz
Gorodets – Fedurino	№ 1020521 of 21.08.2003	Before 15.08.2008	10.7-11.7GHz

Semenovo – Shaldezhka	№ 1003324 of 06.08.2003	Before 25.07.2008	10.7-11.7GHz
Settlement Iliinogorsk – settlement Tsentralnyi	№ 07-000194 of 17.04.2007	Before 16.04.2017	12933/13199MHz
Semenovo – Kulebaki town – village Lomovka – village Teplovo – settlement Gremyachevo	№ 05-022559 of 23.03.2006	Before 22.03.2016	12-13GHz
Chkalovsk town – Vershilovo	№ 1003326 of 06.08.2003	Before 25.07.2008	10.7-11.7GHz
Chkalovsk town – village Vysokoe	№ 05-022565 of 28.03.2006	Before 27.03.2016	10,7-11,7GHz
Settlement Voskresenskoe – settlement Vozdvizheninskoe	№ 1003332 of 06.08.2003	Before 25.07.2008	10.7-11.7GHz
Settlement Voskresenskoe – settlement Vozdvizheninskoe	№ 07-016844 of 20.06.2007	Before 19.06.2017	7905/8171MHz 7919/8185MHz
Gorodets – Sokolskoe MWR-4640	№ 1024159 of 10.06.2003	Before 03.06.2008	10.7-11.7GHz
Varnavino – Severnyi	№ 52_4871 of 13.10.2003	Before 13.10.2006	60-74MHz
Varnavino – Mikhalenino	№ 06-021400 of 16.04.2007	Before 15.04.2017	12-13GHz
Shakhuniaya – village Vakhtan MWR-0840	№ 1025155 of 21.06.2003	Before 10.06.2008	7-8GHz
Bolshoe Karpovo – Uren MWR-4938	№ 1013928 of 06.08.2003	Before 29.07.2008	10.7-11.7GHz
Ardatov – Mukhtolovo	№ 1025384 of 22.07.2003	Before 10.07.2008	10.7-11.7GHz
Volodarsk – Iliinogorsk	№ 1025387 of 24.07.2003	Before 15.07.2008	1,7-1,9GHz
Kstovo – Roika	№ 15-19-18/10059 of 04.03.2003	Before 26.02.2008	10.7-11.7GHz
Kstovo town – village Sheloksha	№ 07-000258 of 17.04.2007	Before 16.04.2017	12877/13143MHz
Volodarsk town – settlement Iliinogorsk	№ 06-016759 of 16.01.2007	Before 15.01.2017	12-13GHz
Volodarsk town – settlement Novosmolinskyi	№ 06-016761 of 16.01.2007	Before 15.01.2017	12-13GHz
Volodarsk town – settlement Smolino	№ 07-000195 of 24.04.2007	Before 23.04.2012	12-13GHz
Settlement Novosmolinskyi – settlement Mulino	№ 07-009076 of 20.06.2007	Before 19.06.2017	12961/13227MHz
Shakhuniaya – Uren MWR-0839	№ 1025127 of 21.06.2003	Before 10.06.2008	7-8GHz
Shakhuniaya – B.Shirokoe MWR-4439	№ 1025130 of 21.06.2003	Before 10.06.2008	10.7-11.7GHz
Varnavino – Gorki MWR-1874	№ 1025148 of 21.06.2003	Before 10.06.2008	10.7-11.7GHz
Varnavino – Krasnye Baki MWR-0307	№ 1025175 of 21.06.2003	Before 10.06.2008	7-8GHz
Uren – Semenov MWR-4939	№ 1003296 of 21.06.2003	Before 10.06.2008	10.7-11.7GHz
Uren – Vetluga	№ 05-022567 of 23.03.2006	Before 22.03.2016	12-13GHz
Uren – Vetluga MWR-4937	№ 1003291 of 21.06.2003	Before 10.06.2008	10.7-11.7GHz
Shakhuniaya – Vetluga	№ 1025118 of 21.06.2003	Before 10.06.2008	7-8GHz
Shakhuniaya – Verkhovskoe – settlement Syava – settlement Vakhtan	№ 05-022563 of 23.03.2006	Before 22.03.2016	12-13GHz
Shakhuniaya – Sharanga MWR-1846	№ 1025129 of 21.06.2003	Before 10.06.2008	7-8GHZ
Sharanga – Ustinskoe MWR-4936	№ 1003293of 21.06.2003	Before 10.06.2008	10.7-11.7GHz
Akaty – Chernoe MWR-5656	№ 1005270 of 21.06.2003	Before 10.06.2008	10.7-11.7GHz
Akaty – Chernoe	№ 07-016919 of 20.06.2007	Before 19.06.2017	12877/13143MHz
Shakhuniaya – Tonshaevo MWR-5668	№ 1009855 of 21.06.2003	Before 10.06.2008	7-8GHZ
Krasnye Baki – Voskresenskoe MWR-2645	№ 1025170 of 21.06.2003	Before 10.06.2008	7-8GHz
Uren – Ariya MWR-4938	№ 1013933 of 02.06.2003	Before 28.05.2008	10.7-11.7GHz

Uren – Mineevka	№ 05-022361 of 18.02.2006	Before 17.02.2016	10.7-11.7GHz
Nizhny Novgorod city – Bor MWR-5120	№ 1003334 of 22.09.2003	Before 09.09.2008	7-8GHz
Voznesenskoe – Polkh Maidan Voznesenskoe – Matyzley	№04-001634 of 23.11.2004	Before 22.11.2014	10.7-11.7GHz
Nizhny Novgorod city – Balakhna – Gorodets MWR-0369	№ 1027553 of 22.09.2003	Before 09.09.2008	7-8GHz
Nizhny Novgorod city – Shakhuniaya	№ 06-004717 of 25.04.2006	Before 24.04.2016	7-8GHz
Nizhny Novgorod city – Balakhna – Gorodets MWR-2873	№ 1027551 of 22.09.2003	Before 09.09.2008	10.7-11.7GHz
Nizhny Novgorod city (Lyadov square) – settlement Doskino	№ 04-001544 of 09.12.2004	Before 08.12.2014	10.7-11.7GHz
Nizhny Novgorod city (ATX 66) – settlement Berezovaya Poima	№ 04-001542 of 20.12.2004	Before 19.12.2014	10.7-11.7GHz
Nizhny Novgorod city, Lyadov square – settlement Doskino	№ 04-001524 of 09.12.2004	Before 08.12.2014	10.7-11.7GHz
Nizhny Novgorod city, Okskyi s'ezd – settlement Doskino	№ 07-005630 of 20.06.2007	Before 19.06.2017	12835/13101MHz
Sergach – Shubino	№ 15-19-18/7499 of 17.02.2003	Before 13.02.2008	10.7-11.7GHz
Nizhny Novgorod – Roika	№ 15-19-18/7819 of 18.02.2003	Before 17.02.2008	10.7-11.7GHz
	№ 15-19-18/51374 of 26.11.2002	Before 20.11.2007	10.7-11.7GHz
Sergach – Lopatino	№ 04-001655 of 20.12.2004	Before 19.12.2014	10.7-11.7GHz
Druzhnyi – Zhdanovskyi MWR-4372 of 26.06.2001	№ 1025001 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Village Prosek – village Kislovka MWR-3915	№ 1025013 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Sechenovo town – Talyzino MWR-4331	№ 1025017 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Sechenovo town – Verkhnee Talyzino	№ 07-000191 of 17.04.2007	Before 16.04.2017	12793/13059GHz
Sechenovo town – village M.Ryabushkino MWR-1126	№ 1025002 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Urazovka – Salgany MWR-4408	№ 1024984 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Krasnye Baki – settlement Varnavino	№ 05-022560 of 23.03.2006	Before 22.03.2016	12-13GHz
Kstovo – Afonino MWR-3041	№ 1024989 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Sergach – Sergachskyi Nizhegorodsakhar MWR-4919	№ 1003311 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Sergach – Lopatino	№ 04-001524 of 09.12.2004	Before 08.12.2014	10.7-11.7GHz
Lyskovo – Makarievo MWR-4412	№ 1025018 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Buturlino – Valgusy MWR-3829	№ 1024981 of 18.06.2003	Before 10.06.2008	10.7-11.7GHz
Bakaldy – Kamenishchy MWR-4046	№ 1024982 of 10.06.2003	Before 10.06.2008	10.7-11.7GHz
Fokino – Kuzmiyar	№ 1029117 of 05.08.2003	Before 31.07.2008	10.7-11.7GHz
Fokino – Mikhailovskoe	№ 07-008969 of 20.06.2007	Before 19.06.2017	12765/13031MHz
Semenov town – village Maloe Zinovievo	№ 07-000189 of 17.04.2007	Before 16.04.2017	12849/13115MHz
Semenov town – Sukhobezvodnoe	№ 15-19-18/51404 of 26.11.2002	Before 20.11.2007	10.7-11.7GHz
Semenov town – village Khakhaly	№ 07-009074 of 20.06.2007	Before 19.06.2017	12849/13115MHz
Settlement Sukhobezvodnoe – settlement Fanernyi	№ 07-000005 of 17.04.2007	Before 16.04.2017	12,877-13,143GHz
Vorotynets – Vasilchursk	№ 15-19-18/7890 of 18.02.2003	Before 17.02.2008	10.7-11.7GHz
Settlement Voznesenskoe – settlement Kriusha	№ 07-000006 of 17.04.2007	Before 16.04.2017	12,891-13,157GHz
Mikhailovskoe – Fokino	№ 1021476 of 05.08.2003	Before 31.07.2008	10.7-11.7GHz
Settlement Sosnovskoe – village Davydkovo	№ 04-004501 of 03.03.2005	Before 02.03.2015	10.7-11.7GHz
Village Mayaki – settlement Burepolom	№ 04-004580 of 03.03.2005	Before 02.03.2015	10.7-11.7GHz
Chkalovsk town – village Novinki	№ 04-003997 of 03.03.2005	Before 02.03.2015	10.7-11.7GHz

Gorodets town – settlement Kovernino	№ 04-004108 of 31.12.2004	Before 30.12.2014	10.7-11.7GHz
Village Rozhki – village Smirnovo	№ 04-004107 of 03.03.2005	Before 02.03.2015	10.7-11.7GHz
Kstovo – Bezvodnoe	№ 15-19-18/9619 of 28.02.2003	Before 21.02.2008	10.7-11.7GHz
Settlement Prokoshevo – Rabotki	№ 15-19-18/10058 of 04.03.2003	Before 26.02.2008	10.7-11.7GHz
Kstovo – Prokoshevo	№ 15-19-18/9617 of 28.02.2003	Before 21.02.2008	10.7-11.7GHz
Kstovo – B.Mokroe	№ 15-19-18/9618 of 28.02.2003	Before 21.02.2008	10.7-11.7GHz
Kstovo town – village Afonino	№ 07-004709 of 20.06.2007	Before 19.06.2017	12933/13199MHz
Kantauruvo – Sitniki	№ 1018084 of 21.08.2003	Before 21.08.2008	7-8GHz
Sosnovskoe – Elizarovo	№ 1018907 of 02.06.2003	Before 28.05.2008	10.7-11.7GHz
Buguruslan – Severnoe	№03-10838 of 25.12.2003	Before 19.12.2008	7-8GHz
Settlement Krasnye Baki – settlement Voskresenskoe	№ 07-001978 of 23.05.2007	Before 22.05.2017	7-8GHz
Shakhuniaya town – village Shaigino – settlement Tonshaevo	№ 07-003220 of 23.05.2007	Before 22.05.2017	14-15GHz
Shakhuniaya town – village Bolshoe Shirokoe	№ 07-015492 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Tonshaevo – village Dvoeglazovo – settlement Sharanga	№ 07-002210 of 23.05.2007	Before 22.05.2017	14-15GHz
Settlement Tonshaevo – village Mayaki	№ 07-016824 of 20.06.2007	Before 19.06.2017	13059/12793MHz
Settlement Krasnye Baki – settlement Shemanikha	№ 07-001426 of 18.05.2007	Before 17.05.2017	12-13GHz
Kstovo town – village Bolshoe Mokroe	№ 07-001428 of 18.05.2007	Before 17.05.2017	12-13GHz
Kstovo town – settlement Druzhnyi	№ 07-015493 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Varnavino – village Timarikha	№ 07-001427 of 18.05.2007	Before 17.05.2017	12-13GHz
Settlement Varnavino – settlement Gorki	№ 07-001425 of 18.05.2007	Before 17.05.2017	12-13GHz
Arzamas town – village Kazakovo	№ 07-015471 of 08.06.2007	Before 07.06.2017	12-13GHz
Arzamas town – village Chernukha	№ 07-015494 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Buturlino – village Kamenishchy	№ 07-015485 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Buturlino – village Pergalei	№ 07-015419 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Buturlino – village Valgasy	№ 07-015419 of 08.06.2007	Before 07.06.2017	12-13GHz
Lyskovo town – settlement Niva	№ 07-015489 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Buturlino – village Bolshie Bokaldy	№ 07-015418 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Diveevo – village Glukhovo	№ 07-015475 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Diveevo – village Bolshoe Cherevatovo	№ 07-015462 of 08.06.2007	Before 07.06.2017	12-13GHz
Uren town – village Mineevo	№ 07-015408 of 08.06.2007	Before 07.06.2017	12-13GHz
Uren town – village Bolshoe Karpovo	№ 07-015434 of 08.06.2007	Before 07.06.2017	12-13GHz
Uren town – village Semenovo	№ 07-015410 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Perevoz – village Tainakovo	№ 07-015428 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Perevoz – settlement Shpilevo	№ 07-015435 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Perevoz – settlement Yagodnoe	№ 07-015426 of 08.06.2007	Before 07.06.2017	12-13GHz
Chkalovsk town – village Novinki	№ 07-015469 of 08.06.2007	Before 07.06.2017	12-13GHz
Chkalovsk town – settlement Vershilovo	№ 07-015421 of 08.06.2007	Before 07.06.2017	12-13GHz
Chkalovsk town – settlement Katunki	№ 07-015429 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Voznesenskoe – village Motyzley	№ 07-015465 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Voznesenskoe – village Polkhovskyi Maidan	№ 07-015425 of 08.06.2007	Before 08.06.2017	12-13GHz

Kstovo town – village Bezvodnoe	№ 07-015424 of 08.06.2007	Before 07.06.2017	12-13GHz
Lyskovo town – village Valki	№ 07-015486 of 08.06.2007	Before 07.06.2017	12-13GHz
Lyskovo town – village Makarievo	№ 07-015467 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Sosnovskoe – village Elizarovo	№ 07-015464 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Sosnovskoe – village Davydkovo	№ 07-015413 of 08.06.2007	Before 07.06.2017	12-13GHz
Sergach town – village Shubino	№ 07-015470 of 08.06.2007	Before 07.06.2017	12-13GHz
Sergach town – village Lopatino	№ 07-015436 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Sharanga – village Bolshoe Ustinskoe	№ 07-015466 of 08.06.2007	Before 07.06.2017	12-13GHz
Arzamas town – village Abramovo	№ 07-015468 of 08.06.2007	Before 07.06.2017	12-13GHz
Arzamas town – village Vasiliev Vrag	№ 07-015409 of 08.06.2007	Before 07.06.2017	12-13GHz
Arzamas town – village Shatovka	№ 07-015417 of 08.06.2007	Before 07.06.2017	12-13GHz
Arzamas town – village Novyi Usad	№ 07-015480 of 08.06.2007	Before 07.06.2017	12-13GHz
Arzamas town – village Vetoshkino	№ 07-015482 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Fokino – settlement Kuzmiyar	№ 07-015463 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Mayaki – settlement Burepolom	№ 07-015488 of 08.06.2007	Before 07.06.2017	12-13GHz
Semenov town – village Shaldezhka	№ 07-015495 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Urazovka – village Salgany	№ 07-015473 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Vorotynets – settlement Vasilchursk	№ 07-015474 of 08.06.2007	Before 07.06.2017	12-13GHz
Bor town – village Krasnaya Sloboda	№ 07-015472 of 08.06.2007	Before 07.06.2017	12-13GHz
Shakhuniaya town – village Akaty	№ 07-015484 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Arkhipovka – village Zhdanovo	№ 07-015454 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Yasnaya Polyana – settlement Voskhodyashchii	№ 07-015441 of 08.06.2007	Before 07.06.2008	12-13GHz
Settlement Iriklinskyi – village Vishnevoe	№ 07-015437 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Kolpakskoe – village Bannoe	№ 07-015438 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Novoorsk, Rabochaya street – Mostovaya street	№ 07-015458 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Vyazovoe – village Krynitsa	№ 07-015459 of 08.06.2007	Before 07.06.2017	12-13GHz
Buzuluk town – settlement Kirovskyi	№ 07-015478 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Pretoria – village Suvorovka	№ 07-015460 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Novokamenka – village Shirokoe	№ 07-015457 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Belyaevka – village Mezhdurechie	№ 07-015450 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Energetik – Orsk town	№ 07-015453 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Energetik – settlement Sevastopol	№ 07-015452 of 08.06.2007	Before 07.06.2008	12-13GHz
Settlement Kirovsk – settlement Beloozernyi	№ 07-015451 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Sakmara – village Grebeni	№ 07-015420 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Nikolskaya – settlement Frunzenskyi	№ 07-015455 of 08.06.2007	Before 07.06.2017	12-13GHz
Orsk town, Kosmonavtov street – Tsentralnaya street	№ 07-015461 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Polevoi – village Kozhemberlya	№ 07-015481 of 08.06.2007	Before 07.06.2017	12-13GHz
Settlement Stepnoi – village Pustobaevo	№ 07-015416 of 08.06.2007	Before 07.06.2008	12-13GHz
Village Matveevka – village Alexeevka	№ 07-015412 of 08.06.2007	Before 07.06.2017	12-13GHz
Village Stepanovka – village Almala	№ 07-015477 of 08.06.2007	Before 07.06.2017	12-13GHz

Malmyzh town – village Kaksinvai	№ 07-015411 of 08.06.2007	Before 07.06.2017	7-8GHz
Village Maromitsa – village Duvannoe	№ 07-015414 of 08.06.2007	Before 07.06.2017	7-8GHz
Settlement Oparino – settlement Maromitsa	№ 07-015483 of 08.06.2007	Before 07.06.2017	7-8GHz
Settlement Nagorsk – village Lipovka – village Sinegorie	№ 07-015487 of 08.06.2007	Before 07.06.2017	7-8GHz
Settlement Rudnichnyi – village Ozhmegovo	№ 07-015878 of 08.06.2007	Before 07.06.2017	7-8GHz
Settlement Borovitsa – village Andreeva Gora	№ 07-015875 of 08.06.2007	Before 07.06.2017	7-8GHz
Settlement Latyshskyi – settlement Almezh	№ 07-015892 of 08.06.2007	Before 07.06.2017	438/398MHz
Novovyatsk – Kirov city	№ 07-016785 of 18.06.2007	Before 17.06.2017	398/438MHz
Village Karavainoe – village Chistopolie	№ 07-016828 of 18.06.2007	Before 17.06.2017	398/438MHz
Village Plotbishche – settlement Donaurovo	№ 07-016788 of 18.06.2007	Before 17.06.2017	398/438MHz
Settlement Dubrovka – village Podrezchikha	№ 07-016786 of 18.06.2007	Before 17.06.2017	398/438MHz
Village Nizhnya Palomitsa – settlement Rechnoi	№ 07-016829 of 18.06.2007	Before 17.06.2017	398/438MHz
Settlement Dubrovka – village Troitsa	№ 07-016787 of 18.06.2007	Before 17.06.2017	398/438MHz
Village Papulovo – settlement Uga	№ 07-016826 of 18.06.2007	Before 17.06.2017	398/438MHz
Village Pishchalie – settlement Suvody	№ 07-016827 of 18.06.2007	Before 17.06.2017	398/438MHz
Village Ivashevo – village Khristoforovo	№ 07-016802 of 18.06.2007	Before 19.06.2017	398/438MHz
Village Duvannoe – village Strelskaya	№ 07-016866 of 18.06.2007	Before 19.06.2017	398/438MHz
Settlement Voskresenskoe – village Nestiary	№ 07-017220 of 20.06.2007	Before 19.06.2017	394-410/434-450MHz
Village Obkhod – settlement Tonkino	№ 07-007396 of 20.06.2007	Before 19.06.2017	8248/7982MHz
Village Prosek – village Velikovskoe	№ 07-016825 of 20.06.2007	Before 19.06.2017	13143/12877MHz
Buzuluk – Buguruslan	№ 03-10842 of 25.12.2003	Before 19.12.2008	3,4-3,5GHz
Ulyanovsk city	№ 17-03-33/20434 of 24.04.2003	Before 17.02.2008	1880-1900MHz
Ulyanovsk city	№ 1028792 of 13.11.2003	Before 01.11.2008	1880-1900MHz
Ulyanovsk city	№ 04-005302 of 21.04.2005	Before 20.04.2015	1880-1900MHz
Ulyanovsk city	№ 06-003504 of 18.04.2006	Before 17.04.2016	1880-1900MHz
Kirov, Poroshino, Ganino	№ 1022527 of 03.10.2003	Before 28.09.2008	1880-1900MHz
Kirov city	№ 1027167 of 05.11.2003	Before 20.10.2008	1880-1900MHz
Kirov city	№ 04-005328 of 21.04.2005	Before 20.04.2015	1880-1900MHz
Kirovochepetsk town	№ 04-005318 of 21.04.2005	Before 20.04.2015	1880-1900MHz
Kirov city	№ 06-000889 of 14.03.2006	Before 13.03.2016	1880-1900MHz
Kirov city	№ 06-000871 of 14.03.2006	Before 13.03.2016	1880-1900MHz
Kirov city	№ 06-000879 of 14.03.2006	Before 13.03.2016	1880-1900MHz
Kirov city	№ 06-001289 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Kirov city	№ 06-012101 of 03.10.2006	Before 02.10.2016	1880-1900MHz
Kirov city	№ 06-001281 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Kirov city	№ 06-018317 of 29.12.2006	Before 28.12.2016	1880-1900MHz
Kirov city	№ 06-018312 of 11.01.2007	Before 10.01.2017	1880-1900MHz
Kotelnich town	№ 05-023837 of 27.12.2005	Before 26.12.2015	1880-1900MHz
Settlement Raduzhnyi	№ 05-023840 of 27.12.2005	Before 26.12.2015	1880-1900MHz
Izhevsk city	№ 05-010881 of 06.06.2005	Before 05.06.2015	1880-1900MHz

Penza city	№ 1024686 of 25.09.2003	Before 25.09.2008	1880-1900MHz
Penza city	№ 06-001667 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Penza city	№ 06-018313 of 11.01.2007	Before 10.01.2017	1880-1900MHz
Nizhny Lomov town	№ 06-009747 of 28.08.2006	Before 27.08.2016	1880-1900MHz
Saransk town (Khmelevskyi street, N.Erkai street, Goncharov street);	№ 04-005323 of 31.12.2004	Before 30.12.2014	1880-1900MHz
Settlement Bessonovka	№ 04-005875 of 31.12.2004	Before 30.12.2014	1880-1900MHz
Penza city	№ 1024686 of 25.09.2003	Before 25.09.2008	1880-1900MHz
Saransk town, Settlement Atyashevo, Settlement Kremlya, Settlement Turgenevo, Settlement Potjma, Village Dubenki, Village Tengushevo, Village Lukhovka, Village Zykovo	№ 17-03-33/16505 of 08.04.2003	Before 08.04.2008	1880-1900MHz
Ruzaevka town, Kovylkino town, Tengushevo town, Dubenki town	№ 17-03-33/45471 of 25.10.2002	Before 30.09.2007	1880-1900MHz
Krasnoslobodsk town	№ 05-022385 of 30.12.2005	Before 29.12.2015	1880-1900MHz
Ruzaevka town	№ 06-001666 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Orsk town	№ 05-020151 of 28.12.2005	Before 27.12.2015	1880-1900MHz
Orsk town	№ 06-009882 of 28.08.2006	Before 27.08.2016	1880-1900MHz
Orsk town	№ 06-009883 of 28.08.2006	Before 27.08.2016	1880-1900MHz
Orsk town	№ 06-009746 of 28.08.2006	Before 27.08.2016	1880-1900MHz
Orenburg city	№ 06-012103 of 03.10.2006	Before 02.10.2016	
Orenburg city	№ 17-03-33/53358 of 10.12.2002	Before 20.11.2007	1880-1900MHz
Orenburg city	№ 06-009748 of 28.08.2006	Before 27.08.2016	1880-1900MHz
Orenburg city	№ 06-009749 of 28.08.2006	Before 27.08.2016	1880-1900MHz
Orenburg city	№ 06-012100 of 03.10.2006	Before 02.10.2016	1880-1900MHz
Orenburg city	№ 06-001541 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Orenburg city	№ 06-012102 of 03.10.2006	Before 02.10.2016	1880-1900MHz
Orenburg city	№ 06-002632 of 14.04.2006	Before 13.04.2016	1880-1900MHz
Orenburg city	№ 07-003096 of 11.05.2007	Before 10.05.2017	1880-1900MHz
Novotroitsk town	№ 06 – 009750 of 28.08.2006	Before 27.08.2016	1880-1900MHz
Novotroitsk town	№ 06-018331 of 09.01.2007	Before 08.01.2017	1880-1900MHz
Sorochinsk town	№ 06-002261 of 14.04.2006	Before 13.04.2016	1880-1900MHz
Settlement Svetlyi	№ 06-002262 of 14.04.2006	Before 13.04.2016	1880-1900MHz
Orenburg city	№ 06-001270 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Orenburg city	№ 06-001259 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Orenburg city (settlement Kushkul)	№ 04-005309 of 21.04.2005	Before 20.04.2015	1880-1900MHz
Buzuluk town	№ 06-003261 of 18.04.2006	Before 17.04.2016	1880-1900MHz
Orsk town	№ 04-005236 of 21.04.2005	Before 20.04.2015	1880-1900MHz
Orsk town	№ 06-001265 of 05.04.2006	Before 04.04.2016	1880-1900MHz
Orenburg city	№ 1023822 of 26.08.2003	Before 22.08.2008	1880-1900MHz
Orenburg city	№ 05-010594 of 06.05.2005	Before 05.05.2015	1880-1900MHz

Izhevsk city	№ 17-03-33/53337 of 10.12.2002	Before 20.11.2007	1880-1900MHz
Izhevsk city	№ 17-03-33/13908 of 24.09.2003	Before 18.03.2008	1880-1900MHz
Glazov town, Mozhga town, Settlement Igra, Sarapul town	№ 17-03-33/47476 of 10.11.2002	Before 30.09.2007	1880-1900MHz
Medayany, Rabotki, Vad, Annenkovskyi karier	№ 17-03-33/45167 of 24.10.2002	Before 30.10.2007	1880-1900MHz
Village Medayany of Krasnooktyabrskyi district	№ 05-006603 of 24.03.2005	Before 23.03.2015	1880-1900MHz
Settlement Sovkhoznyi	№ 05-022528 of 30.12.2005	Before 29.12.2015	1880-1900MHz
Cheboksary town (Lenin avenue, Chernyshevsky street)	№ 06-005153 of 10.05.2006	Before 09.05.2016	1880-1900MHz
Cheboksary town (R.Luxemburg)	№ 06-018315 of 29.12.2006	Before 28.12.2016	1880-1900MHz
Cheboksary town (Chernyshevsky street, Solyanoe pr., Lebedev street)	№ 06-005154 of 10.05.2006	Before 09.05.2016	1880-1900MHz
Glazov	№ 1025282 of 29.09.2003	Before 26.09.2008	1880-1900MHz
Votkinsk, Izhevsk, Sarapul	№ 1014972 of 04.07.2003	Before 30.06.2008	1880-1900MHz
Kstovo town Settlement Afonino of Kstovo district	№ 17-03-33/19861 of 23.04.2003	Before 17.04.2008	1880-1900MHz
Kstovo town	№ 06-007984 of 13.07.2006	Before 12.07.2016	1880-1900MHz
Village Vad	№ 06-007195 of 10.07.2006	Before 09.07.2016	1880-1900MHz
Volzhsk town	№ 06-016567 of 22.12.2006	Before 21.12.2016	1880-1900MHz
Nizhny Novgorod, Gaidar street	№ 05-017845 of 25.10.2005	Before 24.10.2015	1880-1900MHz
Nizhny Novgorod	№ 17-03-33/11379 of 11.03.2003	Before 05.03.2008	1880-1900MHz
Nizhny Novgorod	№ 05-022719 of 30.12.2005	Before 29.12.2015	1880-1900MHz
Nizhny Novgorod	№ 07-002347 of 27.02.2007	Before 26.02.2017	1880-1900MHz
Nizhny Novgorod	№ 1026097 of 05.11.2003	Before 27.10.2008	1880-1900MHz
Nizhny Novgorod	№ 07-002347 of 27.02.2007	Before 25.02.2017	1880-1900MHz
Sergach town	№ 06-007985 of 13.07.2006	Before 12.07.2016	1880-1900MHz

Ioshkar Ola town	№ 05-013857 of 09.06.2005	Before 08.06.2015	1880-1900MHz
Ioshkar Ola town	№ 06-004422 of 10.05.2006	Before 09.05.2016	1880-1900MHz
Ruzaevka, Chamzinka, Atyurievo	№ 04-001141 of 12.10.2004	Before 11.10.2014	1880-1900MHz
Saransk town	№ 04-000980 of 12.10.2004	Before 11.10.2014	1880-1900MHz
Kirov city	№ 05-006534 of 24.03.2005	Before 23.03.2015	1880-1900MHz
Kirov city	№ 06-000870 of 14.03.2006	Before 13.03.2016	1880-1900MHz
Kirov city, Luganskaya street	№ 05-017847 of 25.10.2005	Before 24.10.2015	1880-1900MHz
Kirov city	№ 06-018318 of 11.01.2007	Before 10.01.2017	1880-1900MHz
Settlement Torbeevo in Mordovia Republic	№ 05-006403 of 23.03.2005	Before 23.03.2015	1880-1900MHz
Samara city	№ 05-006406 of 23.03.2005	Before 23.03.2015	1880-1900MHz
Arzamas town, Gorodets town, settlement Sitniki, settlement Zheleznodorozhnyi	№ 04-003072 of 28.12.2004	Before 27.12.2014	1880-1900MHz
Arzamas town	№ 06-005786 of 06.06.2006	Before 05.06.2016	1880-1900MHz
Pavlovo town	№ 04-006598 of 23.03.2005	Before 23.03.2015	1880-1900MHz
Village Tolkaevka of Orenburg oblast	№ 04-003265 of 28.12.2004	Before 27.12.2014	1880-1900MHz
Samara city BS-27, BS-28, Syzran town BS-29, BS-30, BS-31, BS-32, BS-33, Neftegorsk town BS-18, Podstepki BS-25, Yagodnoe BS-26	№ 06-018314 of 11.01.2007	Before 10.01.2017	1880-1900MHz
Village Uvarovka, Syzran town, Zhigulevsk town	№ 07-012243 of 20.06.2007	Before 19.06.2017	1880-1900MHz
Bor town	№ 07-007578 of 20.06.2007	Before 19.06.2017	1880-1900MHz
Sharanga	№ 06-006360Д of 22.01.2007	Before 21.01.2017	42,95
Tonkino	№ 06-006361Д of 22.01.2007	Before 21.01.2017	42,95
Chuvashia Republic			
Village Poretskoe – village Krasnoglukhovo	№ 06-006565Д of 15.01.2007	Before 14.01.2017	307,7125/343,7125
Settlement Ibrisi – settlement Lipovka	№ 06-006566Д of 11.01.2007	Before 10.01.2017	307,8125/343,8125
Kirov oblast			
Village B.Shishovka – village Vas'kino, village Korlyaki – village B.Kirimbaevo, village Kuvshinskoe – settlement Alexandrovskyi, Vedernikovo, Pozikovo, settlement Sanchursk – village Velokorechie, village Chernyshovo, village Kuznetsovo, village Pavlovo Bolshoe, village Lyumpanur – village Galkino, village Matvinur –	№ 07-004347Д of 09.06.2007	Before 08.06.2017	307,7675/343,7675MHz

village Togomovo, village Votchina – village Onuchino			
Village Bolshoi Kityak – village Yangulovo, Malmyzh town – village Azelino, village Podosinovo, settlement Troitskyi, village Mari-Malyzh – village Ageldino, village Metel – village Shurgi, village Novyi Smail – village Novyi Kokui, village Preobrazhenka – village Nosok, village Nizhny Shugurak, village Ralniki – village Platyner	№ 07-004345Д of 09.06.2007	Before 08.06.2017	307,7675/343,7675MHz
Village Indygoika – village Kuzhner, village Krasnoe – village Mal'kovshchina, village Tolstik, village Lazh – village Shoi, village Mokshino – Votskoe	№ 07-004367Д of 09.06.2007	Before 08.06.2017	307,7675/343,7675MHz
Settlement Lyalsk – village Kuzminskaya	№ 06-003934Д of 27.09.2006	Before 26.09.2016	307,7675/343,7675
Vyatskie Polyany town	№ 06-005475Д of 04.12.2006	Before 03.12.2016	307/343
Village B.Koptyazhevo – village Yangulovo, Malmyzh town – village Azelino, Malmyzh town – village Podosinovo, Malmyzh town – settlement Troitskyi, village Mari-Malyzh – village Ageldino, village Metel – village Shurgi, village Novyi Smail – village Novyi Kokui, village Preobrazhenka – village Nosok, village Nizhny Shugurak, village Ralniki – village Platyner, village Ralniki – village Kondaki, village Rozhki – village Gari, village Rozhki – village Zakhvataevo, village Rozhki – village Khoda	№ 07-004345Д of 09.06.2007	Before 08.06.2017	343,5-344,0MHz/ 307,5-308,0MHz
Settlement Lalsk – village Ershovskaya Zapad	№ 07-004395Д of 18.06.2007	Before 17.06.2017	343,5-344,0MHz/ 307,5-308,0MHz
Omutninsk town	№ 06-005620Д of 04.12.2006	Before 03.12.2016	44,25MHz
Settlement Strizhi – village Reshetniki	№ 06-003925Д of 27.09.2006	Before 26.09.2016	343,6625/307,6625
Settlement Tuzha – village Soboli	№ 06-003926Д of 27.09.2006	Before 26.09.2016	343,6875/307,6875
Settlement Svecha – village Kholmy	№ 06-003927Д of 27.09.2006	Before 26.09.2016	343,8375/307,8375
Village Novaya Ukazna – village Zhirnovo	№ 06-003931Д of 27.09.2006	Before 26.09.2016	343,5625/307,5625
Village Chernushka – village Troitskoe	№ 06-003935Д of 27.09.2006	Before 26.09.2016	343,9875/307,9875
Village Shabury – village Strelskaya	№ 06-003933Д of 27.09.2006	Before 26.09.2016	343,5125/307,5125
Village Nazarovtsy – village Kachonki	№ 06-003928Д of 27.09.2006	Before 26.09.2016	343,7125/307,7125
Settlement Kiknur – village Ulesh	№ 06-003930Д of 27.09.2006	Before 26.09.2016	343,9875/307,9875
Settlement Kiknur – village Chashcha	№ 06-003929Д of 27.09.2006	Before 26.09.2016	343,5125/307,5125
Settlement Oparino – settlement Duvannoe	№ 06-003932Д of 27.09.2006	Before 26.09.2016	307,8125/343,8125
Settlement Lalsk – village Zaborie	№ 06-003937Д of 27.09.2006	Before 26.09.2016	307,9875/343,9875
Zuevka town – village Spaso-Zaozerie	№ 06-003936Д of 27.09.2006	Before 26.09.2016	307,7625/343,7625
Settlement Oparino – settlement Chursiya	№ 06-003841Д of 27.09.2006	Before 26.09.2016	307,5375/343,5375
Zuevka town – settlement Motous	№ 06-004672Д of 24.10.2006	Before 23.10.2016	307,5375/343,5375

Settlement Oparino – settlement Sergeevskaya Vereteya	№ 06-004673Д of 24.10.2006	Before 23.10.2016	307,5375/343,5375
Village Ekaterina – village Malaya Melnitsa	№ 06-004671Д of 24.10.2006	Before 23.10.2016	307,5375/343,5375
Settlement Pervomaiskyi – settlement Mytets	№ 06-004838Д of 24.10.2006	Before 23.10.2016	307,5375/343,5375
Settlement Nagorsk – village Simonovka	№ 06-004667Д of 24.10.2006	Before 23.10.2016	307,7125/343,7125
Village Nikolaevo – village Anikintsy	№ 06-004668Д of 24.10.2006	Before 23.10.2016	307,8875/343,8875
Village Pervomaiskoe – village Sharpaty	№ 07-004366Д of 30.05.2007	Before 29.05.2017	343,5-344,0/307,5-308,0MHz
Village Maromitsa – village Duvannoe	№ 180-07-1861 of 24.09.2007	Before 07.06.2017	343,5-344,0/307,5-308,0MHz
Village Bolshaya Lukinskaya – settlement Chernoretskyi, village Bobrovy – village Chikulai, village Krivitskaya – village Krestovskaya, settlement Vazyuk – village Novo-Kuzyugskaya, village Sergeevskaya Vereteya, Moloma – village Kholovatka, village Klubovshchina – village Noyanovo, village Klyuchi – village Bystry, village Chernovskoe – village Klubovshchina	№ 180-07-1260 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Borovitsa – village Buskovskaya, village Papulovo – village Kuzminskaya, village Papulovo – village Shurygino, village Kulikovo – village Bolshoe Zaborie, village Kulikovo – village Ershovo, village Kulikovo – village Zagarie, Luza town – village Emel'yanovskaya, village Matveevskaya	№ 180-07-1261 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Shmelevo – r/w kaserne 839 km, village Shadrichi – village Korotaevy, village Tataurovo – village Polom, village Plotniki – village Klyuchi	№ 180-07-1264 of 2409.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Baranovka – settlement Narmych-4	№ 180-07-1263 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Dem'yanovo – village Dorozhaitsa, village Maleikha	№ 180-07-1259 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Borovitsa – village Bolshaya Korotaevshchina, village Palomokhino – village Egorenki, village Polomka, village Bovykiny, Murashi town – village Klyukovtsy	№ 180-07-1262 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Nizhnaya Volmanga – settlement Verkhnaya Volmanga	№ 180-07-1258 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Potnayak – village Yul'ayal, Nolinskie, village Tsekeevo – village B.Saltaevo, Mureevo, Peski, Russkie Krai - Baryshniki	№ 446-07-0146Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Belorechensk – B.Kamerlayata, Zalazna – Efimovtsy, Shumailovo, village Zimino - Turundaevskaya	№ 446-07-0141Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz

Pervomaiskyi – Bazhgaly, Belokholuiskyi raz'ezd, Chirkovskyi zavod, Svetozarovo – Nizhnee Mogachino, Uzhogovitsa, Sukhoborka – Kazan, and others	№ 446-07-0143Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Adovo – Platuny, Bogdanovo – Malaya Ashlan, Lop'ayal – Pilaya and others	№ 446-07-0145Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Pashino – Volokovye, Pashino – Pavlovskaya and others	№ 446-07-0144Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Kugalki – Boldino, Mari-Vas'kino, Pishtan – Kadaevo and others	№ 446-07-0147Д of 18.12.2007	Before 17.12.2017	343,5-344,0/307,5-308,0MHz
Nizhny Novgorod oblast			
Settlement Ardatov – village Izmailovka	№ 07-004369Д of 09.06.2007	Before 08.06.2017	343,5-344,0/307,5-308,0MHz
Village Solomaty – village Fedena	№ 180-07-1477 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Bogorodsk – Priozernoe	№ 06-005372Д of 01.12.2006	Before 30.11.2016	343,5-344,0/307,5-308,0MHz
Settlement Voskresenskoe – village Kuznetsovo	№ 06-000278Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Settlement Voskresenskoe	№ 06-002762Д of 10.07.2006	Before 09.07.2016	343,5-344,0/307,5-308,0MHz
Village Brilyakovo – village Karlovo	№ 06-003080Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Nakhratovo – village Chikhtino	№ 06-000277Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Village Monakovo – village Spas-Sedcheno	№ 06-000639Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Village Prokoshevo – village Lyapisi	№ 06-001475Д of 19.05.2006	Before 18.05.2016	343,5-344,0/307,5-308,0MHz
Pavlovo town – village Staroe Shcherbinono	№ 06-000637Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Pavlovo town – village Venets	№ 07-004360Д of 09.06.2007	Before 08.06.2017	343,5-344,0/307,5-308,0MHz
Pavlovo town – village Chubalovo	№ 07-004351Д of 09.06.2007	Before 08.06.2017	343,5-344,0/307,5-308,0MHz
Volodarsk town – village Shchelkanovo	№ 06-000638Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Perevoz town – settlement Borok	№ 06-000363Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Settlement Kovernino – village Talitsy	№ 06-000488Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Village Belbazh – village Volokolam	№ 06-000491Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Settlement after Stepan Razin – village Orlovka	№ 06-003265Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Belbazh – village Rameshki	№ 06-000482Д of 10.03.2006	Before 12.03.2016	343,5-344,0/307,5-308,0MHz
Village Verkhovskoe – settlement Syava	№ 06-006066Д of 27.12.2006	Before 26.12.2016	343,5-344,0/307,5-308,0MHz
Settlement Vorotynets – settlement Krasnyi Vostok	№ 06-000486Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Settlement Vorotynets – village Bykovka	№ 06-002960Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Vorotynets – village Kalitka	№ 06-003058Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Vorotynets – settlement Kuzmiyar	№ 06-001474Д of 19.05.2006	Before 18.05.2016	343,5-344,0/307,5-308,0MHz
Settlement Vorotynets – village Kriushi	№ 06-000474Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Settlement Vorotynets – village Kriushi	№ 06-002961Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Vorotynets – village Nikolskoe	№ 06-001462Д of 19.05.2006	Before 18.05.2016	343,5-344,0/307,5-308,0MHz
Settlement Vorotynets – village Bykovka	№ 06-000483Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Settlement Vorotynets – village Belavka	№ 06-003136Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Tartaley – village Tartaley	№ 06-000479Д of 10.03.2006	Before 09.03.2016.	343,5-344,0/307,5-308,0MHz

Village Davydovo – village Berezovka	№ 06-000481Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Settlement Dubrovna – village Novoe Zhedrino	№ 06-003173Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Podlesovo – village Gornyi Borok	№ 06-001464Д of 19.05.2006	Before 18.05.2016	343,5-344,0/307,5-308,0MHz
Village Petrovka – village Malinovka	№ 06-003266Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Podlesovo – village Vyezdnoe	№ 06-001476Д of 19.05.2006	Before 18.05.2016	343,5-344,0/307,5-308,0MHz
Village Prokoshevo – village Serkovo	№ 06-001463Д of 19.05.2006	Before 18.05.2016	343,5-344,0/307,5-308,0MHz
Village Pochinki	№ 06-003077Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Purekh – village Kuznetsovo	№ 06-003141Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Medovartsevo – village Epifanovo	№ 06-000476Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Village Medovartsevo – village Verkhopolie	№ 06-000484Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Kulebaki town – village Shiloksha	№ 06-000487Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Village Bolshoe Pole – settlement Severnyi	№ 06-000489Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Village Bolshoe Pole – settlement Severnyi	№ 07-002391Д of 29.05.2007	Before 28.05.2017	343,5-344,0/307,5-308,0MHz
Village Bolshoe Boldino – village Apraksino	№ 06-003171Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Voskresenskoe – village Chukhlomka	№ 06-000470Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Village Khokhloma – village Utkino	№ 06-000492 of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Village Sheloksha – village Veredeevo	№ 06-001465Д of 19.05.2006	Before 18.05.2016	343,5-344,0/307,5-308,0MHz
Village Chirgushi – village Novoselki	№ 06-000478Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Settlement Fakel – settlement Bashmakovo	№ 06-000089Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Settlement Pionerskyi – settlement Igra	№ 06-000090Д of 10.03.2006	Before 09.03.2016	343,5-344,0/307,5-308,0MHz
Village Medovartsevo – village Poltso	№ 06-000365Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Perevoz town – village Kiselikha	№ 06-000368Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Village Demino – village Malakhovo	№ 06-000604Д of 13.03.2006	Before 12.03.2016	343,5-344,0/307,5-308,0MHz
Village Demino – village Malakhovo	№ 06-000608 of 13.03.2006	Before 12.03.2016	343,5-344,0/307,5-308,0MHz
Village Kamennoe – village Galanino	№ 06-000607 of 13.03.2006	Before 12.03.2016	343,5-344,0/307,5-308,0MHz
Village Kamennoe – village Zakhvatovo	№ 06-000598Д of 13.03.2006	Before 12.03.2016	343,5-344,0/307,5-308,0MHz
Village Belbazh – village Radost	№ 06-000609Д of 13.03.2006	Before 12.03.2016	343,5-344,0/307,5-308,0MHz
Settlement Vorotynets – village Akhpaevka	№ 06-000601Д of 13.03.2006	Before 12.03.2016	343,5-344,0/307,5-308,0MHz
Sergach town – village Shubino	№ 06-000605Д of 13.03.2006	Before 12.03.2016	343,5-344,0/307,5-308,0MHz
Village Gorevo – village Makarshino	№ 06-000384Д of 14.03.2006	Before 13.03.2016.	343,5-344,0/307,5-308,0MHz
Village Bolshoi Makatelem – settlement Rogozhinskyi	№ 07-002392Д of 28.05.2007 № 07-004362Д of 09.06.2007	Before 27.05.2017 Before 08.06.2017	343,5-344,0/307,5-308,0MHz
Village Nosovaya – village Zavod'	№ 06-000280Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Village Nosovaya – settlement Zharenskyi	№ 06-001468Д of 19.05.2006	Before 19.05.2006	343,5-344,0/307,5-308,0MHz
Village Novyi Usad – village Ivanovskoe	№ 06-002962Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Kovrigino – village Korobeinikovo	№ 06-000360Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Village Kamenka – village Krutoe	№ 06-00366Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Perevoz town – village Medvedkovo	№ 06-000357Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Perevoz town – village Selishchi	№ 06-001214Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Balakhna town – settlement Maloe Kozino	№ 06-000362Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz

Balakhna town – settlement Maloe Kozino	№ 06-003040Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Village Davydkovo – village Berezovka	№ 06-000353Д of 14.03.2006	Before 13.03.2016	343,5-344,0/307,5-308,0MHz
Village Chulkovo – village Bobynino	№ 06-000273Д of 14.03.2006	Before 13.03.2006	343,5-344,0/307,5-308,0MHz
Village Nikolaevka – settlement Krasnaya gorka	№ 52-401807 of 12.07.2004	Before 12.07.2007	343,5-344,0/307,5-308,0MHz
Settlement Varnavino – settlement Voskhod	№ 06-006104Д of 29.12.2006	Before 28.12.2016	343,5-344,0/307,5-308,0MHz
Village Vad – village Gari	№ 05-001252Д of 26.12.2005	Before 25.12.2015	343,5-344,0/307,5-308,0MHz
Settlement Smirkino – village Stolbovo	№ 06-000606 of 13.03.2006	Before 12.03.2016	343,5-344,0/307,5-308,0MHz
Village Vad – village Bukaley	№ 05-001291Д of 26.12.2005	Before 25.12.2015	343,5-344,0/307,5-308,0MHz
Village Zelenie Gory	№ 06-003054Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Shvarikha – village Dubenki	№ 05-001831 of 27.12.2005	Before 26.12.2015	343,5-344,0/307,5-308,0MHz
Village Maloe Mamleevo – settlement Novaya Moskva	№ 05-001807Д of 28.12.2005	Before 27.12.2015	343,5-344,0/307,5-308,0MHz
Village Kruykovka – village Berezovka	№ 05-001799Д of 28.12.2005	Before 27.12.2015	343,5-344,0/307,5-308,0MHz
Settlement after Stepan Razin – village Orlovka	№ 05-001791Д of 28.12.2005	Before 27.12.2015	343,5-344,0/307,5-308,0MHz
Village Saldamanov – village Novyi Maidan	№ 05-001809Д of 28.12.2005	Before 27.12.2015	343,5-344,0/307,5-308,0MHz
Village Abramovo – village Novaya Sloboda	№ 06-001466Д of 19.05.2006	Before 18.05.2016	343,5-344,0/307,5-308,0MHz
Village Arapovo – village Aleshkovo	№ 05-001835Д of 28.12.2005	Before 27.12.2015	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – village Vyakshener	№ 52-2638 of 03.06.2003	Before 03.06.2006	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – village Vyakshener	№ 06-003151Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – settlement Yuzhnyi	№ 52-1571 of 13.04.2004	Before 12.04.2009	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – settlement Yuzhnyi	№ 06-003150Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – settlement Yuzhnyi	№ 07-003228Д of 18.06.2007	Before 17.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – Pismener	№ 06-006098Д of 28.12.2006	Before 27.12.2016	343,5-344,0/307,5-308,0MHz
Village Ostankino – village Pumra	№ 07-003229Д of 18.06.2007	Before 17.06.2017	343,5-344,0/307,5-308,0MHz
Village Filinskoe – village Bolotnikovo	№ 06-001461Д of 19.05.2006	Before 18.05.2016	343,5-344,0/307,5-308,0MHz
Settlement Varnavino – settlement Voskhod	№ 06-003155Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Village Yasentsy – village Kishemskoe	№ 06-001469Д of 19.05.2006	Before 18.05.2016	343,5-344,0/307,5-308,0MHz
Village Valtovo – village Salavir	№ 05-001824Д of 27.12.2005	Before 26.12.2015	343,5-344,0/307,5-308,0MHz
Village Arapovo – village Kudryashki	№ 05-001811Д of 27.12.2005	Before 26.12.2015	343,5-344,0/307,5-308,0MHz
Village Arapovo – village Timonino	№ 05-001817Д of 28.12.2005	Before 26.12.2015	343,5-344,0/307,5-308,0MHz
Village Elizarovo – village Stechkino	№ 06-001168Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Village Steksovo – settlement Ideal	№ 06-001169Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Settlement Krasnyi bor	№ 06-001202Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Settlement Krasnyi bor	№ 06-003137Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Vershilovo – settlement Chistoe	№ 07-002390Д of 28.05.2007	Before 27.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Shatki – village Arkhangelskoe	№ 06-001137Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Settlement Shatki – village Arkhangelskoe	№ 06-003172Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Smirnovo – village Alemaevo	№ 06-001166Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Village Smirnovo – settlement Svobodnyi Trud	№ 06-003042Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Shatki – settlement Sosnovyi Bor	№ 06-001136Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz

Settlement Shatki	№ 06-001201Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Village Kamenka – village Pavlovka	№ 06-001135Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Village Petrovka – village Malinovka	№ 06-001134Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Village Bogoyavlenie	№ 06-001149Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Village Tatarskoe	№ 06-001165Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Village Zelenyi dol – village Kalenki	№ 05-001837Д of 27.12.2005	Before 26.12.2015	343,5-344,0/307,5-308,0MHz
Village Zelenyi dol – village Kulikovo	№ 05-001846Д of 27.12.2005	Before 26.12.2015	343,5-344,0/307,5-308,0MHz
Village Arapovo – village Kudreshki	№ 05-001830Д of 27.12.2005	Before 26.12.2015	343,5-344,0/307,5-308,0MHz
Kozmodemiyansk town – village Shary	№ 05-021914 of 30.12.2005	Before 29.12.2015	343,5-344,0/307,5-308,0MHz
Village Mariino – village Kozikovo	№ 06-001230Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Village Mariino – village Kozikovo	№ 180-07-0932 of 24.09.2007	Before 23.09.2017	146,0-174,0MHz
Village Mariino – village Iksha	№ 06-001213Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Village Mary-Sola – Zarechka-Ona	№ 06-001212Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Village Mary-Sola – village Ioshkar-Pomash	№ 06-001219Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Village Nezhnur – village Malyi Shuduguzh	№ 06-001211Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Settlement Yurino – village Polyana	№ 06-001218Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Village Mariino – village Kozikovo	№ 06-001321Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Village Kokshaisk – settlement Chernoe Ozero	№ 05-021917 of 30.12.2005	Before 29.12.2015	343,5-344,0/307,5-308,0MHz
Village Zelenyi dol – village Afanasievo	№ 05-001841Д of 27.12.2005	Before 26.12.2015	343,5-344,0/307,5-308,0MHz
Urazovka – Klyuchishchi	№ 06-003152Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Village Rabotki – settlements	№ 52-2996 of 24.06.2003	Before 24.06.2006	343,5-344,0/307,5-308,0MHz
Village Rabotki	№ 06-003043Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Kstovo	№ 06-003148Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Kstovo – Zimenki	№ 07-004350Д of 09.06.2007	Before 08.06.2017	343,5-344,0/307,5-308,0MHz
Kstovo – settlement Zelenyi gorod	№ 07-004364Д of 09.06.2007	Before 08.06.2007	343,5-344,0/307,5-308,0MHz
Kstovo – village Podvalikha	№ 07-004354Д of 09.06.2007 № 07-004355Д of 09.06.2007	Before 08.06.2017 Before 08.06.2017	343,5-344,0/307,5-308,0MHz
Village Ostankino – village Pumra	№ 07-003229Д of 18.06.2007	Before 17.06.2007	343,5-344,0/307,5-308,0MHz
Village Ostankino – village Dolgovo	№ 06-003123Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Verkhovskoe – Berestyanka	№ 06-003924Д of 24.09.2006	Before 23.09.2016	343,5-344,0/307,5-308,0MHz
Verkhovskoe – Syava	№ 06-006066 of 27.12.2006	Before 26.12.2016	343,5-344,0/307,5-308,0MHz
Konevo – Yuriino	№ 06-006060 of 27.12.2006	Before 26.12.2016	343,5-344,0/307,5-308,0MHz
Village Serebryanka – village Kr.Rodnik	№ 06-006061Д of 27.12.2003	Before 26.12.2016	343,5-344,0/307,5-308,0MHz
Vetluga – Voznesenskoe	№ 06-003154Д of 08.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Vetluga – Voznesenskoe	№ 06-003154Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Village Vad – village Salaley	№ 05-001383Д of 25.11.2005	Before 24.11.2015	343,5-344,0/307,5-308,0MHz
Village Elizarovo – village Zalesie	№ 05-002084Д of 04.12.2005	Before 03.12.2015	343,5-344,0/307,5-308,0MHz
Balakhna – Belovskaya	№ 52-3626 of 05.08.2003	Before 05.08.2008	343,5-344,0/307,5-308,0MHz
Voskresenskoe	№ 4-2/15-1867 of 2003	Before 2008	343,5-344,0/307,5-308,0MHz

Bor – Parizhskoi kommuny	№ 4-2/15-1748 of 08.04.2003	Before 08.04.2008	343,5-344,0/307,5-308,0MHz
Settlement Berezovaya Poima – settlement Orlovskie Dvoriki	№ 06-002949Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Bor – Bolsheorlovskoe	№ 4-2/15-1749 of 08.04.2003	Before 08.04.2008	343,5-344,0/307,5-308,0MHz
Bor – Kerzhenets	№ 4-2/15-1750 of 08.04.2003	Before 08.04.2008	343,5-344,0/307,5-308,0MHz
Village Plotinka – village Ivanovskoe	№ 06-003134Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Plotinka – village Tugarino	№ 06-003041Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Uzhovka – village Baikovo	№ 06-003135Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Kurikha – settlement Luktos	№ 05-002074Д of 04.12.2005	Before 03.12.2015	343,5-344,0/307,5-308,0MHz
Bolshoe Boldino	№ 05-002251Д of 04.12.2005	Before 03.12.2015	343,5-344,0/307,5-308,0MHz
Village Bolshoe Boldino – village Permeevo	№ 06-003078Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Balakhna town	№ 05-002270Д of 04.12.2005	Before 03.12.2015	343,5-344,0/307,5-308,0MHz
Balakhna town – village Belovskaya	№ 06-003157Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Pavlovo town – Dolgovo	№ 05-002299Д of 04.12.2005	Before 03.12.2015	343,5-344,0/307,5-308,0MHz
Lukoyanov town – village Poya	№ 05-001794Д of 05.12.2005	Before 04.12.2015	343,5-344,0/307,5-308,0MHz
Village Atingeevo – village Saldamanovo	№ 06-003039Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Arzamas town	№ 05-002326Д of 04.12.2005	Before 03.12.2015	343,5-344,0/307,5-308,0MHz
Perevoz town – village Selishche	№ 06-002231 of 07.06.2006	Before 06.06.2016	343,5-344,0/307,5-308,0MHz
Settlement Sosnovskoe	№ 05-002071Д of 04.12.2005	Before 03.12.2015	343,5-344,0/307,5-308,0MHz
Settlement Sosnovskoe – village Shishovo	№ 07-004349Д of 30.05.2007	Before 29.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Sosnovskoe – village Shishovo	№ 07-004348Д of 30.05.2007	Before 29.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Sosnovskoe – village Shishovo	№ 07-004359Д of 30.05.2007	Before 29.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Sosnovskoe – village Siukha	№ 07-004344Д of 30.05.2007	Before 29.05.2017	343,5-344,0/307,5-308,0MHz
Voznesenskoe – Begovatovo	№ 06-006062Д of 27.12.2006	Before 26.12.2016	343,5-344,0/307,5-308,0MHz
Varnavino – settlement Mirnyi	№ 06-003153Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Voznesenskoe – Lashman	№ 06-005371Д of 01.12.2006	Before 30.11.2016	343,5-344,0/307,5-308,0MHz
Village Kriusha – village Lineika	№ 07-004343Д of 30.05.2007	Before 29.05.2017	343,5-344,0/307,5-308,0MHz
Village Kriusha – village Vilki	№ 07-004357Д of 30.05.2007	Before 29.05.2017	343,5-344,0/307,5-308,0MHz
Steksovo – Ideal	№ 06-006063Д of 27.12.2006	Before 26.12.2016	343,5-344,0/307,5-308,0MHz
Lemet – Turkushi	№ 06-006064Д of 27.12.2006	Before 26.12.2016	343,5-344,0/307,5-308,0MHz
Village Linda – village Zorenki	№ 06-003124Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Mukhtolovo – Venets	№ 06-006065Д of 27.12.2006	Before 26.12.2016	343,5-344,0/307,5-308,0MHz
Village Maloe Mamleevo – village Nikolai Dar	№ 06-001164Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Stepana Razina – village Orlovka	№ 06-001147Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Village Bolshoe Maresievo – village Kelduyshevo	№ 06-001148Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Settlement Shatki – village Kerzhemok	№ 06-001133Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Village Yasentsy – village Kishemskoe	№ 06-001167Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Lyskovo town – village Golovkovo	№ 06-003059Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Village Salgany – village Akulinino	№ 06-003149Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz

Village Novaya Sloboda – village Pralevka	№ 06-001206Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Village Bolshoe Boldino – village Pikshen	№ 06-001205 of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Village Bolshoe Boldino – village Chernovskoe	№ 06-001204Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Village Shagaevo	№ 06-001203Д of 26.04.2006	Before 25.04.2016	343,5-344,0/307,5-308,0MHz
Lyskovo – Presnetsovo	№ 06-005374Д of 01.12.2006	Before 30.11.2016	343,5-344,0/307,5-308,0MHz
Village Krasnyi Vatras – village Petrovka	№ 06-003079Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Village Ichalki	№ 06-003174Д of 07.08.2006	Before 06.08.2016	343,5-344,0/307,5-308,0MHz
Sergach – Malinovka	№ 06-005460Д of 01.12.2006	Before 30.11.2016	343,5-344,0/307,5-308,0MHz
Sergach – village Vyazovka	№ 06-003057Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Sergach – Roganovka	№ 06-005375Д of 01.12.2006	Before 04.12.2016	343,5-344,0/307,5-308,0MHz
Salgany – Alexandrovo	№ 06-003156Д of 08.08.2006	Before 30.11.2016	343,5-344,0/307,5-308,0MHz
Salgany – Fedorovka	№ 06-005373Д of 01.12.2006	Before 30.11.2016	343,5-344,0/307,5-308,0MHz
Svecha – Kholmy	№ 06-003927Д of 27.09.2006	Before 26.09.2016	343,5-344,0/307,5-308,0MHz
Village Verkhovskoe – settlement Vakhtan	№ 06-006105Д of 29.12.2006	Before 28.12.2016	343,5-344,0/307,5-308,0MHz
Village Verkhovskoe – village Berestyanka	№ 06-003924Д of 27.09.2006	Before 26.09.2016	343,5-344,0/307,5-308,0MHz
Village Pafnutovo – village Klopikha	№ 06-003056Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Village Bolshie Kruty – village Bobylsk	№ 06-003055Д of 08.08.2006	Before 07.08.2016	343,5-344,0/307,5-308,0MHz
Village Malakhovo – village Venets	№ 07-002679Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Village Malakhovo – village Kleshcharikha	№ 07-002682Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Village Elizarovo – village Zalesie	№ 07-002682Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Village Elizarovo – village Zolino	№ 07-002681Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Sosnovskoe – village Krutie	№ 07-002675Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Village Vasilievka – village Morevka	№ 07-002683Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Village Kamenishchy – village Chernukha	№ 07-002677Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Village Pochinki	№ 07-002678Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Sergach town – village Shubino	№ 07-002676Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Village Voskresenskoe – village Usovka	№ 07-002680Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – settlement Yuzhnyi	№ 07-003228Д of 18.06.2007	Before 17.06.2017	343,5-344,0/307,5-308,0MHz
Village Ostankino – village Pumra	№ 07-003229Д of 18.06.2007	Before 17.06.2017	343,5-344,0/307,5-308,0MHz
Village Kurikha – settlement Luktos	№ 07-003905Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Bakhtyzino – village Kozleika	№ 07-003923Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Sergach town, Gorky street – settlement Yubileinyi	№ 07-003907Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Zvernikha – village Zyablikha	№ 07-003900Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kurikha – settlement Svobodnyi	№ 07-003931Д of 20.06.2007		343,5-344,0/307,5-308,0MHz
Village Nosovaya – village Vysokovka	№ 07-003934Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Pakhutino – village Cherdaki	№ 07-003922Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Stepanovskoe – village Mikhailov	№ 07-003914Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Lukoyanov town – village Chufrovo	№ 07-003901Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Arzamas town – village Protopopovka	№ 07-003910Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Bolshoe Tumanovo – village Maloe	№ 07-003927Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz

Tumanovo			
Village Kurikha – settlement Yablonka	№ 07-003924Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kovaksa, ATX – village Kovaksa	№ 07-003903Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kovaksa – village Piyavochnoe	№ 07-003906Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kovaksa – village Lidovka	№ 07-03928Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Vasilievka – village Novospasskoe	№ 07-003913Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
R/w station Balakhonikha – village Selyakino	№ 07-003909 of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Khakhaly – village Telki	№ 07-003987Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Khakhaly – village Lykovo	№07-004007Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Khakhaly – village Novoselie	№ 07-004054Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Khakhaly – village Osinki	№ 07-003971Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Khakhaly – village Dvudelnoe	№ 07-003972Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Khakhaly – village Velikushi	№ 07-004046Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Pafnutovo – village Gryaznovka	№ 07-004008Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Ozerki	№ 07-003985Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Chibir	№ 07-004009Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Maksimikha	№ 07-003986Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Malaya Chamra	№ 07-004057Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Pustyn	№ 07-004055Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – settlement Kamennyi Ovrag	№ 07-004056Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Khvoinoe	№07-004049Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Ozerki	№ 07-003936Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Sukhobezvodnoe – village Bolshaya Pogorelka	№ 07-003976Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnye Baki – village Subbotino	№ 07-003970Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnye Baki – village Kologrivka	№ 07-003943Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnye Baki – settlement Prudy	№ 07-003944Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnye Baki – village Lysitsa	№ 07-004044Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnye Baki – settlement Chibir	№ 07-004035Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnye Baki – village Vetoshkino	№ 07-003980Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Nosovaya – village Zavod	№ 07-003940Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Nosovaya – settlement Zharenskyi	№ 07-004045Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Nosovaya – village Vysokovka	№ 07-003981Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Chemashikha – village Slastniki	№ 07-003937Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Semenov town – village Pydrei	№ 07-003939Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Semenov town – village Bezvodnoe	№ 07-003941Д of 230.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Semenov town – village Vzvoz	№ 07-003945Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Semenov town – village Olonikha	№ 07-004052Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Chemashikha – village Sofonovo	№ 07-003942Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz

Settlement Shemanikha – settlement Lyubimovskyi	№ 07-003938Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Shemanikha – settlement Bystrenskyi	№ 07-003935Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Maloe Zinovievo – village Bolshoe Vasilievo	№ 07-004040Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kirillovo – Mezhka	№ 07-004042Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kozlovo – village Mikhailovo	№ 07-004041Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kozlovo – village Utkino	№ 07-004053Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kozlovo – village Duplikha	№ 07-003979Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Semenov town – r/w station Osinki	№ 07-004036Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Semenov town – village Zdorovo	№ 07-004038Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Semenov town – village Aleshino	№ 07-004043Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Fanernoe – village Yakovka	№ 07-003969Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Fanernoe – village Krasnye Usady	№ 07-004048Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Fanernoe – village Mikhailovo	№07-004047Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Lesnoi kurort – settlement Bystrikha	№ 07-004050Д of 20.07.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Lesnoi kurort – village Shizhma	№ 07-003978Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Maloe Zinovievo – village Malie Prudy	№ 07-004051Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Polom – village Butaki	№ 07-003977Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kamennoe – village Belye prudy	№ 180-07-1537 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Lyskovo town – settlement Makarievo	№ 180-07-1549 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Lyskovo town – village Okishino	№ 180-07-1543 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Katunki – village Lazarikha	№ 180-07-1544 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Katunki – village Pogudkino	№ 180-07-1545 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Katunki – village Prudovo	№ 180-07-1546 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Chkalovsk town – village Beguchevo	№ 180-07-1547 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Lyskovo town – village Korobikha	№ 180-07-1548 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Beloe – village Gryaznovo	№ 180-07-1542 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolkhovskoe – village Zavidovka	№ 180-07-1636 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vershilovo – village Fomino	№ 180-07-1526 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vershilovo – village Golyshevo	№ 180-07-1525 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Solomaty – village Shinino	№ 180-07-1476 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Knyaginino town – village Potapovo	№ 180-07-1475 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Vetluga town – village Yakutino	№ 180-07-1454 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Avtodeevo	№ 180-07-1486 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Niva, ATX – village Pokrovka, building 1	№ 180-07-1453 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Shadrino	№ 180-07-1555 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Poretskoe	№ 180-07-1554 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Zelenye gori – village Borisovo Pole	№ 180-07-1564 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Krutoi Maidan – village Kostino	№ 180-07-1563 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Novyi Mir – settlement Ravenstvo	№ 180-07-1562 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Petlino – village Vaz'yan	№ 180-07-1561 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Village Vad – village Orel	№ 180-07-1560 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Gari	№ 180-07-1556 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Naumovo – settlement Borikha	№ 180-07-1536 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Chevakhlei	№ 180-07-1557 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Bukalei	№ 180-07-1558 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Strelka	№ 180-07-1559 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Khokhloma – village Ermilovskaya	№ 180-07-1534 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Semino – village Glibino	№ 180-07-1535 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Balakhna town – village Lyapunikha	№ 306-07-1631 of 16.10.2007	Before 15.10.2017	343,5-344,0/307,5-308,0MHz
Balakhna town – village Lipovka	№ 360-07-1630 of 16.10.2007	Before 15.10.2017	343,5-344,0/307,5-308,0MHz
Village Belbazh – village Moklovka	№ 180-07-1538 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Prosek – village Khokhlovka	№ 180-07-1539 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Prosek – village Selskaya Maza	№ 180-07-1540 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Sosnovka	№ 180-07-1553 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Rakhmanovo	№ 180-07-1552 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Beloe – village Belozery	№ 180-07-1541 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vershilovo – settlement Chistoe	№ 180-07-1528 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vershilovo – village Kosyakovo	№ 180-07-1527 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Dosadino	№ 180-07-1550 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – settlement Annenskyi Karier	№ 180-07-1551 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Akaty – village Bolshie Belolugi	№ 180-07-1325 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Akaty – village Bolshie Kuliki	№ 180-07-1324 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Malaya Poldnevaya – settlement Komsomolskyi	№ 180-07-1320 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshaya Svecha – village Soromotnaya	№ 180-07-1319 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Krasnogor – village Malaya Berezovka	№ 180-07-1318 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Staraya Rutka – village Tanaika	№ 180-07-1279 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Staraya Rutka – village Sysui	№ 180-07-1278 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Shchenniki – village Malaya Usta	№ 180-07-1277 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pestovo – village Glubokovo	№ 180-07-1276 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Khmelevitsy – village Maloe Petrovo	№ 180-07-1327 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Khmelevitsy – village Bolshoe Matveevo	№ 180-07-1326 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sosnovka – village Topkino	№ 180-07-1291 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pestovo – village Zagulyaevo	№ 180-07-1275 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuglanur – village Zykovo	№ 180-07-1286 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pozdeevo – settlement Krasnaya Gorka	№ 180-07-1285 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pozdeevo – village Maloe Zverevo	№ 180-07-1284 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pozdeevo – village Postash	№ 180-07-1283 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Sharanga – village Kacheevo	№ 180-07-1282 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Sharanga – village Chernomuzh	№ 180-07-1281 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Settlement Bolshoe Gorevo – village Pochinok Polovinnyi	№ 180-07-1307 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Bolshoe Gorevo – village Rogovo	№ 180-07-1306 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ar'ya – village Maximovka	№ 180-07-1305 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ar'ya - village Bolshaya Elkhovka	№ 180-07-1304 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ar'ya – village Bolshoe Pesochnoe	№ 180-07-1303 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ar'ya – village Tarbeevo	№ 180-07-1302 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ar'ya – village Malaya Ar'ya	№ 180-07-1301 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Uren town – settlement Atazik	№ 180-07-1300 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Mineevo – settlement Lesokombinata	№ 180-07-1299 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Karpunikha, ATX – village Sadomovo	№ 180-07-1298 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Obkhod – village Shirokovo	№ 180-07-1297 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kodochigi – village Lomina	№ 180-07-1314 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kodochigi – village Miryanga	№ 180-07-1315 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Selki – village Romachi	№ 180-07-1316 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – village Bolshie Ashkaty	№ 180-07-1309 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – village Vyakshener	№ 180-07-1310 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – village Mayaki	№ 180-07-1311 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – village Pismener	№ 180-07-1312 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Tonshaevo – village Sukhoi Ovrag	№ 180-07-1313 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Shaigino – village Lopatino	№ 180-07-1308 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Sharanga – village Paidushevo	№ 180-07-1280 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Smagino – village Sof'ino	№ 180-07-1402 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshie Bakaldy – settlement Vishenki	№ 180-07-1401 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshie Bakaldy – settlement Gremyachii	№ 180-07-1400 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Yagubovka – settlement Vozrozhdenie	№ 180-07-1399 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Yagubovka – village Suradeevo	№ 180-07-1398 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Buturlino – village Filippovo	№ 180-07-1397 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Buturlino – settlement Krasnaya Glinka	№ 180-07-1396 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshaya Yakshun – village Knyazh-Pavlovo	№ 180-07-1395 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshaya Yakshun – village Malaya Yakshun	№ 180-07-1394 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshaya Yakshun – village Naumovo	№ 180-07-1393 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshaya Yakshun – village Chembasovo	№ 180-07-1392 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Tartalei – village Bukalei	№ 180-07-1391 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Uvarovo – settlement Mary	№ 180-07-1390 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Uvarovo – village Moksa	№ 180-07-1389 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Ketros – village Altyshevo	№ 180-07-1388 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pergalei – village Malinovka	№ 180-07-1387 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bornukovo – village Puzyrikha	№ 180-07-1386 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Valgasy – village Mar'ino	№ 180-07-1385 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Village Kremnitskoe – village Vysokovo	№ 180-07-1384 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kamenishchi – village Chernukha	№ 180-07-1383 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Akaty – village Klin	№ 180-07-1323 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Syava – village Doron'kino	№ 180-07-1322 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Petrovo – village Sinchuvazh	№ 180-07-1321 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshaya Muzya – village Izval	№ 180-07-1317 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Shakhuniya town – pochinok Morozovskyi	№ 180-07-1328 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Berezovka	№ 180-07-1493 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Alexandrovka	№ 180-07-1494 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Dokukino	№ 180-07-1435 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Mechasovo	№ 180-07-1436 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Sosnovka	№ 180-07-1437 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – Village Rizadeevo	№ 180-07-1438 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Lipelei	№ 180-07-1439 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Pashutino	№ 180-07-1440 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Kologreevo	№ 180-07-1441 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – settlement Ideal	№ 180-07-1442 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Solomaty – village Vasheevo	№ 180-07-1478 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Solomaty – village Yagodnaya	№ 180-07-1479 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Solomaty – village Spirino	№ 180-07-1480 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Solomaty – village Podozhgino	№ 180-07-1481 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Solomaty – village Gladyshi	№ 180-07-1482 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Solomaty – village Bolshoe Yakunino	№ 180-07-1483 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Levino	№ 180-07-1484 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Bobrovo	№ 180-07-1485 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Knyaginino town – village Vadskaya	№ 180-07-1456 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Knyaginino town – village Slotino	№ 180-07-1457 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Knyaginino town – village Oselok	№ 180-07-1458 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Mitenikha	№ 180-07-1459 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Khokhary	№ 180-07-1460 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Poptsovo	№ 180-07-1461 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Kruttsy	№ 180-07-1462 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Okhotino	№ 180-07-1429 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Nikitino	№ 180-07-1430 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Volkovo	№ 180-07-1431 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Vaulino	№ 180-07-1432 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Myakotino	№ 180-07-1433 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kuznetsovo – village Sobolevo	№ 180-07-1434 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Belka – village Bazhulino, building 1	№ 180-07-1463 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Ostrovskoe – village Rogovo	№ 180-07-1464 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Village Troitskoe – village Zolotukha	№ 180-07-1465 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kremnitskoe – village Irzhino	№ 180-07-1466 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Letnevo – village B.Shipilovo	№ 180-07-1443 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Letnevo – village Belavino	№ 180-07-1444 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Letnevo – village Semovo	№ 180-07-1445 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Len'kovo – village Gugino	№ 180-07-1446 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Len'kovo – village Negonovo	№ 180-07-1447 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Len'kovo – village Kurbatikha	№ 180-07-1448 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Berendeevka – village Saurovo	№ 180-07-1449 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Berendeevka – village Volchikha	№ 180-07-1450 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Krasnyi Oselok – village Komarikha	№ 180-07-1451 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Barmino – settlement Anatolievka	№ 180-07-1452 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vyazovka – village Prudy	№ 180-07-1336 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vyazovka – village Korzhakovo	№ 180-07-1337 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vyazovka – village Tipaiki	№ 180-07-1338 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village B.Sodomovo – village Prytkovo	№ 180-07-1339 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village B.Sodomovo – village Cherdaki	№ 180-07-1340 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village B.Sodomovo – village Zakharovo	№ 180-07-1341 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pakhutino – village Kroshilovo	№ 180-07-1342 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village B.Larionovo – village Maloe Sidorovo	№ 180-07-1343 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Tonkino – village Shvetskoe	№ 180-07-1344 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Tonkino – village Dvoeglazovo	№ 180-07-1345 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Polyanskyi – village Korypalovo	№ 180-07-1346 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Stepanovskoe – village Mikhailov	№ 180-07-1347 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village B.Sidorovo – village Bolshie Zelenye Luga	№ 180-07-1348 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Vetluga town – village Fedorovskoe	№ 180-07-1335 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Vetluga town – village Morozikha	№ 180-07-1330 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Vetluga town – village Isaikha	№ 180-07-1331 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Vetluga town – village Kamenka	№ 180-07-1332 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Vetluga town – village Maevka	№ 180-07-1333 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pustosh – village Chukhlomka	№ 180-07-1329 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Novouspenskoe – village Zolotoe	№ 180-07-1334 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Solomaty – village Fedena	№ 180-07-1477 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kamennoe – village Belye Prudy	№ 180-07-1537 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Lyskovo town – settlement Makarievo	№ 180-07-1549 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Lyskovo town – village Okishino	№ 180-07-1543 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Katunki – village Lazarikha	№ 180-07-1544 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Katunki – village Pogudkino	№ 180-07-1545 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Katunki – village Prudovo	№ 180-07-1546 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Chkalovsk town – village Beguchevo	№ 180-07-1547 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Lyskovo town – village Korobikha	№ 180-07-1548 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Beloe – village Gryaznovo	№ 180-07-1542 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolkhovskoe – village Zavidovka	№ 180-07-1636 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vershilovo – villahe Fomino	№ 180-07-1526 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vershilovo – village Golyshevo	№ 180-07-1525 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Solomaty – village Shinino	№ 180-07-1476 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Knyaginino town – village Potapovo	№ 180-07-1475 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Vetluga town – village Yakutino	№ 180-07-1454 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Avtodeevo	№ 180-07-1486 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Neva – village Pokrovka	№ 180-07-1453 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Shadrino	№ 180-07-1555 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Poretskoe	№ 180-07-1554 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Orel	№ 180-07-1560 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Gari	№ 180-07-1556 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Chuvakhlei	№ 180-07-1557 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Bukalei	№ 180-07-1558 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Strelka	№ 180-07-1559 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Sosnovka	№ 180-07-1553 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Rakhmanovo	№ 180-07-1552 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – village Dosadino	№ 180-07-1550 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vad – settlement Annenskyi karier	№ 180-07-1551 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Zelenye Gori – village Borisovo pole	№ 180-07-1564 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Krutoi Maidan – village Kostino	№ 180-07-1563 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Novyi Mir – settlement Ravenstvo	№ 180-07-1562 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Petlino – village Vaz'yan	№ 180-07-1561 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Naumovo – settlement Borikha	№ 180-07-1536 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Khokhloma – village Ermilovskaya	№ 180-07-1534 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Semino – village Glibino	№ 180-07-1535 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Balakhna town – village Lyapunikha	№ 180-07-1631 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Balakhna town – village Lipovki	№ 180-07-1630 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Belbazh – village Moeklovka	№ 180-07-1538 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Prosek – village Khokhlovka	№ 180-07-1539 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Prosek – village Selskaya Maza	№ 180-07-1540 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Beloe – village Belozery	№ 180-07-1541 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vershilovo – settlement Chistoe	№ 180-07-1528 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vershilovo – village Kosyakovo	№ 180-07-1527 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Penza oblast			
Village Kazarka – village Novikovka, Village Kazarka – village Tuynar, Settlement Sura – village Pavlovka,	№ 06-001382Д of 03.05.2006	Before 02.05.2016	343,5-344,0/307,5-308,0MHz

Nikolsk town – village M.Polyana, Village Mezhdurechie – village Pokrovka			
Salgany – village Akulinino	№ 06-003152Д of 26.08.2006	Before 27.08.2016.	343,5-344,0/307,5-308,0MHz
Serdobsk town – village Meshcherskoe	№ 06-002636Д of 10.07.2006	Before 09.07.2016	343,5-344,0/307,5-308,0MHz
Settlement Sura – village Pavlovka	№ 07-004403Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Koloyar – village Kaurets	№ 07-004407Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Belyn – settlement Vyazovyi	№ 07-004405Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Golitsyno – settlement Dubki	№ 07-004397Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Pachelma – village Troitskoe, crossing point Vyglyadovka, settlement Vladychkino, settlement Krasnye ozera, settlement Podgornyi, crossing point Pyatnitskoe	№ 07-004404Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Seryi Kluch – village Staraya Nyavka	№ 07-004408Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Verkhnyi Lomov – village Zamuravskie Vyselki, village Endashevka	№ 07-004401Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Kazarka – village Tyunyar	№ 07-004402Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Arshinovka – village Razhki, settlement Srednyi, village Kobyaki	№ 07-004398Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Novaya Pyatina – village Krivozerie	№ 07-004400Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Nizhny Lomov – village Gai	№ 07-004399Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Belinskyi town – village Shelaleika	№ 07-004415Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Tamala – village Khmyrovo	№ 07-004411Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Virga – settlement Dmitrievskyi	№ 07-004409Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Svishchenka – village Kanishchevo, village Srednerechie	№ 07-004410Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Varvarino – village Voinovo	№ 07-004414Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Malaya Sergeevka – village Kashirovka, village Annino	№ 07-004412Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Sannikovo – village Mosolovo	№ 07-004413Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz

Village Kerra – settlement Podgornyi	№ 07-004417Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Mezhdurechie – village Pokrovka	№ 07-004406Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Novyi Valovai – village Staryi Valovai	№ 07-004416Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Bolshoi Michkas – village Leshchinovo	№ 07-004418Д of 31.05.2007	Before 30.05.2017	343,5-344,0/307,5-308,0MHz
Village Staraya Yaksarka – settlement Rango-Lis'ma	№ 180-07-1568 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Alexeevka – village Churdyumka	№ 180-07-1585 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Alexeevka – village Kruglovka	№ 180-07-1584 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Koldaiss – settlement Ivanovka	№ 180-07-1569 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshoe Permievo – village Maloe Permievo	№ 180-07-1565 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Peschanka – village Arapino	№ 180-07-1567 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Suleimanovka – farm yard Stupishino	№ 180-07-1566 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Chernoyar – settlement Vas'kin Bor	№ 180-07-1357 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Chernoyar – settlement Golybtsy	№ 180-07-1358 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kirillovo – settlement Nikitovka	№ 180-07-1364 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Userdino – village Peshenskoe	№ 180-07-1359 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Userdino – village Generalovo	№ 180-07-1360 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Morsovo – village Mikhailovka	№ 180-07-1361 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Krasnaya Dubravna – village Lachinovo	№ 180-07-1362 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Krasnaya Dubravna – village Andreevka	№ 180-07-1363 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Otorma – r/w station Dashkovo	№ 180-07-1365 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Otorma – settlement Novaya Stefiya	№ 180-07-1366 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Otorma – village Lebedyanka	№ 180-07-1367 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Otorma – settlement Krasnaya Zvezda	№ 180-07-1368 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Settlement Zametchino – village Grafinino	№ 180-07-1369 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vadinsk – village Russkaya Shurinovka	№ 180-07-1382 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vadinsk – village Shcherbakovka	№ 180-07-1381 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vybornoe – village Sudakaevka	№ 180-07-1380 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vybornoe – village Snokhovka	№ 180-07-1379 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kargalei – village Ol'gino	№ 180-07-1378 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kotel – village Aksenovka	№ 180-07-1377 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Rtishchevo – village Pol'naya Krutovka	№ 180-07-1376 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshaya Luka – village Kurilovka	№ 180-07-1375 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kopovka – village Krasnaya Polyana	№ 180-07-1374 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Rakhmanovka – village Dubasovo	№ 180-07-1373 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Rakhmanovka – village Snokhino	№ 180-07-1372 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sergo-Polivanovo	№ 180-07-1371 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Tatarskaya Laka – village Chudovka	№ 180-07-1370 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Chamzinka – village Kamenka	№ 180-07-1422 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Medaevo – village Kamenskyi	№ 180-07-1421 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Medaevo – village Lyulya	№ 180-07-1420 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Pashkovo – village Veselaya	№ 180-07-1355 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Chernoyar – village Chernopolesie	№ 180-07-1356 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Ryanza – village Zhdanovka	№ 180-07-1352 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Ryanza – village Lesnoe	№ 180-07-1351 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Saltykovo – settlement Zavodskoi	№ 180-07-1350 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Rossiya – village Nilovka	№ 180-07-1349 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Settlement Pachelma – village Pokrovka	№ 180-07-1274 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Novaya Tolkovka – village Novaya Studenka	№ 180-07-1273 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Obval – village Maslovka	№ 180-07-1293 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Obval – village Nevezhkino	№ 180-07-1294 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Tamala – village Ozerki	№ 180-07-1295 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sannikovka – village Pletnevka	№ 180-07-1296 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Podgornoe – village Pokrovskoe	№ 180-07-1287 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sosnovka – settlement Zalivnoi	№ 180-07-1288 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sosnovka – settlement Ryazanovka	№ 180-07-1289 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Timiryazevo – r/w station Khutor	№ 180-07-1290 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Bashmakovo – village Belozerka	№ 180-07-1292 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Morsovo – village Nikolskoe	№ 180-07-1353 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Pashkovo – settlement Krym	№ 180-07-1354 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Verkhnie Polyany – village Gai-Sharapino	№ 415-07-0155Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Village Lermontovo – village Shchepot'evo	№ 415-07-0153Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Village Lermontovo – village Podsot	№ 415-07-0152Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Village Lermontovo – village Mikhailovka	№ 415-07-0151Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Kamenka town – r/w station Adikaevka	№ 415-07-0150Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Kamenka town – village Novaya Esineevka	№ 415-07-0148Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Kamenka town – village Staraya Esineevka	№ 415-07-0149Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Belinskyi town – village Syadra	№ 415-07-0156Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Belinskyi town – village Novaya Kashtanovka	№ 415-07-0158Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Belinskyi town – village Staraya Kashtanovka	№ 415-07-0159Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz

Belinskyi town – village Ozerki	№ 415-07-0157Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Belinskyi town – village Tolstovo	№ 415-07-0162Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Village Bolshie Verkhi – settlement Raduga	№ 415-07-0147Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Village Argamakovo – village Serzhino	№ 415-07-0154Д of 05.12.2007	Before 04.12.2007	343,5-344,0/307,5-308,0MHz
Village Svishchevka – village Rodno-Bondovka	№ 415-07-0164Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Village Svishchevka – village Bondovka	№ 415-07-0163Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Village Svishchevka – village Lyagushovka	№ 415-07-0160Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Village Shiryaevo – village Pokhvistnevo	№ 415-07-0161Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Village Kargalei – village Markino	№ 180-07-1608 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kirillovo – settlement Krasnaya Sushka	№ 180-07-1607 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Kuznetsk town – village Trakhaniotovo	№ 180-07-1606 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Sursk town – r/w station Nikonovo	№ 180-07-1601 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Shugurovo – village Novopolyanskoe	№ 180-07-1600 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Arkhangelskoe – village Ukrainka	№ 180-07-1602 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Lesnoi V'yas – settlement Lugovoi	№ 180-07-1616 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Lunino – settlement Berezovskyi	№ 180-07-1615 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Il'mino – village Nechaevka	№ 180-07-1637 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Il'mino – village Chernyaevka	№ 180-07-1638 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Il'mino – village Gremyachevka	№ 180-07-1639 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kazarka – village Novinovka	№ 180-07-1636 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Mezhdurechie – village Usovka	№ 180-07-1641 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Mezhdurechie – village Krasnoe	№ 180-07-1642 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Krasnopolie – village Veselopolie	№ 180-07-1604 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Village Tataro-Nikolskoe – village Kashaevka	№ 180-07-1603 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Vilage Bolshoe Kirdyashevo – village Kazenchik	№ 180-07-1575 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pot'ma – village Kul'manovka	№ 180-07-1589 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshoi V'yas – village Bolshoi Klyuch	№ 180-07-1613 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Naskaftym – village Piksankino	№ 180-07-1573 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Tsarevshchino – village Malinovka	№ 180-07-1595 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Tsarevshchino – village Belogorka	№ 180-07-1593 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Chernozerie – settlement Pot'minskyi	№ 180-07-1596 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Chernozerie – settlement Yasnaya Polyana	№ 180-07-1597 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Chernozemie – settlement Novaya Polyana	№ 180-07-1594 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Nizhnyi Myval – village Verkhnyi Myval	№ 180-07-1598 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Yulovo – village Pankratovka	№ 180-07-1588 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Yurlovo – village Pichuevka	№ 180-07-1586 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Yurlovo – village Elizino	№ 180-07-1587 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Uspenskoe – village Fatuevka	№ 180-07-1592 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Yakovlevka – farm yard Krutoi	№ 180-07-1576 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sosnovka – settlement Vtoroe otdelenie	№ 180-07-1577 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Sazanie – settlement Krugloe	№ 180-07-1578 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Koltovskoe – village Lipyagi	№ 180-07-1579 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bessonovka – village Sergeevka	№ 180-07-1605 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Il'mino – village Alexandrovka	№ 180-07-1571 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kargaleika – village Boryatino	№ 180-07-1572 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Naskaftym – village Neklyudovo	№ 180-07-1574 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Settlement Nochka – village Novoarapovka	№ 180-07-1643 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Nochka – village Zaborovka	№ 180-07-1644 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Koldaiss – village Vilyaevka	№ 180-07-1570 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Beketovka – village Ivanovka	№ 180-07-1609 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Krasnaya Gorka – village Lachinovka	№ 180-07-1580 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pichileika – village Kafdaflei	№ 180-07-1581of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Syuzyumskoe – village Malaya Sadovka	№ 180-07-1582 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Syuzyumskoe – village Baluk	№ 180-07-1583 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolotnikovo – village Nazarievka	№ 180-07-1611 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolotnikovo – village Suvorovo	№ 180-07-1612 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolotnikovo – village Nadezhdinka	№ 180-07-1610 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Lunino – village Cherteim	№ 180-07-1614 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Shugurovo – village Ozerki	№ 180-07-1599 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Uspenskoe – village Kera	№ 180-07-1591of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pot'ma – settlement Oktyabr	№ 180-07-1590 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Staraya Yaksarka – settlement Rango-Lis'ma	№ 180-07-1568 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Alexeevka – village Chupdyumka	№ 180-07-1585 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Alexeevka – village Kruglovka	№ 180-07-1584 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Koldaiss – settlement Ivanovka	№ 180-07-1569 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshoe Permievo – village Maloe Permievo	№ 180-07-1565 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Vilage Peschanka – village Arapino	№ 180-07-1567 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Suleimanovka – farm yard Stupishino	№ 180-07-1566 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Mordovia Republic			
Radio-TV Transmitting Center's tower – settlement	№ 07-004302Д of 04.06.2007	Before 03.06.2017	343,5 -344/307,5-308MHz

Usypkino			
Radio-TV Transmitting Center's tower – village Zasechnaya Sloboda	№ 07-004301Д of 04.06.2007	Before 03.06.2017	343,5 -344/307,5-308MHz
Village Staroe Shaigovo – village Kivchei, village Nadezhdinka, village Novaya Terizmorga, settlement Klad, village Mizeryan, village Ozhga 2-nd, settlement Rovnyi, village Sarga	№ 07-003226Д of 04.06.2007	Before 03.06.2017	307;434
Village N.Alexandrovka –village Veryakushi, village Gavrilovka, settlement Kuvai	№ 07-003548Д of 04.06.2007	Before 03.06.2017	307;434
Settlement Shiringushi – village Mordovskaya Kozlovka, village Lesnoi Bor	№ 07-003606Д of 04.06.2007	Before 03.06.2017	307;434
Ruzaevka town – village Popovka	№ 07-0041227Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town – settlement Krasnyi Ugol	№ 07-004126Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Apraksino – village Obukhovka	№ 07-003912Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Picheury – village Repakushi	№ 07-003932Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Chamzinka – village Sokolov Gart	№ 07-003929Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Picheury – village Sokolov Gart	№ 07-003933Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Michurino – village Zheleznyi	№ 07-003930Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Apraksino – village Semenovka	№ 07-003921Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Chamzinka – village Alza	№ 07-003925 of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town, Stanislavsky street – settlement Dobrovolnyi	№ 07-004123Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town – village Kulisheika	№ 07-004121Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town – village Mikhailovka	№ 07-004124Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town – village Medvedovka	№ 07-004125Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town – village Bulgaki	№ 07-004129Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town – village Mordovskaya Polyanka	№ 07-004128Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Trofimovshchina – village Kiselikha	№ 07-003920Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Romanovo – village Alexandrovskyi	№ 07-003918Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Ruzaevka town – village Teplovka	№ 07-004122Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Romodanovo – village Grabovka	№ 07-003902Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Romodanovo – village Shilnikovo	№ 07-003919Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Sabaevo – settlement Maidan	№ 07-003904Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Romodanovo – village Kavtrovka	№ 07-003908Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Romodanovo – village Kozlovka	№ 07-003916Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kurmachkasy – village Vasilievka	№ 07-003898Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Saransk town – settlement Pushkino	№ 07-003911Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Russkoe Baimakovo – village Mordovskoe Baimakovo	№ 07-003899Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Khovanshchina – village Kulikovka	№ 07-003917Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz

Village Russkoe Baimakovo – village Novyi Usad	№ 07-003915Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Kochkurovo – village Teplovka	№ 07-003926Д of 20.06.2007	Before 19.06.2017	343,5-344,0/307,5-308,0MHz
Village Novouralets – village Pekhotnoe	№ 07-004361Д of 30.05.2007	Before 29.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Marxsovskyi – settlement Matveevka, village Novodezhkino – settlement Sredneuralskyi, village Alexeevka – village Romashkino	№ 07-004358Д of 30.05.2007	Before 29.05.2017	343,5-344,0/307,5-308,0MHz
Insarskyi district, Radio-TV Transmitting Center's tower – village Vasina Polyana	№ 07-004300Д of 30.05.2007	Before 29.05.2017	343,5-344,0/307,5-308,0MHz
Insarskyi district, Radio-TV Transmitting Center's tower – village Russkoe Yandovishche	№ 07-004303Д of 30.05.2007	Before 29.05.2017	343,5-344,0/307,5-308,0MHz
Village Tengushevo – village Kolomasovo	№ 180-07-1428 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Tengushevo – village Malaya Shoksha	№ 180-07-1427 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Tengushevo – village Kolyaevo	№ 180-07-1426 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Tengushevo – settlement Zavod	№ 180-07-1425 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Tengushevo – village Beloramino	№ 180-07-1424 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Tengushevo – settlement Vyazhga	№ 415-07-0103Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Village Ichalki – settlement Kamchatka	№ 180-07-1423 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Temnikov town – village Aisino	№ 180-07-1403 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Temnikov town – village Staroe Avkimanovo	№ 180-07-1405 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Temnikov town – settlement Obrochnoe	№ 180-07-1404 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Ichalki – KicheVir	№ 415-07-0107Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Ichalki – M.Ichalki	№ 415-07-0108Д of 05.12.2007	Before 04.12.2007	343,5-344,0/307,5-308,0MHz
Yavas – Ozernyi	№ 415-07-0104Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Zhuravkino – Kruglyi	№ 415-07-0105Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
Achadovo – Chufarovo	№ 415-07-0106Д of 05.12.2007	Before 04.12.2017	343,5-344,0/307,5-308,0MHz
The Republic of Mariy-El			
Settlement Kilemary – village Aktayuzh	№ 06-005461Д of 04.12.2006	Before 03.12.2016	343,5-344,0/307,5-308,0MHz
Ioshkar Ola town – village Elemuchash	№ 06-003348Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Kilemary – village Udyurma	№ 06-003263Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Novyi Toriyal, Yubileinaya street 7 – settlement Novyi Toriyal, Yubileinaya street 15	№ 07-000907Д of 30.03.2007	Before 29.03.2017	343,5-344,0/307,5-308,0MHz
Village Pamiyaly – settlement Maiskyi	№ 06-003261Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Village Pamiyaly – settlement Maiskyi	№ 06-003262Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Village Nezhnur – village B.Shuduguzh	№ 06-003347Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Village Mariino – village Kozlovets	№ 06-003448Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Village Mariino – village Kuzmino	№ 06-003202Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Village Mariino – village Karasiayary	№ 06-003264Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz

Village Kokshaisk – settlement Chernoe Ozero	№ 05-021917 of 30.12.2005	Before 29.12.2015	343,5-344,0/307,5-308,0MHz
Village Mariino – settlement Kozikovo	№ 06-003343Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Village Shoibulak – gardens "Saturn"	№ 12-14-3/1242 of 23.07.2002	Before 23.07.2007	343,5-344,0/307,5-308,0MHz
Settlement Ioshkar-Ola – settlement Lesnoi	№ 06-006483Д of 10.01.2007	Before 10.01.2007	343,5-344,0/307,5-308,0MHz
Kozmodemiyansk town – village Shary	№ 05-021914 of 30.12.2005	Before 29.12.2015	343,5-344,0/307,5-308,0MHz
Village Semisola – village Petrovskoe	№ 06-003349Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Pristantsionnyi, village Totskoe, village Kirsanovka	№ 06-002250Д of 09.06.2006	Before 08.06.2016	343,5-344,0/307,5-308,0MHz
Mednogorsk town	№ 06-002196Д of 07.06.2006	Before 06.06.2016	343,5-344,0/307,5-308,0MHz
Village Mariino – village Kozikovo	№ 06-001230Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Village Nezhnur – village M. Shuduguzh	№ 06-001211Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Village Mari-Sola – village Ioshkar-Pomash	№ 06-001219Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Village Mari-Sola – village Zarechka-Ona	№ 06-001212Д of 18.04.2006	Before 27.04.2016	343,5-344,0/307,5-308,0MHz
Village Mariino – village Iksha	№ 06-001213Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Settlement Yuriino – village Polyana	№ 06-001218Д of 18.04.2006	Before 17.04.2016	343,5-344,0/307,5-308,0MHz
Settlement Yurkino – village Karas'yary	№ 180-07-1629 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Kilemary – settlement Kumiaya	№ 06-003346Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Settlement Kilemary – village Toidakovo	№ 06-011976Д of 20.09.2006	Before 19.09.2016	343,5-344,0/307,5-308,0MHz
Settlement Krasnogorskyi – village Oshutyaly	№ 07-001318Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Zvenigovo town – village Chuvash-Otary	№ 07-001319Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Village Kokshaisk – village Markitan	№ 07-001324Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Village Kokshaisk – village Dolgaya Staritsa	№ 07-001322Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Village Kokshaisk – village Urzhumka	№ 180-07-1517 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Kokshamary – village Ivanbelyak	№ 07-001316Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Village Kokshaisk – village Chernoe Ozero	№ 07-001323Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Village Kuzhmara – village Nuktuzh	№ 07-001321Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Village Kokshamary – village Lipsha	№ 07-001325Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Village Chirki – village Kordemka	№ 07-001317Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Settlement Orshanka – village Pavlovskyi	№ 07-001314Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Settlement Orshanka – village Yagodka	№ 07-001313Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Village Staroe Kreshcheno – village Il'inka	№ 07-001310Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Village Shordur – village Petrovskoe	№ 07-001311Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Village Polevaya – village Pekoza	№ 07-001312Д of 06.04.2007	Before 05.04.2017	343,5-344,0/307,5-308,0MHz
Village Vasil'evskoe – village Kugai	№ 180-07-1618 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vasil'evskoe – village Nikolskaya Sloboda	№ 180-07-1617 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vasil'evskoe – village Abrosimovo	№ 180-07-1620 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Mariino – settlement Kozikovo	№ 180-07-0932 of 24.07.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Mariino – village Kozlovets	№ 180-07-1623 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Mariino – village Podgornoe	№ 180-07-1627 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Village Bolshie Pam'yaly – village Togashevo	№ 180-07-1471 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshie Pam'yaly – settlement Maiskyi	№ 180-07-1472 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Ershovo – village Yuksary	№ 180-07-1473 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Ershovo – village Alataikino	№ 180-07-1498 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Nuzhnur – village Vaseni	№ 180-07-1474 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnyi Most – settlement Kuzhinskyi	№ 180-07-1524 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sheklyanur – settlement Starozhilsk	№ 180-07-1523 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sheklyanur – village Argamach	№ 180-07-1522 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pomary – village Pekoza	№ 180-07-1521 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Valtovo – village Salavir	№ 180-07-1529 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Valtovo – village Bobrovka	№ 180-07-1530 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Gavrilovka – village Grachikha, building 2	№ 180-07-1531 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Gavrilovka – village Maximovo	№ 180-07-1532 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Shadrino – village Ovsyannikovo	№ 180-07-1533 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Turkushi	№ 180-07-1506 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Shchetochnoe	№ 180-07-1507 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Kanerga	№ 180-07-1487 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Vishnevaya	№ 180-07-1488 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Karmaleika	№ 180-07-1489 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Kudlei	№ 180-07-1490 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Gari	№ 180-07-1491 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Ardatov – village Kavlei	№ 180-07-1492 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Mukhtolovo – raz'ezd Venets	№ 180-07-1508 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Mukhtolovo – settlement Krasnaya Rechka	№ 180-07-1509 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Mukhtolovo – village Sakony	№ 180-07-1510 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Voskresenskoe – settlement Krutets	№ 180-07-1511 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Navashino town – village Knyazevo	№ 180-07-1512 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Navashino town – village Bezvernikovo	№ 180-07-1513 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Valtovo – village Kistanovo	№ 180-07-1514 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Valtovo – village Rumasovo	№ 180-07-1515 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sidelnikovo – village Lipsha	№ 180-07-1518 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sidelnikovo – settlement Chernoe Ozero	№ 180-07-1519 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sidelnikovo – settlement Chernoe Ozero	№ 180-07-1520 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sidelnikovo – village Ivanbelyak	№ 180-07-1516 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sidelnikovo – village Dolgaya Staritsa	№ 180-07-1505 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnyi Most – village Shaptunga	№ 180-07-1496 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnyi Most – settlement Shusher	№ 180-07-1497 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Mariino – settlement Kuzmino	№ 180-07-1622 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Mariino – village Kruglovo	№ 180-07-1624 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Mariino – village Iksha	№ 180-07-1628 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz

Village Mariino – village Kromka	№ 180-07-1619 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Vizim'yary – village Kuplonga	№ 180-07-1467 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Vizim'yary – village Bolshoi Ermuchash	№ 180-07-1468 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Nezhnur – settlement Nezhnurskyi	№ 180-07-1469 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Kilemary – settlement Aktayuzh	№ 180-07-1470 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pektubaevo – village Shalagino	№ 180-07-1501 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Kozmodemiyansk town – settlement Tri Rutki	№ 180-07-1502 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Kozmodemiyansk town – settlement Shary	№ 180-07-1503 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Troitskyi Posad – village Pokrovskoe	№ 180-07-1504 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshoe Kibeevo – settlement Udyurma	№ 180-07-1495 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Ershovo – village Evseikino	№ 180-07-1499 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Ershovo – village Cheremukha	№ 180-07-1500 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Vasil'evskoe – village Kugai	№ 180-07-1618 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Mariino – settlement Kozikovo	№ 180-07-1621 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshie Pam'yaly – village Togashevo	№ 180-07-1471 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Bolshie Pam'yaly – settlement Maiskyi	№ 180-07-1472 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Ershovo – village Yuksary	№ 180-07-1473 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Nezhnur – village Vaseni	№ 180-07-1474 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Settlement Krasnyi Most	№ 180-07-1524 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sheklyanur – settlement Starozhilsk	№ 180-07-1523 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Sheklyanur – village Argamach	№ 180-07-1522 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Village Pomary – village Pekoza	№ 180-07-1521 of 24.09.2007	Before 23.09.2017	343,5-344,0/307,5-308,0MHz
Orenburg oblast			
Village Novonikolskoe – village Kolychevo, village Mustafieo, village Nikolaevka	№ 06-002138Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Boevaya Gora – farm Korolki, village Elshanka – r/w station Mayachnaya	№ 07-001046Д of 26.03.2007	Before 25.03.2017	343,5-344,0/ 307,5-308,0
Village Krasnyi Yar – village Shutovo	№ 07-001050Д of 26.03.2007	Before 25.03.2008	343,5-344,0/ 307,5-308,0
Village Privolnoe – village Stepnoe, Village Peschanoe, village Lugovoe	№ 07-001047Д of 26.03.2007	Before 25.03.2008	343,5-344,0/ 307,5-308,0
Village Studenoe – village Krestovka, settlement Zazhivnyi	№ 07-001042Д of 26.03.2007	Before 25.03.2008.	343,5-344,0/ 307,5-308,0
Settlement Dimitrivskyi – village Sukhodolnyi, settlement Bratskyi, village Filippovka	№ 07-001043Д of 26.03.2007	Before 25.03.2017	343,5-344,0/ 307,5-308,0
Village Donetskoe – village Sudakovka	№ 07-001044Д of 26.03.2007	Before 25.03.2017	343,5-344,0/ 307,5-308,0
Village Adamovka – village Radovka	№ 07-001045Д of 26.03.2007	Before 25.03.2017	343,5-344,0/ 307,5-308,0
Settlement Perevolotskyi – farm Samarskyi, village	№ 07-001048Д of 26.03.2007	Before 25.03.2017	343,5-344,0/

Kapitonovka, farm Vyazovka			307,5-308,0
Village Kichkas – village Dolinovka, village Pretoria – village Verkhnyi Kunakbai, village Pretoria – village Kamyshovka, village Pretoria – village Suvorovka	№ 07-001049Д of 26.03.2007	Before 25.03.2017	343,5-344,0/ 307,5-308,0
Village Dobrinka	№ 06-002195Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Nesterovka – village Klyuchevka, settlement Novosergievka	№ 06-002209Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Ziyanchurino – village Bash. Kancherovo, village Adaevo – village Starozaitsevo	№ 06-002210Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Ziyanchurovo – r/w station Dubinovka, Gai town – village Ishkinino, village Stepanovka – village Abdrakhmanovo, village Starye Shalty – village Artemievka, Abdulino town – village Novoyakupuvo, village Borisovka, village Klyuchevka, village Romanovka, village Zobovo – village Zereklo, village Kolychevo – village Novonikolskoe	№ 07-003232Д of 18.06.2007	Before 17.06.2017	343,5-344,0/ 307,5-308,0
Village Bakaevo – village Zerikla, village Labazy, village Baigorodovka – village Fedorovka, settlement Pervomaiskyi – settlement Maevka, village Taly, settlement Chkalovskyi, village Novocherkassk – village Krasnogorsk, village Chernyi Otrog, village Sultakai – settlement Maiskyi, settlement Burannyi – village Aktynovo	№ 07-003231Д of 18.06.2007	Before 17.06.2017	343,5-344,0/ 307,5-308,0
Village Staroyakupovo, village Boriskino, village Novodezhkino – village Nataliino, village Gorodishche – settlement Chebenki, village Elatomka – village Oktyabrevka, village Kiryushkino	№ 07-003230Д of 18.06.2007	Before 17.06.2017	343,5-344,0/ 307,5-308,0
Village Vasilievka – village Novoselki	№ 06-002139Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Novoselki – village Knyazhevo	№ 07-004365Д of 30.05.2007	Before 29.05.2017	343,5-344,0/ 307,5-308,0
Village Belyaevka – settlement Pravoberezhnyi	№ 06-006562Д of 17.01.2007	Before 16.01.2017	343,5-344,0/ 307,5-308,0
Village Aksenkino	№ 06-002194Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Vozdvizhenka – village Irek, village Chernyi Otrog – village Sovetskoe, settlement Saraktash	№ 06-006561Д of 17.01.2007	Before 16.01.2017	343,5-344,0/ 307,5-308,0
Village Andreevka – village Fedorovka, village Kurmanaevka – village Mezhdulesie	№ 06-006563Д of 17.01.2007	Before 16.01.2017	343,5-344,0/ 307,5-308,0

Village Naryshkino – village Ilev	№ 07-004346Д of 30.05.2007	Before 29.05.2017	343,5-344,0/ 307,5-308,0
Village Sumorievo – village Melsevatovka	№ 07-004353Д of 30.05.2007	Before 29.05.2017	343,5-344,0/ 307,5-308,0
Yasnyi town – village Alasai	№ 06-006564Д of 17.01.2007	Before 16.01.2017	343,5-344,0/ 307,5-308,0
Village Alabaital	№ 06-002193Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Settlement Fadeevskyi – village Besedeno	№ 06-002140Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Starokutlumbetievo, village Staromukmenevo – village Shamassovka	№ 06-002156Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Dmitrievka, village Egorievka – village Iskra, village Ereminka	№ 06-002154Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Nizhnya Vyazovka, village Verkhya Vyazovka	№ 06-002152Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Tashla – village Prokuronovka, village Vyazovoe – village Krynitsa	№ 06-002151Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Gai town – village Khalilovo, Gai town – village Kalinovka	№ 06-002141Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Sorochinsk town	№ 06-002192Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Novotroitsk town	№ 06-003813Д of 06.09.2006	Before 05.09.2007	343,5-344,0/ 307,5-308,0
Village Sukhorechka, village Privolnoe – village Stepnoe	№ 06-003815Д of 06.09.2006	Before 05.09.2007	343,5-344,0/ 307,5-308,0
Buguruslan town – village Ozerovka, Buguruslan town – village Kiryushkino, village Koptyazhevo	№ 06-002153Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Abdulino town – village Novoyakupovo, Abdulino town – village Novyi Tiris	№ 06-002143Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Nizhnepavlovka – village Vyazovka, village Arkhangelovka, r/w station Kargala, settlement Yunyi, village Sergievka, village Nikolskoe	№ 06-002155Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Abdulino town, settlement Pervomaiskyi, village Vasilievka, village Stepanovka, village Iskra, settlement Cheremushki	№ 06-002150Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Sol-Iletsk, village Ugolnoe, village Boevaya Gora, village Grigorievka	№ 06-002144Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Pleshanovo – village Yugovka, village Preobrazhenka – village Ibrisovo, village Kinzelka – village Voznesenka, village Podolsk – village	№ 06-002145Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0

Staroyuldashevo			
Village Kamsak, settlement Tselinnyi, village Rannee, village Miroshkino, village Tashla – village Borodinsk	№ 06-002146Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Settlement Sladkov, village Yaman, village Ozerki, village Nizhneozernoe, village Studenoe, village Izobilnoe, village Linevka, village Divnopolie – village Zemlyanskoe, village Studenoe – village Krestovka	№ 06-002149Д of 07.06.2006	Before 06.06.2016	343,5-344,0/ 307,5-308,0
Village Novosergievka, village Mustaevo, village Kuvai – village Suzanovo	№ 05-001049Д of 26.12.2005	Before 25.12.2015	343,5-344,0/307,5-308,0MHz
Village Pronkino – village Shestaikino; village Zaviyalovka – Buguruslan town	№ 05-001455Д of 28.12.2005	Before 27.12.2015	343,5-344,0/307,5-308,0MHz
Village Krasnokholm – village Gainulino	№ 05-001437Д of 30.12.2005	Before 29.12.2015	343,5-344,0/307,5-308,0MHz
Village Erokhovka – village Petro-Khersonets, village Russko-Ignashkino, village Verkhnee Ignashkino, village Taly, village Lugovoe	№ 05-001473Д of 30.12.2005	Before 29.12.2015	343,5-344,0/307,5-308,0MHz
River harbor "Rutka"	№ ВП-05817 of 22.12.2005	Before 21.12.2015	343,5-344,0/307,5-308,0MHz
Settlement Kilemary – village Kumiaya	№ 06-003346Д of 09.08.2006	Before 08.08.2016	343,5-344,0/307,5-308,0MHz
Gai town, village Ishkinino, settlement Novorudnyi, village Kalinovka	№ 56/4210 of 13.10.2003	Before 13.10.2006 Being extended by Federal Communications Agency	343,5-344,0/307,5-308,0MHz
Orsk town, settlement Novoorsk, village Kvarkeno, settlement Adamovka	№ 06-006357 of 22.01.2007	Before 21.01.2017	37MHz
Village Staroyakupovo, village Boriskino, village Novozherdino, village Nataliino, village Gorodishche, village Chebenki, village Elatomka, village Oktyabrevka, village Kiryushkino	№ 56-876-28 of 27.02.2004	Before 27.02.2007	343,5-344,0/307,5-308,0MHz
Village Ziyanchurino – village Dubinovka, Gai town – village Ishkinino, Village Stepanovka – village Abdrakhmanovo Village Starye Shalty – village Artemievka, Abdulino town – village Novoyakupuvo, village Borisovka – village Klyuchevka, village Romanovka; village Zobov – village Zeriklo, village Kolychevo – village Novonikolskoe	№ 56-876-27 of 27.02.2004	Before 27.02.2007	343,5-344,0/307,5-308,0MHz
Village Bakaevo – village Zerikla, village Labazy , village Baigorodovka – village Fedorovka; settlement Pervomaiskyi – village Maevka, village Taly , settlement Chkalovskyi, village Novocherkassk – village Krasnogorsk, village Chernyi Otrog, village	№ 56-876-29 of 27.02.2004	Before 27.02.2007	343,5-344,0/307,5-308,0MHz

Sultakai – settlement Maiskyi, settlement Burannyi – settlement Aktynovo			
Yasnyi town – village Alasai	№ 06-006564 of 17.01.2007	Before 16.01.2017	343,5-344,0/307,5-308,0MHz
Village Grigorievka – village Vozrozhdenie, settlement Kazanka	№ 07-003296Д of 04.06.2007	Before 03.06.2017	343,5-344,0/307,5-308,0MHz
Village Pokrovka – village Troitsk, village Ivanovka, village Novoiletsk – settlement Krutie Gorki, village Linevka – village Koblovo, settlement Divnopolie – settlement Zemlyanskyi	№ 07-003227Д of 04.06.2007	Before 03.06.2017	343,5-344,0/307,5-308,0MHz
Village Vozdvizhenka – village Irek, village Chernyi Otrog, village Sovetskoe – settlement Saraktash	№ 06-006561Д of 17.01.2007	Before 16.01.2017	343,5-344,0/307,5-308,0MHz
Kuvandyk town – village Novaya Rakityanka, village Novouralsk – village Lugovskoe, Kuvandyk town – village Churaevo, Kuvandyk town – pioneer camp "Volna"	№ 07-000100Д of 30.01.2007	Before 29.01.2017	343,5-344,0/307,5-308,0MHz
Village Andreevka – village Mezhdulesie	№ 06-006563Д of 17.01.2007	Before 16.01.2017	343,5-344,0/307,5-308,0MHz
Village Belyaevka – settlement Pravoberezhnyi	№ 06-006562Д of 17.01.2007	Before 16.01.2017	343,5-344,0/307,5-308,0MHz
Village Ushkaty – village Bogoyavlenka	№ 56-876-172 of 30.06.2004	Before 30.06.2007	343,5-344,0/307,5-308,0MHz
Village Novozhedrino, village Timoshkino, village Novospasskoe – village Starokutlumbetievo	№ 06-003706Д of 06.09.2006	Before 05.09.2016	343,5-344,0/307,5-308,0MHz
Village Dobrinka, village Yafarovo – settlement Komsomolskyi	№ 06-003695Д of 06.09.2006	Before 05.09.2016	343,5-344,0/307,5-308,0MHz
Village Pogromnoe – village Zhidilovka	№ 06-003692Д of 06.09.2006	Before 05.09.2016	343,5-344,0/307,5-308,0MHz
Settlement Novosergievka – village Pokrovka, village Verkhnyaya Platonovka	№ 06-003693Д of 06.09.2006	Before 05.09.2016	343,5-344,0/307,5-308,0MHz
Village Grachevka	№ 06-003707Д of 06.09.2006	Before 05.09.2016	343,5-344,0/307,5-308,0MHz
Village Novomusino – village Urnyak	№ 06-003699Д of 06.09.2006	Before 05.09.2016	343,5-344,0/307,5-308,0MHz
Settlement Novoorsk – village Kumak	№ 06-003709Д of 06.09.2006	Before 05.09.2016	343,5-344,0/307,5-308,0MHz
Village Vasilievka	№ 06-003700Д of 06.09.2006	Before 05.09.2016	343,5-344,0/307,5-308,0MHz
Abdulino town, settlement Iskra – village Arkaevka	№ 06-003703Д of 06.09.2006	Before 05.09.2016	343,5-344,0/307,5-308,0MHz
Village Pleshanovo – village Sredneilyasovo	№ 06-003708Д of 06.09.2006	Before 05.09.2016	343,5-344,0/307,5-308,0MHz
Village Dubinovka – village Novosakmarsk	№ 06-003694Д of 06.09.2006	Before 05.09.2016	343,5-344,0/307,5-308,0MHz
Village Ponomarevka – village Nauruzovo, village Semenovka, village Sofievka, village Nizhnie Kuzly	№ 06-003756Д of 15.09.2006	Before 14.09.2016	343,5-344,0/307,5-308,0MHz
Settlement Kilemary – village Toidakovo	№ 06-011976 of 20.09.2006	Before 19.09.2016	343,5-344,0/307,5-308,0MHz
Village Novaya Kazanka, village Tupikovka, village Aldarkino, village Shakhmatovka	№ 06-003701Д of 12.09.2006	Before 11.09.2016	343,5-344,0/307,5-308,0MHz
Village Vozdvizhenka – village Irek, settlement Saraktash – village Cherkassy	№ 06-003814Д of 12.09.2006	Before 11.09.2016	343,5-344,0/307,5-308,0MHz
Village Koptyazhevo – village Kokosheevka, village Nushtaikino	№ 06-003698Д of 12.09.2006	Before 11.09.2016	343,5-344,0/307,5-308,0MHz

Village Sekretarka, village Pavlovka, village Starodomoseikino	№ 06-003704Д of 12.09.2006	Before 11.09.2016	343,5-344,0/307,5-308,0MHz
Village Sakmara – village Ereminka, village Svetlyi	№ 06-003702Д of 12.09.2006	Before 11.09.2016	343,5-344,0/307,5-308,0MHz
Village Romanovka	№ 06-003705Д of 12.09.2006	Before 11.09.2016	343,5-344,0/307,5-308,0MHz
Village Ziyanchurino – r/w station Dubinovka, Gai town – village Ishkinino, village Stepanovka 2-nd – village Abdrakhmanovo, village Starye Shalty – village Artemievka, Abdulino town – village Novoyakupovo, village Borisovka – village Klyuchevka, village Romanovka, village Zobovo – village Zereklo, village Kolychevo – village Novonikolskoe	№ 07-003232Д of 18.06.2007	Before 17.06.2017	343,5-344,0/307,5-308,0MHz
Village Staroyakupovo – village Boriskino, village Novozhedrino – village Nataliino, village Gorodishche – settlement Chebenki, village Elatomka – village Oktyabrevka, village Kiryushkino	№ 07-003230Д of 18.06.2007	Before 17.06.2017	343,5-344,0/307,5-308,0MHz
Village Bakaevo – village Zerikla, village Labazy , village Baigorodovka – village Baigorodovka, village Fedorovka – settlement Pervomaiskyi; village Maevka – village Taly , settlement Chkalovskyi, village Novocherkassk – village Krasnogorsk, village Chernyi Otrog , village Sultakai – settlement Maiskyi, settlement Burannyi – village Aktynovo	№ 07-003231Д of 18.06.2007	Before 17.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Ural – village Zhanatan	№ 56-876-172 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Settlement Ural – settlement Rovnyi	№ 56-876-172 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Settlement Novouralsk – village Zaluzhie	№ 56-876-172 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Settlement Veselyi – village Nagumanovka	№ 56-876-172 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Village Furmanovo – village Konnoe	№ 56-876-172 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Village Furmanovo – village Prudy	№ 56-876-172 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz

Village Uranbash – village Ivanovka	№ 56-876-172 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Village N.Gumbet – village Morozovskoe	№ 56-876-172 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Settlement Suvorovskyi – village Glubinnoe	№ 56-876-172 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Village Troitsk – village Ivanovka	№ 56-876-171 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Sol-Iletsk town – village Mayachnoe	№ 56-876-171 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Village Sergushino – village Kyzyl Yar	№ 56-876-171 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Village Andreevka – village M.Surmet	№ 56-876-171 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Settlement Dimitrovskyi – settlement Bratskyi	№ 56-876-171 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Settlement Dimitrovskyi – settlement Sukhodolnyi	№ 56-876-171 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Village Yudinka – village Bryanchaninovo	№ 56-876-171 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Village Voskresenovka – village Alexeevka	№ 56-876-171 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Village Kurmanaevka – village Petrovka	№ 56-876-171 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Settlement Koltubanovskyi – settlement Opytnyi	№ 56-876-171 of 30.06.2004	Before 30.06.2007 Being extended by Rossvyazokhrancultury	343,5-344,0/307,5-308,0MHz
Village Tashla – village Prokuronovka	№ 56-876-171 of 30.06.2004	Before 30.06.2007 Being extended by	343,5-344,0/307,5-308,0MHz

		Rossvyazokhrancultury	
Village Podgorodniya Pokrovka – village Pavlovka Settlement Pervomaiskyi – settlement Svetlogorka Raz'ezd 20 – settlement Chistyi	№ 07-002659Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Chebenki – village Prechistinka Settlement Chebenki – settlement Bylinnyi Settlement Chebenki – settlement Bakalka	№ 07-002660Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Karavainyi – settlement Uzlovoi Village Nezhinka – settlement Aeroport Village Nezhinka – farm yard Medovka	№ 07-002661Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Village Zubarevka – farm Tsvetnaya Pustosh Settlement Gornyi – village Priyutovo	№ 07-002662Д of 16.05.2007	Before 15.05.2017	343,5-344,0/307,5-308,0MHz
Settlement Shakhtnyi – village Sukhorechka, village Tamar-Utkul, settlement Ulga	№ 07-003297Д of 07.06.2007	Before 06.06.2008	307;343MHz
Village Karpovka – village Nadezhdenka, village Verkhneozernoe – village Romanovka, village Sergievka – settlement Stepnoi, r/w station Aidyrlya – settlement Pervoe Maya, village Sofievka	№ 07-004363Д of 09.06.2007	Before 08.06.2017	343,5-344,0/307,5-308,0MHz
Settlement Marksovskyi – settlement Kurskyi	№ 306-07-1634 of 16.10.2007	Before 15.10.2017	343,5-344,0/307,5-308,0MHz
Village Georgievka – settlement Rosshchepkino, village Cheboksarovo – village Streletsk	№ 306-07-1635 of 16.10.2007	Before 15.10.2017	343,5-344,0/307,5-308,0MHz
Village Dumino – settlement Glazovo	№ 180-07-1409 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
R/w station Zaglyadino – village Verkhnezaglyadino, settlement Chkalovskyi – settlement Sosnovka, village Novosultangulovo – settlement Kurbanai, r/w station Zaglyadino	№ 180-07-1410 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Verkhnebuzulukskyi – village Mulyukovo, settlement Yabinnyi, settlement Zagorie	№ 180-07-1271 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Zadorozhnyi – settlement Krylovskyi	№ 180-07-1270 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Yasnogorskyi – settlement Plodorodnyi	№ 180-07-1268 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Nesterovka – village Roptanka	№ 180-07-1269 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Sverdlovskyi – settlement Yuzhnyi, settlement Sverdlovskyi – settlement Ermakovo	№ 180-07-1266 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Proletarka – settlement Komsomolets	№ 180-07-1267 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Sud'bodarovka – village Novoakhmerovo	№ 180-07-1265 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz

Village Kinzelka – settlement Alexandrovka	№ 180-07-1257 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Dumino – settlement Glazovo	№ 180-07-1409 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Suvorovskyi – settlement Kubanka, settlement Glubinnyi, village Elkhovka, settlement Druzhnyi	№ 180-07-1419 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Besedino – village Novobogorodskoe, village Vozdvizhenka – settlement Zhatva, village Ponomarevka – village Dmitrievka, village Maximovka – settlement Grachevka, village Ponomarevka – settlement Grigorievka, Village Klyuchevka – village Il'inovka	№ 180-07-1416 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Novodezhdino – village Borovka, settlement Internatsionalnyi	№ 180-07-1417 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Maloyashkino – village Kamenka	№ 180-07-1413 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Staroyashkino – village Kuz'minovka, village Novonikol'skoe – village Kalikino, village Pokrovka	№ 180-07-1415 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Yagodnoe – settlement Revolyutsioner	№ 180-07-1414 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Totskoe – settlement Pervoe Maya	№ 180-07-1418 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Zagorskyi – village Arkhangelovka	№ 180-07-1256 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Sorochinsk town – village Spasskoe, settlement Sborskyi	№ 180-07-1411 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Rannee – village Irtek, village Miroshkino, Village Trudovoe – village Kuz'minka	№ 180-07-1407 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Stepnoi – village Pustobaevo, settlement Zhirnov, village Novokamenka – village Maiskoe	№ 180-07-1406 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Chebotarevo – village Barangulovo, village Ziyanchurino – village Novosakmarsk, village Yulgutla	№ 180-07-1412 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Egorovka – village Mikhailovka, settlement Svetlyi – village Vozdvizhenka – village Voznesenka, village Chapaevskoe – village Sokolovskoe	№ 180-07-1633 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Krasnyi Kommunar – village Grebeni, village Sakmara – village Rybkhoz	№ 180-07-1632 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Imangulovo the 2-nd – village Anatolievka, farm yard 8 Brigada, village Bikkulovo – village	№ 180-07-1640 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz

Kamenka			
Village Vasilievka – village Ivanovka, settlement Rossiiskyi – settlement Mikhailovskyi, farm yard Shestimirovskyi	№ 180-07-1626 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Grigorievka – village Ukrainka, settlement Zhilgorodok – 202 raz'ezd, village Verkhnie Cheben'ki – village Stepnye ogni, village Razdolnoe, village Arkhipovka – village Donskoe, village Sankovo, village Zhdanovo	№ 180-07-1630 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Komissarovo – farm yard Maximovskyi, farm yard Noven'kyi	№ 180-07-1625 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Novonikitino – village Mikhailovka, settlement Krasnooktyabrskyi – farm yard Tokari, farm yard Manannikov, village Oktyabrskoe – settlement Vzgorie, farm yard Morozovskyi	№ 180-07-1634 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Makarievka – village Yangiz, settlement Severnyi, village Orlovka	№ 180-07-1631 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Il'inka – village Sentsovka	№ 180-07-1635 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Marksovskyi – settlement Kurskyi	№ 180-07-1634 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Georgievka – settlement Roshchepkino, village Cheboksarovo – village Streletsk	№ 180-07-1635 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Village Sharlyk – village Maloslobodka, village Sarmanai – settlement Perovka, village Putyatino – village Izyak-Nikitino, village Vanyushino, village Preobrazhenka – settlement Vishnevka, village Novogeorgievka	№ 180-07-1272 of 24.09.2007	Before 23.09.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Koltubaevskyi – village Elshanka Pervaya, Derzhavino – village Lisiya Polyana, Troitskoe – Preobrazhenka, Krasnaya Slobodka, Zhilinka – Krasnogvardeets, Kinel'chskyi, Matveevka – Staroashirovo	№ 446-07-0176Д of 18.12.2007	Before 17.12.2017	307,5/308,0MHz/343,5-344,0MHz
Vyazovka – settlement Zauralskyi, Krasnokholm – Troitskyi, Nikolskoe – Gorodishche, and others	№ 446-07-0177Д of 18.12.2007	Before 17.12.2017	307,5/308,0MHz/343,5-344,0MHz
Aksakovo – Pilyugino, Polibino – Vishnevka, Russkaya Bokla – Zemskoe, Bestuzhevka – Bugurusla, and others	№ 446-07-0175Д of 18.12.2007	Before 18.12.2007	307,5/308,0MHz/343,5-344,0MHz
Samara oblast			
Village Staryi Maklaush – village Ivanovo-Podbelskoe, village Chelno-Vershiny – village	№ 07-004356Д of 18.06.2007	Before 17.06.2017	343,5-344,0/307,5-308,0MHz

Krivozerikha, village Devlezerkino – settlement Petrovsk			
Samara city – village Shelekhmet, Samara city – village Novinki	№ 06-005476Д of 01.12.2006	Before 30.11.2016	343,5-344,0/307,5-308,0MHz
Zhigulevsk town, village Koshki – village N. Feizullovo, village Elkhovka – village Proleika, village Krasnoe Poselenie – village Troitskaya, village Sukhie Avrali – village Mullovka	№ 06-005376Д of 01.12.2006	Before 30.11.2016	343,5-344,0/307,5-308,0MHz
Settlement Kutuzovskyi – village Sharovka, r/w station Yakushkino, village Karmalo – Adelyakovo	№ 06-003386Д of 10.08.2006	Before 09.08.2016	343,5-344,0/307,5-308,0MHz
Village Bogdanovka – aul Kazakkhskyi, Kinel town – village M.Malyshevka	№ 06-003384Д of 10.08.2006	Before 09.08.2016	343,5-344,0/307,5-308,0MHz
Village N.Mansurkino, village B.Tolkai, village Starye Sosny, village Chernyi Klyuch	№ 06-003383Д of 10.08.2006	Before 09.08.2016	343,5-344,0/307,5-308,0MHz
Village Erzovka	№ 06-003385Д of 10.08.2006	Before 09.08.2016	343,5-344,0/307,5-308,0MHz
Chapaevsk town, r/w station Prepolovenka, r/w station Zvezda, village Obsharovka	№ 06-004234Д of 27.09.2006	Before 04.10.2012	343,5-344,0/307,5-308,0MHz
Village Strochkino – village Nechaikha	№ 06-000610Д of 13.03.2006	Before 12.03.2016	343,5-344,0/307,5-308,0MHz
Village Mikhailovo – Ovsyanka, Mosty, Teplovka	№ 06-006300Д of 25.12.2006	Before 24.12.2016	343,5-344,0/307,5-308,0MHz
Novokuibyshevsk town, village Gorki, village Sytovka, settlement Chapaevskyi, village Vozdvizhenka, village Bolshaya Glushitsa	№ 07-000447Д of 13.02.2007	Before 12.02.2017	343,5-344,0/307,5-308,0MHz
Settlement Yuzhnyi – settlement Tash – Kustiyanovo, settlement Grazhdanskyi, settlement Bogusskyi	№ 07-003668Д of 06.06.2007	Before 05.06.2017	343,5-344,0/307,5-308,0MHz
Samara city – settlement Gavrilova Polyana	№ 07-003830Д of 19.06.2007	Before 18.06.2017	307,5/308,0MHz/343,5-344,0MHz
Village Voskresenka – settlement Zhuravli	№ 07-004039Д of 20.06.2007	Before 19.06.2017	307,5/308,0MHz/343,5-344,0MHz
Settlement Chernovskyi – village Belozerki	№ 07-004037Д of 20.06.2007	Before 19.06.2017	307,5/308,0MHz/343,5-344,0MHz
Samara city, settlement Mekhzavod – settlement Yasnaya Polyana, village Kozelki	№ 07-004368Д of 30.05.2007	Before 29.05.2017	307,5/308,0MHz/343,5-344,0MHz
Syzran town – village Kashpir, settlement Zhuravlevskyi – settlement Erik, Novorepeevskyi, Pesochnyi, Koshelevka – village Raduzhnoe, Troekurovka, Pesochnoe – Obraztsovyi, Troitskoe - Kuchugovka	№ 393-07-0006Д of 22.11.2007	Before 21.11.2017	307,5/308,0MHz/343,5-344,0MHz
B.Konstantinovka – village Alexeevka, Moiseevka, village B.Romanovka –r/w raz'ezd Rozovka, village Khilkovo – village Ekaterinovka, and others	№ 393-07-0007Д of 22.11.2007	Before 21.11.2017	307,5/308,0MHz/343,5-344,0MHz

Settlement Komsomolskyi – village Turgenevka, village Utevka – settlement Kamennyi dol, Neftegorsk – Vetlyanka, Novyi sarbai – settlement Privet, Nikolaevka-2, Krasnosamarskyi – Poplavskyi, Kruglinskyi, Komsomolskyi – Filippovka, Trostyanka, Spiridonovka, Alakaevka – Krasnyi klyuch, Komsomolskyi – Krivaya Luka	№ 393-07-0005Д of 22.11.2007	Before 21.11.2017	307,5/308,0MHz/343,5-344,0MHz
Ulyanovsk oblast			
Village Kundyukovka – village Alexandrovka	№ 06-004107Д of 27.09.2006	Before 26.09.2016	343,8625/307,8625
Village Bolshie Klyuchishchi – village Lomy	№ 06-004106Д of 27.09.2006	Before 26.09.2016	343,9625/307,9625
Village Bolshoe Nagatki – village Solntse	№ 06-004113Д of 27.09.2006	Before 26.09.2016	343,9875/307,9875
Village Mokraya Bugurna – village M.Tsylna	№ 06-004118Д of 27.09.2006	Before 26.09.2016	343,5125/307,5125
Settlement Elkhovoe ozero – village Budenovka	№ 06-004117Д of 27.09.2006	Before 26.09.2016	343,7375/307,7375
Settlement Kemlya of Mordovia Republic	№ 03-12925 of 25.12.2003	Before 01.12.2008	3335, 5225кГц
Mordovia Republic Village Lyambir, Kovylkino town, Ardatov town, settlement Torbeevo, Ruzaevka town, village Atyashevo, village B.Ignatovo, settlement Chamzinka, village S.Shaigovo, village Kochkurovo, Krasnoslobodsk town, settlement Ichalki, village Elniki, village Dubenki, village Lyambir, settlement Romodanovo, settlement Zubova-Polyana, Temnikov town	№ 04-001804 of 21.03.2005	Before 20.03.2015	2520, 4515, 5225KHz
Kirov city	№ 06-006505Д of 18.01.2007	Before 17.01.2017	46,1250 MHz
Village Kinel-Cherkassy	№ 06-006436Д of 22.01.2007	Before 21.01.2017	42,4750 MHz
Settlement Sharanga	№ 06-006360Д of 22.01.2007	Before 21.01.2017	42,9500 MHz
Settlement Tonkino	№ 06-006361Д of 22.01.2007	Before 21.01.2017	42,9500 MHz
Orsk, Novoorsk, Kvarkeno	№ 06-006357Д of 22.01.2007	Before 21.01.2017	37,7250 MHz

b) Communications networks.

Physical communications networks used by the issuer for communications services provision:

DLD and intra-region communication

OJSC VolgaTelecom's intra-region primary network is built on cable (copper and fiber-optic) lines and on microwave links.

The length of cable intra-region transmission lines -		*21 171,3 km*
of which:	- fiber-optic	*13 402,4 km*
The length of microwave links - of which:		*3 321,5 km*
	- digital	*2 117,1 km*
The length of overhead transmission lines -		*361,8 km*
The length of established channels of intra-region primary network		*30 177 900 channel-km*
of which:	- overhead transmission lines - cable transmission lines of which: - fiber-optic cable - microwave radio links - satellite links	*8 400 channel-km* *29 099 700 channel-km* *27 829 400 channel-km* *1 069 800 channel-km* -
The length of channels arranged by digital transmission systems		*29 340 300 channel-km*
of which:	- SDH - PDH	*27 936 800 channel-km* *1 403 500 channel-km*

Automatic long-distance service

The equipment of automatic long-distance service being in operation at OJSC VolgaTelecom network comprises 12 automatic trunk exchanges (ATX) and the equipment of automatic intra-region telephony of the total installed capacity of 75 290 channels. The installed capacity of electronic ATXs accounts for 70 963 channels, the equipment of automatic intra-region telephony – 4 327 channels.

Total equipped capacity of ATXs and of the equipment of automatic intra-region telephony accounts for 57 485 channels, including the capacity of electronic exchanges – 54 331 channels, and the equipment of automatic intra-region telephony – 3 154 channels.

Local telephony

Total installed capacity of local telephony network of OJSC VolgaTelecom amounts to 5 164 000 numbers (including, urban telephony – 4 343 000 numbers, rural telephony – 821 000 numbers). The total number of ATXs is 5737 units, out of them 781 units are at urban telephony network and 4956 units – at rural telephony network.

The quantity of basic telephone sets in OJSC VolgaTelecom network is 4 735 100 units (including at urban telephony network – 3 968 700 units, and at rural telephony network – 766 300 units).

In accordance with priorities of development the arrangements are carried out to replace step-by-step decimal and crossbar switching systems with digital ones. At present the installed capacity of electronic ATXs accounts for 73,7% of the total installed capacity of the network (including at urban telephony network – 78%, and at rural telephony network – 46%).

Fixed line telephony penetration:

Regional subsidiary	Fixed line telephony penetration per 100 residents, total (units\100 residents)	Of which:	
		Urban telephony network	Rural telephony network
Kirov	*28,5*	*34,1*	*14,3*
The Republic of Mariy-El	*26,4*	*35,2*	*11,2*
Mordovia Republic	*28,6*	*34,0*	*20,7*
Nizhny Novgorod	*29,6*	*33,6*	*15,0*
Orenburg	*23,1*	*29,1*	*15,1*
Penza	*23,4*	*28,5*	*13,5*
Samara	*24,1*	*26,0*	*16,3*
Saratov	*22,9*	*26,1*	*13,9*
Udmurtia Republic	*26,0*	*31,9*	*12,7*
Ulyanovsk	*25,8*	*31,0*	*11,6*
Chuvashia Republic	*23,5*	*33,8*	*9,7*

Telegraphy

Telegraphy is arranged on the basis of "Alpha-Telex-600" (TK-AT-600) and also on the basis of SKAT-1000 switching system and integrated "STIN-Э" telegraph exchange operating in AT/Telex channel switching system (switched-channel telegraph service network) and in message switching system in public telegraph service network.

The number of telegraph channels of all kinds arranged by channeling equipment - 9 900,5

Of which
- backbone channels – 1 129,5
- intra-region – 8 745

The number of telegraph links, total – 2 122
Of which
- ***channel switching system (CS) – 778,5***
- ***message switching system (MS) – 1 032,5***
- ***ATOL system – 311***

Intra-region telegraph networks are built on the systems of voice-frequency telegraphy by applying channeling equipment - TT-144, TT-48, TT-12, TBУ-12M, TBУ-15 and ATK-TT channelizing system, and "Alpha-Link M128" modems.

The replacement of analog channeling equipment with digital data transmission systems by applying TK-AT-600 telegraph equipment, ATK-TT channelizing system and installation of АЛ MC 128-2 telegraph gate allows for passing from analog transmission systems to digital ones, for building dedicated telegraph VPN, and also for replacing morally obsolete telegraph sets with PCs.

F-2500, F-2000, T-100 telegraph sets and PCs are used as terminal equipment at telegraph network.

Equipped capacity of CS exchanges is 747 numbers.
The number of terminal units – 1 837 units.
Equipped capacity of integrated CS+MS exchanges is 2 218 numbers.

In case of channels lease, the features of leased channels and the channels' lessors are described:

In accordance with concluded contracts as of 31.12.2007 OJSC VolgaTelecom leases 4 695 communications channels from outside entities, of which: 554 – analog channels, and 4 141 – digital channels.

The leased channels are distributed between the regional subsidiaries in the following way:

Regional subsidiary name	Lessor's name	Channels, total	Of which		Of which					
					Backbone		Intra-region		Local	
			Digital	VF	Digital	VF	Digital	VF	Digital	VF
Kirov	OJSC Rostelecom	265	0	67		3		64		
	Other lessors		150	48			150	48		
The Republic of Mariy-El	OJSC Rostelecom	156	150	6		6	150			
	Other lessors		0	0						
Mordovia Republic	OJSC Rostelecom	16	0	16		4		12		
	Other lessors		0	0						
Nizhny Novgorod	OJSC Rostelecom	1101	0	201		21		180		
	Other lessors		900	0			360		540	
Orenburg	OJSC Rostelecom	309	90	9		9	90			
	Other lessors		210	0			210			
Penza	OJSC Rostelecom	96	1	5	1	5				
	Other lessors		90	0					90	
Samara	OJSC Rostelecom	2507	1080	39		31	1080	8		
	Other lessors		1380	8			810		570	8
Saratov	OJSC Rostelecom	130	0	70		7		63		
	Other lessors		0	60				60		
Udmurtia Republic	OJSC Rostelecom	4	0	4		4				
	Other lessors		0	0						
Ulyanovsk	OJSC Rostelecom	18	0	18		4		14		
	Other lessors		0	0						
Chuvashia Republic	OJSC Rostelecom	93	0	3		3				
	Other lessors		90	0			90			
TOTAL	OJSC Rostelecom	4695	1321	438	1	97	1320	341	0	0
	Other lessors		2820	116	0	0	1620	108	1200	8

The features of analog and digital channels leased from outside entities meet the requirements of voice-frequency channel electrical parameters (RF Ministry of Communications Order № 43 of 15.04.96) and the requirements of digital channel electrical parameters (RF Ministry of Communications Order № 92 of 10.08.96).

3.3. The issuer's future activities plans

Brief description of the issuer's future activities plans and the sources of deferred revenue:

The issuer's strategic objective is to win leading positions in emerging market of hi-tech and gainful communications services, subject to keeping the share of influence in traditional telephony services market and enhancing the efficiency of the Company's operations.

OJSC VolgaTelecom is a dominating carrier operating on the territory of 11 regions of the Volga region and provides the widest range of services for various categories of clients. The issuer is not planning to change the geography of its business and is not planning to diversify its business into other industries.

Based on the analysis of market situation the Company defines the following target markets:

- ***Internet and data transmission market as the most growth segment of communications market;***
- ***Traditional telephony market which is the largest source of the Company's revenue;***
- ***Mobile communication market.***

In doing so, the Company assumes to keep leading positions in all clients segments (residential sector and businesses) diversifying marketing strategy according to segments needs.

In accordance with the above stated the Company defines the following strategic priorities:

- ***Maximization of traditional telephony services revenue;***
- ***Faster growth of broad band access;***
- ***Increase in revenue performance and consolidation of market positions in the segment of businesses;***
- ***Cellular assets consolidation;***
- ***Cost reduction initiatives:***
  - ***Marketing channels reform;***
  - ***Procurement process optimization;***
  - ***Reduction of operated own premises;***
  - ***Reduction of administrative (overhead) costs;***
  - ***Reduction of costs for network maintenance and operation.***

To provide quality information and technical support to clients, and also to drive up earnest from commercial inquiry services the Company schedules to put into operation three Call Processing Centers in Kirov, Orenburg and Chuvashia Republic regional subsidiaries, and also further development of clients' information support services in all operating Call Processing Centers.

The change of the issuer's activities profile is not planned. The issuer will continue to conduct its activities in accordance with valid licenses for communications services provision and in accordance with the approved Charter.

3.4. The issuer's participation in industrial, bank and financial groups, holdings, concerns and associations

1) Organization: ***"Teleinfo" – The Volga region Association of engineers of telecommunications and IT***
Location: ***L.Tolstoy street 23, Samara city, Russia***
The issuer's role (place) in this organization: ***Promoter of the Association***
The issuer's functions in this organization: ***Providing services in training activities area***
Participation period: ***since 2000***

2) Full name of the organization: ***Nizhny Novgorod Association of enterprises and entrepreneurs***
Location: ***Nizhne-Volzhskaya naberezhnaya 5/2, Nizhny Novgorod city, Russia***
The issuer's role (place) in this organization: ***Association member***
The issuer's functions in this organization: ***Development and implementation of socially important projects and programs***
Participation period: ***since 1997***

3.5. The issuer's subsidiary and associated economic companies

1. Full and abbreviated brand name: ***Closed Joint Stock Company Nizhegorodskaya Sotovaya Svyaz (CJSC NSS)***
Location: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Omelchenko Sergey Valerievich – Chairman of the Board of directors
Year of birth: ***1963***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kostin Denis Borisovich – member of the Board of directors
Year of birth: ***1969***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Chernogorodskyi Sergey Valerievich – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ershov Oleg Vladimirovich – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ketkov Alexander Yulievich – member of the Board of directors
Year of birth: ***1972***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Pozdnyakov Denis Vyacheslavovich – member of the Board of directors
Year of birth: ***1976***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Petrov Mikhail Victorovich – Chairman of the Management board
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Molkov Alexander Alexandrovich – member of the Management board
Year of birth: ***1959***
Share in the issuer's authorized capital: ***0,001771%***
Share of the issuer's ordinary stock belonging to the person: ***0,001264%***

Martynova Larisa Vladimirovna – member of the Management board
Year of birth: ***1971***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ponomarenko Anatolyi Anatolievich – member of the Management board
Year of birth: ***1971***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Vasiliev Vladislav Albertovich – member of the Management board
Year of birth: ***1971***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Bakunin Mikhail Petrovich – member of the Management board
Year of birth: ***1980***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Panov Alexey Nikolaevich – member of the Management board
Year of birth: ***1968***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Petrov Mikhail Victorovich – General Director
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

2. Full and abbreviated brand name: ***Limited Liability Company NIZHEGORODSKYI TELESERVICE (LLC NIZHEGORODSKYI TELESERVICE)***
Location: ***Dom Svyazi, Maxim Gorky square, Nizhny Novgorod city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***100%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***data transmission services and telematic services***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):
The Company's charter does not stipulate the Board of directors.

Personal structure of collegial executive body (Management board, office of the director):

Zakharov Sergey Anatolievich – Chairman of the Management board
Year of birth: ***1949***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Konkova Lyudmila Alexandrovna – member of the Management board
Year of birth: ***1953***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Proskura Dmitry Victorovich – member of the Management board
Year of birth: ***1970***
Share in the issuer's authorized capital: ***0,000683%***
Share of the issuer's ordinary stock belonging to the person: ***0,000259%***

The person performing the functions of single executive body:

Zakharov Sergey Anatolievich – General Director
Year of birth: ***1949***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

3. Full and abbreviated brand name: ***Closed Joint Stock Company Transsvyaz (CJSC Transsvyaz)***
Location: ***Chaadaev street 2, Nizhny Novgorod city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***100%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***100%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***

The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***Local telephony services***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Popova Elena Nikolaevna – Chairman of the Supervisory council
Year of birth: ***1962***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Zakharov Andrey Sergeevich – member of the Supervisory council
Year of birth: ***1972***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Konkova Lyudmila Alexandrovna – member of the Supervisory council
Year of birth: ***1953***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Klishin Vitalyi Mikhailovich – member of the Supervisory council
Year of birth: ***1974***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Shashkov Vladimir Evgenievich – member of the Supervisory council
Year of birth: ***1968***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Sumin Yuri Afanasievich – General Director
Year of birth: ***1957***
Share in the issuer's authorized capital: ***0,000961%***
Share of the issuer's ordinary stock belonging to the person: ***0,00122%***

4. Full and abbreviated brand name: ***Limited Liability Company NIZHEGORODTELESERVICE (LLC NIZHEGORODTELESERVICE)***
Location: ***Dom Svyazi, Gorky square, Nizhny Novgorod city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***80%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***none***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***

The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***communications services***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):
The Company's Charter does not stipulate the Board of directors.

Personal structure of collegial executive body (Management board, office of the director):

Zakharov Sergey Anatolievich – Chairman of the Management board
Year of birth: ***1949***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Konkova Lyudmila Alexandrovna – member of the Management board
Year of birth: ***1953***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Proskura Dmitry Victorovich – member of the Management board
Year of birth: ***1970***
Share in the issuer's authorized capital: ***0,000683%***
Share of the issuer's ordinary stock belonging to the person: ***0,000259%***

The person performing the functions of single executive body:

Zakharov Sergey Anatolievich – General Director
Year of birth: ***1949***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

5. Full and abbreviated brand name: ***Open Joint Stock Company Informational commercial networks "OMRIX" (OJSC ICN "OMRIX")***
Location: ***Tereshkova street 10, Orenburg city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: *73,6%*
The size of the issuer's share of ordinary stock of subsidiary or associated company: *73,6%*
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***Internet and data transmission network services***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Shiperev Valeryi Yakovlevich – Chairman of the Supervisory council
Year of birth: ***1968***

Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Ershov Oleg Vladimirovich – member of the Supervisory council
Year of birth: ***1977***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Zakharov Andrey Sergeevich – member of the Supervisory council
Year of birth: ***1972***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Konkova Lyudmila Alexandrovna – member of the Supervisory council
Year of birth: ***1953***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Grechushchev Nikolai Fedorovich has retired at the reporting quarter end.
Year of birth: ***1948***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Momotenko Nikolai Petrovich – General Director
Year of birth: ***1966***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

6. Full and abbreviated brand name: ***Closed Joint Stock Company Ulyanovsk-GSM (CJSC Ulyanovsk-GSM)***
Location: ***Goncharov street 52, Ulyanovsk city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***60%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***60%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Kostin Denis Borisovich – Chairman of the Board of directors
Year of birth: ***1969***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kolesnikov Alexander Vyacheslavovich – member of the Board of directors
Year of birth: ***1979***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Girev Andrey Vitalievich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Skvortsov Boris Vladimirovich – member of the Board of directors
Year of birth: ***1941***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Ivanov Dmitry Vladimirovich – General Director
Year of birth: ***1971***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

7. Full and abbreviated brand name: ***Closed Joint Stock Company Orenburg-GSM (CJSC Orenburg-GSM)***
Location: ***Volodarsky street 11, Orenburg city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***Prevailing shareholding in the authorized capital***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***51%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***51%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***GSM cellular communication services provision***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Omelchenko Sergey Valerievich – Chairman of the Board of directors
Year of birth: ***1963***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Filatova Nataliya Vladimirovna – member of the Board of directors
Year of birth: ***1981***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Girev Andrey Vitalievich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kiryushin Gennady Vasilievich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Pyzhov Alexander Anatolievich – Chairman of the Management board
Year of birth: ***1978***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Pivovarova Marina Gennadievna – member of the Management board
Year of birth: ***1959***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Nechaev Andrey Yurievich – member of the Management board
Year of birth: ***1964***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Strukova Marina Iosifovna – member of the Management board
Year of birth: ***1966***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Pyzhov Alexander Anatolievich – General Director
Year of birth: ***1978***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

8. Full and abbreviated brand name: ***Closed Joint Stock Company Narodnyi Telephone Saratov (CJSC NTS)***

Location: ***Kiselev street 40, Saratov city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
the issuer holds more than 20% of the Company's voting shares
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***50% + 1 preferred (voting) share***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***50%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***wireless communications services***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Rodin Alexander Nikolaevich – Chairman of the Board of directors
Year of birth: ***1970***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Petrov Mikhail Victorovich – member of the Board of directors
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Konkova Lyudmila Alexandrovna – member of the Board of directors
Year of birth: ***1953***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Fedorova Nataliya Gennadievna – member of the Board of directors
Year of birth: ***1979***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Yesikov Alexander Yurievich – member of the Board of directors
Year of birth: ***1963***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Gavrilov Alexey Alexandrovich – member of the Board of directors
Year of birth: ***1978***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:
Bogatkin Alexander Vladimirovich – General Director
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

9. Full and abbreviated brand name: ***Closed Joint Stock Company Nizhegorodskyi radio telephone (CJSC Nizhegorodskyi radio telephone)***
Location: ***Dom Svyazi, Gorky square, Nizhny Novgorod city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
the issuer holds more than 20% of the Company's voting shares
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***50%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***50%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***wireless communications services***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

The new structure of the Board of directors was not elected, as the annual general meeting of shareholders was not held within the time period set forth by item 1 of article 47 of Federal law "On joint-stock companies".

Basing on item 1 of article 66 of Federal law "On joint-stock companies" the authorities of the members of the Board of directors listed below are terminated excluding the authorities of preparation, convocation and holding annual general meeting of shareholders.

Konkova Lyudmila Alexandrovna – Chairman of the Board of directors
Year of birth: ***1953***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Karashtin Mikhail Pavlovich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer's authorized capital: ***0,0000656%***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kukina Elena Alexandrovna – member of the Board of directors
Year of birth: ***1977***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Modin Alexey Nikolaevich – member of the Board of directors
Year of birth: ***1974***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Molozanov Alexander Semenovich – member of the Board of directors
Year of birth: ***1962***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Yesikov Alexander Yurievich – member of the Board of directors

Year of birth: ***1963***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:
The functions of single executive body were transferred to bankruptcy commissioner due to the initiation of bankruptcy proceedings procedure.

10. Full and abbreviated brand name: ***Closed Joint Stock Company Commercial Bank C-Bank (JSCB C-Bank)***
Location: ***Lenin street 6, Izhevsk city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
the issuer holds more than 20% of the Company's voting shares
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***41,73%***
The size of the issuer's share of ordinary stock of subsidiary or associated company: ***41,73%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***0,001439%***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***0,001919%***
Core activities type description: ***banking activity***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Bakaev Alexander Victorovich – Chairman of the Bank Board
Year of birth: ***1964***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kapeluyshnikov Igor Isaakovich – member of the Bank Board
Year of birth: ***1946***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Fariseev Valeryi Mikhailovich – member of the Bank Board
Year of birth: ***1954***
Share in the issuer's authorized capital: ***0,000049%***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kalashnikova Galina Nikolaevna – member of the Bank Board
Year of birth: ***1961***
Share in the issuer's authorized capital: ***0,016105%***
Share of the issuer's ordinary stock belonging to the person: ***0,01836%***

Yudin Andrey Nikolaevich – member of the Bank Board
Year of birth: ***1973***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Fariseev Valeryi Mikhailovich – Chairman of the Management board
Year of birth: ***1954***
Share in the issuer's authorized capital: ***0,000049%***
Share of the issuer's ordinary stock belonging to the person: ***none***

Vyalshin Alexander Pavlovich – member of the Management board
Year of birth: ***1951***
Share in the issuer's authorized capital: ***0,000107%***
Share of the issuer's ordinary stock belonging to the person: ***none***

Malykh Irina Vitalievna – member of the Management board
Year of birth: ***1957***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Fariseev Valeryi Mikhailovich – Chairman of the Bank
Year of birth: ***1954***
Share in the issuer's authorized capital: ***0,000049%***
Share of the issuer's ordinary stock belonging to the person: ***none***

11. Full and abbreviated brand name: ***Closed Joint Stock Company Samara Telecom (CJSC Samara Telecom)***
Location: ***Polevaya street 43, Samara city, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer: ***the issuer holds more than 20% of the Company's voting shares***
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: *27,8%*
The size of the issuer's share of ordinary stock of subsidiary or associated company: *27,8%*
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***local telephony services***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):

Patoka Andrey Evgenievich – Chairman of the Board of directors
Year of birth: ***1969***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Mezin Dmitry Alexeevich – member of the Board of directors
Year of birth: ***1970***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kiryushin Gennady Vasilievich – member of the Board of directors
Year of birth: ***1949***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kudryavtsev Alexander Georgievich – member of the Board of directors
Year of birth: ***1954***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Fedichev Valeryi Vladimirovich – member of the Board of directors
Year of birth: ***1961***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Lapshov Andrey Alexeevich – member of the Board of directors
Year of birth: ***no information***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kostin Denis Borisovich – member of the Board of directors
Year of birth: ***1969***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Personal structure of collegial executive body (Management board, office of the director):

Mezin Dmitry Alexeevich – Chairman of the Management board
Year of birth: ***1970***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Mostovoi Grigoryi Mikhailovich – member of the Management board
Year of birth: ***1946***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Kartashkin Alexander Nikolaevich – member of the Management board
Year of birth: ***1960***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Cherkasov Andrey Ivanovich – member of the Management board
Year of birth: ***1961***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

Vinokurova Elena Alexandrovna – member of the Management board
Year of birth: ***1965***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

The person performing the functions of single executive body:

Mezin Dmitry Alexeevich – General Director
Year of birth: ***1970***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

12. Full and abbreviated brand name: ***Limited Liability Company Agrocompany "Reanta" (LLC Agrocompany "Reanta")***
Location: ***Chavaina boulevard 11 a, Ioshkar Ola town, Russia***
Grounds for recognizing the company to be subsidiary or associated in relation to the issuer:
the issuer holds more than 20% of the Company's voting shares
The size of the issuer's stockholdings in the authorized capital of subsidiary and/or associated company: ***20,86%***
The size of stockholdings of subsidiary and/or associated company in the issuer's authorized capital: ***none***
The size of the share of the issuer's ordinary stock belonging to subsidiary or associated company: ***none***
Core activities type description: ***agricultural activities***
The importance of the company for the issuer's activities: ***Obtaining of additional profit and development of new types of activities***

Personal structure of the Board of directors (supervisory council):
The Company's charter does not stipulate the Board of directors.

Personal structure of collegial executive body (Management board, office of the director):
The Company's charter does not stipulate collegial executive body.

The person performing the functions of single executive body:

Syskov Victor Sergeevich – General Director
Year of birth: ***1967***
Share in the issuer's authorized capital: ***none***
Share of the issuer's ordinary stock belonging to the person: ***none***

At present the Company does not carry on business.

3.6. Composition, structure and the value of the issuer's property, plant and equipment, information on the plans of acquisition, replacement, retirement of property, plant and equipment, and also on all facts of encumbrance of the issuer's property, plant and equipment

3.6 1. Property, plant and equipment

Results of the latest revaluation of property, plant and equipment and of property, plant and equipment leased for long-term period conducted during the reporting quarter and the last 5 accomplished fiscal years:

During the reporting quarter VolgaTelecom's property, plant and equipment and property, plant and equipment leased for long-term period were not revaluated.

During the last 5 accomplished fiscal years VolgaTelecom's property, plant and equipment leased for long-term period were not revaluated.

Data on all facts of encumbrance of the issuer's property, plant and equipment:

The information about property, plant and equipment encumbrance at the end date of the reporting quarter – 31.12.2007 – will be disclosed in Q 1-2008 report along with the annual accounting statement.

Plans of acquisition, replacement, retirement of property, plant and equipment the cost of which is 10 and more percent of the issuer's property, plant and equipment value and of other property, plant and equipment at the issuer's discretion:

The issuer did not make material changes in the structure of property, plant and equipment, and the issuer does not have plans of acquisition, replacement, retirement of the objects of property, plant and equipment the cost of which is 10 and more percent of the issuer's property, plant and equipment value.

IV. Data on the issuer's financial and economic activities

4.1. The performances of the issuer's financial and economic activities

4.1.1. Profit and loss

In this reporting period the information is not provided.

4.1.2. Factors that affected the change of proceeds amount from the issuer's sale of commodities, products, works and services and profit (loss) of the issuer from core activities

In this reporting period the information is not provided.

4.2. The issuer's liquidity, adequacy of the issuer's capital and working capital

In this reporting period the information is not provided.

4.3. The size and the structure of the issuer's capital and working capital

4.3.1. The size and the structure of the issuer's capital and working capital

The size of the issuer's authorized capital:

RUR 1 639 764 970, conforms to constituent documents.

In this reporting period the information is not provided.

4.3.2. The issuer's financial investments

In this reporting period the information is not provided.

4.3.3. The issuer's intangible assets

In this reporting period the information is not provided.

4.4. Data on policy and the issuer's expenses in the area of science-engineering development, and also in relation to licenses and patents, new developments and investigations

The issuer's policy in science-engineering development area for the reporting period:

The issuer's policy in science-engineering development area includes the upgrading of outdated and inefficient equipment, development and implementation of innovation technologies, and also the intake of highly-qualified personnel and implementation of modern management system.

The expenses for science-engineering activities for account of the issuer's own funds for the reporting period (Q 4-2007):

The issuer did not incur the expenses for science-engineering activities, including for the purchase of the results of science-engineering development and did not order new products development with outside entities (outsourcing) for account of own funds.

Data on the issuer's provision and obtaining legal protection of major objects of intellectual property:

OJSC VolgaTelecom does not have registered objects of intellectual property in IT area.

Data on the issuer's policy and expenses in science-engineering development area, in relation to licenses and patents, new developments and investigations:

In quarter 4-2007 OJSC VolgaTelecom did not receive patents, licenses and certificates for trade marks utilization.

4.5. Analysis of the development trends in the issuer's core activities area

Basic trends of communications industry development since 2002 and basic factors affecting the industry's climate:

In 2006 the industry's regulator had material effect on the development of RF telecommunications market. The following changes were introduced into legislation:

- ***New statutory regulations governing telecommunications industry which made changes into the principles of long-distance communication services provision to end-users and also into the principles of interaction of operators when rendering these services came into force since January 1, 2006;***
- ***Amendments to clause 54 of Federal law "On communication" abolishing payment for incoming calls to any phone – "CPP – Calling Party Pays" principle – came into force since July 1, 2006;***
- ***Limit prices for connection and traffic transit services, including for local call initiation service for operators occupying essential position in PSTN (Rossvyaznadzor order № 51 of 19.06.2006) were established since July 1, 2006;***
- ***Three tariff plans for local communication services were established (Regulation № 637 of 24.10.2005 came into force since 09.11.2005).***

Telecommunications services market in the Volga Federal district is developing at fast pace as the Russia's market.

As per RF Goscomstat data, in 2006 the actual volume of telecommunications services in the regions where OJSC VolgaTelecom is operating amounted to about RUR 73,7 billion. The growth vs. 2005 was 128,8%. The basic market trend is the change of revenue structure towards reduction of voice services revenue and dynamic development of data transmission market.

The following trends have effect on the development of the region's telecommunications market:

- *Local telephony market:*
  - *Drop in demand for the service among new clients (actual market saturation) – market stagnation;*
  - *Tariff rates raising – critical factor of market growth which is directly dependent on the regulator's actions;*
  - *Improvement of competition with alternative operators in the segment of legal persons and in the segment of new buildings (dwelling-houses and office centers) in large cities;*
  - *Mobile substitution of traffic. Improvement of competition with mobile operators resulting in growing churn of existing clients;*
  - *Refusal of PBX owners to run non-core business, to keep and maintain private exchanges or they are taken-over by larger market players.*
- *Long-distance communication market (DLD/ILD, intra-region communication):*
  - *Shaping of competition in the market;*
  - *Increase in mobile substitution;*
  - *Market stagnation resulted form a fall in prices (the prices for DLD/ILD and mobile communication are coming closer to each other; VoIP development).*
- *Mobile communication market:*
  - *Deterioration in demand for the service (actual saturation of market) – market stagnation;*
  - *Tariff rates reduction – the tariff rates for mobile and fixed-line communication, mobile and DLD/ILD communication are coming closer to each other;*
  - *Service growth point – increase in monthly ARPU.*
- *Internet broad band access market:*
  - *Active growth of demand for the service, particularly in "home" market segment;*
  - *Concentration of market in large cities and towns;*
  - *Churn of dial-up access users towards leased channels;*
  - *Reduction in cost of service access and traffic cost;*
  - *Competition tightening (including the emergence of new competitors) in the market between the players and wire technologies of broad band access (ADSL, Ethernet, cable Internet access);*
  - *Emergence and development of wireless technologies of Internet access;*
  - *Development of quality local content generating traffic.*
- *Market of Internet dial-up access:*
  - *Saturation of dial-up access market;*
  - *Stabilization of tariff rates at minimum competitive level;*
  - *Churn of dial-up access users towards leased channels.*
- *Wholesale market (connection and traffic transit services, channel lease, and data transmission services):*
  - *Market growth rates are defined by the change of retail demand, behavior of competitors and the regulator and are growing in physical terms;*
  - *Growth of services revenues, despite the reduction in prices for channel lease and for wholesale data transmission.*

Overall assessment of the issuer's operation in the industry:

OJSC VolgaTelecom is one of the major players of telecommunications market of the Volga Federal district.

OJSC VolgaTelecom regional subsidiaries are located in 11 regions of the district - in the Republics of: Mariy-El, Mordovia, Udmurtia, and Chuvashia and also in Kirov, Nizhny Novgorod, Orenburg, Penza, Saratov, Samara and Ulyanovsk oblasts.

In quarter 4-2007 new technologies-based services revenues accounted for 15,5% (Q 3-

2007 – 13,7%) of the total amount of communications services revenues of Q 4-2007. The growth rate vs. Q 3-2007 was 120,5%.

The major emphasis was put on Internet broad band access development. So, for 2007 the Company's customer base of Internet broad band access users has grown more than threefold.

OJSC VolgaTelecom revenues from communications services and connection and traffic transit services in Q 4-2007.



DLD & ILD (intra-region) 20,33%
Connection and traffic transit services 14,94%
Urban telephony 40,35%
Mobile communication 1,68%
Wire broadcasting 1,50%
Radio communication, radio broadcasting, TV and satellite communication 1,22%
Recording communication (Internet and data transmission network including) 13,61%
Payphones 0,04%
Rural telephony 6,34%

Assessment of matching of the issuer's activities results to the industry's trends:

Communications industry development matches and even outruns overall positive trends of Russia's economy. During the last five years the communications industry has been dynamically developing: the investments into the industry are growing, new technologies and services are appearing, the demand for communications services is growing.

The development of the issuer's activities matches the industry's overall trends: the issuer's activities are intended to provide a full range of telecommunications services to a wide circle of customers; communications services revenues and the share of new services revenues in the issuer's total revenues are growing.

Estimate in regard to the industry's future development:

In medium-term perspective the region's telecommunications market will continue to grow rapidly. Essential changes are expected to occur in the market structure; these changes being related to rapid growth of demand for Internet broad band access, long-distance communications market stagnation and material reallocation of traffic and revenues in favor of mobile communication.

The trends of the Company's core activities development for 2002 – 2006 are detailed below.

2002

With the Company's consolidation the paramount issue is to work out uniform technical policy, which will serve for the solution of the major Company's task – network upgrading and meeting the demand for OJSC VolgaTelecom services.

The policy in regard to traditional communications services is oriented for holding the positions in the market with concurrent increase of the degree of meeting solvent demand. For this the Company continues intensive activities in the network development, improvement of communication facilities and technological processes on the basis of modern equipment, improvement of quality and increase in the volume of offered services.

At the year end the number of city's telephone exchanges was 928 with total installed capacity of 3 532 619 numbers. During the year the city's telephone exchanges' capacity increased by 367 000 numbers.

By the end of 2002 time charging system was in operation in Nizhny Novgorod, Orenburg, Penza oblasts and in Mordovia Republic.

The activities of installation and putting into operation of ANI function at rural telephone networks were continued. The capacity of rural telephone exchanges equipped with ANI function amounted to 643 103 numbers.

With the development of new modern kinds of communications, the demand for telegraphy services is gradually going down.

Wire broadcasting is a toss-making sector, so OJSC VolgaTelecom carries out the actions for changing-over rural wire broadcasting into on-air broadcasting, which allows to reduce general costs of wire broadcasting and increase the revenue position and the quality of operation of city's broadcasting centers. The program of wire broadcasting change-over into the on-air broadcasting is worked out for each regional subsidiary of the Company. OJSC VolgaTelecom network of on-air broadcasting comprises 73 low power radio broadcasting transmitters of less than 1 KW power and 19 powerful transmitters of 1 KW power and above.

A number of OJSC VolgaTelecom regional subsidiaries operate TV transmitters for receive and broadcasting of TV programs. At the same time the Company is actively developing the existing networks of cable TV in Orenburg and Samara subsidiaries, in the subsidiaries of Chuvash Republic and the Republic of Mariy-El, and is constructing new systems of cable TV. It is planned to construct new cable TV systems, in Nizhny Novgorod city including. The first stage of the construction will be completed in 2003 and it is designed for connecting 75 000 subscribers.

The development of new communications services is of great importance for OJSC VolgaTelecom. One of the main tasks is to strengthen positions in the market of hi-tech types of communications. All regional subsidiaries of OJSC VolgaTelecom provide the services of Internet access both on the basis of dial-up technology and via leased lines.

At the end of 2002 in the Volga region the number of Internet dial-up access users was about 204 000, 107 000 of them use the services of OJSC VolgaTelecom. Thus, the Company's share in the market of Internet dial-up access is 52%.

The number of customers for access services via leased line is about 1600, which as per OJSC VolgaTelecom estimation amounts to 45-50%.

The service of broad band digital access is being actively implemented. At the end of 2002 in OJSC VolgaTelecom the number of connection points by xDSL technology was 583, out of them 48% were in Nizhny Novgorod subsidiary.

IP-telephony is a promising service. The development of IP-telephony service is planned to be carried out in 2 directions:

- *The first one is installation of IP-telephony nodes for DLD & ILD communication. The service is provided by application of pre-paid cards;*
- *The second direction of IP-telephony development is a "bundled" service; provision of access to PSTN via data transmission network. The "last mile" is xDSL broad band access. This is the first stage of change-over to NGN (Next Generation Network) with packet switching.*

The other large project is the construction of Intelligent network based on a single platform. In 2002 the contract was signed with Huawei Technologies company for Tellin® Intelligent platform. On the basis of this platform 5 intelligent services will be provided: 4 services from CS1 set (free phone - FPH, voting over telephone - VOT, call with additional payment - PRM, call by pre-paid card - PCC), and one service (universal access number - UAN) – for testing and further certification.

2003

Financial-economic and production performances of OJSC VolgaTelecom for 2003 reflect the efficiency of consolidation of regional communication enterprises into the joint mega-regional company which has been completed by the end of 2002.

At the year end the Company achieved the scheduled level of revenues and profit. The gain of revenues from rendering telecommunications services for the entire Company amounted to RUR 3 653 541 000.

The revenue gain was ensured due to the development of telecommunications industry services, the increase in outgoing paid exchange, increase in tariff rates, and the change of procedure of establishment of tariff rates for local telephone calls for privileged consumer categories (veterans, invalids), generation of revenues from OJSC Rostelecom's incoming traffic of DLD and ILD communication, and namely:

- ► *the network development and the increase in long-distance exchange by RUR 1 971 795 000 or by 54%;*
- ► *increase in telecommunications services tariff rates – RUR 1 396 762 000 or 38% of the gain amount, including due to the increase in tariff rates for telecommunications services regulated by the government by RUR 1 028 965 000 or 28% of the total amount of revenue gain;*
- ► *the change of accounting treatment for services rendered by OJSC Rostelecom by RUR 284 984 000 or 8% from the total amount of revenue gain.*

The Company's potential, shaped after the consolidation of 11 regional carriers, allows to extend annually the volume and to improve the quality of services in all telecommunications sub-industries.

At January 01, 2004 the total installed capacity of urban and rural telephone exchanges amounted to 4 462 000 numbers.

During the past year automatic telephone exchanges with total capacity of 455 500 lines were commissioned. During 2003 the installed capacity of urban and rural telephone exchanges grew by 224 000 lines, the growth rate vs. the prior year - 105,3%. The installed capacity of digital automatic telephone exchanges of rural telephony grew faster – 144,55%. This caused the growth of the share of digital exchanges in the total installed capacity of rural exchanges switching facilities and at the year end it amounted to 14,2%.

The total length of long-distance channels at January 01, 2004 amounted to 15 236 800 channel/km, the gain for 2003 – 3 630 700 channel/km, including of digital network 12 983 400 channel/km (85,2 %), the gain – 3 859 900 channel/km.

The length of digital network channels is arranged by SDH (11 537 500 channel/km - 88,9%) and PDH (1 445 900 channel/km - 11,1%) digital transmission systems.

In the reporting year the production activities of OJSC VolgaTelecom cable industry employees was intended at the reconstruction of cable industry facilities for the purpose of improving qualitative indexes, increase in revenues and reduction of operational costs. So in 2003 the activities intended at upgrading switching facilities of telegraph industry were conducted. Instead of physically and morally obsolete exchanges of OP ETK-KS network and of AT/TX Nicola - Tesla network, the integrated exchange TK-AT-600 was installed in the telegraph shop of long-distance telephone telegraph communication of Saransk town.

In quarter 4-2003 according to the investment plan, in Chuvash Republic subsidiary the reconstruction of public telegraph network and AT/TX on the basis of telegraph switching server TKS "Vector 2000" produced by CJSC "LInTekh" (Moscow) was completed.

In Orenburg oblast's radio-TV transmission centre OJSC VolgaTelecom completed the upgrading of space communications receiving stations of "DMT-1000" type to pass from analog to digital mode - 268 units.

9 radio broadcast transmitters were installed – in Kirov subsidiary, subsidiary in the Republic of Mordovia, in Orenburg and Samara subsidiaries to broadcast "Radio of Russia" program in the zones of intermittent reception of RTRS VGTRK transmitters, for the change over of subscribers from wire broadcast to on-the-air reception of programs.

The first stage of cable TV was commissioned in Nizhny Novgorod, 292 subscribers were connected to it. The total design capacity is 2300 subscribers. 28 TV programs are being broadcasted; cable TV subscribers got the capability of high-rate access to the Internet.

The number of cable TV subscribers has grown in the subsidiaries of Republics of Chuvashia and Mariy-El. MMDS system is functioning in Samara subsidiary (Syzran and Toliyatti towns). The construction of the first stage of cable TV network in Orenburg has been completed.

The introduction by the subsidiaries of services: "Internet for all", Internet by prepaid cards and service telephone cards, the implementation of successful marketing policy allow for drawing new subscribers at the competitive market of Internet access services. The new service introduced by Saratov subsidiary "Internet - free access" became popular and effective.

In 2003 the number of the Internet users is 190 000, out of them the largest part – 50 000 is in Nizhny Novgorod subsidiary. The construction of access nodes on the basis of digital servers produced by the leading manufacturers CISCO, LUCENT, HUAWEI assured the growth of the number of users of Internet dial-up access services.

The market situation shows the essential interest of enterprises in connection to OJSC VolgaTelecom data transmission networks for the purpose of consolidation of their available segments into unified corporate networks of data transfer at regional and intra-regional level. For example, the contracts with RTComm.RU for connection of objects of Federal Target Program "Electronic Russia", all regional subsidiaries participated in their realization.

Another important trend of activities is the promotion of intelligent network services. If in 2002 the revenues from Intelligent network services of the entire Mega-Regional Company amounted to about RUR 12 million, then in 2003 they have grown to RUR 94,8 million (out of them 99% is the share of service telephone cards). The most successful in the promotion of prepaid service telephone cards were the subsidiaries in Udmurtia Republic and also in Penza and in Ulyanovsk.

In the Republic of Mariy-El the start of operation of service telephone card platform based on AVAYA equipment was successful.

In Ulyanovsk city in 2003 IP-telephony service by using prepaid cards was introduced.

In Udmurtia Republic subsidiary the services are successfully developed on the basis of intellectual platform "Protey". At present, directory inquiry service "09" of Izhevsk city and of the Republic and also manual switch shop of trunk line exchange are changed over to the contact-center "Protey" platform. The system of automatic information on the customer account status of residential sector subscribers, of providing information on long-distance tariff rates and codes was put into operation. Service telephone cards in Udmurtia are the universal instruments of payment both for telephony services and for cellular communication and for Internet access.

2004

Year 2004 has demonstrated that consolidated Company OJSC VolgaTelecom continues to grow with good dynamics and also has the potential for further development. The consolidation of regional carriers in 2002 allowed for establishing competitive company, which holds dominant position actually in all segments of telecom market of the Volga Federal district – one of the most economically developed regions of the Russian Federation. In 2004 the Company's proceeds amounted to RUR 18 605 million which is by RUR 3 928 million or by 26,8% more than for the similar period of the prior year.

The Company's major sources of revenues in 2004:

► *Revenues from local phone calls amounted to RUR 5 665,4 million. At 2004 end the number of local telephone network subscribers was 4 343 000.*

► *RUR 1 504,1 million of revenues were gained by the Company from providing access to telephone network (access to local telephone network was granted to 335 000 basic phone sets) or on average RUR 4 500 per each installation.*

► *Revenues gained due to the increase in DLD & ILD calls connected with the Company's network development. The revenues of this sector amounted to RUR 6 454,7 million. By the year-end the volume of DLD & ILD calls was 2316,1 million minutes and vs. 2003 it has grown by 116,1%.*

► *Dynamic development of services provided by means of new technologies. In 2004 the share of new services in the total volume of communications services was 5,2%. The revenues amounted to RUR 938,2 million. During the last three years more than RUR 1 348 million were invested into the development of this sector.*

► *Connection and traffic transit services revenues amounted to RUR 2 019,8 million. The share of revenues from connected operators in the total volume of communications services has grown from 5,5% at 2003 end to 11,1% at 2004 end.*

In 2004 Mega-Regional Company (MRC) VolgaTelecom has completed the construction and put into operation the equipment at 82 city's phone exchanges of total installed capacity of 491 445 numbers at its urban telephone networks.

Digital phone exchanges made the main input of installed capacity at urban telephone networks. In 2004 the share of digital exchanges in the total capacity of switching equipment at MRC's urban telephone networks has grown from 54,86% to 63,42%.

Occupation efficiency of installed capacity of all ATXs installed at OJSC VolgaTelecom urban telephone networks has grown from 93,2 to 93,6%.

At 01.01.2005 the number of ATXs in cities, towns and settlements amounted to 792 units with total installed capacity of 3 963 730 lines.

In 2004 the gain of basic phone sets amounted to 215 390. With the commissioning of new ATXs the number of city's phone sets having the feature of automatic access to DLD phone network has grown by 214 760 lines and accounted for 3 604 220 lines.

The number of basic phone sets per 100 residents amounted to 26,8 and in the oblast's centers it amounted to 29,0.

In 2004 rural phone network was further developed. During the year 163 ATXs of total capacity of 64 858 lines were commissioned, at the same time 27 856 lines of obsolete equipment of crossbar and quasi-electronic exchanges were dismounted. The gain of installed capacity of rural phone network amounted to 24 684 lines.

Using dismantled equipment of crossbar ATXs the Company established and expanded the existing exchanges with total capacity of 1770 lines in its regional subsidiaries.

At 01.01.2005 5002 phone exchanges of total installed capacity of 746 957 lines are in operation in rural settlements. After implementation of development plan the occupation efficiency of installed capacity has grown from 87,6 % to 89,3%.

The installed capacity of digital ATXs at rural communication network has grown by 43 753 lines and by 2004 end it amounted to 148 981 lines or 19,99% of total installed capacity of the switching equipment. The growth per the year was 5,74%.

At 01.01.05 the total extension of DLD phone channels was 19 988 200 channel-km, including of digital network – 18 228 200 channel-km (91,2%). The gain of the channels length amounted to 4 751 400 channel-km, including the gain of digital network – 5 244 800 channel-km.

The length of digital network channels is arranged by SDH (16 878 400 channel-km - 92,6%) and PDH (1 349 800 channel-km - 7,4%) digital transmission systems.

Out of the total channels length the extension over cable transmit lines was 94,4% (18 871 400 channel-km), out of these 89,9% (16 957 800 channel-km) fall on fiber-optic cables.

In 2004 OJSC VolgaTelecom regional subsidiaries carried out the following arrangements to upgrade recording communication network.

Phone-telegraph systems were dissolved at trunk line and intra-region hops (Samara – Novosibirsk, Kirov – SUS 06001, Kirov – Nolinsk, Izhevsk – Mozhga, Izhevsk – Glazov, and Cheboksary – Novocheboksarsk).

100 baud channels were arranged at hops Nizhny Novgorod – Samara, Samara – Novosibirsk, Samara – Nizhny Novgorod and at some intra-region hops of regional subsidiaries.

In OJSC VolgaTelecom Samara subsidiary "ATOL" circuit switch was replaced with "ПЦК-64" mini-switch and links КС-КК were arranged in Nizhny Novgorod city.

In Ioshkar Ola town integrated exchange with 300 connection points was put into operation. In OJSC VolgaTelecom subsidiary in Chuvash Republic telegraph switching server "Vector-2000" was installed, it comprises switching, channeling equipment and the software designed for organizing the process of transmit, acquisition, processing and storing of incoming and outgoing recording (telegraph) correspondence. The equipment operates on the existing communications network by using VF channels and allows for using the advantages of modern digital communication networks in telegraphy.

In 2004 OJSC VolgaTelecom regional subsidiaries continued the activities to change over from unprofitable rural wire broadcasting to on-air broadcasting. During the last year 427 radio centers were closed, 1410 settlements were disconnected from wire broadcasting network. Total reduction amounted to 538 974 public loudspeakers, 515 000 public loudspeakers were switched over to on-air broadcasting. At 01.01.05 the number of public loudspeakers switched over to VHF-FM broadcasting was 1 650 000 units.

In large cities, towns and in district centers semi-conductor equipment was installed (amplifiers "Enisey", "Luch" and the transmitters "МПВ", "УПТВ-2x30', "УПТВ-2x120") – 42 radio centers were renovated in the following regional subsidiaries: Samara, Ulyanovsk, Orenburg, Saratov, Nizhny Novgorod, Udmurtia Republic and Mordovia Republic.

In order to improve the reliability and quality of operation of TV broadcasting facilities in Orenburg Radio Tx Rx Center the following was done:

- *100 W TV transmitters "РПТДА" located in settlements Bogorodskoe, Burtinskyi, Marxsovskyi, Nikolskoe, Revolutsionnyi, Sofievka, Yangarskyi, Grachevka, Nizhnepavlushkino, Pervomaiskyi were replaced with transmitters "ТСА-100Д", "ТСА-100М" and "АВТ" accordingly;*
- *"ДМТ-1000" digital receive satellite system was installed in village Mezhdurechie of Belyaevsk district instead of on-air receive of Orbit-4 program.*

Cable TV network was commissioned in 6 areas: in Kirov oblast (Kirov city), in Orenburg oblast (Orenburg city), in Samara subsidiary (Samara city, Neftegorsk town), in the Republic of Mariy-El (Kozmodemiyansk town), and in Mordovia Republic (Ruzaevka town). The expansion of cable TV network is continued in Nizhny Novgorod city, in the Republic of Mariy-El and in Chuvash Republic. In Samara subsidiary MMDS network was expanded and now it also covers the area of Otradnoe village. The number of TV broadcasting channels has grown: in Syzran town to 23 channels and in Tolyatti town to 12 channels.

The installed capacity of cable TV network was expanded by 53 000 of potential subscribers (or by 32%) and at 2004 end it amounted to 224 000 of potential subscribers. The gain of cable TV subscribers for the year was 18 104 subscribers. And as a result at 01.01.05 the number of cable TV subscribers amounted to 126 124 users.

New services

In 2004 the number of active Internet dial-up access users was 341 000. More than 8 200 ports were equipped to arrange leased line access.

Annually the number of Internet users is growing by 1,7 – 2 times.

The gain of equipped ports for providing leased line access amounted to about 5 000, the growth rate – 250%.

The growth of leased line access users is achieved due to active implementation of xDSL wideband digital access service. At 2004 end in Mega-Regional Company the number of xDSL-based connection points exceeded 4 600, the largest number of xDSL ports (2 500 or 54%) are equipped in Nizhny Novgorod subsidiary.

"Internet-penetration" characterizing the share of OJSC VolgaTelecom phone communication subscribers who are using the Company's Internet dial-up access services has grown to 7,8%. This growth was facilitated by the development of "Internet for all" service which is very popular with household.

One of the largest projects is the construction of OJSC VolgaTelecom Intelligent network on the basis of uniform platform. At present the first phase is completed – the construction of Intelligent network in OJSC VolgaTelecom Nizhny Novgorod subsidiary.

The objective of the project is to provide the services of Intelligent network on the territory of the Volga region. The following services were selected for realization: free phone, voting over telephone, universal access number, uniform service card and call with additional payment.

FPH, VOT, UAN and PRM services are realized in OJSC VolgaTelecom Nizhny Novgorod subsidiary on the basis of Tellin® Intelligent platform (Huawei Technologies). At present in Udmurtia Republic subsidiary VOT and USC services are realized on the basis of Ericsson AXE-10 switch.

Call Service Centers development (CSC)

Firmware of CSC is installed in 3 regional subsidiaries of the Company:

- In the Republic of Mariy-El (on the basis of Definity equipment, the number of automated work stations - 50),

- In Nizhny Novgorod subsidiary (on the basis of Definity equipment, the number of automated work stations – 65);

- In Udmurtia Republic (on the basis of "Protey" platform, the number of automated work stations - 52).

In other 8 regional subsidiaries the lines of ATX series selection, stages of calls distribution or computer telephony systems are used to render inquiry-information services. At year 2005 beginning the total number of automated work stations at CSC is 585.

In 2004 the Company spent RUR 6 964,5 million of capital investments, which is by RUR 2 450,5 million more vs. 2003.

539 618 local telephony lines were commissioned during 12 months of year 2004. As compared with 2003 the commissioning of capacities in 2004 has grown by 24,5%.

GSM cellular communication network was expanded in the subsidiary in the Republic of Mariy-El by 51 000 lines, and in Samara subsidiary by 6 600 lines on the basis of BS NMT-450 equipment.

2 652 km of intra-region transmit lines were constructed.

22 170 DLD channels at automated trunk line exchanges were commissioned.

13 666 m3 of commercial objects were constructed:

- *In Nizhny Novgorod subsidiary communication center buildings were constructed in village Sechenovo and Parizhskoi kommuny settlement;*
- *In Orenburg subsidiary additional building to communication center structure and to garage was constructed in Sorochinsk town;*
- *In Saratov subsidiary additional building to communication center structure in Krasnyi Kut and central transmit point building in Engels town were constructed.*

In 2004 the expenses for the development of local telephony amounted to RUR 4 434,9 million or 63,7% of the total volume of investments. The investments to DLD telephony amounted to RUR 754,2 million or 10,8% of the total volume of investments. Investments to mobile communication development amounted to RUR 191,6 million (2,8% of the total volume of investments). RUR 500,6 million or 7,2% were spent for the development of new services and technologies, which is by RUR 84 million more than in 2003.

In 2004 the 1-st stage of "Inter-regional multi-service corporate data transmission network of OJSC VolgaTelecom project was realized.

The object of investment is the construction of corporate data transmission network (inter-regional multi-service network) of OJSC VolgaTelecom of the total estimated cost of RUR 261,5 million.

2005

In 2005 OJSC VolgaTelecom upon the whole demonstrated positive development trends and not only kept but improved its positions in major segments of telecommunications market of the Volga Federal district.

In 2005 the Company's proceeds amounted to RUR 21 348,4 million which is by RUR 2 743,6 million or by 14,7% more vs. the prior year.

In 2005 the Company's major sources of revenues were:

► Local telephony services revenues to the amount of RUR 9 538,4 million, the growth rate of 123% vs. 2004.

► Revenues, gained due to growth of volume of DLD and ILD calls, despite the reduction of their share in the Company's revenue structure due to reduction of tariff rates and volume of services, amounted to RUR 6 321 million or 29,6% of the Company's revenues.

► Revenue from new technologies-based services, the highest growth rate at the year-end (160,9%), amounted to RUR 1 507 million or 7,3% of the total revenues. The largest share in these revenues was the revenues from the services of providing access to information resources. Taking into account available potential of further growth of services volume, the revenues from this market segment are expected to grow. In 2005 RUR 250,8 million were allocated to the development of new services (exclusive of mobile communication).

► At the year-end connection and traffic transit services revenues amounted to RUR 2 696,7 million with the gain of RUR 474,1 million or 121% vs. 2004. The basic amount of increase from these services was ensured at the cost of transit of DLD traffic from connected operators.

In 2005 capital investments amounted to RUR 5 208,721 million which is by RUR 1 755,8 million less vs. 2004.

Out of capital investments RUR 5 177,78 million or 99,4% were allocated to communication facilities, and RUR 30,941 million or 0,6% to other lines of business. The reduction of investment program vs. 2004 was caused by saturation of market traditional segments and also by additional requirements to economic component of investments to reduce the time and increase the rate of return on investments.

For 12 months of 2005 495 288 local telephony lines were commissioned which is 100,4% to the schedule. As compared with 2004 the commissioning of capacities in 2005 has reduced by 8%.

Total investments for IT development in order to improve business-processes in the Company and upgrade engineering architecture amounted to RUR 394,2 million.

GSM cellular network in the subsidiary in the Republic of Mariy-El was expanded by 250 000 lines and in Samara subsidiary by 10 000 lines on the basis of BS NMT-450 equipment.

In 2005 the following was constructed:

** 1 759 km of intra-region transmission links,*

** 15 960 DLD channels of automatic trunk exchanges,*

** 14052 m^3 of commercial objects, of which:*

- *In Kirov subsidiary – settlement-service center;*
- *In Republic of Mariy-El subsidiary – training- prophylactic center;*
- *In Mordovia Republic subsidiary – reconstruction of building of attended repeater office;*
- *In Nizhny Novgorod subsidiary – ATX building in rural area;*
- *In Ulyanovsk subsidiary – building of communication technical node;*

▪ *In Udmurtia Republic subsidiary – ATX building extension in settlement Alnashi.*

As before, the major share of the Company's investment program was the investments into upgrade and expansion of traditional telephony objects. In 2005 the investments into this market segment amounted to RUR 2 803,3 million or 53,5% of the total amount of investments. RUR 992 million or 18,9% of the total investments were allocated to the development of data transmission network and infrastructure (DLD and ILD telephony). IT investments amounted to RUR 394,2 million. RUR 239,2 million were invested into mobile communication development.

In 2005 RUR 250,8 million (4,8% of the total investments) were invested into new services development, which is by RUR 84,4 million more vs. 2004.

In 2005 the second stage of "Inter-regional multi-service corporate data transmission network of OJSC VolgaTelecom construction was completed. Within the 2-nd stage the corporate networks of the Company's regional subsidiaries were additionally equipped to comply with the requirements of functionality, security and performance. RUR 102,1 million were invested to realize the 2-nd stage.

2006

With due account for the changes in telecommunications market in 2006 OJSC VolgaTelecom upon the whole demonstrated positive development trends and not only kept but improved its positions in strategic segments of telecommunications market of the Volga Federal district.

In 2006 the Company's revenues from communication services amounted to RUR 20 366,9 million which is by RUR 420,7 million or 2% less vs. the prior year. This is directly connected only with structural shifts in carriers' revenues caused by the change since 01.01.2006 of regulatory framework governing the activities of Russian carriers; the right to render DLD and ILD services was transferred to DLD and ILD carriers, and also by the change of interrelations of operators of long-distance, intra-region and local networks.

In 2006 the Company's major sources of revenues were:

- *Local telephony services revenues amounted to RUR 10355,9 million, the growth rate of 108,1% vs. 2005.*
- *Intra-region services revenues amounted to RUR 3 564,2 million or 17,5% of the Company's revenues.*
- *Revenues from new technologies-based services, the highest growth rate at the year-end (143,8%), amounted to RUR 2164,2 million or 10,6% of the total revenues. The largest share in these revenues was the revenues from the services of providing access to information resources. Taking into account available potential of further growth of services volume, the revenues from this market segment are expected to grow.*
- *At the year-end connection and traffic transit services revenues amounted to RUR 3 362,6 million with the gain of RUR 676,1 million or 125,2% vs. 2005. The basic amount of increase from these services was ensured at the cost of transit of DLD traffic from connected operators.*

4.5.1. Analysis of factors and conditions affecting the issuer's operation

Basic factors and conditions affecting the issuer's operation and the results of such operation:

Basic trends of communications services market development in the region, analysis of basic changes of the market in 2007:

- *In cities and towns – regional centers the level of telephone penetration has reached the level allowing for speaking about the market saturation.*
- *Income level of rural area residents remained low which negatively affected the volume of demand for communication services.*

- ***Subscribers' base of cellular and alternative operators continued to grow.***
- ***Internet broad band access services market was rapidly growing.***

In Q 4-2007 the basic factors affecting the issuer's activities are:

- ***Saturation of traditional telephony services market in a number of regions where OJSC VolgaTelecom provides communications services.***
- ***Improvement of competition on the part of alternative communication operators.***

The competitors in local telephony market are mobile cellular operators: OJSC "Mobile TeleSystems", OJSC "Vympelcom" and OJSC "Megaphone".

At present wire phone sets are supplemented with mobile communication services and the there is a tendency to substitute fixed line communication for cellular communication. Implementation of time charging system with the capability of choosing the tariff plan realized in 2007 beginning has sharpened the competition and made the subscribers think about the need to have a fixed phone. This may result in the increase in phone sets removal and as consequence the reduction of subscribers' base.

There is also substantial competition on the part of alternative operators as regards installation of phone sets in new buildings. Alternative operators are attracting the subscribers by prompt solution of the problem and the capability of bundled offering straightway.

OJSC VolgaTelecom's advantages - well-developed proprietary infrastructure allowing for installing a phone set in a premise in any point of the city with subsequent provision of full range of modern telecommunications services.

At present alternative operators and "home" networks are actively developing in broad band access market. OJSC VolgaTelecom competes against alternative operators both for new users of Internet broad band access and for the change-over of dial-up users to broad band access.

The advantages of alternative operators are prompt response to market changes and flexibility of pricing policy.

OJSC VolgaTelecom's advantage – availability of proprietary networks where ADSL equipment can be installed and so it ensures actually 100% cover of subscribers with technical capability to provide the service. The capability of offering unlimited tariff plans in most of the Company's regional subsidiaries under low prime cost of traffic is also VolgaTelecom's advantage allowing for attracting most of the subscribers.

The major trends of the issuer's activities to develop competitive advantages are:

- ***Arrangement of strategic protection of its networks both from unauthorized call completion and from unauthorized call initiation;***
- ***Efficient utilization and development of network and infrastructure resources;***
- ***Improvement of organizational effectiveness;***
- ***Radical enhancement of the role of marketing and sales in decision making;***
- ***Creation and provision of bundled offerings of integrated services while saving the clients' money;***
- ***Drastic change of operation in business sector segment on the basis of long-term partnership relations and organization of active model of "direct" sales as one of the most important instruments in competitive struggle.***

4.5.2. The issuer's competitors

The issuer's principal competitors in core activities and the factors of the issuer's competitive capacity:

With the course of time the competitors' market positions become stronger and it is particularly obvious in new services market. Along with a large number of regional alternative operators there are large federal players in the markets.

The issuer's principal competitors:

- *Cellular mobile communication operators - Megaphone, MTS, Vympelcom;*
- *Alternative federal and regional communication operators - Golden Telecom, OJSC Comstar and Air Telecom;*
- *"Home" networks operators and cable TV operators.*

The issuer's operation may be affected by:

- *Emergence of new large players in promising market of new services;*
- *Attack of regional markets by metropolitan carriers having high investment capital;*
- *Takeover of small players of telecommunications market by way of their purchase;*
- *Active promotion of services in high-yielding clients' segments;*
- *Active build up of alternative modern infrastructure of telecommunications market;*
- *Improvement of price competition of telecommunications market players;*
- *Active development by competitors of fiber-optic and wireless technologies of Internet access;*
- *Expansion of mobile communication network cover area and mobile substitution of traffic and links.*

Taking into account the RF Government strategic objectives intended to demonopolize communications market, the probability of occurrence of the above risks is high. So, according to law "On communication" OJSC VolgaTelecom should ensure equal access to its infrastructure for all communication market operators, which allows small operators, without investing considerable funds, for successful competition with VolgaTelecom owing to their mobility and flexibility. Large federal level players prefer to develop their own digital infrastructure (excelling in technical features "copper" infrastructure of OJSC VolgaTelecom), and on its basis they make bundled offerings of communication services taking into consideration the clients' requirements.

Despite high level of competition OJSC VolgaTelecom maintains high share of market of traditional communication services.

OJSC VolgaTelecom's share, with due account for cellular communication (in two regional subsidiaries), amounts to 27,6% of all the revenues of telecom sector.

The values of the issuer's shares and its competitors for five accomplished fiscal years:

Name	Country of incorporation	Market share, %				
		2002	**2003**	**2004**	**2005***	**2006***
Company-issuer	Russia	*54,5%*	*45,6%*	*42,0%*	*36,3%*	*27,6%*
Competitors	Russia	*45,5%*	*54,4%*	*58,0%*	*63,7%*	*72,4%*

* *Market share was calculated on the basis of RF Goscomstat data with due account for cellular communication.*

The list of factors of the issuer's competitive capacity:

OJSC VolgaTelecom's competitive advantages are:

- *Availability of well-developed infrastructure;*
- *Financial security allowing, with the availability of well-developed infrastructure, for investing into most profitable market segments and most promising business trends;*

- *Quality of services provision (construction of NGN-based communication networks allowing for considerable expansion of the range of services provided by the issuer and for improving the services quality);*
- *Application properties of services (wide range of provided services, additional services, provision of services specific for a region, etc.);*
- *Capability to generate bundled offerings of integrated services.*

Essential factors that may improve the issuer's operation results:

Basic trends of the issuer's operation for the development of competitive advantages are:

- *Improvement of organizational effectiveness and the role of marketing in decision making;*
- *Arrangement of strategic protection of its networks both from unauthorized call completion and from unauthorized call initiation;*
- *Efficient utilization and development of network and infrastructure resources.*

V. Detailed data on persons - members of the issuer's management bodies, the issuer's bodies controlling its financial-economic activities, and brief data on the issuer's employees (workers)

5.1. Data on the structure and competencies of the issuer's management bodies

Full description of the issuer's management bodies structure and their competencies in accordance with the issuer's charter (constitutive documents):
In accordance with articles 12, 13, 14, 15 of the issuer's Charter the issuer's management bodies are:

General meeting of shareholders;
The Board of directors;
Management board;
General Director.

The issuer's shareholders (participants) general meeting competencies as per its Charter (constitutive documents):
General meeting of shareholders is the Company's supreme management body.

In accordance with article 12.2 of the issuer's Charter the competencies of General meeting of shareholders cover the following issues that may not be transferred for the solution to the Board of directors, the General Director or to the Management board of the issuer:

"1) introduction of modifications and amendments to the Charter or approval of the Company's Charter in a new wording (except for the cases, stipulated by Federal law "On joint stock companies"), the resolutions on which are passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

2) the Company's reorganization, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

3) the Company's liquidation, appointment of liquidation committee and approval of intermediate and final liquidation balance sheets, the resolutions on which are passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

4) election of the members of the Board of directors by cumulative voting;

5) early termination of office of the members of the Board of directors, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

6) determination of the quantity, par value, category (type) of the Company's declared shares and the rights granted by these shares, the resolutions on which are passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

7) increase in the Company's authorized capital by the increase in the shares par value, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

8) increase in the Company's authorized capital by placement of additional shares by public offering in case, if the quantity of additionally placed shares is more than 25% of ordinary shares placed earlier by the Company, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

9) increase in the Company's authorized capital by placement of additional shares by private offering, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

10) decrease in the Company's authorized capital by the reduction of the shares par value, by the Company's acquisition of a part of shares in order to reduce their total number, and also

by the retirement of shares acquired or redeemed by the Company, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

11) election of the Company's Auditing committee members and early termination of their office, the resolutions on which are passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

12) approval of the Company's auditor, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

13) approval of annual reports, the Company's annual accounting statement, including the Company's statements on profit and loss (profit and loss accounts), and also distribution of profit, including payment (declaration) of dividends, exclusive of profit distributed as dividends based on the results of the first quarter, six months, nine months of the fiscal year) and loss of the Company at the fiscal year-end; the resolutions on which are passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

13.1) payment (declaration) of dividends based on the results of the first quarter, six months, nine months of the fiscal year, the resolutions on which are passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

14) definition of the procedure of conducting the Company's shareholders General meeting, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

15) splitting and consolidation of shares, the resolutions on which are passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

16) passing the resolution on approval of related party transactions, the resolution on which is passed in cases and as per the procedure stipulated by chapter XI of Federal law "On joint stock companies";

17) passing the resolution on approval of large transactions related to acquisition, disposal or possibility of disposal by the Company directly or indirectly of property the cost of which is more than 50% of the Company's balance sheet assets defined by the data of its accounting statement at the last reporting date, except for the transactions made in the course of routine economic activities of the Company, the transactions related to the placement of the Company's ordinary shares by subscription (realization), and also transactions related to the placement of issuing securities convertible into the Company's ordinary shares, the resolution on which is passed by the majority of three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

18) passing the resolution on participating in financial-industrial groups, associations and other unions of business entities, the resolution is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

19) approval of internal documents regulating the Company's bodies activities, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

20) the Company's placement of bonds convertible into shares and of other issuing securities convertible into shares, if the specified bonds (other issuing securities) are placed by private offering or by public offering, if in case of public offering convertible bonds (other issuing securities) may be converted into the Company's ordinary shares amounting to more than 25% of earlier placed shares, the resolution on which is passed by at least three quarters of votes of shareholders – owners of the Company's voting shares participating in the meeting;

21) passing the resolution on reimbursement for the Company's account of the expenses for preparation and holding of extraordinary general meeting of the Company's shareholders in case, when contrary to the requirements of current legislation of the Russian Federation the Board of directors has not made the decision on convocation of an extraordinary meeting and this meeting has been convened by other persons. The resolution is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

22) passing the resolution on transfer of authorities of single executive body of the Company to managing organization or to a manager, the resolution on which is passed by the majority of votes of shareholders – owners of the Company's voting shares participating in the meeting;

23) the solution of other issues stipulated by Federal law "On joint stock companies" and by the Charter."

Competencies of the issuer's Board of directors in accordance with its charter (constitutive documents):

In accordance with article 13 of the issuer's Charter the following issues are related to the competencies of the Board of directors:

"13.4. The following issues are related to the competencies of the Company's Board of directors:

1) definition of priority trends of the Company's activities, including the approval of annual budget, the budgets for medium-term and long-term perspective, strategies and programs of the Company's development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;

2) preliminary approval of operations passing the limits established by the Company's annual budget;

3) convocation of annual and extraordinary general meetings of shareholders, excluding the cases stipulated by item 8 of clause 55 of Federal law "On joint stock companies";

4) approval of the agenda of the general meeting of shareholders;

5) setting the date of drawing up the list of persons having the right to participate in general meeting of shareholders, and other issues within the competencies of the Company's Board of directors in accordance with the provisions of chapter VII of Federal law "On joint stock companies" and related to the preparation and holding of general meeting of shareholders;

6) preliminary approval of the Company's annual report;

7) increase in the Company's authorized capital by the Company's placement of additional shares within the limits of declared shares amount, defined by the Charter, excluding the cases stipulated by sub-items 8,9 of item 12.2 of the Charter;

8) the Company's placement of bonds and other issuing securities in case, when under the conditions of placement of the specified bonds and other issuing securities they are not convertible into the Company's shares;

9) the Company's placement of bonds, convertible into shares, and of other issuing securities, convertible into shares, if the specified bonds (other issuing securities) are placed by public offering and the convertible bonds (other issuing securities) may be converted into the Company's ordinary shares, amounting to 25 and less percent of earlier placed ordinary shares;

10) determination of price (pecuniary valuation) of property, offering price and redemption of issuing securities in cases stipulated by Federal law "On joint stock companies";

11) approval of decisions on issue of securities, prospects of securities issuing, reports on the results of the Company's securities issuing, reports on the results of the Company's shares acquisition in order to cancel them, reports on the results of shares retirement, reports on the results of shareholders' demands of repurchase of shares they hold;

12) the acquisition of shares, bonds and other securities placed by the Company;

13) approval of the Company's registrar and the terms and conditions of the contract with it, and also taking the decision on cancellation of the contract with it;

14) recommendations on profit distribution, including on the size of dividend on the Company's shares and the procedure of its payment and the Company's loss based on the results of the fiscal year;

15) the use of required reserve and other funds of the Company;

16) approval of an internal document defining the procedures of internal control over financial and economic activities of the Company;

17) recommendations on the size of remuneration and compensations paid to the members of the Company's Auditing committee, approval of terms and conditions of contract concluded with the auditor, including determination of the amount of payment for its services;

18) approval of Provision on the Company's structural subdivision carrying out the functions of internal control, preliminary approval of candidates for the position of its head and release from office of the specified person by the Company's initiative, and also consideration of other issues the decisions on which should be made by the Board of directors in accordance with the Provision on the specified subdivision;

19) prior approval of a transaction or several interrelated transactions connected to acquisition, disposal or possibility of disposal by the Company directly or indirectly of the property the cost of which is from 1 to 25% of the book value of the Company's assets defined by the data of its accounting statement at the last reporting date;

20) approval of transactions related to acquisition, disposal or possibility of disposal by the Company directly or indirectly of the property the cost of which is from 25 to 50% of the book value of the Company's assets defined by the data of its accounting statement at the last reporting date, excluding the transactions made in the course of routine economic activities of the Company, the transactions related to the placement by subscription (realization) of the Company's ordinary shares and transactions related to the placement of issuing securities convertible into the Company's ordinary shares;

21) approval of related party transactions in cases stipulated by chapter XI of Federal law "On joint stock companies";

22) definition (change) of functional blocs of corporate structure and of basic functions of subdivisions comprising functional blocs of the Company's corporate structure (excluding the structure of regional subsidiaries and representation offices of the Company);

23) establishment of regional subsidiaries, opening of representation offices, their liquidation, approval of Provisions on them;

24) preliminary approval of candidates for the position of heads of regional subsidiaries and representation offices, and dismissal of the heads of the specified structural subdivisions from their posts by the Company's initiative;

25) excluded;

26) appointment of single executive body (General Director), defining the term of his/her authority, and also early termination of his/her office and conclusion of labor contract with him/her;

27) election (re-election) of the Chairman of the Board of directors of the Company, his/her deputy;

28) formation of collegial executive body (Management board), defining the term of its authority, appointment of Management board members, early termination of the authority of the Management board members;

29) approval of occupation by the person carrying out the functions of singe executive body of the Company, by members of the Company's Management board of the posts in management bodies of other entities;

30) permission to the person carrying out the functions of single executive body to combine these functions with work in paid jobs in other entities;

31) establishment of permanent or provisional (for the solution of particular issues) committees of the Board of directors, approval of the Provisions on them;

32) appointment and dismissal of Corporate secretary of the Company, approval of the Provision on the Corporate secretary and on the back office of the Company's Corporate secretary;

33) approval of terms and conditions of contracts (supplementary agreements) concluded with the General Director, members of the Management board, the heads of regional subsidiaries and representation offices, the head of the Company's structural subdivision carrying out the functions of internal control, with the Company's Corporate secretary, and also consideration of issues the decisions on which should be made by the Board of directors in accordance with the specified contracts;

34) taking the decisions on the Company's participation in other business entities (joining as a participant, termination of participation, change of size or par value of equity share, change of shares quantity or par value of shares belonging to the Company);

35) taking the decisions on the Company's participation in non-profit organizations, excluding the cases stipulated by sub-item 18 of item 12.2 of the Charter, by way of joining as a participant, termination of participation, making additional contributions related to the Company's participation in non-profit organizations;

36) taking the decisions on the issues referred to the competencies of general meetings of participants of business entities, in which the Company is a sole participant having the right of vote at general meetings of participants;

37) excluded;

38) approval of the Company's Corporate governance code, introduction of modifications and amendments into it;

39) approval of internal documents (document) defining the rules and approaches to disclosing the information about the Company, the procedure of using the information about the Company's activities, about the Company's securities and transactions with them, the information not being publicly accessible;

40) approval of the procedure of risks management in the Company;

41) approval of other, in addition to those stipulated by item 13.4 of the Charter, internal documents of the Company, regulating the issues within the competencies of the Company's Board of directors, excluding internal documents the approval of which as per the Company's Charter is within the competencies of the shareholders' general meeting and the Company's executive bodies;

42) preliminary approval of involving outside experts for value received to the audit of the Company's activities conducted by the Auditing committee;

determination of the procedure of payment and other material terms and conditions of participation of outside experts involved for value received to the audit conducted by the Auditing committee;

43) other issues stipulated by Federal law "On joint stock companies" and the Charter."

The issues referred to the competencies of the Company's Board of directors may not be transferred for the solution to collegial or single executive body of the Company.

Competencies of single and collegial executive bodies of the issuer in accordance with its charter (constitutive documents):

In accordance with article 14 of the issuer's Charter the following issues of the issuer's current activities management are related to the competencies of the Management board:

"14.1. Management board is a collegial executive body organizing the performance of resolutions of shareholders' general meeting and the decisions of the Company's Board of directors.

14.4. The following issues of the management of the Company's current activities are referred to the competencies of the Company's Management board:

1) Elaboration of proposals on basic trends of the Company's activities, including the drafts of annual budget, budgets for medium-term and long-term perspective, strategies and programs of the Company's development, proposals on introducing modifications to the specified documents;

2) Deciding the issues related to the competencies of supreme management bodies of non-profit organizations in which the Company is a single promoter (participant), excluding non-profit organizations in which the supreme management body is formed without the promoter's (participant's) involvement;

3) Defining staff and social policy of the Company;

4) Approval of the internal document regulating general provisions of labor motivation, and also consideration and taking the decisions on concluding collective bargaining contracts and agreements;

5) Preparation of materials and drafts of resolutions on the issues subject to consideration by the Board of directors, excluding the issues stipulated by sub-items 24, 26, 27, 28, 31, 33 of item 13.4 of article 13 of the Charter and also the issues initiated in accordance with the Russian Federation legislation and the Company's Charter with indication of specific dates of their consideration by the Board of directors making it impossible to consider preliminary these issues by the Company's Management board;

Preparation of materials subject to consideration by the committees of the Board of directors;

6) Organizational-technical support of the Company's bodies activities;

7) Defining technical, finance-economic and tariff policy of the Company and of regional subsidiaries;

8) Defining accounting policy, control over perfection of the methods of bookkeeping and management accounting, and also over the implementation of accounting of the Company and of regional subsidiaries as per international accounting standards;

9) Defining the methods of planning, budgeting and controlling of the Company and of regional subsidiaries;

10) Defining the policy of ensuring the security of the Company and of regional subsidiaries;

11) Defining the procedure of vesting the property to regional subsidiaries and taking of property settled on regional subsidiaries;

12) Defining quantitative structure and appointment of members of collegial executive bodies of regional subsidiaries, and also early termination of their authority, approval of Provision on a collegial executive body of a regional subsidiary;

13) Preliminary approval of candidates for the posts of deputy heads, chief accountants of regional subsidiaries and representation offices and dismissal of the specified persons from their posts on the Company's initiative;

14) Approval of terms and conditions of contracts (supplementary agreements) concluded with the members of collegial executive bodies of regional subsidiaries, with the deputy heads, chief accountants of regional subsidiaries and representation offices, and also consideration of issues the decisions on which should be made by the Management board in accordance with the specified contracts;

15) excluded;

16) Analysis of the results of operation of the Company's structural subdivisions, including the separate ones, and the development of instructions, obligatory for execution, on their operation improvement;

17) Approval of internal documents regulating the issues within the competencies of the Company's Management board, excluding the documents approved by shareholders' general meeting and the Company's Board of directors;

18) Approval (change) of the Company's corporate structure, including the approval of functions of structural subdivisions (excluding the structure and functions of representation offices and structural subdivisions of regional subsidiaries located outside the addresses of regional subsidiaries locations).

14.5. The Company's Management board also has the right to take decisions on other issues of the Company's current activities management on the instructions of the Company's Board of directors, at the proposals of the committees of the Company's Board of directors and the Company's General Director."

In accordance with article 15 of the Issuer's Charter the competencies of the General Director cover the issues of management of the Issuer's current activities, excluding the issues related to

the competencies of the Issuer's General meeting of shareholders, the Board of directors and the Management board:

"15.1. General Director – single executive body carrying out the management of the Company's current activities. General Director is appointed by the Company's Board of directors.

15.2. General Director takes decisions on the issues not referred by the Charter to the competencies of the shareholders' general meeting, of the Board of directors and the Company's Management board.

15.3. General Director carries out the functions of the Chairman of the Company's Management board.

15.4. General Director acts on behalf of the Company without the power of attorney, he/she represents the Company's interests, makes transactions on behalf of the Company, approves the staff, issues orders, directions and gives instructions obligatory for execution by all employees of the Company.

The rights, duties, the size of labor remuneration and the responsibility of General Director are defined by the contract concluded by him/her with the Company. The contract on behalf of the Company is signed by the Chairman of the Company's Board of directors.

15.5. The Company's Board of directors has the right at any time to take the decision on early termination of the authority of the Company's General Director and on cancellation of the contract with him/her."

Data on availability of the issuer's internal document establishing the rules of the issuer's corporate governance:
On March 11, 2004 (minutes № 30) the issuer's Board of directors approved "The Code of corporate governance of OJSC VolgaTelecom" – the internal document establishing the rules of the issuer's corporate governance and regulating the Company's relations with shareholders and investors. On September 24, 2004 (minutes № 8), on May 20, 2005 (minutes № 30) and on September 20, 2006 (minutes № 7) the Board of directors introduced modifications into the Code of corporate governance of OJSC VolgaTelecom.

The full text of the issuer's Code is posted in the Internet at:
http://www.vt.ru/?id=3547

Data on modifications introduced into the issuer's charter during the reporting period:
During the reporting period there were no modifications in the issuer's Charter.

Data on availability of internal documents regulating the issuer's bodies activities:

The issuer's internal documents regulating the activities of its bodies:
Provision on the procedure of holding general meeting of shareholders of OJSC VolgaTelecom approved by annual general meeting of shareholders of OJSC VolgaTelecom on June 26, 2003 (Minutes №3) and modifications into the Provision on the procedure of holding general meeting of shareholders of OJSC VolgaTelecom approved by annual general meeting of shareholders on June 28, 2005 (Minutes № 5), modifications and amendments approved by annual general meeting of shareholders on June 26, 2006 (Minutes № 6), modifications approved by annual general meeting of shareholders on June 22, 2007 (Minutes № 7) .

Provision on the Board of directors of OJSC VolgaTelecom approved by joint (extraordinary) general meeting of shareholders of OJSC VolgaTelecom on March 26, 2003 (Minutes №2) with modifications and amendments to the Provision on the Board of directors of OJSC VolgaTelecom approved by annual general meeting of shareholders of OJSC VolgaTelecom on June 22, 2004 (Minutes №4), on June 28, 2005 (Minutes №5), on June 26, 2006 (Minutes № 6),

modifications approved by annual general meeting of shareholders on June 22, 2007 (Minutes № 7).

Provision on the Management board of OJSC VolgaTelecom approved by joint (extraordinary) general meeting of shareholders of OJSC VolgaTelecom on March 26, 2003 (Minutes №2) with modifications to the Provision on the Management board approved by annual general meeting of shareholders of OJSC VolgaTelecom on June 22, 2004 (Minutes №4).

Provision on Auditing committee of OJSC VolgaTelecom approved by joint (extraordinary) general meeting of shareholders of OJSC VolgaTelecom on March 26, 2003 (Minutes №2) with modifications to the Provision on Auditing committee of OJSC VolgaTelecom approved by annual general meeting of shareholders of OJSC VolgaTelecom on June 22, 2004 (Minutes №4), modifications and amendments approved by annual general meeting of shareholders on June 26, 2006 (Minutes № 6).

Data on modifications introduced during the reporting period into internal documents regulating the activities of the issuer's bodies:
During the reporting period there were no modifications into the internal documents regulating the activities of the issuer's bodies.

Full text of the issuer's current Charter and the internal documents of OJSC VolgaTelecom regulating the activities of the issuer's bodies, and also approved modifications and amendments to them are posted in the Internet at the Company's site at:
http://www.vt.ru/?id=261
http://www.vt.ru/?id=3547

5.2. Information about the persons – members of the issuer's management bodies

Composition of each management body of the issuer specified in item 5.1 of quarterly report (excluding general meeting of shareholders).
The issuer's Board of directors elected by annual general meeting of shareholders on June 22, 2007:

The issuer's Board of directors:

The Chairman of the Board of directors:
Kuznetsov Sergey Ivanovich
Year of birth: ***1953***
Education: ***higher education***
Graduated from North-West corresponding polytechnical institute in 1981;
Business school of Columbia University (New-York city);
Business school of Fuke University (business management)

Posts held during the last 5 years:
Period: ***2002 - 2003***
Entity: ***OJSC Rostelecom***
Post: ***General Director***

Period: ***2002 - 2003***
Entity: ***OJSC Rostelecom***
Post: ***Chairman of the Management board***

Period: *2002 - 2003*
Entity: ***non-government pension fund Rostelecom – Garantiya***
Post: ***member of the fund's council***

Period: ***2002 - 2003***
Entity: ***OJSC Svyazinvest***
Post: ***member of the Management board***

Period: ***2002 - 2003***
Entity: ***OJSC RTK-Leasing***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***CJSC Globaster – Space telecommunications***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC RTComm.RU***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC Telmos***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Entity: ***CJSC Interfax –Telecom***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC Rostelecom***
Post: ***member of the Board of directors***

Period: ***2003 - 2003***
Entity: ***OJSC RTK-Leasing***
Post: ***chairman of the Board of directors***

Period: ***2003 - 2004***
Entity: ***OJSC North-West Telecom***
Post: ***General Director***

Period: ***2003 - 2004***
Entity: ***OJSC North-West Telecom***
Post: ***chairman of the Management board***

Period: ***2004 - 2004***
Entity: ***OJSC North-West Telecom***
Post: ***member of the Board of directors***

Period: *2002 - 2004*
Entity: *Non-commercial partnership The center of investigation of telecommunications development problems*
Post: *member of the council of the partnership*

Period: *2004 – 2006*
Entity: *OJSC Svyazinvest*
Post: *member of the Management board*

Period: *2004 – 2006*
Entity: *OJSC Svyazinvest*
Post: *first deputy to the General Director*

Period: *2006 – 2006*
Entity: *OJSC Svyazinvest*
Post: *adviser to the General Director*

Period: *2004 – 2006*
Entity: *OJSC Telecominvest*
Post: *member of the Board of directors*

Period: *2007 – 2007*
Entity: *OJSC Telecominvest*
Post: *member of the Board of directors*

Period: *2003 – 2005*
Entity: *Interregional commercial bank of development of communications and IT (Open Joint Stock Company)*
Post: *member of the Board of directors*

Period: *2005 – present time*
Entity: *OJSC Rostelecom*
Post: *member of the Board of directors*

Period: *2005 – present time*
Entity: *OJSC CenterTelecom*
Post: *member of the Board of directors*

Period: *2005 – 2006*
Entity: *OJSC Southern Telecommunication Company*
Post: *chairman of the Board of directors*

Period: *2005 – 2006*
Entity: *OJSC Uralsvyazinform*
Post: *chairman of the Board of directors*

Period: *2005 – 2006*
Entity: *OJSC Sibirtelecom*
Post: *chairman of the Board of directors*

Period: ***2006 – present time***
Entity: ***OJSC Sibirtelecom***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC Dalsvyaz***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC Central telegraph***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***chairman of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC BaltAvtoPoisk***
Post: ***chairman of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Members of the Board of directors:

Andreev Vladimir Alexandrovich
Year of birth: ***1951***
Education: ***higher education***
Graduated from Kuibyshevskyi electro-technical institute of communications in 1974, specialty - telecommunications engineer;
Moscow technical university of communications, postgraduate student – 1978, doctoral candidate

– 1992;
Doctor of Engineering Science, professor

Posts held during the last 5 years:
Period: 2002 – ***present time***
Entity: ***State educational institution of Higher Professional education - the Volga State Academy of Telecommunications and IT in Samara city***
Post: ***head of a chair***

Period: ***2002 – present time***
Entity: ***State educational institution of Higher Professional education - the Volga State Academy of Telecommunications and IT in Samara city***
Post: ***rector***

Period: ***2002 – 2006***
Entity: ***Regional public association Academy of telecommunications and IT***
Post: ***president (without pay)***

Period: ***2002 – present time***
Entity: ***the Volga association of engineers TELEINFO***
Post: ***Vice-president (without pay)***

Period: ***2004 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***
(Since 01.08.2007 – present time – chairman of Strategic Development Committee with the issuer's Board of directors)

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Bilibin Yuri Alexandrovich

Year of birth: ***1971***
Education: ***higher education***
Graduated from St.Petersburg State technical university in 1994, specialty – engineer-

thermophysist;
St.Petersburg State technical university, specialty – international economic relations department, economist of international relations

Posts held during the last 5 years:

Period: ***2002 - 2004***
Entity: ***OJSC Svyazinvest***
Post: ***assistant to the General Director***

Period: ***2002 - 2004***
Entity: ***OJSC NWT***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***CJSC Medexpress***
Post: ***member of Supervisory council***

Period: ***2004 - 2006***
Entity: ***OJSC RTK-Leasing***
Post: ***advisor to the General Director***

Period: ***2002 - 2005***
Entity: ***CJSC North-West Telecombank***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC National payphone network***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC RTComm.RU***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Entity: ***OJSC Svyazinform of Samara oblast***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC Uralsvyazinform***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Entity: ***OJSC Magadansvyazinform***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Entity: ***OJSC Murmanskelectrosvyaz***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***

Entity: ***OJSC Electric communication of Orel oblast***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC Inter-regional commercial Bank of communications and IT development***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Entity: ***Non-government Pension Fund Rostelecom-Garantiya***
Post: ***member of the fund's council***

Period: ***2002 - 2006***
Entity: ***OJSC RTK-Leasing***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Entity: ***CJSC RTK-Invest***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC Svyazinvest-Media***
Post: ***chairman of the Board of directors***

Period: ***2004 - 2005***
Entity: ***OJSC Svyazinvest-Media***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***CJSC MobiTel***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Entity: ***OJSC Lensvyaz***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Entity: ***OJSC Electric communication of Kaliningrad oblast***
Post: ***member of the Board of directors***

Period: ***2004 - 2005***
Entity: ***CJSC Registrator-Svyaz***
Post: ***member of the Board of directors***

Period: ***2004 - 2005***
Entity: ***OJSC Telecominvest***
Post: ***member of the Board of directors***

Period: ***2004 - 2005***
Entity: ***CJSC Sky Link***
Post: ***member of the Board of directors***

Period: *2005 – 2007*
Entity: ***OJSC RTComm.RU***
Post: ***member of the Board of directors***

Period: *2005 - 2006*
Entity: ***CJSC Globus-Telecom***
Post: ***member of the Board of directors***

Period: *2005 - 2006*
Entity: ***OJSC Inter-regional commercial Bank of communications and IT development***
Post: ***member of the Board of directors***

Period: *2005 - 2006*
Entity: ***OJSC Inter-regional transit Telecom***
Post: ***member of the Board of directors***

Period: *2005 - 2006*
Entity: ***CJSC Startcom***
Post: ***member of the Board of directors***

Period: *2005 - 2006*
Entity: ***CJSC Russkyi Industrialnyi Bank***
Post: ***member of the Board of directors***

Period: *2005 - 2006*
Entity: ***CJSC TelecomCenter***
Post: ***member of the Board of directors***

Period: *2006 – 2007*
Entity: ***OJSC Rostelecom***
Post: ***management board member***

Period: *2006 – 2007*
Entity: ***OJSC CenterTelecom***
Post: ***management board member***

Period: *2006 – present time*
Entity: ***OJSC Giprosvyaz***
Post: ***chairman of the Board of directors***

Period: *2006 – present time*
Entity: ***OJSC Uralsvyazinform***
Post: ***member of the Board of directors***

Period: *2006 – 2007*
Entity: ***OJSC Dalsvyaz***
Post: ***member of the Board of directors***

Period: *2006 – 2007*

Entity: ***CJSC Tsentel***
Post: ***member of the Board of directors***

Period: ***2006 – 2007***
Entity: ***CJSC Startcom***
Post: ***chairman of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC Information technologies of communications***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***CJSC RTK-Invest***
Post: ***member of the Board of directors***

Period: ***2006 – 2007***
Entity: ***OJSC Telecominvest***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC ORK***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC Svyazinvest***
Post: ***advisor to the General Director***

Period: ***2005 – 2007***
Entity: ***CJSC PeterStar***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC Sky Link***
Post: ***first deputy to the General Director***

Period: ***2007 – present time***
Entity: ***OJSC Southern Telecommunications Company***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***Non-commercial partnership Center of investigations of telecommunications development problems***
Post: ***chairman of the partnership's council***

Period: ***2007 – present time***
Entity: ***CJSC "Baikalvestcom"***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***

Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Gavrilenko Anatolyi Anatolievich

Year of birth: ***1972***
Education: ***higher education***
Graduated from Moscow State University after M.Lomonosov in 1995, specialty – economic cybernetics;
Graduated from Moscow State University after M.Lomonosov in 2001, specialty – jurisprudence.

Posts held during the last 5 years:

Period: ***2002 – 2004***
Entity: ***CJSC Alor Invest***
Post: ***director of strategic financial budgeting***

Period: ***2004 – present time***
Entity: ***CJSC Leader***
Post: ***General Director***

Period: ***2004 – present time***
Entity: ***CJSC Leader***
Post: ***member of the Board of directors***

Period: ***2004 – 2005***
Entity: ***OJSC Ulyanovsk automobile factory***
Post: ***member of the Board of directors***

Period: ***2004 – 2006***
Entity: ***OJSC OMZ (Uralmash-Izhora group)***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***OJSC OMZ (Uralmash-Izhora group)***

Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC Belvnesheconombank***
Post: ***member of supervisory council***

Period: ***2005 – present time***
Entity: ***OJSC Moscow Heatnetwork Company***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC Moscow city's electric power supply network company***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC Moscow joint electric power supply network company***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC Management electric power supply company***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC Southern Telecommunications Company***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC Mosenergo***
Post: ***member of the Board of directors***

Period: ***2006 – 2007***
Entity: ***OJSC Mosenergosbyt***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC JSB Gazprombank***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***OJSC Rostelecom***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or

associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Grigorieva Alla Borisovna
Year of birth: ***1967***
Education: ***higher education***
Graduated from Alma-Ata institute of national economy in 1990, specialty – industry planning

Posts held during the last 5 years:

Period: ***2002 – 2002***
Entity: ***OJSC Sakhalinsvyaz***
Post: ***member of the Board of directors***

Period: ***2002 – 2002***
Entity: ***OJSC Electrosvyaz of Kaluga oblast***
Post: ***chairman of the Board of directors***

Period: ***2002 – 2002***
Entity: ***OJSC UdmurtTelecom***
Post: ***chairman of the Board of directors***

Period: ***2002 – 2002***
Entity: ***OJSC Electrosvyaz of Rostov oblast***
Post: ***member of the Board of directors***

Period: ***2002 – 2002***
Entity: ***OJSC Svyazinform of Penza oblast***
Post: member of the Board of directors

Period: ***2002 – 2002***
Entity: ***OJSC Electrosvyaz of the Republic of Adygei***
Post: member of the Board of directors

Period: ***2002 – 2002***
Entity: ***OJSC Electrosvyaz of Ulyanovsk oblast***
Post: ***member of the Board of directors***

Period: ***2002 – 2006***
Entity: ***OJSC Svyazinvest***
Post: ***deputy to the director – chief of the sector of Corporate Governance Department***

Period: ***2006 – present time***

Entity: ***OJSC Svyazinvest***
Post: ***deputy to the director of corporate governance and legal support Department***

Period: ***2002 – present time***
Entity: ***OJSC Uralsvyazinform***
Post: ***member of the Board of directors***

Period: ***2002 – present time***
Entity: ***Non-commercial Partnership Russian institute of directors***
Post: ***member of the partnership***

Period: ***2002 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***
(since 01.08.2007 – present time – chairman of the Board of directors' Corporate Governance Committee
since 01.08.2007 – present time – member of the Board of director's Staff and Rewards Committee)

Equity stake in the authorized capital of the issuer: ***0,00122%***
Equity stake of the issuer's ordinary shares: ***0,00082%***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Degtyarev Valeryi Victorovich
Year of birth: ***1957***
Education: higher education
Graduated from Omsk institute of engineers of railroad transportation in 1979, specialty - electric engineer of communication routes;
Postgraduate course of Leningrad institute of engineers of water-borne transportation in 1986, PhD (engineering), PhD (economics)

Posts held during the last 5 years:

Period: ***2002 – present time***
Entity: ***CJSC Professional Telecommunications***
Post: ***General Director***

Period: ***2002 – present time***
Entity: ***CJSC Professional Telecommunications***
Post: ***member of the Board of directors***

Period: ***2004 – 2006***
Entity: ***CJSC RadioTel***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***CJSC RadioTel***
Post: ***chairman of the Board of directors***

Period: ***2004 – present time***
Entity: ***OJSC Rostelecom***
Post: **member of the Board of directors**

Period: ***2004 – 2007***
Entity: ***OJSC Dalsvyaz***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***
(Since 01.08.2007 – present time – chairman of Committee for audit with the issuer's Board of directors
Since 01.08.2007 – present time – member of Strategic Development Committee with the issuer's Board of directors)

Period: ***2004 – 2007***
Entity: ***OJSC Tetrasvyaz***
Post: ***General Director***

Period: ***2006 – 2007***
Entity: ***OJSC Tetrasvyaz***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***OJSC Tetrasvyaz***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2007***
Entity: ***OJSC CenterTelecom***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or

associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Enin Evgenyi Petrovich
Year of birth: ***1958***
Education: ***higher education***
Graduated from Leningrad State University after A.A. Zhdanov in 1985, specialty – political economics.

Posts held during the last 5 years:

Period: ***2002 – 2002***
Entity: ***OJSC Bank Saint-Petersburg***
Post: ***deputy to the director of commercial department***

Period: ***2002 – 2002***
Entity: ***OJSC Bank "Saint-Petersburg***
Post: ***acting deputy to the chairman of the Management board***

Period: ***2002 – 2003***
Entity: ***CJSC IC Renaissance – Capital***
Post: ***deputy to the General Director***

Period: ***2003 – 2004***
Entity: ***Fund "Institute of equity market and management"***
Post: ***General Director***

Period: ***2004 – 2005***
Entity: ***CJSC IC LenMontazhStroi***
Post: ***deputy to the General Director***

Period: ***2005 – 2006***
Entity: ***CJSC IC Russian monolit***
Post: ***General Director***

Period: ***2006 – present time***
Entity: ***Non-Commercial Partnership Russian institute of Directors***
Post: ***deputy to the director***

Period: ***2006 – present time***
Entity: ***OJSC Southern Telecommunications Company***
Post: ***member of the Board of directors***

Period*: 2006 – 2007*
Entity: ***OJSC Uralsvyazinform***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***
*(**Since 01.08.2007 – present time – chairman of Staff and Rewards Committee with the issuer's Board of directors***
Since 01.08.2007 – present time – member of Committee for audit with the issuer's Board of directors)

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Zhelonkin Vladimir Borisovich
Year of birth: ***1967***
Education: ***higher education***
Graduated from University of knowledge methodology in 1994, specialty – economics and production management.

Posts held during the last 5 years:
Period: ***2002 – 2004***
Entity: ***OJSC TV-radio broadcasting company Moscow***
Post: ***General Director***

Period: ***2004 – 2006***
Entity: ***CJSC International industrial bank***
Post: ***managing director***

Period: ***2006 – present time***
Entity: ***OJSC Dalsvyaz***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC Svyazinvest***
Post: ***member of the Management board***

Period: ***2006 – present time***
Entity: ***OJSC Svyazinvest***
Post: ***deputy to the General Director***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***OJSC Southern Telecommunications Company***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***OJSC North-West Telecom***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***OJSC Central telegraph***
Post: ***chairman of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Kuznetsov Sergey Ivanovich
Year of birth: ***1953***
Education: ***higher education***
Graduated from North-West corresponding polytechnical institute in 1981;
Business school of Columbia University (New-York city);
Business school of Fuke University (business management)

Posts held during the last 5 years:

Period: ***2002 - 2003***

Entity: ***OJSC Rostelecom***
Post: ***General Director***

Period: ***2002 - 2003***
Entity: ***OJSC Rostelecom***
Post: ***Chairman of the Management board***

Period: ***2002 - 2003***
Entity: ***non-government pension fund Rostelecom – Garantiya***
Post: ***member of the fund's council***

Period: ***2002 - 2003***
Entity: ***OJSC Svyazinvest***
Post: ***member of the Management board***

Period: ***2002 - 2003***
Entity: ***OJSC RTK-Leasing***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***CJSC Globaster – Space telecommunications***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC RTComm.RU***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC Telmos***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Entity: ***CJSC Interfax –Telecom***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***OJSC Rostelecom***
Post: ***member of the Board of directors***

Period: ***2003 - 2003***
Entity: ***OJSC RTK-Leasing***
Post: ***chairman of the Board of directors***

Period: ***2003 - 2004***
Entity: ***OJSC North-West Telecom***
Post: ***General Director***

Period: ***2003 - 2004***
Entity: ***OJSC North-West Telecom***
Post: ***chairman of the Management board***

Period: ***2004 - 2004***
Entity: ***OJSC North-West Telecom***

Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Entity: ***Non-commercial partnership The center of investigation of telecommunications development problems***
Post: ***member of the council of the partnership***

Period: ***2004 – 2006***
Entity: ***OJSC Svyazinvest***
Post: ***member of the Management board***

Period: ***2004 – 2006***
Entity: ***OJSC Svyazinvest***
Post: ***first deputy to the General Director***

Period: ***2006 – 2006***
Entity: ***OJSC Svyazinvest***
Post: ***adviser to the General Director***

Period: ***2004 – 2006***
Entity: ***OJSC Telecominvest***
Post: ***member of the Board of directors***

Period: ***2007 – 2007***
Entity: ***OJSC Telecominvest***
Post: ***member of the Board of directors***

Period: ***2003 – 2005***
Entity: ***Interregional commercial bank of development of communications and IT (Open Joint Stock Company)***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC Rostelecom***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC CenterTelecom***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC Southern Telecommunication Company***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC Uralsvyazinform***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC Sibirtelecom***
Post: ***chairman of the Board of directors***

Period: ***2006 – present time***

Entity: ***OJSC Sibirtelecom***
Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC Dalsvyaz***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC Central telegraph***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***chairman of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC BaltAvtoPoisk***
Post: ***chairman of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***
Graduated from Novocherkassk communications military academy after USSR Marshal Sokolovskyi in 1984, specialty - command electric wire communication, qualification – engineer of electric communication facilities operation.

Posts held during the last 5 years:

Period: *2002 – 2002*
Entity: ***Technical node of backbone links and TV (TUSM) № 3 of the branch of OJSC of DLD and ILD Rostelecom***
Post: ***director of TUSM – 3***

Period: *2002 – 2003*
Entity: ***OJSC Rostelecom branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)***
Post: director of general directorate of AC of DLD links – 5

Period: *2003 – 2005*
Entity: ***The Volga subsidiary of OJSC Rostelecom***
Post: ***director***

Period: *2005 – present time*
Entity: ***OJSC VolgaTelecom***
Post: ***General Director***

Period: *2005 – present time*
Entity: ***OJSC VolgaTelecom***
Post: ***chairman of the Management board***

Period: *2006 – present time*
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***
(Since 01.08.2007 – present time – member of Strategic Development Committee with the issuer's Board of directors)

Period: *2005 – present time*
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***chairman of the Board of directors***

Period: *2005 – present time*
Entity: ***CJSC Orenburg - GSM***
Post: ***chairman of the Board of directors***

Period: *2005 – 2007*
Entity: ***OJSC TATINCOM-T***
Post: ***member of the Board of directors***

Period: *2005 – present time*
Entity: ***Non-commercial Partnership Center of investigations of telecommunications development problems***
Post: ***member of the Partnership's council***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or

associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Savchenko Victor Dmitrievich
Year of birth: ***1960***
Education: ***higher education***
Graduated from Moscow State University after M. Lomonosov in 1986, specialty – jurisprudence.

Posts held during the last 5 years:

Period: ***2002 – 2006***
Entity: ***OJSC Svyazinvest***
Post: ***director of legal support department***

Period: ***2006 – 2006***
Entity: ***OJSC Svyazinvest***
Post: ***executive director – director of legal support department***

Period: ***2006 – present time***
Entity: ***OJSC Svyazinvest***
Post: ***executive director – director of corporate governance and legal support Department***

Period: ***2002 – 2002***
Entity: ***OJSC Khantymansiyskokrtelecom***
Post: ***member of the Board of directors***

Period: ***2002 – present time***
Entity: ***OJSC MGTS***
Post: ***member of the Board of directors***

Period: ***2003 – 2003***
Entity: ***OJSC CenterTelecom***
Post: ***member of the Board of directors***

Period: ***2003 – 2005***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Period: ***2003 – 2006***
Entity: ***OJSC Central telegraph***
Post: ***member of the Management board***

Period: ***2004 – 2005***
Entity: ***LLC Southern-Ural cellular phone***

Post: ***member of the Board of directors***

Period: ***2005 – 2006***
Entity: ***OJSC Svyazinvest***
Post: ***member of the Management board***

Period: ***2005 – 2006***
Entity: ***OJSC CenterTelecom***
Post: ***member of the Management board***

Period: ***2006 – present time***
Entity: ***OJSC CenterTelecom***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***
(Since 01.08.2007 – present time – member of Staff and Rewards Committee with the issuer's Board of directors
Since 01.08.2007 – present time – member of Committee for audit with the issuer's Board of directors)

Period: ***2006 – 2007***
Entity: ***OJSC Information technologies of communications***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Fedorov Oleg Romanovich
Year of birth: ***1968***
Education: ***higher education***
Graduated from Moscow State University after M. Lomonosov in 1992, specialty – mathematician.

Posts held during the last 5 years:

Period: *2002 – 2002*
Entity: ***SRO NAUFOR***
Post: ***member of the Board of directors***

Period: *2002 – 2003*
Entity: ***Association for the investors' rights protection***
Post: ***head of the group of independent directors with the Association***

Period: *2002 – 2002*
Entity: ***SRO NAUFOR***
Post: ***director of NAUFOR consulting center***

Period: *2002 - 2002*
Entity: ***OJSC Novgorodtelecom***
Post: ***member of the Board of directors***

Period: *2002 – 2003*
Entity: ***OJSC Kalugaenergo***
Post: ***member of the Board of directors***

Period: *2002 – 2003*
Entity: ***Association for the investors' rights protection***
Post: ***deputy to the executive director***

Period: *2002 – 2003*
Entity: ***OJSC Astrakhanenergo***
Post: ***member of the Board of directors***

Period: *2002 – 2003*
Entity: ***OJSC Kurskenergo***
Post: ***member of the Board of directors***

Period: *2002 – 2003*
Entity: ***OJSC Sverdlovenergo***
Post: ***member of the Board of directors***

Period: *2002 - 2003*
Entity: ***OJSC System Operator-Central Dispatch Control of Unified Energy System***
Post: ***member of the auditing committee***

Period: *2002 – 2003*
Entity: ***OJSC Omskenergo***
Post: ***member of the Board of directors***

Period: *2002 – 2004*
Entity: ***OJSC Nizhnovenergo***
Post: ***member of the Board of directors***

Period: *2003 – 2004*
Entity: ***OJSC Kubanenergo***
Post: ***member of the Board of directors***

Period: *2002 - 2004*
Entity: ***OJSC Federal Network Company of Unified Energy System***

Post: ***member of the auditing committee***

Period: ***2003 – 2005***
Entity: ***CJSC United Financial Group***
Post: ***executive director of corporate finance sector***

Period: ***2006 – 2006***
Entity: ***CJSC United Financial Group***
Post: ***executive director of corporate finance department***

Period: ***2003 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***

Period: ***2004 – 2005***
Entity: ***OJSC Novosibirskenergo***
Post: ***member of the Board of directors***

Period: ***2004 – 2007***
Entity: ***Association for investors' rights protection***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***LLC Deutsche Bank***
Post: ***executive director of corporate finance department***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Single executive body and also the members of the issuer's collegial executive body:

Members of the issuer's collegial executive body – the Management board:

<u>The Chairman of the Management board:</u>

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***
Graduated from Novocherkassk communications military academy after USSR Marshal Sokolovskyi in 1984, specialty - command electric wire communication, qualification – engineer of electric communication facilities operation.

Posts held during the last 5 years:

Period: ***2002 – 2002***
Entity: ***Technical node of backbone links and TV (TUSM) № 3 of the branch of OJSC of DLD and ILD Rostelecom***
Post: ***director of TUSM – 3***

Period: ***2002 – 2003***
Entity: ***OJSC Rostelecom branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)***
Post: director of general directorate of AC of DLD links – 5

Period: ***2003 – 2005***
Entity: ***The Volga subsidiary of OJSC Rostelecom***
Post: ***director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***General Director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***chairman of the Management board***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***
(Since 01.08.2007 – present time – member of Strategic Development Committee with the issuer's Board of directors)

Period: ***2005 – present time***
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***CJSC Orenburg - GSM***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2007***
Entity: ***OJSC TATINCOM-T***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***Non-commercial Partnership Center of investigations of telecommunications development problems***

Post: ***member of the Partnership's council***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Members of the Management board

Astakhova Svetlana Leonidovna
Year of birth: ***1974***
Education: ***higher education***
Graduated from All-Russia corresponding finance-economic institute in 1996, specialty – finance and credit;
Nizhny Novgorod branch of state university – Higher School of Economics, professional training in "HR management" in 2003;
Nizhny Novgorod state university after N.I.Lobachevskyi, extended education, MBA qualification in 2004.

Posts held during the last 5 years:

Period: ***2002 – 2002***
Entity: ***LLC Avtozvuk***
Post: ***deputy to the director for personnel management***

Period: ***2002 – 2003***
Entity: ***CJSC Sormovskaya confectionery plant***
Post: ***chief of the sector for personnel management and staff training***

Period: ***2004 – 2005***
Entity: ***OJSC VolgaTelecom***
Post: ***chief of sector for assessment and development of personnel of the Department of human resources management of the General directorate,***
Director of the Department of human resources management of the General directorate

Period: ***2005 – 2005***
Entity: ***OJSC VolgaTelecom***

Post: ***acting deputy to the General Director of the joint-stock company – personnel director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company – personnel director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Dyakonov Mikhail Vasilievich
Year of birth: ***1954***
Education: ***higher education***
Graduated from Mordovia state university after N.P.Ogarev in 1980, specialty – industrial and civil construction.

Posts held during the last 5 years:

Period: ***2002 – 2002***
Entity: ***OJSC Svyazinform of Chuvash Republic***
Post: ***member of the Board of directors***

Period: ***2002 – 2002***
Entity: ***OJSC Svyazinform of Mordovia Republic***
Post: ***member of the Board of directors***

Period: ***2002 – 2005***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director for capital construction***

Period: ***2002 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Management board***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company for capital construction***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Ershov Oleg Vladimirovich
Year of birth: ***1977***
Education: ***higher education***
Graduated from Nizhny Novgorod commercial institute in 1999, specialty – commerce.

Posts held during the last 5 years:

Period: ***2002 – 2002***
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***chief of marketing sector***

Period: ***2002 – 2003***
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***marketing director***

Period: ***2003 – 2005***
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***commercial director***

Period: ***2003 – 2006***
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***member of the Management board***

Period: *2005 – 2007*
Entity: *OJSC VolgaTelecom*
Post: *deputy to the General Director of the joint-stock company – commercial director*

Period: *2007 – present time*
Entity: *OJSC VolgaTelecom*
Post: *first deputy to the General Director of the joint-stock company – commercial director*

Period: *2006 – present time*
Entity: *OJSC VolgaTelecom*
Post: *member of the Management board*

Period: *2006 – 2007*
Entity: *CJSC RTCOM*
Post: *member of the Board of directors*

Period: *2007 – 2007*
Entity: *CJSC RTCOM*
Post: *chairman of the Board of directors*

Period: *2006 – 2007*
Entity: *OJSC TATINCOM-T*
Post: *member of the Board of directors*

Period: *2007 – 2007*
Entity: *CJSC Saratov-Mobile*
Post: *member of the Board of directors*

Period: *2007 – 2007*
Entity: *CJSC Penza Mobile*
Post: *member of the Board of directors*

Period: *2007 – 2007*
Entity: *CJSC Chuvashia Mobile*
Post: *member of the Board of directors*

Period: *2007 – present time*
Entity: *CJSC Nizhegorodskaya Sotovaya Svyaz*
Post: *member of the Board of directors*

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues,

securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Ketkov Alexander Yulievich
Year of birth: ***1972***
Education: ***higher education***
Graduated from Nizhny Novgorod state university after N.I.Lobachevskyi in 1994, specialty – applied mathematics.

Posts held during the last 5 years:

Period: ***2002 – 2002***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director***

Period: ***2002 – 2004***
Entity: ***Federal state unitary enterprise Russia's TV and radiobroadcasting network***
Post: ***representative of the General Director in the Volga Federal district***

Period: ***2004 – 2005***
Entity: ***Federal state unitary enterprise Russia's TV and radiobroadcasting network***
Post: ***representative of the General Director (the Volga Federal district) of a group of advisers of the back office of the General Director***

Period: ***2005 – 2006***
Entity: ***Federal state unitary enterprise Russia's TV and radiobroadcasting network***
Post: ***representative of the General Director (the Volga Federal district)***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company – technical director***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Management board***

Period: ***2006 – 2007***
Entity: ***CJSC Transsvyaz***
Post: ***chairman of Supervisory council***

Period: ***2007 – 2007***
Entity: ***CJSC Saratov-Mobile***
Post: ***member of the Board of directors***

Period: ***2007 – 2007***
Entity: ***CJSC Penza Mobile***
Post: ***member of the Board of directors***

Period: *2007 – 2007*
Entity: ***CJSC Chuvashia Mobile***
Post: ***chairman of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Kostin Denis Borisovich
Year of birth: ***1969***
Education: ***higher education***
Graduated from Moscow State Institute for International Relations of the USSR Ministry of Foreign Affairs in 1991, specialty – international economic relations;
London Business School, MBA, specialty – Advanced Corporate Finance, LBOs and Private Equity, in 2001;
HEC School of Management, MBA, specialty – Investment Banking, Business Strategy, in 2002.

Posts held during the last 5 years:

Period: ***2006 – 2006***
Entity: ***Limited Liability Company "FinanceInterTrade", Moscow***
Post: ***chief of sector of direct investments***

Period: ***2006 – 2007***
Entity: ***CJSC "INCOR", Moscow***
Post: ***internal auditor***

Period: ***2007 – 2007***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company for corporate development***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director for economics and finances***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Management board***

Period: ***2007 – 2007***
Entity: ***OJSC TATINCOM-T***
Post: ***member of the Board of directors***

Period: ***2007 – 2007***
Entity: ***CJSC RTCOM***
Post: ***member of the Board of directors***

Period: ***2007 – 2007***
Entity: ***CJSC Saratov-Mobile***
Post: ***chairman of the Board of directors***

Period: ***2007 – 2007***
Entity: ***CJSC Penza Mobile***
Post: ***member of the Board of directors***

Period: ***2007 – 2007***
Entity: ***CJSC Chuvashia Mobile***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC Rostelegraph***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC Samara Telecom***
Post: ***member of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC Ulyanovsk-GSM***
Post: ***chairman of the Board of directors***

Period: ***2007 – present time***
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues,

securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***
Graduated from Novocherkassk communications military academy after USSR Marshal Sokolovskyi in 1984, specialty - command electric wire communication, qualification – engineer of electric communication facilities operation.

Posts held during the last 5 years:

Period: ***2002 – 2002***
Entity: ***Technical node of backbone links and TV (TUSM) № 3 of the branch of OJSC of DLD and ILD Rostelecom***
Post: ***director of TUSM – 3***

Period: ***2002 – 2003***
Entity: ***OJSC Rostelecom branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)***
Post: director of general directorate of AC of DLD links – 5

Period: ***2003 – 2005***
Entity: ***The Volga subsidiary of OJSC Rostelecom***
Post: ***director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***General Director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***chairman of the Management board***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***
(Since 01.08.2007 – present time – member of Strategic Development Committee with the issuer's Board of directors)

Period: ***2005 – present time***
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***CJSC Orenburg-GSM***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2007***
Entity: ***OJSC TATINCOM-T***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***Non-commercial Partnership Center of investigations of telecommunications development problems***
Post: ***member of the Partnership's council***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Petrov Mikhail Victorovich
Year of birth: ***1973***
Education: ***higher education***
Graduated from Saratov state technical university in 1995, specialty - automation and control in engineering systems;
Professional training at the department of academic training programs of the Academy of National Economy with the RF Government in MBA program, in 2003.

Posts held during the last 5 years:

Period: ***2002 – present time***
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***General Director***

Period: ***2003 – present time***
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***chairman of the Management board***

Period: ***2003 – present time***
Entity: ***CJSC Orenburg - GSM***

Post: ***member of the Board of directors***

Period: ***2003 – present time***
Entity: ***CJSC Ulyanovsk - GSM***
Post: ***member of the Board of directors, chairman of the Board of directors***

Period: ***2003 –2005***
Entity: ***OJSC TATINCOM – T***
Post: ***member of the Board of directors***

Period: ***2005 – 2007***
Entity: ***OJSC TATINCOM – T***
Post: ***chairman of the Board of directors***

Period: ***2003 – 2007***
Entity: ***CJSC Saratov-Mobile***
Post: ***member of the Board of directors, chairman of the Board of directors***

Period: ***2004 – 2004***
Entity: ***LLC Udmurtskie cellular networks – 450***
Post: ***member of the Board of directors***

Period: ***2004 – 2005***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director for mobile communication***

Period: ***2005 – 2007***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company (dual activity status)***

Period: ***2004 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Management board***

Period: ***2005 – 2007***
Entity: ***CJSC RTCOM***
Post: ***chairman of the Board of directors, member of the Board of directors***

Period: ***2003 – 2004***
Entity: ***CJSC Narodnyi telephone Saratov***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***CJSC Narodnyi telephone Saratov***
Post: ***member of the Board of directors***

Period: ***2007 – 2007***
Entity: ***CJSC Chuvashia Mobile***
Post: ***member of the Board of directors***

Period: ***2007 – 2007***
Entity: ***CJSC Penza Mobile***
Post: ***chairman of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Popkov Nikolai Ivanovich
Year of birth: ***1973***
Education: ***higher education***
Graduated from Nizhny Novgorod state university after N.I.Lobachevskyi in 1995, specialty – economics and management of scientific investigations and design;
Refresher courses in "Taxes and taxation" with Nizhny Novgorod Territorial Institute of professional accountants and auditors of Russia in 2006.

Posts held during the last 5 years:

Period: ***2002 – 2002***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the chief accountant of general accounting department***

Period: ***2002 – 2002***
Entity: ***OJSC VolgaTelecom***
Post: ***first deputy to the chief accountant***

Period: ***2003 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***Chief accountant of the General directorate***

Period: ***2003 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that

may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Ulyanov Vladimir Vasilievich
Year of birth: ***1951***
Education: ***higher education***
Graduated from factory – higher technical college with Karaganda integrated iron-and-steel works in 1973, specialty - forming operation.

Posts held during the last 5 years:

Period: ***2001 -2006***
Entity: ***military unit № 10281***
Post: ***man-at-arms***

Period: ***2006 – 2007***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company for security***

Period: 2007 – ***present time***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the General Director of the joint-stock company – director for security and secrecy order***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the

specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

The issuer's single executive body: ***Omelchenko Sergey Valerievich***

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***
Graduated from Novocherkassk communications military academy after USSR Marshal Sokolovskyi in 1984, specialty - command electric wire communication, qualification – engineer of electric communication facilities operation.

Posts held during the last 5 years:

Period: ***2002 – 2002***
Entity: ***Technical node of backbone links and TV (TUSM) № 3 of the branch of OJSC of DLD and ILD Rostelecom***
Post: ***director of TUSM – 3***

Period: ***2002 – 2003***
Entity: ***OJSC Rostelecom branch – Area center of DLD links and TV № 5 (AC of DLD links – 5)***
Post: director of general directorate of AC of DLD links – 5

Period: ***2003 – 2005***
Entity: ***The Volga subsidiary of OJSC Rostelecom***
Post: ***director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***General Director***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***chairman of the Management board***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Board of directors***
(Since 01.08.2007 – present time – member of Strategic Development Committee with the issuer's Board of directors)

Period: ***2005 – present time***
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Entity: ***CJSC Orenburg-GSM***
Post: ***chairman of the Board of directors***

Period: ***2005 – 2007***

Entity: ***OJSC TATINCOM-T***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***Non-commercial Partnership Center of investigations of telecommunications development problems***
Post: ***member of the Partnership's council***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

5.3. Data on the size of remuneration, benefits and/or compensation of expenses for each management body of the issuer

All kinds of remunerations that were paid by the issuer for 2006 fiscal year to the members of the issuer's Board of directors:

Wages (RUR): ***0***
Bonus (RUR): ***0***
Commission charges (RUR): ***0***
Perquisites (RUR): ***0***
Reimbursement of expenses (RUR): ***0***
Other property provisions (RUR): ***0***
Including:
Remuneration: ***24 997 024***
Other payments: ***0***
Total (RUR): ***24 997 024***

The remuneration of the members of the Board of directors for 2006 in accordance with the Provision on the Board of directors amounts to RUR 24 997 024. Member of the Board of directors – Omelchenko S.V. is a staff member of OJSC VolgaTelecom and is also a member of the issuer's Management board. His income as a staff member is reflected in the amount of income of the Management board members.
Not paid out remuneration for 2006 amounts to RUR 3 702 715.

At 31.12.2007 this amount was not called in by beneficiaries.

All kinds of remuneration that was paid by the issuer for 2006 fiscal year to the members of Corporate Governance Committee with the issuer's Board of directors:

The remuneration to the members of Corporate Governance Committee with the issuer's Board of directors in accordance with the Provisions on the Committees for 2006 amounts to RUR 750 000.

All kinds of remuneration that was paid by the issuer for 2006 fiscal year to the members of Strategic Development Committee with the issuer's Board of directors:

The remuneration to the members of Strategic Development Committee with the issuer's Board of directors in accordance with the Provisions on the Committees for 2006 amounts to RUR 702 717.
Not paid out remuneration for 2006 amounts to RUR 66 521.
At 31.12.2007 this amount was not called in by beneficiaries.

All kinds of remuneration that was paid by the issuer for 2006 fiscal year to the members of Staff and Rewards Committee with the issuer's Board of directors:

The remuneration to the members of Staff and Rewards Committee with the issuer's Board of directors in accordance with the Provisions on the Committees for 2006 amounts to RUR 542 717.

All kinds of remuneration that was paid by the issuer for 2006 fiscal year to the members of the Committee for audit with the issuer's Board of directors:

The remuneration to the members of the Committee for audit with the issuer's Board of directors in accordance with the Provisions on the Committees for 2006 amounts to RUR 436 196.

The amount of income of all members of the Board of directors for 2006: ***RUR 27 428 654***
Remuneration not paid out by the issuer to the Board of directors' members for 2006 fiscal year: ***RUR 3 769 236***

Information about arrangements as regards such payments in current fiscal year (for Q 1-2007 and Q 2-2007):

Members of the Company's Board of directors during the period of exercising their functions are paid remuneration and compensations of expenses related to their exercising the functions of the Board of directors members.

The remuneration to the members of the Board of directors consists of the quarterly and annual remuneration.

Quarterly remuneration to each member of the Board of directors is established in the amount of RUR 200 000.

For the Chairman of the Board of directors the remuneration is fixed with coefficient of 1.5.

Quarterly remuneration of a member of the Board of directors is reduced by:

30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;

100% - if he (she) participated in less than half of all held sessions of the Board of directors.

For the quarter, in which the re-election of the Board of directors occurred, the remuneration to a member of the Board of directors is paid proportionally to the time worked in this quarter.

Annual remuneration for the entire composition of the Company's Board of directors is established as the total of deductions according to requirement criteria (percentage):

- of the Company's EBITDA by IFRS accounting statement data for the reporting year;
- of the Company's net profit at the reporting year-end allocated to the payment of dividends.

Annual remuneration is distributed among all members of the Board of directors in equal shares.

Annual remuneration of a member of the Board of directors is reduced by 50% in case of his (her) participation in less than half of all Board of directors' sessions held during the period of his/her term of office.

Requirement criteria (percentage) of deductions for the calculation of annual remuneration are defined by the resolution of the shareholders' general meeting electing the specified composition of the Board of directors.

Annual general meeting of shareholders of OJSC VolgaTelecom held on June 26, 2006 considered the issue of determining the size of remuneration to the Issuer's Board of directors members and passed the following resolution:

"Approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at the specified annual general meeting of shareholders:

- in the amount of 0,26% (twenty six hundredth of percent) of the Company's EBITDA based on the data of IFRS accounting statement for 2006;

- in the amount of 0,78% (seventy eight hundredth of percent) of the amount of the Company's net profit allocated for dividends payment at year 2006-end."

Annual remuneration to a member of the Board of directors is paid not later than 3 months after the termination of the term of office of the specified Board of directors' composition.

The Board of directors members who are the members of the Company's Board of directors committee are paid an increment to quarterly remuneration, connected with performance by them of their functions of the Board of directors committees members, in the amount of RUR 40 000 (for participation in each Committee), and the Board of directors' member may not be in more than two Board of directors' committees.

For the Chairman of a committee with the Board of directors the specified increment is established with coefficient of 1,25.

The Board of directors' members are entitled to participate in option programs realized by the Company.

Information about arrangements as regards such payments in current fiscal year (for Q 3-2007 and Q 4-2007):

Members of the Company's Board of directors during the period of exercising their functions are paid remuneration and compensations of expenses related to exercising the functions of the Board of directors members.

The remuneration to the members of the Board of directors consists of the quarterly and annual remuneration.

Quarterly remuneration to each member of the Board of directors is established in the amount of RUR 200 000.

For the Chairman of the Board of directors the remuneration is fixed with coefficient of 1.5.

Quarterly remuneration of a member of the Board of directors is reduced by:

30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;

100% - if he (she) participated in less than half of all held sessions of the Board of directors.

If during the quarter the personal composition of the Board of directors was changed and/or the conditions of exercising the functions of the Board of directors' member were changed (paid work/unpaid work), the remuneration is charged and paid proportionally to the time during which the Board of directors' member exercised his/her functions for a fee.

Annual remuneration for the entire composition of the Company's Board of directors is established as the total of deductions according to requirement criteria (percentage):
- of the Company's EBITDA by IFRS accounting statement data for the reporting year;
- of the Company's net profit at the reporting year-end allocated to the payment of dividends.

Annual remuneration of a member of the Board of directors is defined as the amount calculated in accordance with paragraphs 1-3 of item 7.4 of article 7 of "Provision on the Company's Board of directors" divided by the number of persons elected to the Board of directors.

If during the period since the time of election of the Board of directors by annual general meeting of shareholders till the next annual general meeting of shareholders there occurred the change of personal composition of the Board of directors and/or the conditions of exercising the functions of the Board of directors' member were changed (paid work/unpaid work), the remuneration is charged and paid proportionally to the time during which the Board of directors' member exercised his/her functions for a fee.

Annual remuneration of a member of the Board of directors is reduced by 50% in case of his (her) participation in less than half of all Board of directors' sessions held during the period of his/her term of office.

Requirement criteria (percentage) of deductions for the calculation of annual remuneration are defined by the resolution of the shareholders' general meeting and are applicable for determination of remuneration size to the persons exercising the functions of the Board of directors' members till the next annual general meeting of shareholders.

Annual general meeting of shareholders of OJSC VolgaTelecom held on June 22, 2007 considered the issue of determining the size of remuneration to the issuer's Board of directors members and passed the following resolution:

"Approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at this annual general meeting of shareholders:

-0,26% (twenty six hundredth of percent) of the Company's EBITDA based on the data of IFRS accounting statement for 2007;

- 0,78% (seventy eight hundredth of percent) of the amount of the Company's net profit allocated for dividends payment based on the results of 2007."

Annual remuneration to a member of the Board of directors is paid not later than 3 months after the termination of the term of office of the specified Board of directors' composition.

The Board of directors' members who are the members of the Company's Board of directors committee are paid an increment to quarterly remuneration, connected with performance by them of their functions of the Board of directors' committees members, in the amount of RUR 40 000 (for participation in each Committee), and the Board of directors' member may not be in more than two Board of directors' committees.

For the Chairman of a committee with the Board of directors the specified increment is established with coefficient of 1,25.

The Board of directors' members are entitled to participate in option programs realized by the Company.

All kinds of remuneration that was paid by the issuer for 2006 fiscal year to the issuer's Management board members:

Wages (RUR): ***9 053 013***
Bonus (RUR): ***16 609 813***
Commission charges (RUR): ***0***
Perquisites (RUR): ***0***
Reimbursement of expenses (RUR): ***6 370 698***
Other property provisions (RUR): ***3 473 387***
Remuneration: ***4 891 304***
Other payments: ***0***
Total (RUR): ***40 398 215***

Remuneration to the members of the Management board for 2006 in accordance with the Provision on Management board amounts to RUR 4 891 304. Member of the Management board

of OJSV VolgaTelecom – Omelchenko S.V. is a member of the issuer's Board of directors. His remuneration as a member of the Board of directors is reflected in outpayments to the Board of directors' members.

The amount of income of all members of the Management board for 2006: ***RUR 40 398 215***

Information about existing arrangements as regards such payments in current fiscal year (2007):

The members of the Company's Management board during the period of exercising their functions are paid remuneration and compensations of expenses related to exercising the functions of the members of the Management board.

The size and the procedure of payment of remuneration and also its distribution among the Management board members are defined by the decision of the Company's Board of directors in accordance with the Provision on remuneration of OJSC VolgaTelecom Management board members, the new wording of the specified Provision being approved by the Company's Board of directors on December 22, 2006 (minutes № 14).

The Management board members are entitled to participate in option programs realized by the Company.

5.4. Data on the structure and competencies of the bodies controlling the issuer's financial-economic activities

Full description of the structure of the bodies controlling the issuer's financial-economic activities and their competencies in accordance with the issuer's charter (constitutive documents):

In accordance with article 17 of OJSC VolgaTelecom Charter the control over the Company's financial-economic activities is carried out by the following control authorities:

Auditing committee (independent control body of the Company elected at annual general meeting of shareholders for the period till the next annual general meeting of shareholders);

Structural subdivision - Department of internal audit exercising the functions of internal control;

And also an independent auditor is involved.

"The competencies of the Auditing committee comprise:

- Verification of reliability of the data contained in reports and other financial documents of the Company;

- Revealing the facts of violation of procedures of bookkeeping and presenting the financial reporting established by legal acts of the Russian Federation;

- Verification of compliance with legal regulations during calculation and payment of taxes;

- Revealing the facts of infringement of legal acts of the Russian Federation according to which the Company carries out its financial and economic activities;

- Estimate of economic expediency of financial and economic operations of the Company.

17.2.3. Audit of financial and economic activities of the Company by the Auditing committee is carried out based on the results of the Company's activities for a year.

Audit of financial and economic activities of the Company is carried out also at any time:

On the initiative of the Auditing committee of the Company;

By the resolution of general meeting of shareholders of the Company;

By the decision of the Board of directors of the Company;

Upon the requisition of a shareholder (shareholders) of the Company possessing in aggregate at least 10% of the Company's voting shares on all the issues of the competencies of the general meeting of shareholders at the date of the requisition submitting.

17.2.4. Upon the requisition of the Auditing committee, the persons occupying posts in the Company's management bodies are obliged to present documents on financial and economic activities of the Company.

17.2.5. The procedure of activities of the Auditing committee, and also the size and the procedure of payment of remuneration to the Auditing committee members are defined by the Provision on the Auditing committee of the Company, approved by the general meeting of shareholders.

17.3. In order to secure permanent internal control of all economic operations in the Company, the special structural sub-division is established in the Company, independent of the Company's executive bodies. Its activities are supervised directly by the Board of directors of the Company. The functions of the specified structural sub-division, the due procedure of its activities, the procedure of appointment of the employees, requirements to them are defined by the internal document approved by the Company's Board of directors.

17.4. To audit and verify the accuracy of annual financial reporting, the Company annually employs a professional auditor who is not connected by property interests with the Company or its shareholders.
17.4.1. An auditor conducts auditing of financial and economic activities of the Company according to legal acts of the Russian Federation on the basis of the contract concluded with it.
17.4.2. General meeting of shareholders approves the auditor of the Company. The terms and conditions of the contract concluded with the auditor, including the size of payment for its services are approved by the Company's Board of directors.
17.4.3. Audit of the Company's activities should be conducted at any time upon the requisition of shareholders with cumulative share in the authorized capital of 10% or more. Shareholders - initiators of audit submit a written request to the Board of directors which should contain the cause of request, the name (names) of shareholders, quantity and category (type) of shares belonging to them, the signature of the shareholder or of his/her authorized person. If the request is signed by the authorized person, the document confirming his/her power of attorney should be also enclosed."

The Department of internal audit is the Company's structural sub-division performing the functions of internal audit.
Internal audit means risk management, control and corporate governance processes efficiency evaluation and enhancement activities organized by the Company and regulated by its internal documents.

The main objective of the Department of internal audit is to assist to the Company's management bodies to achieve the Company's set goals, to ensure its effective operation using systematic and consistent approach to evaluation and enhancement of internal control systems, risk management and corporate governance efficiency; to achieve transparency of the Company's economics for shareholders.

The Department of internal audit interacts with the Committee for audit with the Company's Board of directors and with the Company's Auditing committee, and namely:
- On a quarterly basis it provides progress report to the Committee for audit with the Company's Board of directors;

- It provides information on the results of conducted audits and on the infringements detected in the course of these audits according to the procedures defined by the Company's regulations and normative documents, to the Company's Board of directors, Committee for audit of the Board of directors, the Company's Auditing Committee and executive bodies.

The employees of the Company's Department of internal audit take part in audits conducted by the Company's Auditing committee as involved experts and also as members of

auditing committees of subsidiary and associated companies.

The Company's regional subsidiaries established special structural sib-divisions performing the functions of internal control – the services of internal audit. The employees of the services of internal audit of the Company's regional subsidiaries take part in audits conducted by the Auditing committee and by the Company's Department of internal audit as involved experts and also as members of auditing committees of subsidiary and associated companies.

Information about the issuer's internal document laying down the rules on preventing the insider dealings:

The Company's Board of directors by its decision (minutes № 35 of 29.06.2005) approved the Provision on the procedure of using the information on OJSC VolgaTelecom activities, on its securities and transactions with them; the information is not publicly available and its misuse or disclosure is capable to affect materially the market value of OJSC VolgaTelecom securities.

The full text of the effective wording of the internal document laying down the rules on preventing the insider dealings is posted at the Company's web-site in the Internet at: http://www.vt.ru/?id=3547

5.5. Information about the persons – members of bodies controlling the issuer's financial-economic activities

The members of the Company's Auditing committee

The Auditing committee consists of 5 persons:

Arzhannikova Lyudmila Alexandrovna
Year of birth: ***1960***
Education: ***higher education***
Graduated from Moscow electrotechnical institute of communications in 1983, specialty – engineer of electric communications.

Posts held during the last 5 years:

Period: ***2002 – 2005***
Entity: ***OJSC Svyazinvest***
Post: ***main specialist of electric communications department***

Period: ***2005 – 2006***
Entity: ***OJSC Svyazinvest***
Post: ***chief of development sector of electric communications department***

Period: ***2006 – present time***
Entity: ***OJSC Svyazinvest***
Post: ***deputy to sector chief - head of group of strategic development department***

Period: ***2002 – 2003***
Entity: ***OJSC Dalsvyaz***
Post: ***member of the Auditing committee***

Period: ***2004 – 2006***
Entity: ***CJSC Telecom of Ryazan oblast***

Post: ***member of the Board of directors***

Period: ***2005 – 2007***
Entity: ***OJSC Dalsvyaz***
Post: ***member of the Auditing committee***

Period: ***2005 – 2007***
Entity: ***CJSC Kurganskyi Sotovyi Telephone***
Post: ***member of the Auditing committee***

Period: ***2005 – 2006***
Entity: ***OJSC Sibirtelecom***
Post: ***management board member***

Period: ***2005 – 2006***
Entity: ***CJSC AKOS***
Post: ***member of the Auditing committee***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Konkova Elena Olegovna
Year of birth: ***1978***
Education: ***higher education***
Graduated from Russian State Humanitarian University, Moscow, in 2003, specialty – lawyer.

Posts held during the last 5 years:

Period: ***2002 – 2006***
Entity: ***Audit company Universe-Audit***
Post: ***auditor***

Period: ***2006 – present time***
Entity: ***OJSC Svyazinvest***
Post: ***main specialist of internal audit Department***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Auditing committee***

Period: ***2007 – present time***
Entity: ***OJSC Dalsvyaz***
Post: ***member of the Auditing committee***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Koroleva Olga Grigorievna
Year of birth: ***1950***
Education: ***higher education***
Graduated from Tomsk State University in 1972, specialty – industry planning;
Postgraduate course of All-Union corresponding financial and economic institute in 1985.

Posts held during the last 5 years:

Period: ***2002 – 2003***
Entity: ***OJSC Svyazinvest***
Post: ***head of the sector of methodology of the department of accountancy***

Period: ***2003 – 2005***
Entity: ***OJSC Svyazinvest***
Post: ***deputy to chief accountant***

Period: ***2005 – present time***
Entity: ***OJSC Svyazinvest***
Post: ***chief accountant***

Period: ***2003 – 2004***
Entity: ***CJSC Vladimirteleservice***
Post: ***member of the Auditing committee***

Period: ***2003 – 2004***
Entity: ***CJSC Nizhegorodteleservice***
Post: ***member of the Auditing committee***

Period: ***2005 – 2006***
Entity: ***OJSC Giprosvyaz***
Post: ***chairman of the Auditing committee***

Period: ***2005 – 2006***
Entity: ***OJSC Uralsvyazinform***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***
Entity: ***OJSC Uralsvyazinform***
Post: ***member of the Board of directors***

Period: ***2005 – 2007***
Entity: ***OJSC Central telegraph***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Entity: ***OJSC Dalsvyaz***
Post: ***chairman of the Auditing committee***

Period: ***2005 – 2006***
Entity: ***CJSC MC NTT***
Post: ***chairman of the Auditing committee***

Period: ***2005 – 2006***
Entity: ***OJSC Aerocom***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***
Entity: ***OJSC Rostelecom***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***
Entity: ***OJSC CenterTelecom***
Post: ***chairman of the Auditing committee***

Period: ***2006 – present time***
Entity: ***OJSC Sibirtelecom***
Post: ***chairman of the Auditing committee***

Period: ***2006 – 2007***
Entity: ***CJSC Baikalvestcom***

Post: ***chairman of the Auditing committee***

Period: ***2007 – present time***
Entity: ***CJSC Yeniseitelecom***
Post: ***member of the Auditing committee***

Period: ***2007 – present time***
Entity: ***OJSC North-West Telecom***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***chairman of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Feoktistova Nataliya Vadimovna
Year of birth: ***1966***
Education: ***higher education***
Graduated from All-Union law corresponding institute in 1990, specialty – lawyer.

Posts held during the last 5 years:

Period: ***2002 – present time***
Entity: ***OJSC Svyazinvest***
Post: ***top specialist, main specialist, chief of sector of relations with associated companies of corporate governance and legal support Department***

Period: ***2007 – present time***
Entity: ***OJSC Giprosvyaz***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC Dalsvyaz***
Post: ***member of the Board of directors***

Period: ***2006 – present time***
Entity: ***OJSC Southern Telecommunications Company***
Post: ***member of the Auditing committee***

Period: ***2005 – 2007***
Entity: ***OJSC Uralsvyazinform***
Post: ***member of the Auditing committee***

Period: ***2006 – present time***
Entity: ***CJSC Mobitel***
Post: ***internal auditor***

Period: ***2005 – 2005***
Entity: ***OJSC Information technologies***
Post: ***member of the Board of directors***

Period: ***2004 – 2006***
Entity: ***OJSC JSC Mobiltelecom***
Post: ***member of the Board of directors***

Period: ***2002 – 2002***
Entity: ***OJSC Kirovelectrosvyaz***
Post: ***member of the Board of directors***

Period: ***2002 – 2002***
Entity: ***OJSC Electrosvyaz of Ulyanovsk oblast***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Chernikova Tamara Alexeevna
Year of birth: ***1959***
Education: ***higher education***
Graduated from Voronezh state university, physics department, in 1982;
Voronezh state university, economics department, in 1996.

Posts held during the last 5 years:

Period: ***2002 – 2003***
Entity: ***branch of MENATEP St.Petersburg Bank in Voronezh city***
Post: ***senior expert in securities***

Period: ***2003 – 2006***
Entity: ***OJSC Svyazinvest***
Post: ***chief of sector of securities and debt obligations of finance Department***

Period: ***2006 – present time***
Entity: ***OJSC Svyazinvest***
Post: ***chief of sector of borrowed capital management of the Department of economics and finance***

Period: ***2004 – 2007***
Entity: ***OJSC Central telegraph***
Post: ***member of the Auditing committee***

Period: ***2005 – 2006***
Entity: ***OJSC Southern Telecommunications Company***
Post: ***member of the Auditing committee***

Period: ***2005 – 2007***
Entity: ***OJSC Baikalvestcom***
Post: ***member of the Auditing committee***

Period: ***2006 – 2006***
Entity: ***OJSC Sibirtelecom***
Post: ***member of the Management board***

Period: ***2006 – 2007***
Entity: ***OJSC "North-West Telecom"***
Post: ***member of the Auditing committee***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***member of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***

The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

At 31.12.2007 the Department of internal audit with the General Directorate of OJSC VolgaTelecom consists of 6 persons:

Zuikina Tatiana Victorovna
Year of birth: ***1957***
Education: ***higher education***
Graduated from Rostov-on-Don Institute of national economy, finance-economic department, in 1982;
Fellow applicant of Tomsk state university, school of economics in 2003.

Posts held during the last 5 years:
Period: ***2002 – 2003***
Entity: ***Municipal enterprise Tomskvodokanal***
Post: ***chief accountant***

Period: ***2003 – 2004***
Entity: ***Municipal unitary enterprise Vodokanal, Nizhny Novgorod city***
Post: ***chief accountant***

Period: ***2004 – 2004***
Entity: ***Ministry of fuel and energy, municipal housing economy department***
Post: ***deputy to the sector's head***

Period: ***2004 – 2005***
Entity: ***OJSC Istra's road-building department***
Post: ***deputy to the director for economics***

Period: ***2005 – 2006***
Entity: ***OJSC VolgaTelecom***
Post: ***deputy to the director of the Department of internal audit***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***director of the Department of internal audit***

Period: ***2006 – 2007***
Entity: ***LLC VYATKASVYAZSERVICE***

Post: ***member of the Auditing committee***

Period: ***2006 – 2007***
Entity: ***CJSC Commercial Bank C-Bank***
Post: ***chairman of the Auditing committee***

Period: ***2007 – present time***
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***member of the Auditing committee***

Period: ***2007 – 2007***
Entity: ***OJSC TATINCOM-T***
Post: ***member of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Ilyina Nataliya Vladimirovna
Year of birth: ***1969***
Education: ***higher education***
Graduated from Nizhny Novgorod State University after N.I.Lobachevskyi, school of economics in 1991, specialty – engineer-economist.

Posts held during the last 5 years:

Period: ***2002 – 2003***
Entity: ***OJSC VolgaTelecom***
Post: ***top specialist in taxes***

Period: ***2003 – 2005***
Entity: ***OJSC VolgaTelecom***
Post: ***top specialist of the Department of internal audit***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***

Post: ***specialist of 1-st category of internal control methodology sector of the Department of internal audit***

Period: ***2006 – present time***
Entity: ***OJSC Information commercial networks "Omrix"***
Post: ***chairman of the Auditing committee***

Period: ***2007 – present time***
Entity: ***CJSC Orenburg-GSM***
Post: ***chairman of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Bryskina Olga Vyacheslavovna
Year of birth: ***1969***
Education: ***higher education***
Graduated from Nizhny Novgorod State University after N.I.Lobachevskyi, department of computing mathematics and cybernetics in 1993, specialty – applied mathematics, qualification – mathematician;
Nizhny Novgorod State University after N.I.Lobachevskyi, finance department, master course in 2005, qualification – master of management.

Posts held during the last 5 years:

Period: ***2002 – 2002***
Entity: ***LLC Konfid-Audit***
Post: ***guidance counselor***

Period: ***2002 – 2003***
Entity: ***LLC Nizhegorodgazaudit***
Post: ***assistant to an auditor***

Period: ***2003 – 2004***
Entity: ***LLC Audit Company Yumita***
Post: ***chief accountant***

Period: ***2004 – 2005***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 1-st category of the Department of internal audit***

Period: ***2006 – 2006***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 2-nd category of the sector of internal control of the Department of internal audit***

Period: ***2006 – 2006***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 1-st category of the sector of internal control of the Department of internal audit***

Period: ***2006 – 2006***
Entity: ***OJSC VolgaTelecom***
Post: ***acting head of the sector of internal control of the Department of internal audit***

Period: ***2006 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 1-st category of the sector of internal control of the Department of internal audit***

Period: ***2006 – 2007***
Entity: ***CJSC Nizhegorodteleservice***
Post: ***chairman of the Auditing committee***

Period: ***2006 – 2007***
Entity: ***CJSC Saratov-Mobile***
Post: ***member of the Auditing committee***

Period: ***2007 – present time***
Entity: ***LLC NIZHEGORODSKYI TELESERVICE***
Post: ***member of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy

procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Nedelina Elena Venediktovna
Year of birth: ***1968***
Education: ***higher education***
Graduated from Nizhny Novgorod State University after N.I.Lobachevskyi, school of economics in 1990, specialty – organization of mechanized processing of economic information, engineer-economist.

Posts held during the last 5 years:

Period: ***2002 – 2002***
Entity: ***Municipal Enterprise Vodokanal***
Post: ***leading accountant for property, plant and equipment accounting***

Period: ***2002 - 2005***
Entity: ***Municipal Enterprise Vodokanalsbyt***
Post: ***deputy to chief accountant, chief accountant***

Period: ***2005 – 2006***
Entity: ***Municipal Enterprise Vodokanal***
Post: ***chief accountant***

Period: ***2006 – 2006***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 2-nd category of the sector of internal control of the Department of internal audit***

Period: ***2006 – 2006***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 1-st category of the sector of internal control of the Department of internal audit***

Period: ***2006 – 2007***
Entity: ***OJSC VolgaTelecom***
Post: ***acting head of the sector of internal control of the Department of internal audit***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***head of the sector of internal control of the Department of internal audit***

Period: ***2006 - 2007***
Entity: ***CJSC Orenburg-GSM***
Post: ***chairman of the Auditing committee***

Period: ***2007 – present time***
Entity: ***CJSC Nizhegorodteleservice***
Post: ***chairman of the Auditing committee***

Period: ***2007 – present time***
Entity: ***CJSC Transsvyaz***

Post: ***member of the Auditing committee***

Period: ***2007 – present time***
Entity: ***CJSC Ulyanovsk-GSM***
Post: ***chairman of the Auditing committee***

Period: ***2007 – present time***
Entity: ***CJSC NCTC COMSET***
Post: ***member of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Nikulenkova Yuliya Yurievna
Year of birth: ***1971***
Education: ***higher education***
Graduated from Gorky institute of engineers of water-borne transportation in 1993, specialty - accountant-economist.

Posts held during the last 5 years:

Period: ***2002 – 2006***
Entity: ***administration of judicial department in Nizhny Novgorod oblast***
Post: ***deputy to the head of financial-economic sector***

Period: ***2006 – 2006***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 2-nd category of internal control methodology sector of the Department of internal audit***

Period: ***2006 – 2007***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 1-st category of internal control methodology sector of the Department of internal audit***

Period: ***2007 – present time***

Entity: ***OJSC VolgaTelecom***
Post: ***top specialist of internal control methodology sector of the Department of internal audit***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***acting head of internal control methodology sector of the Department of internal audit***

Period: ***2007 – present time***
Entity: ***CJSC Nizhegorodskaya Sotovaya Svyaz***
Post: ***member of the Auditing committee***

Period: ***2007 – present time***
Entity: ***CJSC Transsvyaz***
Post: ***chairman of the Auditing committee***

Period: ***2007 – 2007***
Entity: ***OJSC TATINCOM-T***
Post: ***member of the Auditing committee***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

Kovrigina Irina Anatolievna
Year of birth: ***1967***
Education: ***higher education***
Graduated from All-Russia corresponding finance-economic institute in 2000, specialty – accountancy and audit.

Posts held during the last 5 years:

Period: ***2002 – 2004***
Entity: ***LLC "Brewery company "Volga"***
Post: ***chief accountant***

Period: ***2005 – 2006***
Entity: ***LLC "Mozharskoe"***

Post: ***chief accountant***

Period: ***2006 – 2007***
Entity: ***LLC "RusanRus Group"***
Post: ***head of internal control sector***

Period: ***2007 – present time***
Entity: ***OJSC VolgaTelecom***
Post: ***specialist of 2-nd category of internal control sector of the Department of internal audit***

Equity stake in the authorized capital of the issuer: ***none***
Equity stake of the issuer's ordinary shares: ***none***
The quantity of the issuer's shares of each category (type) that may be acquired as a result of exercising rights under the issuer's options: ***the issuer did not issue options***
Equity stake in subsidiary/associated companies of the issuer: ***none***
Equity stake of ordinary shares in subsidiary/associated companies of the issuer: ***none***
The quantity of shares of subsidiary or associated company of the issuer of each category (type) that may be acquired as a result of exercising the rights under options of the issuer's subsidiary or associated company: ***subsidiary/associated companies did not issue options***
Kinship with other persons being the members of the issuer's management bodies and/or the bodies controlling the issuer's financial-economic activities: ***none***
Bringing to administrative responsibility for law violations in the area of finances, taxes and dues, securities market or to criminal responsibility (availability of record of conviction) for criminal violations in economy or for criminal violations against the state authority: ***was not brought to***
Participation in management bodies of business entities during the period when in regard to the specified entities bankruptcy legal proceedings were instituted and/or one of the bankruptcy procedures was imposed as stipulated by the Russian Federation legislation on declared insolvency (bankruptcy): ***did not participate***

5.6. Data on the size of remuneration, benefits and/or compensation of expenses for the body controlling the issuer's financial-economic activities

Information about the size of remuneration, perquisites and/or reimbursement of expenses to the bodies controlling the issuer's financial-economic activities for 2006:

Wages (RUR): ***1 344 421***
Bonus (RUR): ***853 500***
Commission charges (RUR): ***0***
Perquisites (RUR): ***0***
Reimbursement of expenses (RUR): ***0***
Other property provisions (RUR): ***0***

Remuneration (RUR): ***2 880 495***
Other payments (RUR): ***1 270 405***
Total (RUR): ***6 348 821***

The amount of income of all the members of the Auditing committee for 2006: RUR 2 880 495. The payments to the members of the Auditing committee in 2006 consist of remuneration defined in accordance with the Provision on the Auditing committee.

Information about existing arrangements in regard to such payments in current fiscal year (2007):

For the Auditing committee operation (including for holding sessions of the Auditing committee and for the time of conducting audits) the issuer provides premises equipped with office appliances (telephones, faxes, computers, printers and other office appliances at reasonable request of the Auditing committee's chairman). The premises provided should be located so that they made no hindrances in the Auditing committee's activities.

The Auditing committee at the expense of the issuer is provided with stationery and other expendable materials in the amount necessary for the Auditing committee activities.

The members of the Auditing committee are compensated all confirmed expenses related to their exercising the functions of the members of the Auditing committee.

The members of the Auditing committee in the period of their functions exercising are paid quarterly remuneration in the amount of RUR 150 000 to each of them.

The quarterly remuneration for the Auditing committee chairman is established with coefficient 1,3.

The remuneration of the Auditing committee member for the quarter, in which the re-election of the Auditing committee occurred or some of its members left it as per the procedure stipulated by item 8 of the Provision (Provision on the Auditing committee of OJSC VolgaTelecom), is paid proportionally to the time worked in the quarter.

The amount of income of the employees of the Department of internal audit and control for 2006: ***RUR 3 468 326.***

The income of the Department of internal audit and control employees consists of income of OJSC VolgaTelecom staff employees including wages in the amount of RUR 1 344 421 in accordance with staffing table, bonus in the amount of RUR 853 500 and other income from the issuer in the amount of RUR 1 270 405.

5.7. Data on the numbers and generalized data on education and composition of the issuer's employees (workers), and also the data on the change of the numbers of the issuer's employees (workers)

In this reporting period the information is not provided.

5.8. Data on any obligations of the issuer to the employees (workers) related to their capabilities to participate in the issuer's authorized (reserve) capital (share fund)

The issuer's obligations relating to the capability of the issuer's employees (workers) to participate in its authorized capital:
The issuer has no obligations to the employees (workers) related to their capability to participate in the issuer's authorized capital.

Information about granting or possibility of granting the issuer's options to the issuer's employees (workers): ***The issuer did not float options.***

VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer

6.1. Data on the total number of the issuer's stockholders (participants)

Total number of persons registered in the issuer's shareholders register at the end date of the reporting quarter: ***26 167***
Total number of the nominee holders of the issuer's shares: ***23***

6.2. Data on the issuer's participants (stockholders) possessing at least 5% of the issuer's authorized (reserve) capital (share fund) or at least 5% of the issuer's common stock, and also the data on participants (stockholders) of such entities, possessing at least 20% of the authorized (reserve) capital (share fund) or at least 20% of their common stock

The structure of the issuer's shareholders possessing at least 5% of its authorized capital or at least 5% of the issuer's ordinary shares:

1. Full and abbreviated brand names:
Open Joint Stock Company Investment company of communication
OJSC Svyazinvest
Location: ***Building 2, Pluyshchikha street 55, Moscow, 119121***
Taxpayer Identification Number: ***7710158355***
The size of the issuer's participant (shareholder) equity stake in the issuer's authorized capital: ***38,0035%***
The share of the issuer's common stock: ***50,6704%***

Shareholders (participants) possessing at least 20% of the authorized capital or at least 20% of ordinary shares of the issuer's shareholder (participant):

1.1. Full and abbreviated brand names:
The Russian Federation represented by Federal agency for federal property management Ros.imushchestvo
Location: ***Nikolskyi pereulok 9, Moscow, 103685***
Taxpayer Identification Number: ***7710542402***
Size of share in the authorized capital of the issuer's shareholder (participant): ***75%-1 share***
Size of share of ordinary stock with the issuer's shareholder (participant): ***75%-1 share***
Size of equity stake in the issuer's authorized capital***: none***
Size of share of the issuer's ordinary stock: ***none***

2. Full and abbreviated brand names:
(client of nominee holder ING BANK (Eurasia) ZAO (CLOSED JOINT STOCK COMPANY))
JPMORGAN CHASE BANK N.A.
Location: ***1111 Polaris Park way, Columbus, Ohio 43240-2050, USA***
Taxpayer Identification Number: ***no data***
Size of share of the issuer's participant (nominee holder's client) in the issuer's authorized capital: ***9,9581%***
Size of share of the issuer's ordinary stock: ***13,2772%***

3. Full and abbreviated brand names:
(client of nominee holder ING BANK (Eurasia) ZAO (CLOSED JOINT STOCK COMPANY))
Lindsell Enterprises Limited
LINDSELL ENTERPRISES LIMITED
Location: ***2-4 Arch. Makariou Avenue, Capital Center, 9th floor, 1505, Nicosia, Cyprus***
Taxpayer Identification Number: ***no data***
Size of share of the issuer's participant (nominee holder's client) in the issuer's authorized capital: ***5,8348%***
Size of share of the issuer's ordinary stock: ***none***

4. Full and abbreviated brand names:
(client of nominee holder CJSC DCC)
Closed Joint Stock Company "Leader" (the company of pension fund assets management) Trust Management Non-Government Pension Fund Gazfond
Location: ***Simferopolskyi boulevard 13, Moscow, 117556***
Taxpayer Identification Number: ***5018026672***
Size of share of the issuer's participant (nominee holder's client) in the issuer's authorized capital: ***3,9800%***
Size of share of the issuer's ordinary stock: ***5,3066%***

Nominee holders in favor of which the issuer's shares amounting to at least 5% of the issuer's authorized capital or at least 5% of the issuer's ordinary stock are registered in the issuer's shareholders register:

5. Full and abbreviated brand names:
(nominee holder)
ING BANK (Eurasia) ZAO (CLOSED JOINT STOCK COMPANY)
ING BANK (Eurasia) ZAO
Location: ***Krasnoproletarskaya street 36, Moscow, 127473***
Contact phone: ***(495) 755-54 00***
Fax: ***(495) 755-54 99***
E-mail: **mail@ibimos.ru**

Number, issue date and validity term of the license of professional participant of securities market:
№ 177-03870-010000 of 13.12.2000 – dealer activities
without limitation of validity term.
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***

Number, issue date and validity term of the license of professional participant of securities market:
№ 177-03809-100000 of 13.12.2000 – brokerage activities
without limitation of validity term.
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***

Number, issue date and validity term of the license of professional participant of securities market:
№ 177-03728-000100 of 07.12.2000 – depositary activities
without limitation of validity term.
Name of the body that issued the license of professional participant of securities market: ***Russia's***

FFMS

The quantity of the issuer's ordinary stock registered in the register of the issuer's shareholders in favor of the nominee holder: ***43 708 863 shares***

6. Full and abbreviated brand names:
(nominee holder)
Closed Joint Stock Company Depositary – Clearing Company
CJSC DCC
Location: ***Structure Б, Shabolovka street 31, Moscow, 115162***
Contact phone: ***(495) 956-09 99; 411-83 38***
Fax: ***(495) 232-68 04; 411-83 37***
E-mail: **dcc@dcc.ru**

Number, issue date and validity term of the license of professional participant of securities market: ***№ 177-06236-000100 of 09.10.2002 – depositary activities***
without limitation of validity term.
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***

Number, issue date and validity term of the license of professional participant of securities market: ***№ 177-06229-000010 of 07.10.2002 – clearing activities***
without limitation of validity term.
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***

The quantity of the issuer's ordinary stock registered in the register of the issuer's shareholders in favor of the nominee holder: ***28 763 233 shares***

7. Full and abbreviated brand names:
(nominee holder)
Non-commercial partnership National depositary center
NDC
Location: ***Structure 4, Srednyi Kislovskyi pereulok 1/13, Moscow***
Contact phone: ***(495) 223- 63- 92***
Fax: ***(495) 956- 09- 38***
E-mail: **info@ndc.ru**

Number, issue date and validity term of the license of professional participant of securities market: ***№ 177- 03431- 000100 of 04.12.2000 – depositary activities***
without limitation of validity term.
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***

Number, issue date and validity term of the license of professional participant of securities market: ***№ 177- 03437- 000010 of 04.12.2000 – clearing activities***
without limitation of validity term.
Name of the body that issued the license of professional participant of securities market: ***Russia's FFMS***

The quantity of the issuer's ordinary stock registered in the register of the issuer's shareholders in favor of the nominee holder: ***20 181 161 shares***

6.3. Data on equity stake of the state or municipal formation in the issuer's authorized (reserve) capital (share fund), availability of special right ("golden share")

The share of the issuer's authorized capital being in state ***(RF subjects)*** property: ***0,0000015 %***
Full brand name: ***State unitary enterprise of Nizhny Novgorod oblast – Regional agency of investments promotion***
Location: ***Sovnarkomovskaya street 13, Nizhny Novgorod city, 603086***

Availability of special right for participation of the Russian Federation, of the Russian Federation subjects, of municipal formations in managing the issuer – joint-stock company (of "golden share"): ***Special right for participation of the Russian Federation, of the Russian Federation subjects, of municipal formations in managing the issuer – joint-stock company (of "golden share") is not stipulated.***

6.4. Data on limitations on equity participation in the issuer's authorized (reserve) capital (share fund)

In the issuer's Charter there are no limitations on the number of shares belonging to one shareholder and/or of their total par value, and/or of maximum number of votes granted to one shareholder.

According to the Russian Federation legislation or to other regulations of the Russian Federation there are no limitations on equity stake of foreign persons in the issuer's authorized capital.

There are no other limitations related to equity participation in the issuer's authorized capital.

6.5. Data on changes in composition and equity stake of the issuer's stockholders (participants) possessing at least 5% of the issuer's authorized (reserve) capital (share fund) or at least 5% of the issuer's common stock

Composition of the issuer's shareholders (participants) who possessed at least 5% of the issuer's authorized capital or at least 5% of the issuer's ordinary stock defined as of the date of the list of persons who had the right to participate in every general meeting of the issuer's shareholders (participants) held during the last 5 accomplished fiscal years preceding the end date of the reporting quarter as per the list of persons who had the right to participate in each of such meetings:

On June 28, 2002 annual general meeting of shareholders of OJSC Svyazinform of Nizhny Novgorod oblast (OJSC Nizhegorodsvyazinform) took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – May 9, 2002.

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Share in the Company's authorized capital,	Share of the Company's ordinary stock, %

		%	
1.	**Open Joint Stock Company Investment company of communication (OJSC Svyazinvest)**	**38,0 %**	**50,7%**
2.	**ING BANK (EURASIA) ZAO (Closed Joint Stock Company) – nominee holder:**	**10,1%**	**13,0%**
	- JPMORGAN CHASE BANK	**8,4%**	**11,1%**
3.	**Closed Joint Stock Company Bank Credit Swiss First Boston AO – nominee holder:**	**18,8%**	**21,0%**
	– RED HAND INVESTMENTS LIMITED **- RED HAND INVESTMENTS LIMITED**	**8,4%**	**11,2%**
4.	**Closed Joint Stock Company Depositary-Clearing Company (CJSC "DCC") – nominee holder**	**8,9%**	**8,1%**

On February 12, 2003 extraordinary general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – December 26, 2002.

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	**Full and abbreviated brand name**	**Share in the Company's authorized capital, %**	**Share of the Company's ordinary stock, %**
1.	**Open Joint Stock Company Investment company of communication (OJSC Svyazinvest)**	**38,0 %**	**50,7%**
2.	**Closed Joint Stock Company Depositary-Clearing Company (CJSC DCC) – nominee holder**	**9,7%**	**7,0%**
3.	**ING BANK (EURASIA) ZAO (Closed Joint Stock Company) – nominee holder**	**15,0%**	**15,9%**

On March 26, 2003 joint (extraordinary) general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – January 24, 2003.

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	**Full and abbreviated brand name**	**Share in the Company's**	**Share of the Company's ordinary**

		authorized capital, %	stock, %
1.	Open Joint Stock Company Investment company of communication (OJSC Svyazinvest)	38,0 %	50,7%
2.	Closed Joint Stock Company Depositary-Clearing Company (CJSC DCC) – nominee holder	10,0%	7,3%
3.	ING BANK (EURASIA) ZAO (Closed Joint Stock Company) – nominee holder	14,8%	15,6%

<u>On June 27, 2003</u> annual general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – May 8, 2003.

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Share in the Company's authorized capital, %	Share of the Company's ordinary stock, %
1.	Open Joint Stock Company Investment company of communication (OJSC Svyazinvest)	38,0 %	50,7%
2.	Closed Joint Stock Company Depositary-Clearing Company (CJSC DCC) – nominee holder	9,9%	6,6%
3.	ING BANK (EURASIA) ZAO (Closed Joint Stock Company) – nominee holder:	18,4%	18,8%
	- JPMORGAN CHASE BANK	5,3%	7,1%

<u>On June 22, 2004</u> annual general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – May 3, 2004.

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Share in the Company's authorized capital, %	Share of the Company's ordinary stock, %
1.	Open Joint Stock Company Investment company of communication (OJSC Svyazinvest)	38,0%	50,7%

2.	Closed Joint Stock Company Depositary-Clearing Company (CJSC DCC) – nominee holder	8,9%	5,4%
3.	ING BANK (EURASIA) ZAO (Closed Joint Stock Company) – nominee holder:	17,3%	19,8%
	- JPMORGAN CHASE BANK	9,1%	12,2%

***On June 28, 2005** annual general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – May 10, 2005.*

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Share in the Company's authorized capital, %	Share of the Company's ordinary stock, %
1.	Open Joint Stock Company Investment company of communication (OJSC Svyazinvest)	38,0%	50,7%
2.	Closed Joint Stock Company Depositary-Clearing Company (CJSC DCC) – nominee holder	8,3%	5,1%
3.	ING BANK (EURASIA) ZAO (Closed Joint Stock Company) – nominee holder:	18,9%	22,3%
	- JP MORGAN CHASE BANK N.A.	11,5%	15,3%
4.	Lindsell Enterprises Limited	6,2%	1,2%

***On June 26, 2006** annual general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – May 7, 2006.*

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Share in the Company's authorized capital, %	Share of the Company's ordinary stock, %
1.	Open Joint Stock Company Investment company of communication (OJSC Svyazinvest)	38,0%	50,7%

2.	ING BANK (EURASIA) ZAO (Closed Joint Stock Company) – nominee holder:	25,5%	21,9%
	- JP MORGAN CHASE BANK N.A.	12,3%	16,3%
	- Lindsell Enterprises Limited	5,8%	0,002%
3.	Closed Joint Stock Company Depositary-Clearing Company (CJSC DCC) – nominee holder	11,9%	7,9%

***On June 22, 2007** annual general meeting of shareholders of OJSC VolgaTelecom took place. The date of drawing up the list of persons having the right to participate in annual general meeting of shareholders – May 3, 2007.*

The list of shareholders who possessed at least 5% of the authorized capital or at least 5% of the Company's ordinary stock.

№№	Full and abbreviated brand name	Share in the Company's authorized capital, %	Share of the Company's ordinary stock, %
1.	Open Joint Stock Company Investment company of communication (OJSC Svyazinvest)	38,0%	50,7%
2.	ING BANK (EURASIA) ZAO (Closed Joint Stock Company) – nominee holder:	23,2%	19,1%
	- JP MORGAN CHASE BANK N.A.	9,9%	13,3%
	- Lindsell Enterprises Limited	5,8%	0,00%
3.	Closed Joint Stock Company Depositary-Clearing Company (CJSC DCC) – nominee holder	15,3%	11,7%
	CJSC Leader (the company of pension fund assets management) Trust Management Non-Government Pension Fund Gazfond	3,9%	5,3%
4.	Non-commercial partnership "National depositary center" (NDC) – nominee holder	6,5%	5,8%

6.6. Data on related party transactions made by the issuer

Total quantity and the total amount in money terms of made transactions, recognized as related party transactions in accordance with RF legislation, and requiring their approval by the issuer's authorized management body, at the reporting quarter end:

	Q 4-2007	
	Quantity / RUR (inclusive of VAT)	*Quantity / US$*
Total quantity and the total amount in money terms of related party transactions which were made by the issuer in the reporting period and which required their approval by the issuer's authorized management body.	***29/ 173 989 214,77***	***No transactions were made.***
Total:	***29***	
Quantity and the amount in money terms of related party transactions which were made by the issuer in the reporting period and which were approved by the issuer's shareholders general meeting.	***No transactions were made.***	***No transactions were made.***
Quantity and the amount in money terms of related party transactions which were made by the issuer in the reporting period and which were approved by the issuer's Board of directors.	***29/ 173 989 214,77***	***No transactions were made.***
Quantity and the amount in money terms of related party transactions which were made by the issuer in the reporting period and which required their approval, but were not approved by the issuer's authorized management body, quantity/RUR	***No transactions were made.***	***No transactions were made.***

The issuer did not make related party transactions (groups of interrelated transactions) the price of each is 5 and more percent of the issuer's balance-sheet assets defined by the data of its accounting statement at the last reporting date prior to the conclusion of the transaction made by the issuer during the reporting quarter.

6.7. Data on the size of the accounts receivable

In this reporting period the information is not provided.

VII. The issuer's accounting reporting and other financial information

7.1. The issuer's annual accounting reporting

The issuer's annual accounting reporting comprises the following:

a) In accordance with the Russian Federation legislation requirements the issuer includes the following documents into the annual accounting reporting:

- Balance sheet (form № 1 by OKUD),
- Income statement (form № 2 by OKUD),
- Statement of changes in shareholders' equity (form № 3 by OKUD),
- Cash flow statement (form № 4 by OKUD),
- Supplements to balance sheet (form № 5 by OKUD),
- Explanatory memorandum to accounting reporting.

The annual accounting reporting is subject to mandatory audit and is released with auditor's opinion attached. The annual accounting reporting is included into the quarterly report for the first quarter.

b) In accordance with International standards requirements, the issuer includes the following documents into IFRS annual financial reporting:

- ***Balance sheet,***
- ***Income statement,***
- ***Cash flow statement,***
- ***Statement of changes in shareholders' equity,***
- ***Notes.***

The consolidated IFRS financial reporting is subject to mandatory audit and is released with auditor's opinion attached. The consolidated IFRS financial reporting is included into the quarterly report for the quarter when the specified reporting was released.

7.2. The issuer's quarterly accounting reporting for the last accomplished reporting quarter

The issuer's quarterly accounting reporting comprises the following:

a) In accordance with the Russian Federation legislation requirements the issuer includes the following documents into quarterly accounting reporting:

- Balance sheet (form № 1 by OKUD),
- Income statement (form № 2 by OKUD).

b) There is no issuer's obligation (it is not stated in constitutive documents and adopted accounting policy) to prepare quarterly financial reporting drawn up in accordance with International Financial Reporting Standards or US GAAP.

7.3. The issuer's consolidated accounting reporting for the last accomplished fiscal year

There is no issuer's consolidated accounting reporting for 2007 drawn up in accordance with the Russian Federation legislation requirements.

The Company's obligation to draw up consolidated accounting reporting is established by item 91 of Order of RF Ministry of Finance № 34 н "On approval of Provision on bookkeeping and reporting in the Russian Federation" of 29.07.1998.

According to item 8 of RF Ministry of Finance Order № 112 of December 30, 1996 "On recommended practice on drawing up and presentation of consolidated accounting reporting", a group may not draw up consolidated accounting reporting by the rules stipulated in normative acts and instructional guidelines on accounting of the Russian Federation Ministry of Finance, in case if the following conditions are concurrently observed:

- consolidated accounting reporting is drawn up on the basis of International Financial Reporting Standards (IFRS) elaborated by International Accounting Standards Committee;

- a group should ensure reliability of consolidated accounting reporting drawn up as per IFRS;

- explanatory memorandum to the consolidated accounting reporting contains a list of applied requirements of accounting reporting, discloses the methods of bookkeeping, including assessments which differ from the rules stipulated by normative acts and instructional guidelines on accounting of the Russian Federation Ministry of Finance.

The issuer meets all the specified requirements:

1) The issuer prepares consolidated reporting in accordance with International Financial Reporting Standards.

2) Consolidated reporting is released with auditor's opinion attached.

According to item 2.12 of RF Ministry of Finance Order № 112 of 30.12.1996 "On recommended practice on drawing up and presentation of consolidated accounting reporting", "it is reasonable for parent entity to draw up consolidated accounting reporting not later than June 30 of the year following the reporting year, if otherwise is not stated by the Russian Federation legislation or by the constitutive documents of this entity".

The issuer does not prepare its consolidated accounting reporting with other legal persons in accordance with the Russian Federation legislation requirements.

The issuer prepares the annual consolidated financial reporting in accordance with International Financial Reporting Standards requirements and includes the following documents into it:

- *Balance sheet,*
- *Income statement,*
- *Cash flow statement,*
- *Statement of changes in shareholders' equity,*
- *Notes.*

In accordance with International Financial Reporting Standards requirements consolidated financial reporting is subject to mandatory audit and is released with auditor's opinion attached.

7.4. Data on the issuer's accounting policy

In the reporting quarter there were no changes in the issuer's Accounting policy for current 2007 fiscal year.

7.5. Data on total amount of export, and also on the share of export in the total volume of sales

Total amount of the issuer's revenues received from export of products (commodities, works and services), and also the share of such revenues in the issuer's revenues from ordinary activities, the specified share being calculated for each reporting period separately:

The issuer does not export products (commodities, works and services).

7.6. Data on the cost of the issuer's real property and on essential changes occurred in the structure of the issuer's property following the end date of the last accomplished fiscal year

The information will be provided in Q 1-2008 report concurrently with accounting statement for 2007.

7.7. Data on the issuer's involvement in legal processes in case, when such involvement may materially affect the issuer's financial-economic activities

The issuer was not involved in legal processes which could materially affect its financial-economic activities.

VIII. Additional information on the issuer and issuing securities placed by the issuer

8.1. Additional information on the issuer

8.1.1. Data on the size, structure of the issuer's authorized (reserve) capital (share fund)

The size of the issuer's authorized capital at the end date of the reporting quarter (RUR):
1 639 764 970

Breakdown of the authorized capital by the category of stock:
Ordinary stock (pieces): ***245 969 590***
Total par value (RUR): ***1 229 847 950***
Share in the authorized capital: ***75.001477%***

Preferred stock (pieces): ***81 983 404***
Total par value (RUR): ***409 917 020***
Share in the authorized capital: ***24.998523%***

A part of the issuer's shares is circulating outside the Russian Federation by way of circulation in accordance with foreign law of foreign issuers' securities certifying the rights in relation to the issuer's shares.

Category (type) of shares circulating outside the Russian Federation:

Registered uncertified ordinary shares (within the Program of American Depositary Receipts (ADR) of Level I).

The share of stock circulating outside the Russian Federation of the total number of stock of the appropriate category (type): ***11,78%***

Name, location of foreign issuer which securities certify the rights in relation to the issuer's shares of the appropriate category (type):

JP Morgan Chase Bank, N.A., 1111 Polaris Parkway, Columbus, Ohio 43240-2050, USA

JP Morgan Chase Bank Trinity Tower, 9 Thomas More Street, London E1W 1YT, United Kingdom.

Brief description of the program (program type) of the issue of foreign issuer's securities certifying the rights in relation to the shares of the appropriate category (type):

In October 1997 the Program of American Depositary Receipts of Level I (Level I ADR Program) for the issuer's ordinary shares was registered. One ADR corresponds to 2 shares. The ADRs are circulating at the USA OTC market, and also at Frankfurt Stock Exchange (FSE), Berlin Stock Exchange (BerSE), Xetra and Stuttgart Stock Exchange (SSE).

Data on obtaining the permission of Federal Commission to allow the issuer's shares of the appropriate category (type) for circulation outside the Russian Federation:

In accordance with item 2 of Russia's FFMS Regulation № 3 of March 13, 2001 the requirement of obtaining Russia's FFMS permission to allow the circulation of Russian issuers' issuing securities outside the Russian Federation in the form of ADRs is not applicable to securities circulating outside the Russian Federation in the specified form on the effective date of the Regulation, accordingly the issuer did not apply earlier for the appropriate permission of Russia's FFMS.

Currently, in accordance with order № 04 – 1232 / пз – и of Russia's Federal Financial Markets Service of December 15, 2004 the permission is obtained for the admittance for circulation of the issuer's ordinary registered uncertified stock outside the Russian Federation in quantity of 65 673 880 shares.

The name of a foreign trading organizer (trading organizers) via which foreign issuer's securities certifying the rights in relation to the issuer's shares are circulating:

At this time there is no foreign trading organizer.

Other data on the circulation of the issuer's shares outside the Russian Federation are provided at the issuer's sole discretion:

JPMorgan Chase Bank is the Depositary Bank since April 2002. Additional information on the issuer's ADR Program is posted at: http://www.adr.com (the Company's ADR ticker – VLGAY).

8.1.2. Data on the changes in the size of the issuer's authorized (reserve) capital (share fund)

Data on the change in the size of the issuer's authorized capital for the last 5 accomplished fiscal years preceding the end date of the reporting quarter, and also at the last reporting date:

Size of the issuer's authorized capital, RUR	The structure of the issuer's authorized capital	The name of the issuer's management body that made the decision on the change of the authorized capital size	The date of drawing up and the number of the minutes of the management body meeting (session) at which the decision on the change of the authorized capital size was made	The size of the issuer's authorized capital after the change, RUR
At 01.01.2002:				
583 387 500	Ordinary stock: 87 508 200 shares (75% of the authorized capital) Preferred stock: 29 169 300 shares (25% of the authorized capital)	The Board of directors	July 17, 2002, minutes № 2	RUR 1 639 764 970*
At 01.01.2003:				
1 639 764 970	Ordinary stock: 87 508 200 shares (75% of the authorized capital) Preferred stock: 29 169 300 shares (25% of the authorized capital)	---	---	The size of the issuer's authorized capital was not changed. RUR**
At 01.01.2004:				
1 639 764 970	Ordinary stock: 245 969 590 shares (75% of the authorized capital) Preferred stock: 81 983 404 shares (25 % of the authorized capital)	—	—	The size of the issuer's authorized capital was not changed. RUR
At 01.01.2005:				
1 639 764 970	Ordinary stock: 245 969 590 shares (75% of the authorized capital) Preferred stock: 81 983 404 shares (25 % of the authorized capital)	---	---	The size of the issuer's authorized capital was not changed. RUR
At 01.01.2006:				
1 639 764 970	Ordinary stock: 245 969 590 shares (75% of the authorized capital) Preferred stock: 81 983 404 shares (25 % of the authorized capital)	---	---	The size of the issuer's authorized capital was not changed. RUR
At 01.01.2007:				
	Ordinary stock: 245 969 590 shares (75% of the authorized capital) Preferred stock: 81 983 404 shares (25 % of the authorized capital)	---	---	The size of the issuer's authorized capital was not changed. RUR
At 01.01.2008:				
	Ordinary stock: 245 969 590 shares (75% of the authorized capital) Preferred stock: 81 983 404 shares (25 % of the authorized capital)	---	---	The size of the issuer's authorized capital was not changed. RUR

** On 25.10.2002 Russia's FFMS registered the decisions on the issues of the Company's ordinary and preferred shares placed by means of converting the shares of joint-stock companies that affiliated to the Company into the Company's shares.*
*** On 24.01.2003 Russia's FFMS registered the reports on the results of the issues of ordinary and preferred shares.*

8.1.3. Data on buildup and usage of required reserve and also of other funds of the issuer

Information for the reporting quarter on the required reserve, and also on each other fund of the issuer, this fund being built up at the cost of the issuer's net profit:

1) The fund name: ***required reserve***

Required reserve is established in accordance with requirements of article 35 of RF Federal law № 208-ФЗ of 26.12.1995 "On joint-stock companies" and amounts to 5% of the size of the issuer's authorized capital.

Reporting period	The size of the fund established by the constitutive documents	Fund size		Amount of transfers to the fund during the reporting period, RUR thousand	The amount of funds spent during the reporting period (RUR thousand) and the trends of usage of the fund means
		In money terms, RUR thousand	% of the authorized capital		
9 months of 2007		81 988	5	-	The fund means were not used.

In the reporting quarter the issuer did not build up and did not use other funds.

8.1.4. Data on the procedure of convening and holding a meeting (session) of the issuer's supreme management body

General meeting of shareholders is the supreme management body of the Company.

The procedure of notification of the participants on holding the meeting of the issuer's supreme management body:

"The communication on holding the general meeting of stockholders should be made not later than 30 days prior to the date of its holding, except for the case when an extraordinary shareholders' general meeting is to be held within 40 days since the time of making the demand for its holding (since the time of making decision on its holding) and the communication on the meeting's holding is to be made not later than 20 days prior to the date of its holding.

At the stated time the notice on holding the General meeting of stockholders should be sent to each person indicated in the list of persons entitled to participate in the shareholders' general meeting, by a registered letter or delivered to each of the specified persons with receipt acknowledgement, and published in "Rossiiskaya gazeta" newspaper".

Persons (bodies) who have the right to convene (require convocation) of extraordinary meeting of the issuer's supreme management body, and also the procedure of sending (making) such demands:

Extraordinary general meeting of shareholders is held by the decision of the Board of directors basing on its own initiative; requisition of the Company's Auditing committee, the Company's auditor, and also the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares as of the date of the demand making. The convocation of extraordinary general meeting of shareholders upon requisition of the Company's Auditing committee, the Company's auditor or shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares is carried out by the Company's Board of directors.

At preparation of extraordinary shareholders' general meeting, which agenda includes the issue of electing the Company's Board of directors, shareholders (shareholder), who are in aggregate the owners of at least 2% of the Company's voting shares, have the right to nominate the candidates to the Company's Board of directors, the number of these candidates may not exceed the quantitative composition of the Board of directors as established by the Charter. Such proposals should come to the Company not later than 30 days prior to the date of holding

extraordinary shareholders' general meeting.

The demand for holding extraordinary general meeting of shareholders should contain the issues subject to introducing into the agenda of the meeting. The demand for holding extraordinary general meeting of shareholders may contain formulations of resolutions for each of these issues, and also the suggestion about the form of holding shareholders' general meeting.

In the case when the demand for convening extraordinary general meeting of shareholders is made by a shareholder (shareholders), it should contain name (names) of the shareholder (shareholders) requesting to convene such meeting, and the indication of the number, category (type) of shares they possess.

The demand for convening extraordinary general meeting of shareholders is signed by the person (persons) requiring to convene extraordinary general meeting of shareholders.

The procedure of defining the date of holding the meeting of the issuer's supreme management body:

The Company is obliged to hold annually the general meeting of shareholders (annual general meeting of shareholders) not earlier than in four months and not later than in six months after the fiscal year end. Shareholders' general meetings held in addition to the annual general meeting are extraordinary. Shareholders' general meeting has no right to consider the issues which are not referred to its competencies and pass resolutions on them.

The date of holding shareholders' general meeting in accordance with the Company's Charter is defined by the Board of directors.

Extraordinary general meeting of shareholders convened upon requisition of the Company's Auditing committee, of the Company's auditor or of shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares should be held within 40 days since the date of making the demand for holding extraordinary general meeting of shareholders.

Extraordinary general meeting of shareholders convened on the demand of the Company's Auditing committee, the Company's auditor or the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares; the agenda of this meeting containing the issue of electing the Company's Board of directors, should be held within 70 days since the date of making the demand for holding extraordinary general meeting of shareholders.

In case, when the number of the members of the Company's Board of directors becomes less than the quorum for holding the sessions of the Company's Board of directors, the extraordinary general meeting of shareholders convened by the decision of the Company's Board of directors basing on its own initiative for the solution of the issue on electing the Company's Board of directors, should be held within 70 days since the date of making the decision on its holding by the Company's Board of directors.

Persons entitled to make proposals into the agenda of the meeting of the issuer's supreme management body, and also the procedure of making such proposals:

Shareholders (shareholder), who in aggregate are the owners of at least 2% of the Company's voting shares, have the right to introduce issues into the agenda of the annual general meeting of shareholders and to nominate the candidates to the Company's Board of directors, the Company's Auditing committee, the number of which cannot exceed the quantitative composition of the appropriate body as established by the Charter. Such proposals should come to the Company not later than in 60 days after the fiscal year end.

Persons entitled to get familiarized with information (materials) provided for preparation and holding of the meeting of the issuer's supreme management body, and also the procedure of familiarization with such information (materials):

The persons having the right to participate in general meeting of shareholders, as per the procedure and at the address (addresses) indicated in the notification on holding general meeting of shareholders, are provided with the following information (materials):

Annual accounting statement, including audit opinion, findings of the Company's Auditing committee based on the results of the annual accounting statement audit;

Data on the candidates to the Company's Board of directors, to the Company's Auditing committee;

Draft of modifications and amendments introduced to the Company's Charter, or the draft of the Company's Charter in a new wording;

Drafts of the Company's internal documents;

Drafts of other documents, the adoption of which is stipulated by the drafts of shareholders' general meeting resolutions;

Drafts of resolutions of shareholders' general meeting;

Other information (materials) required for provision in accordance with current legislation,

Other information (materials) for passing the resolutions on the issues of the agenda of shareholders' general meeting, this information being included by the Board of directors into the list of information (materials) provided to the shareholders at preparation for holding shareholders' general meeting.

- Procedure of disclosure (bringing to the notice of the issuer's shareholders (participants) of resolutions passed by the issuer's superior management body and also of voting results:

The resolutions passed by the shareholders' general meeting and also the voting results are disclosed at the shareholders' general meeting at which the voting was held, and are brought to the notice of persons included into the list of persons entitled to participate in the shareholders' general meeting, by means of publishing in "Rossiiskaya gazeta" newspaper not later than 10 days after drawing up the minutes on voting results in the form of report on voting results.

8.1.5. Data on business entities in which the issuer possesses at least 5% of the authorized (reserve) capital (share fund) or at least 5% of common stock

The list of business entities in which the issuer possesses at least 5% of the authorized (reserve) capital (share fund) or at least 5% of common stock at the end date of the reporting quarter:

- 1. Full (abbreviated) name, location: ***Closed Joint Stock Company Nizhegorodskaya Sotovaya Svyaz (CJSC NSS), Dom Svyazi, M.Gorky square, Nizhny Novgorod city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***100%***
The share of business entity's common stock belonging to the issuer: ***100%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

2. Full (abbreviated) name, location: ***Limited Liability Company NIZHEGORODSKYI TELESERVICE (LLC NIZHEGORODSKYI TELESERVICE), Dom Svyazi, M. Gorky square, Nizhny Novgorod city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***100%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

3. Full (abbreviated) name, location: ***Closed Joint Stock Company Transsvyaz (CJSC Transsvyaz), Chaadaev street 2, Nizhny Novgorod city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***100%***
The share of business entity's common stock belonging to the issuer: ***100%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

4. Full (abbreviated) name, location: ***Limited Liability Company NIZHEGORODTELESERVICE (LLC NIZHEGORODTELESERVICE), Dom Svyazi, M.Gorky square, Nizhny Novgorod city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***80%***
The share of business entity's common stock belonging to the issuer: ***none***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

5. Full (abbreviated) name, location: ***Open Joint Stock Company Informational commercial networks "Omrix" (OJSC ICN "Omrix"), Tereshkova street 10, Orenburg city, RF***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***73,6%***
The share of business entity's common stock belonging to the issuer: ***73,6%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

6. Full (abbreviated) name, location: ***Closed Joint Stock Company Orenburg-GSM (CJSC Orenburg-GSM), Volodarsky street 11, Orenburg city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***51%***
The share of business entity's common stock belonging to the issuer: ***51%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

7. Full (abbreviated) name, location: ***Closed Joint Stock Company Ulyanovsk-GSM (CJSC Ulyanovsk-GSM), Goncharov street 52, Ulyanovsk city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***60%***
The share of business entity's common stock belonging to the issuer: ***60%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity***: none***

8. Full (abbreviated) name, location***: Closed Joint Stock Company Narodnyi telephone Saratov (CJSC NTS), Kiselev street 40, Saratov city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***50% + 1 preferred (voting) share***
The share of business entity's common stock belonging to the issuer: ***50%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

9. Full (abbreviated) name, location: ***Closed Joint Stock Company Nizhegorodskyi radio telephone (CJSC Nizhegorodskyi radio telephone), Dom Svyazi, Gorky square, Nizhny Novgorod city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***50%***
The share of business entity's common stock belonging to the issuer: ***50%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

10. Full (abbreviated) name, location: ***Closed Joint Stock Company Commercial Bank C-Bank (JSCB C-Bank (ZAO), Lenin street 6, Izhevsk city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***41,73%***
The share of business entity's common stock belonging to the issuer: ***41,73%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***0,001439%***
The share of the issuer's common stock belonging to the business entity: ***0,001919%***

11. Full (abbreviated) name, location: ***Closed Joint Stock Company Samara Telecom (CJSC Samara Telecom), Polevaya street 43, Samara city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***27,8%***
The share of business entity's common stock belonging to the issuer: ***27,8%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

12. Full (abbreviated) name, location: ***Open Joint Stock Company Information technologies of communications (OJSC Svyazintek), Building 2, Nastasiinskyi pereulok 7, Moscow***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***13%***
The share of business entity's common stock belonging to the issuer: ***13%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

13. Full (abbreviated) name, location: ***Limited Liability Company Agrofirm Reanta (LLC Agrofirm Reanta), Chavaina boulevard 11a, Ioshkar Ola town***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***20,86%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

14. Full (abbreviated) name, location: ***Limited Liability Company Commercial-production company N.N.-Rossvyazinform (LLC CPC N.N.-Rossvyazinform), Dom Svyazi, Gorky square, Nizhny Novgorod city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***20%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

15. Full (abbreviated) name, location: ***Closed Joint Stock Company Reg-Time (CJSC Reg-Time), Krasnodonskaya street 68, Samara city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***17%***
The share of business entity's common stock belonging to the issuer: ***17%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

16. Full (abbreviated) name, location: ***Closed Joint Stock Company Rostelegraph (CJSC Rostelegraph), Tverskaya street 7, Moscow***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***15,69%***
The share of business entity's common stock belonging to the issuer: ***15,69%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

17. Full (abbreviated) name, location: ***Closed Joint Stock Company Center of Authorial Medical Technologies and Innovations (CJSC CAMTI), 60 years of October avenue 6, Saransk town, Mordovia Republic, RF***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***14%***
The share of business entity's common stock belonging to the issuer: ***14%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

18. Full (abbreviated) name, location: ***Closed Joint Stock Company Science-Engineering Center Comset (CJSC SEC Comset), Zelenyi avenue 7, Moscow***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***11,09%***
The share of business entity's common stock belonging to the issuer: ***11,09%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

19. Full (abbreviated) name, location: ***Closed Joint Stock Company Agency for protection of competition and consumer rights (CJSC ECAD), Suvorov street 1, Pavlovo town of Nizhny Novgorod oblast***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***10,4%***
The share of business entity's common stock belonging to the issuer: ***10,4%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

20. Full (abbreviated) name, location: ***Limited Liability Company Samara payphone (LLC Samara payphone), Penzenskaya street 68, Samara city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***10%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

21. Full (abbreviated) name, location: ***Closed Joint Stock Company Startcom (CJSC Startcom), 2-nd Spasonalivkovskyi pereulok 6, GSP-1, Moscow-49***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: *7,4%*
The share of business entity's common stock belonging to the issuer: *7,4%*
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

22. Full (abbreviated) name, location: ***Closed Joint Stock Company LeasingPoint (CJSC LeasingPoint), 2-nd Spasonalivkovskyi pereulok 6, B-49, Moscow***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***7,35%***
The share of business entity's common stock belonging to the issuer: ***7,35%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

23. Full (abbreviated) name, location: ***Closed Joint Stock Company Orenburg Card-Center (CJSC Orencard), Chkalov street 32a, Orenburg city***
The issuer's equity stake in authorized (reserve) capital (share fund) of business entity: ***5%***
The share of business entity's common stock belonging to the issuer: ***5%***
The share of the business entity in the issuer's authorized (reserve) capital (share fund): ***none***
The share of the issuer's common stock belonging to the business entity: ***none***

8.1.6. Data on revenue-intensive transactions made by the issuer

Data on revenue-intensive transactions made by the issuer in the reporting quarter:

In the reporting quarter the issuer did not make transactions (groups of interrelated transactions), the value of which is 10 and more percent of the issuer's balance-sheet assets as per the data of its accounting statement at the last reporting date preceding the date when the transaction was made.

8.1.7. Data on the issuer's credit ratings

The object of credit rating assignment: ***the issuer***
The value of credit rating at the end date of the reporting quarter:

Long-term corporate foreign currency credit rating: ***"BB –".***
Outlook ***"Stable".***
Long-term corporate domestic currency credit rating: ***"BB -".***
Outlook ***"Stable".***
National - "ruAA –".

The history of credit rating value change for the last 5 accomplished fiscal years preceding the end date of the reporting quarter:

1) International:
Long-term corporate foreign currency credit rating***: "B-".***
Outlook ***"Stable".***
Date: ***12.03.2002***
Long-term corporate domestic currency credit rating: ***"B-".***
Outlook ***"Stable".***
Date: ***12.03.2002***

2) International:
Long-term corporate foreign currency credit rating***: "B".***
Outlook ***"Stable".***
Date: ***12.02.2003***
Long-term corporate domestic currency credit rating: ***"B".***
Outlook ***"Stable".***
Date: ***12.02.2003***
National:
Long-term credit rating: ***"ruA-".***
Date: ***13.03.2003***

3) International:
Long-term corporate foreign currency credit rating: ***"B+".***
Outlook ***"Stable".***
Date: ***15.04.2005***
Long-term corporate domestic currency credit rating: ***"B+".***
Outlook ***"Stable".***
Date: ***15.04.2005***
National:
Long-term credit rating***: "ruA+".***
Date: ***15.04.2005***

4) <u>International:</u>
Long-term corporate foreign currency credit rating: ***"BB-".***
Outlook ***"Stable".***
Date: ***27.09.2006***
Long-term corporate domestic currency credit rating: ***"BB-".***
Outlook ***"Stable".***
Date: ***27.09.2006***
<u>National:</u>
Long-term credit rating: ***"ruAA –".***
Date: ***27.09.2006***

Full and abbreviated brand name, location of organization which assigned the credit rating:
Standard & Poor's - 55
Water Street,
New York, NY,
United States
Representation office of Standard & Poor's International Services, Inc. Corporation:
7-th floor, business-center "Mokhovaya", building 2, Vozdvizhenka street 4/7, Moscow, 125009

Brief description of the method of credit rating assignment:
The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, revenue position, capital structure, performances of cash flows, financial flexibility).

The address of the web-site in the Internet where free access is provided to the information about the method of credit rating assignment:
<u>http://www.standardandpoors.ru/page.php?path=process</u>.

Other data on credit rating: ***none***

The object of credit rating assignment: ***the issuer's securities (bonds)***
Credit rating value at the end date of the reporting quarter:
<u>National:</u>
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (of BT-2 series): "ruA+".
BT-2 series bonds are retired in succession by installments during the following periods:
On the 1092-nd day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (02.12.2008),
On the 1274-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (02.06.2009),
On the 1456-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (01.12.2009),
On the 1638-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (01.06.2010),
On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (30.11.2010).

Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 2,3 billion (of BT-3 series): "ruA+".
BT-3 series bonds are retired in succession by installments during the following periods
On the 1092-nd day since the date of the placement start each Bond is retired partially in the

amount of 20% of the par value of the issue (02.12.2008),
On the 1274-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (02.06.2009),
On the 1456-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (01.12.2009),
On the 1638-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (01.06.2010),
On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (30.11.2010).

Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (of BT-4 series): "ruA+".
BT-4 series bonds are retired in succession by installments during the following periods:
On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (06.09.2011),
On the 2002-nd day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (06.03.2012),
On the 2184-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (04.09.2012),
On the 2366-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (05.03.2013),
On the 2548-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the par value of the issue (03.09.2013).

The history of credit rating value change for the last 5 accomplished fiscal years preceding the end date of the reporting quarter:

The object of credit rating assignment: *the issuer's securities (bonds)*
Credit rating value, the date of assignment (change) of credit rating value:

National:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 1 billion with maturity term in February 2006 (BT-1 series): "ruA-".
Date: *13.03.2003*

National:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 1 billion with maturity term in February 2006 (BT-1 series): "ruA+".
Date: *15.04.2005*

National:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (BT-2 series): "ruA+".
Date: *14.12.2005*

National:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 2,3 billion (BT-3 series): "ruA+".
Date: *14.12.2005*

National:
Credit rating to priority unsecured ruble issue of the issuer's bonds to the amount of RUR 3 billion (BT-4 series): "ruA+".

Date: ***10.04.2006***

Full and abbreviated brand name, location of organization having assigned the credit rating:
Standard & Poor's - 55
Water Street,
New York, NY,
United States
Representation office of "Standard & Poor's International Services, Inc." corporation:
7-th floor, business-center "Mokhovaya", building 2, Vozdvizhenka street 4/7, Moscow, 125009

Brief description of the method of credit rating assignment:
The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, revenue position, capital structure, performances of cash flows, financial flexibility).

The address of the web-site in the Internet where the information is posted about the method of credit rating assignment: **http://www.standardandpoors.ru/page.php?path=process**.

Kind, series, form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 1***
Form: ***certified, bearer***
Type: ***interest-bearing***
State registration number of securities issue***: № 4-43- 00137-A***
State registration date: ***24.01.2003***

Kind, series, form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 2***
Form: ***certified (bearer bonds with obligatory centralized custody)***
Type: ***interest-bearing, inconvertible***
State registration number of securities issue: ***№ 4-44- 00137-A***
State registration date: ***10.11.2005***

Kind, series, form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 3***
Form: ***certified (bearer bonds with obligatory centralized custody)***
Type: ***interest-bearing, inconvertible***
State ***registration number of securities issue: № 4-45- 00137-A***
State registration date: ***10.11.2005***

Kind, series, form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 4***
Form: ***certified (bearer bonds with obligatory centralized custody)***
Type: ***interest-bearing, inconvertible***
State registration number of securities issue: ***№ 4-46- 00137-A***
State registration date: ***06.06.2006***

Accounting treatment - ***STANDARD & POOR'S proprietary method:***

Standard & Poor's assigns rating only if adequate information is available, on the basis of

transparent method, which takes into account quantitative and qualitative parameters, financial risks and business-risks.

The method of Standard & Poor's ratings assignment differs depending on issuers categories and rating type. So, in case of companies the business features (market, position in competition, management and strategy), financial profile (financial policy, revenue position, capital structure, performances of cash flows, financial flexibility) are analyzed.

After making decision on obtaining rating, the agreement is signed, in which basic parameters of relations between Standard & Poor's and the issuer are established with precise formulation of obligations of both the parties. Upon the receipt of request for a rating the analytical group is established which consists of analysts having knowledge in appropriate industries. The group includes at least one analyst having experience in CIS countries. Primary analyst, who guides the process, is assigned, and he/she is the primary contact person for the issuer. Before the official meeting the group analyses the information presented by the issuer at the request, and the information from other sources which Standard & Poor's considers to be reliable: financial reporting for previous periods, forecasts of financial performances and cash flows, documentation on transactions, legal opinions and other data. At that, there are significant differences related to the issuer's type. So, for corporations these are financial statements, annual reports, and data on the structure of the industry. Then the group of analysts holds a management meeting in order to discuss basic factors affecting the rating, including production and financial plans and management strategy. This meeting allows issuers to touch upon the issues which are of principle for the decision on rating assignment. Analysts in their turn may clarify a number of problem situations, which have arisen after their familiarization with the presented information. Based on the results of discussion additional information inquiry may be formulated.

Then the primary analyst constructs a detailed analysis presented to the rating committee. The rating committee includes senior analysts of Standard & Poor's. After the discussion of all factors affecting the rating, the decision is made on the rating value. Once the decision is made by the rating committee, the primary analyst communicates the rating assigned and also the justification of the specified decision to the issuer. In case if the rating is accepted by the issuer Standard & Poor's discloses it via its own database RatingsDirect, through international and local press agencies and mass media. In respect of each rating a press-release, brief and full justification of the rating are published at Standard & Poor's sites.

Rating revisions

In cases when rating requires reconsideration, a preliminary review is undertaken, which may result in CreditWatch listing. (CreditWatch listing means that the rating may be revised in the nearest future. This is a warning for investors that additional analysis is being made).

The next step is the comprehensive analysis, which includes, if necessary, a meeting with management and presentation to the rating committee. The rating committee evaluates the matter, arrives at a rating decision and notifies the issuer of it.

Rating watch

After rating assignment Standard & Poor's analysts permanently control all the factors which may affect it, such as changes in shareholder's equity structure, takeover of other companies or other significant economic events. Material facts related to the issuer's activity are daily monitored. Mandatory requirement of Standard & Poor's - holding annual meetings with management (if required these meetings are held more frequently). Based upon the information received from the issuer or other public sources, the rating may be raised or lowered as often, as the issuer's creditworthiness is changed. In case when there are no significant events, the rating is revised (confirmed or changed) once a year. Individual ratings are assigned to all issuer's debt obligations issued after rating assignment and placed at public markets. Standard & Poor's contemplates that the management will notify analysts of significant financial and production changes which may affect the rating. However, Standard & Poor's reserves the right to change the rating at any time during regular watch process.

Stages of rating assignment:

- Request for rating.
- Assignment of the group of analysts.
- Information accumulation.
- Meeting with management.
- Rating committee.
- Informing the issuer about the rating assigned.
- Distribution of information about the rating (with the client's consent).
- Rating monitoring.

Standard & Poor's issuer international credit rating is a current opinion on overall creditworthiness of debt commitments issuer, guarantor or security, business partner, of its capacity and willingness to meet timely and in full its debt commitments.

Standard & Poor's international credit rating of debt commitments is a current opinion on credit risk with respect to a specific debt commitment (bonds, bank credits, loans, other financial instruments).

Standard & Poor's international financial enhancement rating is the opinion of Standard & Poor's on creditworthiness of an insurer with respect to insurance policies and contracts.

Values of Standard & Poor's international credit ratings

Standard & Poor's long-term rating assesses the issuer's capacity to timely meet its debt commitments. Long-term ratings vary from the highest category - "AAA" to the lowest - "D". Ratings between "AA" and "CCC" may be supplied with sign "plus" (+) or "minus" (-), which mean intermediary categories of the rating as compared to the basic ones.

Short-term rating is the assessment of probability of timely repayment of obligations considered short-term in the relevant market. Short-term ratings also range from "A-1" for the highest-quality obligations to "D" for the lowest. The "A-1" rating may be also modified by a "plus" sign (+) to distinguish the most secure obligations in that category.

In addition to long-term ratings Standard & Poor's has special definitions of ratings of preferred shares, money market funds, share bond funds, solvency of insurance companies and companies operating with derivative instruments.

AAA – extremely strong capacity to meet its debt commitments timely and in full; the highest rating.

AA – strong capacity to meet timely and in full its debt commitments.

A – moderately strong capacity to meet timely and in full its debt commitments, but higher susceptibility to the adverse effects of changes in business, financial and economic conditions.

BBB – adequate capacity to meet timely and in full its debt commitments, higher susceptibility to the adverse effects of changes in business, financial and economic conditions.

BB – out of danger in the short-term outlook, higher susceptibility to the effects of adverse changes in business, financial and economic conditions.

B – higher vulnerability in unfavorable business, financial and economic conditions, but current capacity to meet debt commitments timely and in full.

CCC – at this date non-fulfillment by the issuer of its debt commitments is potentially possible; (the issuer's debt commitments are currently vulnerable to nonpayment) timely performance of debt commitments depends to a large extent on favorable business, financial and economic conditions.

CC – at present the probability of non-fulfillment by the issuer of its debt commitments is high. (the issuer's debt commitments are currently highly vulnerable to nonpayment)

C – there is a bankruptcy proceeding initiated in respect of the issuer or a similar action is taken, but payments or debt commitments performance is going on. (a bankruptcy petition has been filed or similar action taken, but payments and debt commitments performance are being continued).

SD – selective default with respect to the specified debt commitment while timely and full

payments with respect to other debt commitments are going on.
D – debt commitments default. (payment default)

The ratings of "AAA", "AA", "A" and "BBB" categories are investment-grade ratings.
The ratings of "BB", "B", "CCC", "CC" and "C" categories are regarded as having significant speculative characteristics.
Outlook:
Rating outlook assesses the potential change of the rating in the nearest two - three years.

- ***"Positive" – the rating may be raised.***
- ***"Negative" – the rating may be lowered.***
- ***"Stable" – the change is unlikely.***
- ***"Developing" – the rating may be raised or lowered.***

The address of the web-site in the Internet where free access is provided to the information about the method of credit rating assignment:
http://www.standardandpoors.ru/page.php?path=issuer&id=78

Other data on the credit rating: ***none***

8.2. Data on each category (type) of the issuer's shares

Category of shares: ***ordinary***
Par value of each share: ***RUR 5***
The number of shares in circulation (the number of shares which are not paid off or cancelled): ***245 969 590***
The number of additional shares being in the process of placement (the number of shares of additional issue in regard to which the state registration of the report on the results of their issue is not conducted): ***none***
The number of declared shares: ***1 299 093***
The number of shares being on the issuer's balance: ***none***
The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***
State registration number: ***№ 1 – 01 – 00137 - A***
State registration date: ***14.11.2003***

The rights granted by shares to their owners:
According to the Company's Charter:

7.1. Each ordinary share of the Company gives the shareholder – its owner similar measure of rights.

7.2. Each shareholder – the owner of the Company's ordinary shares has the right:
7.2.1. To participate in the general meeting of shareholders of the Company in the due procedure stipulated by current legislation of the Russian Federation;
7.2.2. To receive dividends in the due procedure stipulated by current legislation of the Russian Federation and the present Charter, when they are declared by the Company;
7.2.3. To receive a part of property of the Company remaining after its liquidation which part is proportional to number of shares in the shareholder's possession;
7.2.4. To get access to the documents stipulated by item 1 of Article 89 of Federal law "On joint-stock companies", in the due procedure stipulated by Article 91 of the said law;

7.2.5. To demand confirmation of shareholder's rights for the shares from the Company's registrar by issuing an extract from the register of the Company's shareholders;

7.2.6. To get information on all records on the shareholder's personal account from the Company's registrar, and also other information stipulated by legal acts of the Russian Federation which establish the due procedure of keeping the register of stockholders;

7.2.7. To dispose of shares belonging to the shareholder without consent of other shareholders and of the Company;

7.2.8. To protect the shareholder's violated civil rights in the court in cases, stipulated by current legislation of the Russian Federation, including claiming compensation for losses from the Company;

7.2.9. To demand the repurchase of all shares belonging to the shareholder (or a part of them) from the Company in cases and in the due procedure stipulated by current legislation of the Russian Federation;

7.2.10. To sell shares to the Company in case if the Company passed the resolution to acquire the shares;

7.2.11. To demand from the Company an extract from the list of persons having the right to participate in the General meeting of shareholders, the said extract containing the information about the shareholder;

7.2.12. Priority in purchasing additional shares placed by means of public offering and issuing securities convertible into shares, in the amount proportional to the number of shares held by them.

7.3. The shareholder owning more than 1% of the Company's voting shares has the right to demand from the Company's registrar the information on the name (names) of shareholders registered in the register and the information on the quantity, the category and the par value of shares held by them (the said information is provided without indication of addresses of shareholders).

7.4. The shareholders (shareholder) owning in aggregate at least 1% of placed ordinary shares of the Company have the right to apply to the court with a claim against a member of the Company's Board of directors, single executive of the Company, a member of collegial executive body of the Company, as well as against the management company or the manager about compensation for losses caused to the Company as a result of guilty activities (inactivity) of the said persons.

7.5. Shareholders possessing at least 1% of votes at the general meeting of shareholders have the right to demand the provision of the list of persons having the right to participate in the meeting from the Company. The information from the documents and the mailing addresses of the shareholders included in this list are provided only with their consent.

7.6. The shareholders (shareholder) being in aggregate the owners of at least 2% of the Company's voting shares have the right to introduce issues into the agenda of the annual general meeting of shareholders and to nominate candidates to the Company's management and controlling bodies elected by the general meeting of shareholders. During preparation of an extraordinary general meeting of shareholders with the agenda of election of the Board of directors of the Company, the said shareholders (shareholder) have the right to nominate candidates for the election to the Board of directors of the Company.

7.7. The shareholders (shareholder) who own in aggregate at least 10% of the Company's voting shares have the right to require convocation of an extraordinary general meeting of shareholders from the Board of directors of the Company. In case if during the term established

by current legislation of the Russian Federation and the present Charter, the Board of directors of the Company does not make the decision on convocation of an extraordinary general meeting of shareholders or makes the decision to refuse its convocation, the extraordinary meeting can be convoked by the said shareholders (shareholder).

7.8. The shareholders (shareholder) who own in aggregate at least 10% of the Company's voting shares have the right to demand an audit of financial and economic activities of the Company at any time.

7.9. The shareholders (shareholder) who hold in aggregate at least 25% of the Company's voting shares have the right of access, and also have the right to receive the copies of accounting documents and of the minutes of sessions of the Company's collegial executive body.

7.10. Shareholders – owners of the Company's ordinary shares have other rights stipulated by current legislation of the Russian Federation and by the present Charter."

Other data on shares provided by the issuer at its own discretion:
5 717 ordinary shares – the quantity of paid off securities due to the issuer's reorganization. Additional issues of the issuer's ordinary registered uncertified shares were consolidated on 14.11.2003. The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

Category of shares: ***preferred type A***
Par value of each share: ***RUR 5***
The number of shares in circulation (the number of shares which are not paid off or cancelled): ***81 983 404***
The number of additional shares being in the process of placement (the number of shares of additional issue to which the state registration of the report on the results of their issue is not conducted): ***none***
The number of declared shares: ***531 496***
The number of shares being on the issuer's balance: ***none***
The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***
State registration number: ***№ 2 – 01 –00137 - A***
State registration date: ***14.11.2003***

The rights granted by the shares to their owners:

In accordance with the Company's Charter:

"8.1. Each preferred type A share of the Company gives the shareholder – its owner similar measure of rights.

8.2. Owners of preferred type A shares have the right to receive annual fixed dividend except for the cases stipulated by the present Charter. The total amount paid as dividend for each preferred type A share is established at the rate of 10% of the net profit of the Company according to the results of the last fiscal year, divided by the number of shares which amounts to 25% of the authorized capital of the Company. Besides, if the amount of dividends paid by the Company under each ordinary share in a certain year exceeds the amount to be paid as dividends under each preferred type A share, the size of the dividends paid under the latter, should be increased

up to the size of dividends paid under the ordinary shares.

8.3. The owners of preferred type A shares have the right to participate in the general meeting of shareholders with the right of vote when solving the issues of reorganization and liquidation of the Company, and also to vote on introducing amendments and modifications into the Company's Charter, in case if the said modifications limit the rights of the said shareholders.

8.4. The owners of preferred type A shares have the right to participate in the general meeting of shareholders with the right of vote on all the issues of the agenda of the meeting in case if the meeting of shareholders, irrespective of the reasons, has not passed the resolution on the payment of dividends or if it has passed the resolution on incomplete payment of dividends on preferred type A shares. This right of owners of preferred type A shares arises since the meeting following the annual meeting of shareholders at which the resolution on the payment of dividends was not passed, and terminates since the date of the first payment of dividends on the said shares in full size.

8.5. Owners of preferred type A shares have the rights stipulated by item 7.2.3, item 7.2.4, item 7.2.5, item 7.2.6, item 7.2.7, item 7.2.8, item 7.2.10, item 7.2.11, item 7.2.12 of the present Charter for the owners of the Company's ordinary shares. These rights are granted to shareholders - owners of preferred type A shares, including in case when the said shares are not voting shares.

8.6. Owners of preferred type A shares have the rights stipulated by item 7.3, item 7.6, item 7.7, item 7.8, item 7.9 of the present Charter in case if preferred type A shares have the right of vote on all the issues of the competencies of the general meeting of shareholders of the Company.

8.7. Owners of preferred type A shares have the right to demand from the Company the repurchase of all shares held by the shareholder or of a part of them in cases and in the due procedure stipulated by current legislation of the Russian Federation.

8.8. Owners of preferred type A shares possessing at least 1% of votes at the general meeting of shareholders have the right to demand from the Company the provision of the list of the persons entitled to participate in the meeting. The documents data and the mail address of the shareholders included in this list are provided only with their consent

8.9. Shareholders - owners of preferred type A shares have other rights stipulated by current legislation of the Russian Federation and by the present Charter."

Other data on shares provided by the issuer at its own discretion:
9 000 preferred type A shares – the quantity of paid off securities due to the issuer's reorganization.
Additional issues of the issuer's preferred registered uncertified shares were consolidated on 14.11.2003. The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

8.3. Data on previous issues of the issuer's issuing securities, excluding the issuer's shares

8.3.1. Data on the issues, all the securities of which are paid off (cancelled)

Issue № 1:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***1 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-01-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS (Federal Financial Markets Service)***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at face value: ***RUR 1 250 000***
Date of maturity of the issue securities: ***24.01.2001 – 24.01.2003***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue № 2:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***2 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-02-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***498 pieces***
The amount of securities issue at face value: ***RUR 1 245 000***
Date of maturity of the issue securities: ***24.01.2001 – 24.01.2003***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue № 3:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***3 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-03-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***498 pieces***
The amount of securities issue at face value: ***RUR 1 250 000***
Date of maturity of the issue securities: ***24.01.2001 – 24.01.2003***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue № 4
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***4 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the securities issue: ***№ 4-04-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***236 pieces***
The amount of securities issue at face value: ***RUR 590 000***
Date of maturity of the issue securities: ***24.01.2001 – 24.01.2003***
Reason for the issue securities redemption (cancellation):
The state registration of the issue of registered uncertified bonds of 4– O series with state registration number 4 - 04 - 00137 - A of 25.10.2002 is cancelled by implementing order № 03 - 100/p of 24.01.2003 of Russia's FFMS.

Issue № 5
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***5 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the securities issue: ***№ 4-05-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at face value: ***RUR 1 250 000***
Date of maturity of the issue securities: ***13.12.2001 – 24.01.2003***
Reason for the issue securities redemption (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue № 6
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***6 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the securities issue: ***№ 4-06-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at face value: ***RUR 1 250 000***
Date of maturity of the issue securities: ***20.10.2001 – 24.01.2003***
Reason for the issue securities redemption (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue № 7
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: *7 – **O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the securities issue: ***№ 4-07-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***120 pieces***
The amount of securities issue at face value: ***RUR 300 000***
Date of maturity of the issue securities: ***27.11.2001 – 24.01.2003***
Reason for the issue securities redemption (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue № 8
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***8 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the securities issue: ***№ 4-08-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***11 pieces***
The amount of securities issue at face value: ***RUR 44 000***
Date of maturity of the issue securities: ***24.01.2001 – 24.01.2003***
Reason for the issue securities redemption (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue № 9:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***9 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-09-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***321 pieces***
The amount of securities issue at face value: ***RUR 802 500***
Date of maturity of the issue securities: ***06.11.2001 – 06.11.2003***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue № **10:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***10 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-10-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***488 pieces***
The amount of securities issue at face value: ***RUR 1 220 000***
Date of maturity of the issue securities: ***06.11.2001 – 06.11.2003***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue № **11:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***11 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-11-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***280 pieces***
The amount of securities issue at face value: ***RUR 700 000***
Date of maturity of the issue securities: ***06.11.2001 – 06.11.2003***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue № **12:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***12 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-12-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***334 pieces***
The amount of securities issue at face value: ***RUR 835 000***
Date of maturity of the issue securities: ***06.11.2001 – 06.11.2003***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue № 13
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***13 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the securities issue: ***№ 4-13-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at face value: ***RUR 1 250 000***
Date of maturity of the issue securities: ***06.11.2001 – 06.11.2003***
Reason for the issue securities redemption (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue № 14:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***14 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-14-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at face value: ***RUR 1 250 000***
Date of maturity of the issue securities: ***06.11.2001 – 06.11.2003***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue № 15
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***15 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the securities issue: ***№ 4-15-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at face value: ***RUR 1 250 000***
Date of maturity of the issue securities: ***04.09.2001 –04.09.2003***
Reason for the issue securities redemption (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue № 16
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***16 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the securities issue: ***№ 4-16-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***250 pieces***
The amount of securities issue at face value: ***RUR 625 000***
Date of maturity of the issue securities: ***04.09.2001 – 04.09.2003***
Reason for the issue securities redemption (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue № 17:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***17 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-17-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***40 pieces***
The amount of securities issue at face value: ***RUR 200 000***
Date of maturity of the issue securities: ***19.07.2001 – 19.07.2003***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue № 18:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***18 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-18-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***182 pieces***
The amount of securities issue at face value: ***RUR 1 092 000***
Date of maturity of the issue securities: ***25.10.2002 – 15.04.2004***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue № 19:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***

Series: ***19 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-19-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration***: Russia's FFMS***
The quantity of the issue securities: ***70 pieces***
The amount of securities issue at face value: ***RUR 420 000***
Date of maturity of the issue securities: ***25.10.2002 – 15.04.2004***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue **№ 20:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***20 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-20-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***405 pieces***
The amount of securities issue at face value: ***RUR 2 430 000***
Date of maturity of the issue securities: ***25.10.2002 – 15.04.2004***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue **№ 21:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***21 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-21-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***288 pieces***
Par value of each security of the issue: ***RUR 6 000***
The amount of securities issue at par value: ***RUR 1 728 000***
Date of maturity of the issue securities: ***25.10.2002 – 15.04.2004***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue **№ 22**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***22 – O***
Type: ***interest-bearing***

Form: ***registered uncertified***
State registration number of the issue: ***№ 4-22-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***417 pieces***
The amount of securities issue at par value: ***RUR 2 502 000***
Date of maturity of the issue securities: ***25.10.2002 – 15.04.2004***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue № 23
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***23 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the securities issue: ***№ 4-23-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***116 pieces***
The amount of securities issue at par value: ***RUR 696 000***
Date of maturity of the issue securities: ***25.10.2002 – 15.04.2004***
Reason for the issue securities redemption (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue № 24:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***24 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-24-00137-A***
State registration date of the issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The amount of securities issue at par value: ***RUR 3 000 000***
Date of maturity of the issue securities: ***25.10.2002 – 15.04.2004***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue № 25:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***25 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-25-00137-A***
State registration date of the issue: ***25.10.2002***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***180 pieces***
The amount of securities issue at par value: ***RUR 1 080 000***
Date of maturity of the issue securities: ***25.10.2002 – 15.04.2004***
Reason for the issue securities redemption (cancellation):
The obligations were met.

Issue № 26
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***26 – O***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the securities issue: ***№ 4-26-00137-A***
State registration date of the securities issue: ***25.10.2002***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***35 pieces***
The amount of securities issue at par value: ***RUR 315 000***
Date of maturity of the issue securities: ***25.10.2002 – 15.04.2004***
Reason for the issue securities redemption (cancellation):
Russia's FFMS implementing order № 03 - 100/p of 24.01.2003

Issue № 43:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 1***
Type: ***interest-bearing***
Form: ***certified, bearer***
State registration number of the issue: ***№ 4-43-00137-A***
State registration date of the issue: ***24.01.2003:***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The quantity of the issue securities: ***1 000 000 pieces***
The amount of securities issue at par value: ***RUR 1 000 000 000***
Date of maturity of the issue securities: ***21.02.2006***
Reason for the issue securities redemption (cancellation):
The obligations were met.

8.3.2. Data on the issues, the securities of which are in circulation

Total quantity of the issuer's securities – ***bonds*** in circulation: ***8 483 899 pieces.***

Total amount at par value of the issuer's securities – ***bonds*** in circulation: ***RUR 8 367 856 700***

Issue № 27:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***

Series: *1 – C*
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-27-00137-A***
State registration date of the issue: *25.10.2002*
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***143 890 pieces***
*The quantity of placed securities of the issue: **143 440***
*The quantity of circulating securities of the issue: **53 875***
Par value of each valuable paper of the issue: ***RUR 100***
The amount of securities issue at par value: ***RUR 14 344 000***
The rights granted by each valuable paper of the issue:
1) To receive the par value of the bond at its repayment from the issuer in the procedure and during the time specified in the issue Prospectus;
2) To receive the fixed accrued interest at the rate of 1% per annum of the bond par value at repayment from the issuer in the procedure and during the time specified in the issue Prospectus;
3) To get, at availability of a technical feasibility, an extraordinary access to a telephone network. A condition of extraordinary installation is the purchase of 15 bonds. The owner of bonds pays for the access to a telephone network under the tariff rates valid at the time of granting the said service. Granting an extraordinary access to a telephone network is the execution of the obligation certified by the bond. The procedure of determining technical feasibility of granting access to a telephone network, and also the procedure of accounting of bonds for which the obligation of the issuer to grant an extraordinary access to a telephone network is executed;
4) To receive from the issuer at the Company's liquidation of the par value of the bond in order of priority established by item 1 of article 64 of the Civil Code of the Russian Federation.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the par value and the amount of bond yield in cash or by transfer to a bank on the basis of an application of the owner within 30 days since the date of the application submission. The frequency of settlements with the owner of the bond: lumpsum. The form of payment: cash, non-cash.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the issuer's bonds placement start to the date of submission of the application for the bond repayment at the rate of 1% per annum of the bond par value.

Issue **№ 28:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: *2 – **C***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-28-00137-A***

State registration date of the issue: *25.10.2002*
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***6 233 pieces***
The quantity of placed securities of the issue: ***6 218***
The quantity of circulating securities of the issue: ***6 218***
Par value of each valuable paper of the issue: ***RUR 3 000***
The amount of securities issue at par value: ***RUR 18 654 000***
The rights granted by each valuable paper of the issue:
1) To receive the par value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;
2) To receive the fixed accrued interest at the rate of 7% per annum of the bond par value at repayment for the entire circulation period from the issuer in the procedure and during the time specified below in the issue Prospectus;
3) To get one extraordinary access to a telephone network subject to technical feasibility of telephone installation;
4) To receive from the issuer at liquidation of the Company the par value of the bond in order of priority established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:

- First of all, the claims of individuals to whom the liquidated Company is responsible for causing harm to life and health are satisfied, by capitalization of relevant time payments;

- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;

- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law, this concerns bonds owners.

Other rights stipulated by the Russian Federation legislation are not granted.

The procedure, terms and conditions of the issue securities repayment:
From the time of repayment claiming presented to the issuer by the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of an oral or written application in optional form.

The issuer makes repayment of bonds within three months, by payment of par value and of fixed accrued interest at the rate of 7% of the bond par value for the entire circulation time.
Frequency of settlements with the owner of bonds: lumpsum.
The form of payment: cash, non-cash.

Payments are made:
- By cash from cash department of the enterprise at the address to which the application has been sent;
- By bank transfer to the settlement account in bank (banking details should be specified in the application of the bond's owner).
Prescheduled repayment is not provided for.
The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its

payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the issuer's bonds placement start to the date of submission of the application for the bond repayment at the rate of 7% per annum of the bond par value.

Issue № 29:
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***3 – C***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-29-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***3 231 pieces***
The quantity of placed securities of the issue: ***3 229***
The quantity of circulating securities of the issue: ***3 229***
Par value of each valuable paper of the issue: ***RUR 2 000***
The amount of securities issue at par value: ***RUR 6 458 000***
The rights granted by each valuable paper of the issue:
1) To receive the par value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;
2) To receive the fixed accrued interest at the rate of 7% per annum of the bond par value at repayment for the entire circulation period from the issuer in the procedure and during the time specified below in the issue Prospectus;
3) To get one extraordinary access to a telephone network subject to technical feasibility of telephone installation;
4) To receive at liquidation of the Company the par value of the bond from the issuer in order of priority established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:
- First of all, the claims of individuals to whom the liquidated Company is responsible for causing harm to life and health are satisfied, by capitalization of relevant time payments;
- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;
- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law, this concerns bonds owners.
Other rights stipulated by the Russian Federation legislation are not granted.

The procedure, terms and conditions of the issue securities repayment:
From the time of repayment claiming presented to the issuer by the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of an oral or written application in optional form.

The issuer makes repayment of bonds within three months, by payment of par value and of fixed accrued interest at the rate of 7% of the bond par value for the entire circulation time.
Frequency of settlements with the owner of bonds: lumpsum.
The form of payment: cash, non-cash.
Payments are made:
- By cash from cash department of the enterprise at the address to which the application has been sent;
- By bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the issuer's bonds placement start to the date of submission of the application for repayment of the bond at the rate of 7% per annum of the bond par value.

Issue **№ 30**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***
Series: ***4 – C***
Type: ***interest-bearing***
Form: ***registered uncertified***

State registration number of the issue: ***№ 4-30-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***5 995 pieces***
The quantity of placed securities of the issue: ***5 967***
The quantity of circulating securities of the issue: ***5 967***
Par value of each valuable paper of the issue: ***RUR 2 500***
The amount of securities issue at par value: ***RUR 14 917 500***
The rights granted by each valuable paper of the issue:
1) To receive the par value of the bond at its repayment from the issuer;
2) To get one extraordinary access to a telephone network (subject to technical feasibility); The owner of bonds makes payment under telephone communication services contract at tariff rates valid at the time of granting the said service;
3) To receive at liquidation of the Company the par value of the bond from the issuer in order of priority established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:
- First of all, the claims of individuals to whom the liquidated Company is responsible for causing harm to life and health are satisfied, by capitalization of relevant time payments;
- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;
- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law, the bonds owners being such other creditors.

The procedure, terms and conditions of the issue securities repayment:
The owner of the bond for its repayment files the application not earlier than 30.06.2011 and not later than 30.11.2011.
The issuer makes repayment of bonds by payment of the par value and the fixed accrued interest at the rate of 5% of the bond par value for the entire circulation time.
Payments are made within 30 days since the date of submitting the application for repayment to the issuer by the owner of the bond, but not later than 31.12.2011.
Frequency of settlements with the owner of the bond: lumpsum.
The form of payment: cash, non-cash

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 5% per annum of the bond par value.

Issue **№ 31**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***5 – C***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-31-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***800 pieces***
The quantity of placed securities of the issue: ***800***
The quantity of circulating securities of the issue: ***800***
Par value of each valuable paper of the issue: ***RUR 700***
The amount of securities issue at face value: ***RUR 560 000***
The rights granted by each valuable paper of the issue:
1) To receive the par value of the bond at its repayment from the issuer;
2) To get an extraordinary access to a telephone network (subject to technical feasibility). The owner of bonds makes payment under telephone communication services contract at tariff rates valid at the time of granting the said service;
3) To receive at liquidation of the Company the par value of the bond from the issuer in order of priority established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:
- First of all, the claims of individuals to whom the liquidated Company is responsible for causing harm to life and health are satisfied, by capitalization of relevant time payments;
- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of

compensations under copyright agreements are made;
- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law, the bonds owners being such other creditors.

The procedure, terms and conditions of the issue securities repayment:
The owner of the bond for its repayment files the application not earlier than 30.06.2011 and not later than 30.11.2011.
The issuer makes repayment of bonds by payment of the par value and the fixed accrued interest at the rate of 5% of the bond par value for the entire circulation time.
Payments are made within 30 days from the date of submitting the application for repayment to the issuer by the owner of the bond, but not later than 31.12.2011.
Frequency of settlements with the owner of the bond: lumpsum.
The form of payment: cash, non-cash
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 5% per annum of the bond par value.

Issue **№ 32**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***6 – C***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-32-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***1 500 pieces***
The quantity of placed securities of the issue: ***1 499***
The quantity of circulating securities of the issue: ***1 499***
Par value of each valuable paper of the issue: ***RUR 1 400***
The amount of securities issue at par value: ***RUR 2 098 600***
The rights granted by each valuable paper of the issue:
1) To receive the par value of the bond at its repayment from the issuer;
2) To get one extraordinary access to a telephone network (subject to technical feasibility).
The owner of bonds makes payment under telephone communication services contract at tariff rates valid at the time of granting the said service;
3) To receive at liquidation of the Company the par value of the bond from the issuer in order of priority established by item 1 of article 64 of the Civil Code of the Russian Federation, and namely:

- First of all, the claims of individuals to whom the liquidated Company is responsible for causing harm to life and health are satisfied, by capitalization of relevant time payments;
- In the second stage, severance payment and labor remuneration settlements are made with the persons working under the labor agreement (contract) and settlements on payment of compensations under copyright agreements are made;
- In the third stage, claims of creditors under the obligations secured by pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law, the bonds owners being such other creditors.

The procedure, terms and conditions of the issue securities repayment:
The owner of the bond for its repayment files the application not earlier than 30.06.2011 and not later than 30.11.2011.
The issuer makes repayment of bonds by payment of the par value and the fixed accrued interest at the rate of 5% of the bond par value for the entire circulation time.
Payments are made within 30 days from the date of submitting the application for repayment to the issuer by the owner of the bond, but not later than 31.12.2011.
Frequency of settlements with the owner of the bond: lumpsum.
The form of payment: cash, non-cash
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of the issuer's placement of bonds to the date of submission of the application for repayment of the bond at the rate of 5% per annum of the bond par value.

Issue № **33**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***1 – Y***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-33-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body carried out state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***18 246 pieces***
The quantity of placed securities of the issue: ***18 246***
The quantity of circulating securities of the issue: ***20***
Par value of each valuable paper of the issue: ***RUR 100***
The amount of securities issue at par value: ***RUR 1 824 600***
The rights granted by each valuable paper of the issue:
The bond owner has the right:
- To receive the bond par value at its repayment from the issuer;
- To receive cash income at the rate of 0,1% of the bond par value at repayment;

- To get access to a telephone network (subject to technical feasibility) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the bond par value and the bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.

Issue **№ 34**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***2 – У***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-34-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
*The quantity of placed securities of the issue: **500***
*The quantity of circulating securities of the issue: **1***
Par value of each valuable paper of the issue: ***RUR 2 000***
The amount of securities issue at par value: ***RUR 1 000 000***
The rights granted by each valuable paper of the issue:
The bond owner has the right:
- To receive the bond par value at its repayment from the issuer;
- To receive cash income at the rate of 0,1% of the bond par value at repayment;
- To get access to a telephone network (subject to technical feasibility) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.
The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the bond par value and the bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.
Prescheduled repayment is not provided for.
The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.

Issue № 35

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – У***

Type: ***interest-bearing***

Form: ***registered uncertified***

State registration number of the issue: ***№ 4-35-00137-A***

State registration date of the issue***: 25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

*The quantity of placed securities of the issue: **500***

*The quantity of circulating securities of the issue: **4***

Par value of each valuable paper of the issue: ***RUR 2 000***

The amount of securities issue at par value: ***RUR 1 000 000***

The rights granted by each valuable paper of the issue:

The bond owner has the right:

- To receive the bond par value at its repayment from the issuer;

- To receive cash income at the rate of 0,1% of the bond par value at repayment;

- To get access to a telephone network (subject to technical feasibility) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the bond par value and the bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.

Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.

Issue № 36

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – У***

Type: ***interest-bearing***

Form: ***registered uncertified***

State registration number of the issue: ***№ 4-36-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

*The quantity of placed securities of the issue: **500***
*The quantity of circulating securities of the issue: **1***
Par value of each valuable paper of the issue: ***RUR 2 000***
The amount of securities issue at par value: ***RUR 1 000 000***
The rights granted by each valuable paper of the issue:
The bond owner has the right:
- To receive the bond par value at its repayment from the issuer;
- To receive cash income at the rate of 0,1% of the bond par value at repayment;
- To get access to a telephone network (subject to technical feasibility) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.
The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the bond par value and the bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.

Issue № 37
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***5 – У***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-37-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
*The quantity of placed securities of the issue: **500***
*The quantity of circulating securities of the issue: **1***
Par value of each valuable paper of the issue: ***RUR 2 000***
The amount of securities issue at par value: ***RUR 1 000 000***
The rights granted by each valuable paper of the issue:
The bond owner has the right:
- To receive the bond par value at its repayment from the issuer;
- To receive cash income at the rate of 0,1% of the bond par value at repayment;
- To get access to a telephone network (subject to technical feasibility) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.
The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the bond par value and the bond yield in cash or by transfer to

bank on the basis of the owner's application within three months since the date of the application submission.
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.

Issue № 38
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***6 – Y***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-38-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of state registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The quantity of placed securities of the issue: ***500***
The quantity of circulating securities of the issue: ***1***
Par value of each valuable paper of the issue: ***RUR 2 000***
The amount of securities issue at par value: ***RUR 1 000 000***
The rights granted by each valuable paper of the issue:
The bond owner has the right:
- To receive the bond par value at its repayment from the issuer;
- To receive cash income at the rate of 0,1% of the bond par value at repayment;
- To get access to a telephone network (subject to technical feasibility) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.
The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the bond par value and the bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.

Issue № 39
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***7 – Y***

Type: ***interest-bearing***

Form: ***registered uncertified***

State registration number of the issue: ***№ 4-39-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***2***

Par value of each valuable paper of the issue: ***RUR 2 000***

The amount of securities issue at par value: ***RUR 1 000 000***

The rights granted by each valuable paper of the issue:

The bond owner has the right:

- To receive the bond par value at its repayment from the issuer;

- To receive cash income at the rate of 0,1% of the bond par value at repayment;

- To get access to a telephone network (subject to technical feasibility) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the bond par value and the bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.

Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.

Issue **№ 40**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***8 – Y***

Type: ***interest-bearing***

Form: ***registered uncertified***

State registration number of the issue: ***№ 4-40-00137-A***

State registration date of the issue: ***25.10.2002***

State registration date of the report on the issue results: ***24.01.2003***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***

The quantity of the issue securities: ***500 pieces***

The quantity of placed securities of the issue: ***500***

The quantity of circulating securities of the issue: ***500***

Par value of each valuable paper of the issue: ***RUR 2 000***

The amount of securities issue at par value: ***RUR 1 000 000***

The rights granted by each valuable paper of the issue:
The bond owner has the right:
- To receive the bond par value at its repayment from the issuer;
- To receive cash income at the rate of 0,1% of the bond par value at repayment;
- To get access to a telephone network (subject to technical feasibility) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the bond par value and the bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.

Issue **№ 41**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***9 – У***
Type: ***interest-bearing***
Form: ***registered uncertified***
State registration number of the issue: ***№ 4-41-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The quantity of placed securities of the issue: ***500***
The quantity of circulating securities of the issue: ***500***
Par value of each valuable paper of the issue: ***RUR 2 000***
The amount of securities issue at par value: ***RUR 1 000 000***
The rights granted by each valuable paper of the issue:
The bond owner has the right:
- To receive the bond par value at its repayment from the issuer;
- To receive cash income at the rate of 0,1% of the bond par value at repayment;
- To get access to a telephone network (subject to technical feasibility) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the bond par value and the bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.

Issue № 42

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***
Series: ***10 – Y***
Type: ***interest-bearing***
Form: ***registered uncertified***

State registration number of the issue: ***№ 4-42-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the issue results: ***24.01.2003***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***500 pieces***
The quantity of placed securities of the issue: ***500***
The quantity of circulating securities of the issue: ***500***
Par value of each valuable paper of the issue: ***RUR 2 000***
The amount of securities issue at par value: ***RUR 1 000 000***
The rights granted by each valuable paper of the issue:
The bond owner has the right:
- To receive the bond par value at its repayment from the issuer;
- To receive cash income at the rate of 0,1% of the bond par value at repayment;
- To get access to a telephone network (subject to technical feasibility) at specific addresses within one year since the time of purchase of 20 (twenty) bonds and the conclusion of the contract for granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the bond par value and the bond yield in cash or by transfer to bank on the basis of the owner's application within three months since the date of the application submission.
Prescheduled repayment is not provided for.

The size of accrued interest (coupon yield) on the bonds, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1% per annum of the bond par value.

Issue № 44

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***
Series: ***BT – 2***
Type: ***interest-bearing***
Form: ***bearer, certified***

State registration number of the issue: ***№ 4-44-00137-A***
State registration date of the issue: ***10.11.2005***
State registration date of the report on the issue results: ***11.01.2006***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities*:* ***3 000 000 pieces***
Par value of each valuable paper of the issue: ***RUR 1 000***
The amount of securities issue at par value: ***RUR 3 000 000 000***

The rights granted by each valuable paper of the issue:

The Bond owner has the right to receive all parts of the bond par value in the procedure and at dates established in item 9 of the Decision on the securities issue and item 9.1.2 (I) of the securities Offering memorandum.

The owner of the Bond has the right to receive interest, fixed by the bond, of the appropriate part of the Bond par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (I) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(I) of the securities Offering memorandum.

The Bond owner has the right to receive appropriate part of the par value at the Issuer's reorganization, liquidation or bankruptcy in the procedure stipulated by the Russian Federation current legislation. The Bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the time of registration of the report on the results of the securities issue according to the effective Russian Federation legislation.

All the Issuer's debts with respect to the present issue Bonds will be legally equal and equally mandatory in regard to all Bonds owners.

In case of the Issuer's non-performance of the obligation on the payment of coupon yield and /or appropriate part of the Bonds par value (including default, technical default), the owners and/or nominal holders of the Bonds, if the nominal holders are appropriately authorized by the Bonds owners, have the right to address the Issuer with the claim to pay coupon yield and /or appropriate part of the Bonds par value and interest according to article 395 of the Russian Federation Civil code, and also to apply to the court (arbitration court). If the Issuer fails to meet the obligation on the payment of coupon yield and/or corresponding part of the Bonds par value, the Bonds owners also have the right to claim the payment of coupon yield and/or of the corresponding part of the Bonds par value from the person who has provided guarantee for the Bonds issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.

If the rights for the Bonds are transferred, the rights resulting from the guarantee provided are transferred to the new owner. The transfer of rights resulting from the guarantee provided, without the transfer of rights for the Bond is invalid.

The Bond owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.

The Bond owner has the right to exercise other rights stipulated by the Russian Federation legislation.

BT-2 series Bonds are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to obligatory centralized custody.

Full and abbreviated brand name of the depositary practicing centralized custody:
Non-commercial partnership ***"National depositary center", NDC***

Depositary's location: ***Structure 4, Srednyi Kislovskyi pereulok 1/13, Moscow***
The number of license of professional participant of securities market for carrying out the activities of a depositary at securities market: ***177-03431-000100***
Date of issue: ***04.12.2000.***
The validity term of the depositary's license for carrying out the activities of a depositary: ***Unlimited***
The body that issued the license: ***Russia's FFMS***

Procedure, terms and conditions of repayment of the issue securities:
The Bonds are retired in succession by installments during the following periods:

On the 1092-nd day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the par value of the issue,
On the 1274-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the par value of the issue,
On the 1456-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the par value of the issue,
On the 1638-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the par value of the issue,
On the 1820-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the par value of the issue.

The retirement of appropriate part of the Bonds par value is made by the paying agent on the instructions of and for the account of the Issuer (hereinafter - Paying agent).
It is assumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of appropriate part of the Bonds par value.

The Bonds owners, their authorized persons, including NDC depositors independently keep track of exhaustiveness and actuality of data provided by them and bear all risks related to this.
The Issuer meets its obligations on the Bonds retirement on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – the List of owners and/or nominee holders").

NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds par value, not later than 7 (seven) business days prior to the repayment date of each part of the Bonds par value, provides to NDC the list of Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominee holders of the Bonds.

In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds owners:

- full name /name, surname, patronymic of the Bonds owner;
- the quantity of the Bonds it owns;
- full name of the person authorized to receive repayment sums on the Bonds;
-location (or place of registration – for natural persons) and mailing address, including ZIP code, of the Bonds owner;
- bank account details of the person authorized to receive repayment sums under the Bonds;
- taxpayer identification number (TIN) of the Bonds owner;
- taxable status of the Bond owner;

In case if the Bonds' owner is a legal non-resident person:
- taxpayer ID – if available;

In case if the Bonds owner is a natural person:

- type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;
- number of state pension insurance certificate of the Bonds owner (if available);
- TIN of the Bonds owner (if available);
- day, month and year of birth of the Bonds owner.

The repayment of appropriate part of the Bonds par value is made in favor of the Bonds owners being such as of the end of the NDC trading day, preceding the 6-th (sixth) business day prior to the repayment date of appropriate part of the Bonds par value (hereinafter – "The date of making up the List of owners and/or nominee holders of the Bonds").

The repayment of appropriate part of the Bonds par value with respect to the owner, included into the List of owners and/or nominee holders of the Bonds, is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and/or nominee holders of the Bonds.

In case when a nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds repayment sum, then the person authorized to receive the Bonds repayment sums is the nominee holder.

In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds repayment sum, then the person authorized to receive the Bonds repayment sums is the owner.

Not later than on the 4-th (fourth) business day prior to the date of repayment of the appropriate part of the Bonds par value NDC provides the Issuer and the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified list including the following data:

a) Full name of the person authorized to receive the Bonds repayment sums;
b) The quantity of the Bonds tallied at the owner's custody accounts or at interdepositary account of the Bonds nominee holder authorized to receive the Bonds repayment sums;
c) The location and the mail address of the person authorized to receive the Bonds repayment sums;
d) Bank account details of the person authorized to receive the Bonds repayment sums, and namely:
- account number;
- the name of the bank where the account is established;
- correspondent account of the bank where the account is established;
- bank identification code and TIN of the bank where the account is established.
e) Taxpayer identification number of the person authorized to receive the Bonds repayment sums;
f) Taxable status of the owner and of the person authorized to receive the Bonds repayment sums.

The Bonds Owners, their authorized persons, including NDC depositors are obliged to timely provide necessary data to NDC and independently take care of exhaustiveness and actuality of the data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.

In case of non-providing or untimely providing to NDC of the information necessary for the Issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the person who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer meets the obligations under the Bonds on the basis of NDC data, in this case the Issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account details and other information necessary for the Issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely

transferring monetary assets by the Paying agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the Issuer has the right to demand confirmation of such data by the data on the records of rights to the Bonds.

Not later than 1 (one) business day prior the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.

Basing on the List of owners and/or nominee holders of the Bonds provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds holder authorized to receive repayment sums of each part of the Bonds par value.

On the repayment dates of the appropriate part of the Bonds par value, the Paying agent transfers the required money resources to the accounts of persons authorized to receive the repayment sums of the appropriate part of the Bonds par value and indicated in the List of owners and/or nominee holders of the Bonds.

In case one person is authorized by several owners of the Bonds to receive the repayment sums of the appropriate part of the Bonds par value, then this person is transferred the total sum without breakdown by each owner of the Bonds.

The Bonds are repaid by non-cash money resources in the Russian Federation currency.

Prescheduled repayment of the Bonds by the Issuer is not provided for.

Size of the bonds interest (coupon) yield:

The Bond owner has the right to receive interest fixed by the bond of the appropriate part of the Bond par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (I) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(I) of the securities Offering memorandum.

The size of coupon yield for each coupon is calculated by the following formula:

$Kj = Cj*Nom*(T(j) - T(j-1))/(365*100\%)$,

Where,

j - serial number of coupon period, j=1,2..9, 10;

Kj - the size of coupon yield for each Bond (RUR);

Nom – outstanding part of the par value of one Bond as of the start date of j-th coupon period (RUR);

C j - the size of the interest rate of the j-th coupon, in per cent per annum;

T(j -1) - the start date of the j-th coupon period;

T(j) - the end date of the j-th coupon period.

The size of coupon yield for each coupon is determined to a precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. (I) of the securities Offering memorandum.

The procedure of defining the size of coupon yield for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is similar to the procedure of defining the coupon yield for the first coupon.

The interest rate for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth

coupon is defined in accordance with the procedure established in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.

The issuer's General Director made the decision on defining the interest size (coupon) on BT-2 series Bonds (Order № 459 of December 06, 2005):

Number of coupon	Date of payment	Coupon rate size, %	Yield size per 1 Bond, RUR.	Total amount of yield, RUR
1-st coupon	06.06.2006	8,20 % per annum	40,89	122 670 000
2-nd coupon	05.12.2006	8,20 % per annum	40,89	122 670 000
3-d coupon	05.06.2007	8,20 % per annum	40,89	122 670 000
4-th coupon	04.12.2007	8,20 % per annum	40,89	122 670 000
5-th coupon	03.06.2008	8,20 % per annum	40,89	122 670 000
6-th coupon	02.12.2008	8,20 % per annum	40,89	122 670 000
7-th coupon	It is defined by the issuer			
8-th coupon	It is defined by the issuer			
9-th coupon	It is defined by the issuer			
10-th coupon	It is defined by the issuer			

The procedure and the terms and conditions of payment of the bonds interest (coupon) yield:

The Bonds coupon yield is paid in the Russian Federation currency by non-cash resources to the persons indicated in the list of owners and/or nominee holders of the Bonds, in favor of the Bonds owners. The Bonds owner who is not the Depositary's depositor may authorize nominee holder (hereinafter - Holder) of the Bonds to receive the coupon yield sum paid under the Bonds.

It is presumed that the Bonds Holders are authorized to receive the Bonds coupon yield. The Bonds Holders and/or other persons not authorized by its clients to receive the Bonds coupon yield, not later than 7 (seven) business days prior to the date of the Bonds coupon yield payment, provide to NDC the list of Bonds owners, this list should contain all the requisites necessary for including into the list of owners and Holders of Bonds, as specified below.

The Bonds coupon yield payment is made in favor of the Bonds owners being such as of the end of the Depositary's trading day preceding the 6 (sixth) business day prior to the date of the Bonds coupon yield payment (hereinafter – "The date of drawing up the list of owners and Holders of the Bonds for coupon yield payment"). Performance of obligations with respect to the owner being such as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and Holders of the Bonds for coupon yield payment. In case when nominee holder keeps record of the owner's rights for the Bonds and is authorized to receive the Bonds coupon yield sum, then the person authorized to receive the sums on the Bonds is the nominee holder. In case when nominee holder does not keep record of the owners' rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds coupon yield sum, then the person authorized to receive the Bonds coupon yield sums is the owner.

In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the Bonds coupon yield, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds owners:

- full name /name, surname, patronymic of the Bonds owner;

- the quantity of Bonds it owns;

- full name of the person authorized to receive the Bonds repayment sums;

- location (or place of registration – for natural persons) and mailing address, including ZIP code, of the owner of the Bonds of the series;
- bank account details of the person authorized to receive the Bonds repayment sums;
- taxpayer identification number (TIN) of the Bonds owner;
- taxable status of the Bond owner;

In case if the Bonds owner is a legal non-resident person:
- taxpayer ID – if available;

In case if the Bonds owner is a natural person:
- type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;
- number of state pension insurance certificate of the Bonds owner (if available);
-TIN of the Bonds owner (if available);
- day, month and year of birth of the Bonds owner.

Not later than on the 4-th (fourth) business day prior to the Bonds coupon yield payment date the Depositary provides the Issuer and the Paying agent with the List of owners and Holders of the Bonds drawn up as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment, the specified List containing the following data:
a) Full name of the person authorized to receive the Bonds coupon yield sum;
b) The number of Bonds tallied at the custody account of the person authorized to receive the Bonds coupon yield sum;
c) The location and the mail address of the person authorized to receive the Bonds coupon yield sum;
d) Bank account details of the person authorized to receive the Bonds coupon yield sum, and namely:
- account number;
- the name of the bank where the account is established;
- correspondent account of the bank where the account is established;
- the bank identification code where the account is established;
e) Taxpayer identification number (TIN) of the person authorized to receive the Bonds coupon yield sum;
f) Taxable status of the person authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in the Russian Federation, non-resident without permanent representation office in the Russian Federation, etc).

The Bonds owner or Holder independently keeps track of exhaustiveness and actuality of bank account details provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said details, the performance of such obligations is carried out to a person who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the Issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account details provided by the owner or Holder or available at the Depositary, do not allow for the timely transferring monetary assets to them by the Issuer's Paying agent, then such a delay in the Issuer's obligation performance may not be considered as the default, and the Bond owner has no right to claim interest or other compensation for such a delay in payment.

Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the issuer transfers the required money resources to the account of the Paying agent.

Basing on the list of the Bonds owners and Holders, provided by the Depositary, the Paying agent calculates the sums of money resources due to payment to each Bonds owner and/or Holder authorized to receive the Bonds coupon yield sum.

On the date of the Bonds coupon yield payment, the Paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds owners and/or Holders indicated in the list of the Bonds owners and Holders. In case one person is authorized by several owners of the Bonds to receive the Bonds coupon yield sum, then this person is transferred the total sum without breakdown for each owner of the Bonds. The Bonds Holders who are not the Bonds owners transfer money resources meant for the coupon yield payment to the Bonds owners as per the procedure defined between the Bonds Holder and the Bonds owner.

The issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the issuer's account and/or correspondent account of the Paying agent in favor of the Bonds owners and Holders.

Yield for the sixth, seventh, eighth, ninth and tenth coupon is paid in accordance with the dates provided in item 9.4. of the Decision of the securities issue, concurrently with repayment of 20 (twenty) percent of the par value of the issue Bonds.

Kind of provided security:
Guarantee

Issue № **45**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***BT – 3***
Type: ***interest-bearing***
Form: ***bearer, certified***
State registration number of the issue: ***№ 4-45-00137-A***
State registration date of the issue: ***10.11.2005***
State registration date of the report on the issue results: ***11.01.2006***
The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***
The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***
The quantity of the issue securities: ***2 300 000 pieces***
Par value of each valuable paper of the issue: ***RUR 1 000***
The amount of securities issue at par value: ***RUR 2 300 000 000***

The rights granted by each valuable paper of the issue:

The Bond owner has the right to receive all parts of the bond par value in the procedure and at dates established in item 9 of the Decision on the securities issue and item 9.1.2 (II) of the securities Offering memorandum.

The owner of the Bond has the right to receive interest, fixed by the bond, of the appropriate part of the Bond par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (II) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(II) of the securities Offering memorandum.

The Bond owner has the right to receive appropriate part of the par value at the issuer's reorganization, liquidation or bankruptcy in the procedure, stipulated by the Russian Federation current legislation. The Bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond owner, who bought the Bond at initial placement, has

no right to make transactions with the Bond till the time of registration of the report on the results of the securities issue according to the effective Russian Federation legislation.

All the issuer's debts with respect to the present issue Bonds will be legally equal and equally mandatory in regard to all Bonds owners.

In case of the issuer's non-performance of the obligation on the payment of coupon yield and /or appropriate part of the Bonds par value (including the case of default, technical default), the owners and/or nominal holders of the Bonds, if the nominal holders are appropriately authorized by the Bonds owners, have the right to address the issuer with the claim to pay coupon yield and /or appropriate part of the Bonds par value and interests according to article 395 of the Russian Federation Civil code, and also to apply to the court (arbitration court). If the issuer fails to meet the obligation on the payment of coupon yield and/or corresponding part of the Bonds par value, the Bonds owners also have the right to claim the payment of coupon yield and/or of the corresponding part of the Bonds par value from the person who has provided guarantee for the Bonds issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.

If the rights for the Bonds are transferred, the rights resulting from the guarantee provided are transferred to the new owner. The transfer of rights resulting from the guarantee provided without the transfer of rights for the Bond is invalid.

The Bond owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.

The Bond owner has the right to exercise other rights stipulated by the Russian Federation legislation.

BT-3 series Bonds are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to obligatory centralized custody.

Full and abbreviated brand name of the depositary practicing centralized custody:
Non-commercial partnership National depositary center, NDC
Depositary's location: ***Structure 4, Srednyi Kislovskyi pereulok 1/13, Moscow***
The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market: ***177-03431-000100***
Date of issue: ***04.12.2000.***
The validity term of the depositary's license for carrying out the activity of a depositary:
Unlimited
The body that issued the license: ***Russia's FFMS***

Procedure, terms and conditions of repayment of the issue securities:
The Bonds are retired in succession by installments during the following periods:
On the 1092-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue,
On the 1274-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue,
On the 1456-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue,
On the 1638-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue,
On the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value of the issue.

The retirement of appropriate part of the Bonds par value is made by the paying agent on the instructions of and for the account of the issuer (hereinafter - Paying agent).

It is assumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of appropriate part of the Bonds par value.

The Bonds Owners, their authorized persons, including NDC depositors independently keep track of exhaustiveness and actuality of data provided by them and bear all risks related to this.

The issuer meets its obligations on the Bonds retirement on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – the List of owners and/or nominee holders").

NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds par value, not later than 7 (seven) business days prior to the repayment date of each part of the Bonds par value, provides to NDC the list of Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominee holders of the Bonds.

In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds owners:

- *full name /name, surname, patronymic of the Bonds owner;*
- *the quantity of the Bonds it owns;*
- *full name of the person authorized to receive repayment sums on the Bonds;*
- *location (or place of registration – for natural persons) and mailing address, including ZIP code, of the Bonds owner;*
- *bank account details of the person authorized to receive repayment sums under the Bonds;*
- *taxpayer identification number (TIN) of the Bonds owner;*
- *taxable status of the Bond owner;*

In case if the Bonds owner is a legal non-resident person:

- *taxpayer ID – if available;*

In case of the Bonds' owner is a natural person:

- *type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds owner (if available);*
- *TIN of the Bonds owner (if available);*
- *day, month and year of birth of the Bonds owner.*

The repayment of appropriate part of the Bonds par value is made in favor of the Bonds owners being such as of the end of the NDC trading day, preceding the 6-th (sixth) business day prior to the repayment date of appropriate part of the Bonds par value (hereinafter – "The date of making up the List of owners and/or nominee holders of the Bonds").

The repayment of appropriate part of the Bonds par value with respect to the owner, included into the list of owners and/or nominee holders of the Bonds, is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and/or nominee holders of the Bonds.

In case when a nominee holder keeps record of the owner rights for the Bonds and is authorized to receive the Bonds repayment sum, then the person authorized to receive the Bonds repayment sums is the nominee holder.

In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds repayment sum, then the person authorized to receive the Bonds repayment sums is the owner.

Not later than on the 4-th (fourth) business day prior to the date of repayment of the appropriate part of the Bonds par value NDC provides the issuer and the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified List including the following data:

a) Full name of the person authorized to receive the Bonds repayment sums;

b) The quantity of the Bonds tallied at the owner custody accounts or at interdepositary account

of the Bonds nominee holder authorized to receive the Bonds repayment sums;
c) The location and the mail address of the person authorized to receive the Bonds repayment sums;
d) Bank account details of the person authorized to receive the Bonds repayment sums, and namely:
- account number;
- the name of the bank where the account is established;
- correspondent account of the bank where the account is established;
- bank identification code and TIN of the bank where the account is established.
e) Taxpayer identification number (TIN) of the person authorized to receive the Bonds repayment sums;
f) Taxable status of the owner and of the person authorized to receive the Bonds repayment sums.

The Bonds owners, their authorized persons, including NDC depositors are obliged to timely provide necessary data to NDC and independently keep track of exhaustiveness and actuality of the data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.

In case of non-providing or untimely providing to NDC of the information necessary for the issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the person who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the issuer meets the obligations under the Bonds on the basis of NDC data, in this case the issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account details and other information necessary for the issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the issuer has the right to demand confirmation of such data by the data on the records of rights to the Bonds.

Not later than 1 (one) business day prior the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.

Basing on the List of owners and/or nominee holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds holder authorized to receive repayment sums of each part of the Bonds par value.

On the repayment dates of the appropriate part of the Bonds par value, the Paying agent transfers the required money resources to the accounts of persons authorized to receive the repayment sums of the appropriate part of the Bonds par value and indicated in the List of owners and/or nominee holders of the Bonds.

In case one person is authorized by several owners of the Bonds to receive the repayment sums of the appropriate part of the Bonds par value, then this person is transferred the total sum without breakdown for each owner of the Bonds.

The Bonds are repaid by non-cash money resources in the Russian Federation currency.

The Bonds owners option of the form of the Bonds repayment is not provided for.

Size of the bonds interest (coupon) yield:

The Bond owner has the right to receive interest fixed by the bond of the appropriate part of the Bond par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (II) of the securities

Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(II) of the securities Offering memorandum.
The size of coupon yield for each coupon is calculated by the following formula:

$Kj = Cj*Nom*(T(j) - T(j-1))/(365*100\%)$,
Where,
j - serial number of coupon period, j=1,2..9, 10;
Kj - the size of coupon yield for each Bond (RUR);
Nom – outstanding part of the par value of one Bond as of the start date of j-th coupon period (RUR);
C j - the size of the interest rate of the j-th coupon, in per cent per annum;
T(j -1) - the start date of the j-th coupon period;
T(j) - the end date of the j-th coupon period.

The size of coupon yield for each coupon is determined to a precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. (II) of the securities Offering memorandum.
The procedure of defining the size of coupon yield for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is similar to the procedure of defining the coupon yield for the first coupon.
The interest rate for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is defined in accordance with the procedure provided in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.

The issuer's General Director made the decision on defining the interest size (coupon) on BT-3 series Bonds (Order № 460 of December 06, 2005):

Number of coupon	Date of payment	Coupon rate size, %	Yield size per 1 Bond, RUR	Total amount of yield, RUR
1-st coupon	06.06.2006	8,50	42,38	97 474 000
2-nd coupon	05.12.2006	8,50	42,38	97 474 000
3-d coupon	05.06.2007	8,50	42,38	97 474 000
4-th coupon	04.12.2007	8,50	42,38	97 474 000
5-th coupon	03.06.2008	8,50	42,38	97 474 000
6-th coupon	02.12.2008	8,50	42,38	97 474 000
7-th coupon	02.06.2009	8,50	33,91	77 993 000
8-th coupon	01.12.2009	8,50	25,43	58 489 000
9-th coupon	01.06.2010	8,50	16,95	38 985 000
10-th coupon	30.11.2010	8,50	8,48	19 504 000

Procedure and terms and conditions of payment of the bonds interest (coupon) yield:
The Bonds coupon yield is paid in the Russian Federation currency by non-cash resources to the persons indicated in the list of owners and/or nominee holders of the Bonds, in favor of the Bonds owners. The Bond owner who is not the Depositary's depositor may authorize

nominee holder (hereinafter - Holder) of the Bonds to receive the coupon yield sum paid under the Bonds.

It is presumed that the Bonds Holders are authorized to receive the Bonds coupon yield. The Bonds Holders and/or other persons not authorized by its clients to receive the Bonds coupon yield, not later than 7 (seven) business days prior to the date of the Bonds coupon yield payment, provide to NDC the list of Bonds' owners, this list should contain all the requisites necessary for including into the list of owners and Holders of Bonds, as specified below.

The Bonds coupon yield payment is made in favor of the Bonds' owners being such as of the end of the Depositary's trading day preceding the 6 (sixth) business day prior to the date of the Bonds coupon yield payment (hereinafter – "The date of drawing up the list of owners and Holders of the Bonds for coupon yield payment"). Performance of obligations with respect to the owner being such as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and Holders of the Bonds for coupon yield payment. In case when nominee holder keeps record of the owner rights for the Bonds and is authorized to receive the Bonds coupon yield sum, then the person authorized to receive the sums on the Bonds is the nominee holder. In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds coupon yield sum, then the person authorized to receive the Bonds coupon yield sums is the owner.

In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the Bonds coupon yield, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds owners:

- full name /name, surname, patronymic of the Bonds owner;

- the quantity of Bonds it owns;

- full name of the person authorized to receive the Bonds repayment sums;

- location (or place of registration – for natural persons) and mailing address, including ZIP code, of the owner of the Bonds of the series;

- bank account details of the person authorized to receive the Bonds repayment sums;

- taxpayer identification number (TIN) of the Bonds owner;

- taxable status of the Bond owner;

In case if the Bonds owner is a legal non-resident person:

- taxpayer ID – if available;

In case if the Bonds owner is a natural person:

- type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;

- number of state pension insurance certificate of the Bonds owner (if available);

-TIN of the Bonds owner (if available);

- day, month and year of birth of the Bonds owner.

Not later than on the 4-th (fourth) business day prior to the date of Bonds coupon yield payment the Depositary provides the issuer and the Paying agent with the List of owners and Holders of the Bonds drawn up as of the Date of drawing up the list of owners and Holders of the Bonds for coupon yield payment, the specified List containing the following data:

a) Full name of the person authorized to receive the Bonds coupon yield sum;

b) The number of Bonds tallied at the custody account of the person authorized to receive the Bonds coupon yield sum;

c) The location and the mail address of the person authorized to receive the Bonds coupon yield sum;

d) Bank account details of the person authorized to receive the Bonds coupon yield sum, and namely:

- account number;
- the name of the bank where the account is established;
- correspondent account of the bank where the account is established;
- the bank identification code where the account is established;
e) Taxpayer identification number (TIN) of the person authorized to receive the Bonds coupon yield sums;
f) Taxable status of the person authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in the Russian Federation, non-resident without permanent representation office in the Russian Federation, etc).

The Bonds owner or Holder independently takes care of exhaustiveness and actuality of bank account details provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said details, the performance of such obligations is carried out to a person who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account details provided by the owner or Holder or available at the Depositary, do not allow for timely transferring monetary assets to them by the issuer's Paying agent, then such a delay in the issuer's obligation performance may not be considered as the default, and the Bond owner has no right to claim interest or other compensation for such a delay in payment.

Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the issuer transfers the required money resources to the account of the Paying agent.

Basing on the list of the Bonds owners and Holders provided by the Depositary, the Paying agent calculates the sums of money resources due to payment to each Bonds owner and/or Holder authorized to receive the Bonds coupon yield sum.

On the date of the Bonds coupon yield payment, the Paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds owners and/or Holders indicated in the list of the Bonds owners and Holders. In case one person is authorized to receive the Bonds coupon yield sum by several owners of the Bonds, then this person is transferred the total sum without breakdown for each owner of the Bonds. The Bonds Holders who are not the Bonds owners transfer money resources meant for the coupon yield payment to the Bonds owners as per the procedure defined between the Bonds Holder and the Bonds owner.

The issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the issuer's account and/or correspondent account of the Paying agent in favor of the Bonds owners and Holders.

Yield for the sixth, seventh, eighth, ninth and tenth coupon is paid in accordance with the dates provided in item 9.4. of the Decision of the securities issue, concurrently with repayment of 20 (twenty) percent of the par value of the issue Bonds.

Kind of provided security:
Guarantee

Issue **№ 46**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***BT – 4***

Type: ***interest-bearing***

Form: ***bearer, certified***

State registration number of the issue: ***№ 4-46-00137-A***

State registration date of the issue: ***06.06.2006***

State registration date of the report on the securities issue results: ***19.10.2006***

The name of registration body that conducted the securities issue state registration: ***Russia's FFMS***

The name of registration body that conducted state registration of the report on the securities issue results: ***Russia's FFMS***

The quantity of the issue securities: ***3 000 000 pieces***

Par value of each valuable paper of the issue: ***RUR 1 000***

The amount of securities issue at par value: ***RUR 3 000 000 000***

The rights granted by each valuable paper of the issue:

The Bond owner has the right to receive all parts of the Bond par value in the procedure and at dates established in item 9 of the Decision on the securities issue and item 9.1.2 of the securities Offering memorandum.

The Bond owner has the right to receive interest, fixed by the bond, of the appropriate part of the Bond par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2. of the securities Offering memorandum.

The Bond owner has the right to receive the outstanding part of the par value at the issuer's reorganization, liquidation or bankruptcy in the procedure stipulated by the Russian Federation current legislation. The outstanding amount of the Bond par value means the difference between the par value of the issue Bond and the part of the Bond par value paid to the owners in accordance with the Decision on the securities issue and the securities Offering memorandum.

The Bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the time of registration of the report on the results of the securities issue according to the effective Russian Federation legislation.

All the issuer's debts with respect to the present issue Bonds will be legally equal and equally subject to mandatory repayment in regard to all Bonds owners.

In case of the issuer's non-performance of obligation on the payment of coupon yield and/or appropriate part of the Bonds par value (including default, technical default), the owners and/or nominee holders of the Bonds, if the nominee holders are duly authorized by the Bond owners, have the right to approach the issuer with the claim to pay coupon yield and /or appropriate part of the Bonds par value and interest according to article 811 of the Russian Federation Civil Code, and also to apply to the court (arbitration court). If the issuer fails to meet the obligations on the payment of coupon yield and/or appropriate part of the Bonds par value, the Bonds owners also have the right to claim the payment of coupon yield and/or of the appropriate part of the Bonds par value from the person who has provided guarantee for the Bonds issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.

If the rights to the Bonds are transferred, the rights resulting from the provided guarantee are transferred to the new owner. The transfer of rights resulting from the provided guarantee without the transfer of rights to the Bond is invalid.

The Bond owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.

The Bond owner has the right to exercise other rights stipulated by the Russian Federation legislation.

BT-4 series Bonds are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to obligatory centralized custody.

Full and abbreviated brand name of the depositary practicing centralized custody:
Non-commercial partnership "National depositary center", NDC
Depositary's location: ***Structure 4, Srednyi Kislovskyi pereulok 1/13, Moscow***
The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market: ***177-03431-000100***
Date of issue: ***04.12.2000.***
The validity term of the depositary's license for carrying out the activity of a depositary:
Unlimited
The body that issued the license: ***Russia's FFMS***

Procedure, terms and conditions of repayment of the issue securities:
The Bonds are retired in succession by installments during the following periods:
On the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value;
On the 2002-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value;
On the 2184-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value;
On the 2366-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value;
On the 2548-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the par value.

The retirement of each part of the Bonds par value is made by the paying agent on the instructions of and for the account of the issuer (hereinafter - Paying agent).

It is assumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of appropriate part of the Bonds par value.

The Bonds owners, their authorized persons including NDC depositors independently take care of exhaustiveness and actuality of provided data and bear all risks related to this.
The issuer meets its obligations on the retirement of each part of the Bonds par value on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – the List of owners and/or nominee holders").

NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds par value, not later than on 5-th (fifth) business days prior to the repayment date of each part of the Bonds par value, provides to NDC the list of the Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominee holders of the Bonds.
In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds owners:
- full name /name, surname, patronymic of the Bonds owner;
- the quantity of the Bonds it owns;
- full name of the person authorized to receive repayment sums under the Bonds;
- location (or place of registration – for natural persons) and mailing address, including ZIP code, of the Bonds owner;
- bank account details of the person authorized to receive repayment sums under the

Bonds;

- taxpayer identification number (TIN) of the Bonds owner;

- taxable status of the Bond owner;

In case if the Bonds owner is a legal non-resident person:

- taxpayer ID – if available;

In case if the Bonds owner is a natural person:

- type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;

- number of state pension insurance certificate of the Bonds owner (if available);

- TIN of the Bonds owner (if available);

- day, month and year of birth of the Bonds owner.

The repayment of appropriate part of the Bonds par value is made in favor of the Bonds owners being such as of the end of the NDC transaction day, preceding the 6-th (sixth) business day prior to the repayment date of appropriate part of the Bonds par value (hereinafter – "The date of making up the List of owners and/or nominee holders of the Bonds").

The repayment of appropriate part of the Bonds par value with respect to the owner, included into the List of owners and/or nominee holders of the Bonds, is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and/or nominee holders of the Bonds.

In case when a nominee holder keeps record of the owner rights for the Bonds and is authorized to receive the Bonds repayment sum, then the person authorized to receive the Bonds repayment sums is the nominee holder.

In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds repayment sum, then the person authorized to receive the Bonds repayment sums is the owner.

Not later than on the 3-d (third) business day prior to the date of repayment of the appropriate part of the Bonds par value NDC provides the issuer and/or the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified List including the following data:

a) Full name of the person authorized to receive the Bonds repayment sums;

b) The quantity of the Bonds tallied at the owner custody accounts or at interdepositary account of the Bonds nominee holder authorized to receive the Bonds repayment sums;

c) The location and the mail address of the person authorized to receive the Bonds repayment sums;

d) Bank account details of the person authorized to receive the Bonds repayment sums, and namely:

- account number;

- the name of the bank where the account is established;

- correspondent account of the bank where the account is established;

- the bank identification code where the account is established.

e) Taxpayer identification number of the person authorized to receive the Bonds repayment sums;

f) Taxable status of the owner and of the person authorized to receive the Bonds repayment sums.

The Bonds owners, their authorized persons, including NDC depositors are obliged to timely provide necessary data to NDC and independently take care of exhaustiveness and actuality of the data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.

In case of non-providing or untimely providing to NDC of the information necessary for the issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the person who made the claim to perform the obligations and who is the owner of

the Bonds as of the date of making the claim. Herewith the issuer meets the obligations under the Bonds on the basis of NDC data, in this case the issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account details and other information necessary for the issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the issuer has the right to demand confirmation of such data by the data on the records of rights to the Bonds.

Not later than 1 (one) business day prior the date of the repayment of the appropriate part of the Bonds par value, the issuer transfers the required money resources to the account of the Paying agent.

Basing on the List of owners and/or nominee holders of the Bonds provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds holder authorized to receive repayment sums of each part of the Bonds par value.

On the repayment dates of the appropriate part of the Bonds par value, the Paying agent transfers the required money resources to the accounts of persons authorized to receive the repayment sums of the appropriate part of the Bonds par value and indicated in the List of owners and/or nominee holders of the Bonds.

In case one person is authorized to receive the repayment sums of the appropriate part of the Bonds par value by several owners of the Bonds, then this person is transferred the total sum without breakdown for each owner of the Bonds.

The Bonds are repaid by non-cash resources in the Russian Federation currency.

Prescheduled repayment of the Bonds by the issuer is not provided for. (item 9.5 of the Decision on the securities issue).

Size of the bonds interest (coupon) yield:

The Bond owner has the right to receive interest fixed by the bond of the appropriate part of the Bond par value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2 of the securities Offering memorandum.

The size of coupon yield for each coupon is calculated by the following formula:
*Kj = Cj*Nom*(T(j) - T(j -1))/(365*100%),*
Where,
j - serial number of coupon period, j=1, 2, ...27,28;
Kj - the size of coupon yield for each Bond (RUR);
Nom – outstanding part of the par value of one Bond as of the start date of j-th coupon period (RUR);
Cj - the size of the interest rate of the j-th coupon, in per cent per annum;
T(j -1) - the start date of the j-th coupon period;
T(j) - the end date of the j-th coupon period.

The size of coupon yield for each coupon is determined to a precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. of the securities Offering memorandum.

The procedure of defining the size of coupon yield for the 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28 coupons is similar to the procedure of defining the coupon yield for the first coupon.

The interest rate for the 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28 coupons is defined in accordance with the procedure provided in item 9.3 of the Decision on the securities issue and item 9.1.2 of the securities Offering memorandum.

The issuer's General Director made the decision on defining the interest size (coupon) on BT-4 series Bonds (Order № 422 of September 12, 2006):

Number of coupon	Date of payment	Coupon rate size, %	Yield size per 1 Bond, RUR	Total amount of yield, RUR
1-st coupon	12.12.2006	7,99	19,92	59 760 000
2-nd coupon	13.03.2007	7,99	19,92	59 760 000
3-d coupon	12.06.2007	7,99	19,92	59 760 000
4-th coupon	11.09.2007	7,99	19,92	59 760 000
5-th coupon	11.12.2007	7,99	19,92	59 760 000
6-th coupon	11.03.2008	7,99	19,92	59 760 000
7-th coupon	10.06.2008	7,99	19,92	59 760 000
8-th coupon	09.09.2008	7,99	19,92	59 760 000
9-th coupon	09.12.2008	7,99	19,92	59 760 000
10-th coupon	10.03.2009	7,99	19,92	59 760 000
11-th coupon	09.06.2009	7,99	19,92	59 760 000
12-th coupon	08.09.2009	7,99	19,92	59 760 000
13-th coupon	It is defined by the issuer			
14-th coupon	It is defined by the issuer			
15-th coupon	It is defined by the issuer			
16-th coupon	It is defined by the issuer			
17-th coupon	It is defined by the issuer			
18-th coupon	It is defined by the issuer			
19-th coupon	It is defined by the issuer			
20-th coupon	It is defined by the issuer			
21-st coupon	It is defined by the issuer			
22-nd coupon	It is defined by the issuer			
23-d coupon	It is defined by the issuer			
24-th coupon	It is defined by the issuer			
25-th	It is defined by the issuer			

coupon	
26-th coupon	*It is defined by the issuer*
27-th coupon	*It is defined by the issuer*
28-th coupon	*It is defined by the issuer*

Procedure and terms and conditions of payment of the bonds interest (coupon) yield:

The Bonds coupon yield is paid in the Russian Federation currency by non-cash money resources to the persons indicated in the List of owners and/or nominee holders of the Bonds, in favor of the Bonds owners. The Bonds owner who is not the Depositary's depositor may authorize nominee holder (hereinafter - Holder) of the Bonds to receive the coupon yield sum paid under the Bonds.

It is presumed that the Bonds Holders are authorized to receive the Bonds coupon yield. The Bonds Holders and /or other persons not authorized by its clients to receive the Bonds coupon yield, not later than on the 5-th (fifth) business days prior to the date of the Bonds coupon yield payment, provide to NDC the list of Bonds owners, this list should contain all the requisites provided in the List of owners and /or nominee holders of Bonds, as specified below.

The Bonds coupon yield payment is made in favor of the Bonds owners being such as of the end of the Depositary's trading day preceding the 6 (sixth) business day prior to the date of the Bonds coupon yield payment (hereinafter – "The date of drawing up the list of owners and/or nominee holders of the Bonds for coupon yield payment").

Performance of obligations with respect to the owner being such as of the Date of drawing up the list of owners and/or nominee holders of the Bonds for coupon yield payment is recognized to be proper including the case when the Bonds are disposed of after the Date of making up the list of owners and/or nominee holders of the Bonds for coupon yield payment. In case when nominee holder keeps record of the owner rights for the Bonds and is authorized to receive the Bonds coupon yield sum, then the person authorized to receive the sums on the Bonds is the nominee holder. In case when nominee holder does not keep record of the owners rights for the Bonds or the nominee holder is not authorized by the owner to receive the Bonds coupon yield sum, then the person authorized to receive the Bonds coupon yield sums is the owner.

In case if there are non-residents and/or natural persons among the owners who have authorized nominee holder to receive the Bonds coupon yield, the nominee holder is obliged to indicate the following information with respect to such persons in the list of the Bonds owners:

- full name /name, surname, patronymic of the Bonds owner;
- the quantity of Bonds it owns;
- full name of the person authorized to receive the Bonds repayment sums;
- location (or place of registration – for natural persons) and mailing address, including ZIP code, of the owner of the Bonds;
- bank account details of the person authorized to receive the Bonds repayment sums;
- taxpayer identification number (TIN) of the Bonds owner;
- taxable status of the Bond owner;

In case if the Bonds owner is a legal non-resident person:

- taxpayer ID – if available;

In case if the Bonds owner is a natural person:

- type, number, date and place of issuing the identification document of the Bonds owner, name of the authority that issued the document;

- number of state pension insurance certificate of the Bonds owner (if available);
- TIN of the Bonds owner (if available);
- day, month and year of birth of the Bonds owner.

Not later than on the 3-d (third) business day prior to the Bonds coupon yield payment date the Depositary provides the issuer and/or the Paying agent with the List of owners and/or nominee holders of the Bonds drawn up as of the Date of drawing up the list of owners and/or nominee holders of the Bonds for coupon yield payment, the specified List containing the following data:
a) Full name of the person authorized to receive the Bonds coupon yield sum;
b) The number of Bonds tallied at the custody account of the person authorized to receive the Bonds coupon yield sum;
c) The location and the mail address of the person authorized to receive the Bonds coupon yield sum;
d) Bank account details of the person authorized to receive the Bonds coupon yield sum, and namely:
- account number;
- the name of the bank where the account is established;
- correspondent account of the bank where the account is established;
- the bank identification code where the account is established;
e) Taxpayer identification number (TIN) of the person authorized to receive the Bonds coupon yield sums;
f) Taxable status of the person authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in the Russian Federation, non-resident without permanent representation office in the Russian Federation, etc).

The Bonds owner or nominee holder independently takes care of exhaustiveness and actuality of bank account details, provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said details, the performance of such obligations is carried out to the person who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account details provided by the owner or nominee holder or available at the Depositary, do not allow for the Paying agent's timely transferring monetary assets, then such a delay in the issuer's obligation performance may not be considered as the default, and the Bond owner has no right to claim interest or other compensation for such a delay in payment.

Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the issuer transfers the required money resources to the account of the Paying agent.

Basing on the list of the Bonds owners and/or nominee holders provided by the Depositary, the Paying agent calculates the sums of money resources due to payment to each Bonds owner and/or nominee holder authorized to receive the Bonds coupon yield sum.

On the date of the Bonds coupon yield payment, the Paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds owners and/or nominee holders indicated in the list of the Bonds owners and/or nominee holders. In case one person is authorized to receive the Bonds coupon yield sum by several owners of the Bonds, then this person is transferred the total sum without breakdown for each owner of the Bonds. The Bonds Holders who are not the Bonds owners transfer money resources meant for the coupon

yield payment to the Bonds owners as per the procedure defined between the Bonds Holder and the Bonds owner.

The issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the issuer's account and/or correspondent account of the Paying in favor of the Bonds owners and Holders.

The yield for the twentieth, twenty second, twenty fourth, twenty sixth and twenty eighth coupons is paid in accordance with the dates provided in item 9.4 of the Decision of the securities issue, concurrently with repayment of 20 (twenty) percent of the par value of the issue Bonds.

Kind of provided security:
Guarantee

8.3.3. Data on the issues, under which the issuer has not performed its obligations as regards the securities (default)

Data on the issues, under which the issuer has not performed or unduly performed its obligations as regards the securities (default):
There are no securities issues under which the issuer's obligations are not performed or unduly performed.

8.4. Data on entity (entities) that provided security for the issue bonds

1. Securities: ***Inconvertible interest bearing certified bearer bonds of BT-2 series***
Registration number: ***4-44-00137-A***
Registration date: ***10.11.2005***
The body that conducted state registration: ***Russia's FFMS***
Par value of one valuable paper of the issue: ***RUR 1000***
Issue volume: ***RUR 3 000 000 000***

Entity that provided the security:
Full brand name: ***Limited Liability Company Volga–Finance***
Abbreviated brand name: ***LLC Volga–Finance***
Location: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000.***

2. Securities: ***Inconvertible interest bearing certified bearer bonds of BT-3 series***
Registration number: ***4-45-00137-A***
Registration date: ***10.11.2005***
The body that conducted state registration: ***Russia's FFMS***
Par value of one valuable paper of the issue: ***RUR 1000***
Issue volume: ***RUR 2 300 000 000***

Entity that provided the security:
Full brand name: ***Limited Liability Company Volga–Finance***
Abbreviated brand name: ***LLC Volga–Finance***
Location: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000.***

3. Securities: ***Inconvertible interest bearing certified bearer bonds of BT-4 series***
Registration number: ***4-46-00137-A***
Registration date: ***06.06.2006***
The body that conducted state registration: ***Russia's FFMS***
Par value of one valuable paper of the issue: ***RUR 1000***
Issue volume: ***RUR 3 000 000 000***

Entity that provided the security:
Full brand name: ***Limited Liability Company Volga–Finance***
Abbreviated brand name: ***LLC Volga–Finance***
Location: ***Dom Svyazi, M.Gorky square, Nizhny Novgorod city, 603000.***

8.5. Terms and conditions of the security to perform obligations on the issue bonds

1. Security for inconvertible interest bearing certified bearer bonds of BT-2 series with the issue's state registration number 4-44-00137-A:

The method of provided security: ***Guarantee.***
The amount in which the guarantor is responsible to the owners of the bonds secured by guarantee: ***RUR 3 000 000 000 and total coupon yield on 3 000 000 Bonds.***

LLC Volga–Finance (hereinafter – the "Company") takes upon itself to be responsible for the issuer's performance of its obligations to pay appropriate part of the Bonds par value, coupon yield to the Bonds owners on the following terms and conditions:

The Company responsibility on the issuer's obligations is limited to the Ceiling Amount.

The Company responsibility on the issuer's obligations is joint.

The Company undertakes to perform the issuer's obligations in the part, in which the issuer has failed to perform and /or has not performed in full the issuer's obligations in the following cases:

- The issuer has failed to pay or has paid not in full the appropriate part of the Bonds par value to the Bonds owners in the amount, procedure and at dates, defined by the Issuing Documents;

- The issuer has failed to pay or has paid not in full the Bonds coupon yield to the Bonds owners in the amount and at dates, defined by the Issuing Documents.

The Company undertakes, according to the Offer terms and conditions, to perform the issuer's obligations not fulfilled by the issuer, in the Amount of Unliquidated Obligations and within the limits of the Ceiling Amount. The Amount of Unliquidated Obligations is defined by the Company in accordance with Claims for the Obligations Performance received from the Bonds owners and executed in accordance with item 3.3. of the Offer.

Procedure of making claims to the guarantor by the bonds owners.

The Claim for the Obligations Performance is to be made to the Company in written form and signed by the Bonds owner (its authorized persons);

The Claim for the Obligations Performance is to contain: surname, name, patronymic or full name of the Bonds owner, its TIN, taxable status, place of residence (location), its bank account details, the amount of Unliquidated Obligations with respect to the Bonds owner sending the Claim for the Obligations Performance;

The Claim for the Obligations Performance is to indicate that the issuer has failed to pay or has not paid in full to the Bonds owner at the dates established by the Issuing Documents:

- the appropriate part of the par value at the Bonds retirement;

- coupon yield in the form of interest of the Bonds par value;

The Claim for the Obligations Performance is to be made to the Company not later than 90 days since the occurrence of the appropriate Date of Performance of the issuer's Obligation with respect to the Bonds owner sending the specified Claim for the Obligations Performance. Herewith, the date of the Claim submittal is the date of the receipt of the Claim by the Company;

The extract from the owner Custody account at NDC or at depositaries, being depositors with regard to NDC, as of the Date of drawing up by NDC of the list of the Bonds owners for coupon yield payment/bonds repayment, the Date being defined in accordance with the provisions of the Issuing Documents, is to be attached to the Claim for the Obligations Performance, the specified extract confirming the Bonds owner rights with regard to its Bonds;

The Claim for the Obligations Performance and documents attached to it are to be sent to the Company by a registered letter, courier mail or express mail.

The Company considers the Claim for the Obligations Performance within 14 days since the end date of 90-days period established by item 3.3.4. of the Offer.

The value of the issuer's net assets at the last reporting date before providing the guarantee - at 01.10.2005: ***RUR 15 702 216 000***

The value of net assets of the legal person that provided the guarantee at the last reporting date before providing the guarantee - at 01.10.2005: ***RUR 10 000***

The value of net assets of the legal person that provided the guarantee at the end date of the reporting quarter: ***RUR 429 000***

2. Security for inconvertible interest bearing certified bearer bonds of BT-3 series with the issue's state registration number 4-45-00137-A:

The method of provided security: ***Guarantee.***

The amount in which the guarantor is responsible to the owners of the bonds secured by guarantee: ***RUR 2 300 000 000 and total coupon yield on 2 300 000 Bonds.***

LLC Volga–Finance (hereinafter – the "Company") takes upon itself to be responsible for the issuer's performance of its obligations to pay appropriate part of the Bonds par value, coupon yield to the Bonds owners on the following terms and conditions:

The Company responsibility on the issuer's obligations is limited to the Ceiling Amount.

The Company responsibility on the issuer's obligations is joint.

The Company undertakes to perform the issuer's obligations in the part, in which the issuer has failed to perform and /or has not performed in full the issuer's obligations in the following cases:

- The issuer has failed to pay or has paid not in full the appropriate part of the Bonds par value to the Bonds owners in the amount, procedure and at dates, defined by the Issuing Documents;

- The issuer has failed to pay or has paid not in full the Bonds coupon yield to the Bonds owners in the amount and at dates, defined by the Issuing Documents.

The Company undertakes, according to the Offer terms and conditions, to perform the issuer's obligations not fulfilled by the issuer, in the Amount of Unliquidated Obligations and within the limits of the Ceiling Amount. The Amount of Unliquidated Obligations is defined by the Company in accordance with Claims for the Obligations Performance received from the Bonds owners and executed in accordance with item 3.3. of the Offer.

Procedure of making claims to the guarantor by the bonds owners.

The Claim on the Obligations Performance is to be made to the Company in written form and signed by the Bonds owner (its authorized persons);

The Claim on the Obligations Performance is to contain: surname, name, patronymic or

full name of the Bonds owner, its TIN, taxable status, place of residence (location), its bank account details, the amount of Unliquidated Obligations with respect to the Bonds owner sending the specified Claim on the Obligations Performance;

The Claim on the Obligations Performance is to indicate that the Issuer has failed to pay or has paid not in full to the Bonds owner at the dates established by the Issuing Documents:

- the appropriate part of the par value at the Bonds retirement;

- coupon yield in the form of interest of the Bonds par value;

The Claim on the Obligations Performance is to be made to the Company not later than 90 days since the occurrence of the appropriate Date of Performance of the issuer's Obligation with respect to the Bonds owner sending the Claim on the Obligations Performance. Herewith, the date of the Claim submittal is the date of the receipt of the Claim by the Company;

The extract from the owner Custody account at NDC or at depositaries, being depositors with regard to NDC, as of the Date of drawing up by NDC of the list of the Bonds owners for coupon yield payment/bonds repayment, the Date being defined in accordance with the provisions of the Issuing Documents, is to be attached to the Claim on the Obligations Performance, the specified extract confirming the Bonds owner rights with regard to its Bonds;

The Claim on the Obligations Performance and documents attached to it are to be sent to the Company by a registered letter, courier mail or express mail.

The Company considers the Claim on the Obligations Performance within 14 (fourteen) days since the end date of 90-days' (ninety) period established by item 3.3.4. of the Offer.

The value of the issuer's net assets at the last reporting date before providing the guarantee - at 01.10.2005: ***RUR 15 702 216 000***

The value of net assets of the legal person that provided the guarantee at the last reporting date before providing the guarantee – as at 01.10.2005: ***RUR 10 000***

The value of net assets of the legal person that provided the guarantee at the end date of the reporting quarter: ***RUR 429 000***

3. Security for inconvertible interest bearing certified bearer bonds of BT-4 series with the issue's state registration number 4-46-00137-A:

The method of provided security: ***Guarantee.***

The amount in which the guarantor is responsible to the owners of the bonds secured by guarantee: ***the size of security amounts to RUR 3 000 000 000 (Three billion) and also total coupon yield on 3 000 000 (Three million) Bonds.***

Limited Liability Company Volga–Finance (hereinafter – the "Company") takes upon itself to be responsible for the issuer's performance of its obligations to pay all parts of the Bonds par value, coupon yield to the Bonds owners on the following terms and conditions:

The Company responsibility on the issuer's Obligations is limited to the Ceiling Amount.

The Company responsibility on the issuer's Obligations is joint.

The Company undertakes to perform the issuer's Obligations for the issuer in the part, in which the issuer has failed to perform and/or has performed not in full the issuer's Obligations in the following cases:

- The issuer has failed to pay or has paid not in full the appropriate part of the Bonds par value to the Bonds owners in the amount, procedure and at dates, defined by the Issuing Documents;

- The issuer has failed to pay or has paid not in full the Bonds coupon yield to the Bonds owners in the amount and at dates, defined by the Issuing Documents.

The Company undertakes, according to the Offer terms and conditions, to perform the issuer's Obligations not fulfilled by the issuer, in the Amount of Unliquidated Obligations and within the limits of the Ceiling Amount. The amount of Unliquidated Obligations is defined by

the Company in accordance with Claims on the Obligations Performance received from the Bonds owners and executed in accordance with item 3.3. of the Offer. (item 12.2 of "Decision on securities issue").

Procedure of making claims to the guarantor by the bonds owners.

The Claim for the Obligations Performance is to be made to the Company in written form and signed by the Bonds owner (its authorized persons);

The Claim for the Obligations Performance is to contain: surname, name, patronymic or full name of the Bonds owner, its TIN, taxable status, place of residence (location), its bank account details, the number of bonds under which the obligation is not performed, the amount of Unliquidated Obligations with respect to the Bonds owner sending the Claim for the Obligations Performance.

The Claim for the Obligations Performance is to indicate that the issuer has failed to pay or has paid not in full to the Bonds owner at the dates established by the Issuing Documents:

- the appropriate part of the par value at the Bonds retirement; and/or

- coupon yield in the form of interest of the appropriate part of the Bonds par value.

The Claim for the Obligations Performance is to be made to the Company not later than 90 days since the occurrence of the appropriate Date of Performance of the issuer's Obligation with respect to the Bonds owner sending the Claim for the Obligations Performance. Herewith, the date of the Claim submittal is the date of the receipt of the Claim by the Company;

The extract from the owner Custody account at NDC or at depositaries, being depositors with regard to NDC, as of the Date of drawing up by NDC of the list of the Bonds owners for coupon yield payment/bonds repayment, the Date being defined in accordance with the provisions of the Issuing Documents, is to be attached to the Claim for the Obligations Performance, the specified extract confirming the Bonds owner rights with regard to its Bonds;

The Claim on the Obligations Performance and documents attached to it are to be sent to the Company by a registered letter, courier mail or express mail.

The Company considers the Claim on the Obligations Performance within 14 (Fourteen) days since the end date of 90-days' (Ninety) period established by item 3.3.4. of the Offer.

The value of the issuer's net assets at the last reporting date before providing the guarantee - at 01.04.2006: ***RUR 17 396 489 000***

The value of net assets of the legal person that provided the guarantee at the last reporting date before providing the guarantee - at 01.04.2006: ***RUR 10 000***

The value of net assets of the legal person that provided the guarantee at the end date of the reporting quarter: ***RUR 429 000***

8.5.1. Terms and conditions of the security to perform obligations on mortgage-backed bonds

The issuer does not have mortgage-backed bonds which are in circulation (not paid off), or the obligations under which are not performed (default).

8.6. Data on organizations that keep record of rights to the issuer's issuing securities

Entity keeping the register of the owners of the issuer's registered securities: ***registrar***

Full brand name: ***Open Joint Stock Company Obiedinennaya registratsionnaya kompaniya***
Abbreviated brand name: ***OJSC ORK***
Location: ***Pyatnitskaya street 70, Moscow, 113095***

Tel./Fax*: (495) 504-28-86, 933-42-21*
E-mail: ork@ork-reestr.ru
Data on the registrar license to carry out the activities of record keeping of the securities owners:
License number: ***10-000-1-00314***
Date of issue: ***30.03.2004***
Validity term: ***unlimited***
The authority that issued the license: ***Russia's FFMS***

Other data on maintaining the register of the issuer's registered securities owners:
18.02.2002 – the date since when the register of the issuer's registered securities was maintained by registrar CJSC Registrator-Svyaz.
13.12.2005 – the entry was made into the Uniform State Register of Legal Entities, concerning the termination of activities of CJSC Registrator-Svyaz by means of reorganization in the form of affiliation to OJSC ORK.

The issuer has in circulation the bonds of BT-2, BT-3 and BT-4 series issued in paper form, and with the certificate executed for the entire amount of each issue, the specified certificate being subject to centralized custody.

The entity carrying out centralized custody of the bonds: ***depositary***

Full brand name: ***Non-Commercial Partnership National Depositary Center***
Abbreviated name: ***NDC***
Location: ***Building 4, Srednyi Kislovskyi pereulok 1/13, Moscow***
Data on the license of professional participant of securities market to carry out the activities of depositary at securities market:
License number: ***177-03431-000100***
Date of issue: ***4.12.2000***
Validity term: ***unlimited***
The authority that issued the license: ***Russia's FFMS***
Other data:
05.12.2005 – the date since when the depositary started centralized custody of the issuer's bonds of BT-2 and BT-3 series.
11.09.2006 – the date since when the depositary started centralized custody of the issuer's bonds of BT-4 series.

8.7. Data on legislative acts regulating the issues of import and export of capital and which may affect the payment of dividends, interest and other payments to non-residents

The basic legislative act regulating the issues of import and export of capital is Federal Law N 173-ФЗ of 10.12.2003 (wording of 05.07.2007) "On currency regulation and currency control".

A number of Federal laws ratify the agreement of avoidance of double taxation between the Russian Federation and foreign countries. At present the policy of avoidance of double taxation is effective with more than 50 countries.

When applying the provisions of international agreements of the Russian Federation, a foreign entity should provide to a tax agent paying the income the confirmation of the fact that this foreign entity has a permanent location in the country with which the Russian Federation has an international contract (agreement) regulating the issues of taxation, this confirmation should be verified by competent authority of the appropriate foreign country. In case if this

confirmation is executed in a foreign language, the tax agent is also provided with the translation in Russian.

Upon providing by a foreign entity, having the right for receiving income, of the above said confirmation to the tax agent who pays the income, prior to the date of the income payment in regard to which the Russian Federation international agreement stipulates preferential tax treatment in the Russian Federation, then this income is exempted from deduction of the tax at the source of payment or the tax is deducted at the source of payment at reduced rates.

The issues of import and export of capital, which may affect the payment of dividends, interests and other payments to non-residents, are governed by the following regulations: (in latest effective wordings):

Federal Law N 173-ФЗ of 10.12.2003 (wording of 30.10.2007) "On currency regulation and currency control";

The Russian Federation Tax Code, part 1, № 146-ФЗ of 31.07.98 (wording of 17.05.2007);

The Russian Federation Tax Code, part 2, № 117-ФЗ of 05.08.00 (wording of 19.07.2007);

Federal law № 39-ФЗ of 22.04.1996 (wording of 06.12.2007) "On securities market";

Federal law № 160-ФЗ of 09.07.1999 (wording of 26.06.2007) "On foreign investments in the Russian Federation";

Federal law № 39-ФЗ of 25.02.1999 (wording of 24.07.2007) "On investment activities in the Russian Federation carried out in the form of capital investments";

Federal law № 86-ФЗ of 10.07.2002 (wording of 26.04.2007) "On Central Bank of the Russian Federation (Bank of Russia)";

Federal law № 115-ФЗ of 07.08.2001 (wording of 24.07.2007) "On prevention of legalization (laundering) of criminal income and on prevention of financing of terrorism";

International treaties of the Russian Federation on avoidance of double taxation.

8.8. Description of the procedure of taxation of yield on placed and being placed issuing securities of the issuer

Description of the procedure of taxation of yield on placed and being placed issuing securities of the issuer:

I. TAXATION OF NATURAL PERSONS.

Residents

In accordance with item 2 of article 214 of RF Tax Code OJSC VolgaTelecom, being the source of natural persons-residents' income received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer with respect to each payment of the specified income at the rate stipulated by item 4 of article 224 of this Code in the procedure stipulated by article 275 of this Code.

In regard to income of share participation in the activities of entity, this income being received in the form of dividends, item 4 of article 224 of RF Tax Code sets the tax rate for income of natural persons-residents in the amount of 9%. However, article 275 of RF Tax Code being referenced to by article 214 of the Code sets a special procedure of defining the tax base for the income paid in the form of dividends:

The amount of tax due to deduction from the income of taxpayer (resident) – beneficiary of dividends, *is calculated by the tax agent proceeding from the total amount of tax calculated in the procedure established by this item and the share of each taxpayer in the total amount of dividends.*

Total amount of tax is defined as the product of the tax rate established by sub-item 1 of

item 3 of article 284 of this Code and the difference between the amount of dividends due to distribution between the shareholders (participants) in the current tax period, reduced by the amount of dividends due to payment by tax agent in accordance with item 3 of this article in the current tax period, and the amount of dividends received by the tax agent itself in current reporting (tax) period and previous reporting (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

Individual income tax *in accordance with items 4, 6 of article 226 of RF Tax Code is withheld and transferred to budget on the day of actual payment of income.*

Non-residents

In accordance with item 2 of article 214 of RF Tax Code OJSC VolgaTelecom, being the source of natural persons – non-residents' income received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer with respect to each payment of the specified income at the rate stipulated by item 3 of article 224 of this Code – 30%.

Individual income tax in accordance with item 4, 6 of article 226 of RF Tax Code is withheld and transferred to budget on the day of actual payment of income.

II. TAXATION OF LEGAL PERSONS:

Residents

In accordance with item 2 of article 275 of RF Tax Code OJSC VolgaTelecom, paying income in the form of dividends to legal persons-residents, is a tax agent and defines the amount of tax taking into account the peculiarities stipulated by this item of RF Tax Code:

The amount of tax due to deduction from the income of taxpayer (resident) - beneficiary of dividends *is calculated by tax agent proceeding from the total amount of tax computed in the procedure established by this item and from the share of each taxpayer in the total amount of dividends.*

The total amount of tax is defined as the product of tax rate, established by sub-item 1 of item 3 of article 284 of this Code (the rate of 9%), and the difference between the amount of dividends due to distribution between shareholders (participants) in current tax period reduced by the amounts of dividends due to payment by tax agent in accordance with item 3 of this article in current reporting (tax) period and the amount of dividends received by the tax agent itself in current reporting (tax) period and previous reporting (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

For individual beneficiaries of income in the form of dividends – Unit investments funds – the tax was not withheld, as Unit investments funds being separate property complexes without establishing legal person, are not considered to be organizations for applying RF Tax Code, and hence they are not recognized to be taxpayers of the income tax.

The tax on income in the form of dividends *in accordance with item 4 of article 287 of RF Tax Code is withheld and transferred to budget within 10 days following the day of income payment.*

Non-residents:

In accordance with item 3 of article 275 of RF Tax Code OJSC VolgaTelecom, paying income in the form of dividends to legal persons – non-residents, is a tax agent and defines the amount of tax proceeding from the paid amount taking into account the rate stipulated by sub-item 2 of item 3 of article 284 of RF Tax Code – 15%.

Reduced rates (5%, 10% and 12%) were applied to separate beneficiaries of dividends in accordance with item 1 of article 312 of RF Tax Code on the basis documents which had been

provided by non-residents and which confirmed their permanent stay in the country- party to international treaty (agreement) on preferential tax treatment with the Russian Federation.

The tax on income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is withheld and transferred to budget within 10 days following the day of income payment.

The procedure of taxation of income from disposal of being placed and placed securities, and also of interest on the issuer's bonds in accordance with RF current legislation:

When paying income in the form of interest received from the securities issuer the taxation is made in accordance with RF current legislation on taxes and receipts:

The procedure of taxation of natural persons:

Residents

In accordance with sub-item 1 of item 1 of article 208 of RF Tax Code, items 2 and 4 of article 226 of RF Tax Code, item 1 of article 224 of RF Tax Code the income received by natural persons is subject to taxation at the source of its payment at the rate of 13%.

Non-residents

In accordance with sub-item 1 of item 1 of article 208 of RF Tax Code, of items 2 and 4 of article 226 of RF Tax Code, of item 3 of article 224 of RF Tax Code the income received by natural persons is subject to taxation at the source of its payment at the rate of 30%.

The procedure of taxation of legal persons:

Residents

In accordance with item 1 of article 247 of RF Tax Code, item 6 of article 250 of RF Tax Code and item 1 of article 284 of RF Tax Code the received income is subject to taxation with Russian entities received it at the rate of income tax of 24%.

Non-residents

Operating via permanent representation office

In accordance with item 2 of article 247 of RF Tax Code, items 1 and 6 of article 307 of RF Tax Code and item 1 of article 284 of RF Tax Code the received income is subject to taxation with foreign entities received it and operating in the RF via permanent representation office at the rate of income tax of 24%.

Not operating via permanent representation office

In accordance with item 3 of article 247 of RF Tax Code, item 4 of article 286 of RF Tax Code, sub-item 1 of item 2 of article 284 of RF Tax Code, paragraph 3 of sub-item 3 of item 1 of article 309 of RF Tax Code and item 1 of article 310 of RF Tax Code the received income is subject to taxation at the source of its payment at the rate of 20%.

However, in virtue of sub-item 4 of item 2 of article 310 of RF Tax Code profit tax on income paid to foreign entities is calculated and withheld by tax agent for all kinds of income specified in item 1 of article 309 of RF Tax Code in all the cases of payments of such income, excluding the cases of income payments, which are in accordance with international agreements (treaties) are not taxed in RF, subject to presentation by foreign entity of a duly executed confirmation stipulated by item 1 of article 312 of RF Tax Code to a tax agent.

8.9. Data on declared (accrued) and paid dividends on the issuer's shares, and also on the yield on the issuer's bonds

For year 2002
Category of shares: ***ordinary***
The size of declared (accrued) dividends on the issuer's ordinary shares as per one share: ***RUR 0,7066***
The amount of declared (accrued) dividends in total on all ordinary shares: ***RUR 173 802 112***
The name of the issuer's management body that passed the resolution on (declared) the payment of dividends on the issuer's shares: ***shareholders' general meeting***
The date of holding the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed*: 27.06.2003*
The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *№ 3 of 27.06.2003*
The time period established for the payment of declared dividends on the issuer's shares:
From 27.07.2003 to 31.12.2003
The form and other conditions of the payment of declared dividends on the issuer's shares:
In cash or by other property in case of a shareholder's consent to receive dividends in such a form
The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: *2002*
Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was passed: ***RUR 173 688 844***
Reasons for non-payment of declared dividends:
- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;
- incorrect/incomplete/outdated information on the bank account details of shareholders;
- incorrect/incomplete/outdated information on the mailing addresses of shareholders.
Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2002
Category and type of shares: ***preferred type A shares***
The size of declared (accrued) dividends on the issuer's preferred type A shares as per one share:
RUR 1.7954
The amount of declared (accrued) dividends in total on all preferred type A shares: ***RUR 147 193 004***
The name of the issuer's management body that passed the resolution on (declared) the payment of dividends on the issuer's shares: ***shareholders' general meeting***
The date of holding the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *27.06.2003*
The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: *№ 3 of 27.06.2003*
The time period established for the payment of declared dividends on the issuer's shares:
From 27.07.2003 to 31.12.2003
The form and other conditions of the payment of declared dividends on the issuer's shares:
In cash or by other property in case of a shareholder's consent to receive dividends in such a form
The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: *2002*
Total amount of dividends paid on all preferred type A shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed: ***RUR 146 839 324***
Reasons for non-payment of declared dividends:
- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;

- incorrect/incomplete/outdated information on the bank account details of shareholders;
- incorrect/incomplete/outdated information on the mailing addresses of shareholders.
Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2003
Category of shares: ***ordinary***
The size of declared (accrued) dividends on the issuer's ordinary shares as per one share: ***RUR 0,9186***
The amount of declared (accrued) dividends in total on all ordinary shares: ***RUR 225 947 662***
The name of the issuer's management body that passed the resolution on (declared) the payment of dividends on the issuer's shares: ***shareholders' general meeting***
The date of holding the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***22.06.2004***
The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 4 of 23.06.2004***
The time period established for the payment of declared dividends on the issuer's shares:
From 15.07.2004 to 15.12.2004
The form and other conditions of the payment of declared dividends on the issuer's shares:
In cash
The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2003***
Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: ***RUR 225 605 781***
Reasons for non-payment of declared dividends:
- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;
- incorrect/incomplete/outdated information on the bank account details of shareholders;
- incorrect/incomplete/outdated information on the mailing addresses of shareholders.
Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2003
Category and type of shares: ***preferred type A shares***
The size of declared (accrued) dividends on the issuer's preferred type A shares as per one share: ***RUR 2,4510***
The amount of declared (accrued) dividends in total on all preferred type A shares: ***RUR 200 941 317***
The name of the issuer's management body that passed the resolution on (declared) the payment of dividends on the issuer's shares: ***shareholders' general meeting***
The date of holding the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***22.06.2004***
The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 4 of 23.06.2004***
The time period established for the payment of declared dividends on the issuer's shares:
From 15.07.2004 to 15.12.2004
The form and other conditions of the payment of declared dividends on the issuer's shares:
In cash
The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2003***
Total amount of dividends paid on all preferred type A shares of the issuer for each reporting period for which the resolution on payment (declaration) of dividends was passed: ***RUR 199 533 505***
Reasons for non-payment of declared dividends:
- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;

- ***incorrect/incomplete/outdated information on the bank account details of shareholders;***
- ***incorrect/incomplete/outdated information on the mailing addresses of shareholders.***

Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2004

Category of shares: ***ordinary***

The size of declared (accrued) dividends on the issuer's ordinary shares as per one share: ***RUR 1,3779***

The amount of declared (accrued) dividends in total on all ordinary shares: ***RUR 338 921 508***

The name of the issuer's management body that passed the resolution on the (declared) payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***28.06.2005***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 5 of 30.06.2005***

The time period established for the payment of declared dividends on the issuer's shares: ***From 15.07.2005 to 15.12.2005***

The form and other conditions of the payment of declared dividends on the issuer's shares: ***In cash***

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2004***

Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: ***RUR 337 985 066***

Reasons for non-payment of declared dividends:

- ***non-appearance of the shareholders in the issuer's office for receiving dividends by cash;***
- ***incorrect/incomplete/outdated information on the bank account details of shareholders;***
- ***incorrect/incomplete/outdated information on the mailing addresses of shareholders.***

Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2004

Category and type of shares: ***preferred type A shares***

The size of declared (accrued) dividends on the issuer's preferred shares as per one share: ***RUR 2,5082***

The amount of declared (accrued) dividends in total on all preferred shares: ***RUR 205 630 776***

The name of the issuer's management body that passed the resolution on (declared) the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***28.06.2005***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 5 of 30.06.2005***

The time period established for the payment of declared dividends on the issuer's shares: ***From 15.07.2005 to 15.12.2005***

The form and other conditions of the payment of declared dividends on the issuer's shares: ***In cash***

The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2004***

Total amount of dividends paid on all preferred shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was passed: ***RUR 202 800 030***

Reasons for non-payment of declared dividends:

- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;
- incorrect/incomplete/outdated information on the bank account details of shareholders;
- incorrect/incomplete/outdated information on the mailing addresses of shareholders.
Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2005
Category of shares: ***ordinary***
The size of declared (accrued) dividends on the issuer's ordinary shares as per one share: ***RUR 1,4744***
The amount of declared (accrued) dividends in total on all ordinary shares: ***RUR 362 657 563***
The name of the issuer's management body that passed the resolution on (declared) the payment of dividends on the issuer's shares: ***shareholders' general meeting***
The date of holding the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***26.06.2006.***
The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 6 of 27.06.2006***
The time period established for the payment of declared dividends on the issuer's shares:
From 15.07.2006 to 15.12.2006
The form and other conditions of the payment of declared dividends on the issuer's shares:
In cash
The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2005***
Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: ***RUR 361 588 935***
Reasons for non-payment of declared dividends:
- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;
- incorrect/incomplete/outdated information on the bank account details of shareholders;
- incorrect/incomplete/outdated information on the mailing addresses of shareholders.
Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2005
Category and type of shares: ***preferred type A shares***
The size of declared (accrued) dividends on the issuer's preferred shares as per one share: ***RUR 2,7583***
The amount of declared (accrued) dividends in total on all preferred shares: ***RUR 226 134 844***
The name of the issuer's management body that passed the resolution on (declared) the payment of dividends on the issuer's shares: ***shareholders' general meeting***
The date of holding the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***26.06.2006***
The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 6 of 27.06.2006***
The time period established for the payment of declared dividends on the issuer's shares:
From 15.07.2006 to 15.12.2006
The form and other conditions of the payment of declared dividends on the issuer's shares:
In cash
The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2005***
Total amount of dividends paid on all preferred shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was passed: ***RUR 222 655 216***

Reasons for non-payment of declared dividends:
- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;
- incorrect/incomplete/outdated information on the bank account details of shareholders;
- incorrect/incomplete/outdated information on the mailing addresses of shareholders.
Other data on declared and/or paid dividends on preferred shares: ***none***

For year 2006
Category of shares: ***ordinary***
The size of declared (accrued) dividends on the issuer's ordinary shares as per one share:
RUR 1,5776
The amount of declared (accrued) dividends in total on all ordinary shares: ***RUR 388 041 625***
The name of the issuer's management body that passed the resolution on (declared) the payment of dividends on the issuer's shares: ***shareholders' general meeting***
The date of holding the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***22.06.2007.***
The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 7 of 25.06.2007***
The time period established for the payment of declared dividends on the issuer's shares:
From c 15.07.2007 to 01.11.2007
The form and other conditions of the payment of declared dividends on the issuer's shares:
In cash
The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2006***
Total amount of dividends paid on all ordinary shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: ***RUR 385 674 346***
Reasons for non-payment of declared dividends:
- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;
- incorrect/incomplete/outdated information on the bank account details of shareholders;
- incorrect/incomplete/outdated information on the mailing addresses of shareholders.
Other data on declared and/or paid dividends on ordinary shares: ***none***

For year 2006
Category and type of shares: ***preferred type A shares***
The size of declared (accrued) dividends on the issuer's preferred shares as per one share:
RUR 2,9928
The amount of declared (accrued) dividends in total on all preferred shares: ***RUR 245 359 931***
The name of the issuer's management body that passed the resolution on (declared) the payment of dividends on the issuer's shares: ***shareholders' general meeting***
The date of holding the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***22.06.2007.***
The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 7 of 25.06.2007***
The time period established for the payment of declared dividends on the issuer's shares:
From c 15.07.2007 to 01.11.2007
The form and other conditions of the payment of declared dividends on the issuer's shares:
In cash
The reporting period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2006***
Total amount of dividends paid on all preferred shares of the issuer for the reporting period for which the resolution on payment (declaration) of dividends was adopted: RUR ***238 368 255***

Reasons for non-payment of declared dividends:
- non-appearance of the shareholders in the issuer's office for receiving dividends by cash;
- incorrect/incomplete/outdated information on the bank account details of shareholders;
- incorrect/incomplete/outdated information on the mailing addresses of shareholders.
Other data on declared and/or paid dividends on preferred shares: ***none***

For the issuers which have issued the **bonds.**

With respect to each bonds issue under which the yield was paid for the last 5 accomplished fiscal years preceding the end date of the last reporting quarter, the following data are provided:

Kind of securities: ***bonds***
Series: ***BT - 1***
Form: ***certified, bearer***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-43-00137-A***
State registration date: ***24.01.2003***
State registration date of the report on the bonds issue results: ***14.03.2003***
The quantity of the bonds of the issue***: 1 000 000 bonds***
Par value of each bond of the issue: ***RUR 1 000***
The amount of the bonds issue at par value: ***RUR 1 000 000 000***
Type of yield paid on the bonds of the issue: ***interest (coupon)***
The size of the yield due to payment in cash on the issue bonds as per one bond: ***RUR 396,81***
The total size of the yield due to payment in cash on all the issue bonds: ***RUR 396 810 000***
The time period established for the payment of yield on the issue bonds:

Date of payment	*Size of coupon rate, %*	*Size of yield as per 1 bond, RUR*
23.05.2003	*4.75*	*11.84*
22.08.2003	*4.75*	*11.84*
21.11.2003	*16.5*	*41.14*
24.02.2004	*16.5*	*41.59*
24.05.2004	*15*	*37.81*
23.08.2004	*15*	*37.40*
22.11.2004	*15*	*37.40*
21.02.2005	*15*	*37.81*
23.05.2005	*15*	*37.40*
22.08.2005	*15*	*37.40*
21.11.2005	*13*	*32.41*
21.02.2006	*13*	*32.77*

Form and other terms of the payment of yield on the issue bonds:
In the Russian Federation currency, non-cash
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 2, 3, 4 of 2003, quarters 1,2,3,4 of 2004, quarters 1,2,3,4 of 2005, quarter 1 of 2006.***

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 2 of 2003 (23.05.2003) – RUR 11 840 000
Quarter 3 of 2003 (22.08.2003) – RUR 11 840 000
Quarter 4 of 2003 (21.11.2003) – RUR 41 140 000

Quarter 1 of 2004 (24.02.2004) – RUR 41 590 000
Quarter 2 of 2004 (24.05.2004) – RUR 37 810 000
Quarter 3 of 2004 (23.08.2004) – RUR 37 400 000
Quarter 4 of 2004 (22.11.2004) – RUR 37 400 000
Quarter 1 of 2005 (21.02.2005) – RUR 37 810 000
Quarter 2 of 2005 (23.05.2005) – RUR 37 400 000
Quarter 3 of 2005 (22.08.2005) – RUR 37 400 000
Quarter 4 of 2005 (21.11.2005) – RUR 32 410 000
Quarter 1 of 2006 (21.02.2006) – RUR 32 770 000
The reasons of the yield non-payment: ***the yield was paid in full***
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***BT - 2***
Form: ***certified, bearer***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-44-00137-A***
State registration date: ***10.11.2005***
State registration date of the report on the bonds issue results: ***11.01.2006***
The quantity of the bonds of the issue: ***3 000 000 bonds***
Par value of each bond of the issue: ***RUR 1 000***
The amount of the bonds issue at par value: ***RUR 3 000 000 000***
Type of yield paid on the bonds of the issue: ***interest (coupon)***
The size of the yield due to payment in cash on the issue bonds as per one bond: ***RUR 163,56***
The total size of the yield due to payment in cash on all the issue bonds: ***RUR 490 680 000***
The time period established for the payment of yield on the issue bonds:

Number of coupon	Date of payment	Size of coupon rate, %	Size of yield as per 1 bond, RUR
1-st coupon	***06.06.2006***	***8,20% per annum***	***40,89***
2-nd coupon	***05.12.2006***	***8,20% per annum***	***40,89***
3-d coupon	***05.06.2007***	***8,20% per annum***	***40,89***
4-th coupon	***04.12.2007***	***8,20% per annum***	***40,89***
5-th coupon	***03.06.2008***	***8,20% per annum***	***40,89***
6-th coupon	***02.12.2008***	***8,20% per annum***	***40,89***
7-th coupon	***It is defined by the issuer***		
8-th coupon	***It is defined by the issuer***		
9-th coupon	***It is defined by the issuer***		
10-th coupon	***It is defined by the issuer***		

Form and other terms of the payment of yield on the issue bonds:

In the Russian Federation currency, non-cash

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 2 of 2006, quarter 4 of 2006, quarter 2 of 2007, quarter 4 of 2007.***

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 2 of 2006 (06.06.2006.) – RUR 122 670 000.
Quarter 4 of 2006 (05.12.2006.) – RUR 122 670 000
Quarter 2 of 2007 (05.06.2007.) – RUR 122 670 000
Quarter 4 of 2007 (04.12.2007) – RUR 122 670 000

The reasons of the yield non-payment: ***the yield was paid in full***
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***BT - 3***
Form: ***certified, bearer***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue***: № 4-45-00137-A***
State registration date: ***10.11.2005***
State registration date of the report on the bonds issue results: ***11.01.2006***
The quantity of the bonds of the issue: ***2 300 000 bonds***
Par value of each bond of the issue: ***RUR 1 000***
The amount of the bonds issue at par value: ***RUR 2 300 000 000***
Type of yield paid on the bonds of the issue: ***interest (coupon)***
The size of the yield due to payment in cash on the issue bonds as per one bond: ***RUR 169,52***
The total size of the yield due to payment in cash on all the issue bonds: ***RUR 389 896 000***
The time period established for the payment of yield on the issue bonds:

Number of coupon	Date of payment	Size of coupon rate, %	Size of yield as per 1 bond, RUR
1-st coupon	***06.06.2006***	***8,50***	***42,38***
2-nd coupon	***05.12.2006***	***8,50***	***42,38***
3-d coupon	***05.06.2007***	***8,50***	***42,38***
4-th coupon	***04.12.2007***	***8,50***	***42,38***
5-th coupon	***03.06.2008***	***8,50***	***42,38***
6-th coupon	***02.12.2008***	***8,50***	***42,38***
7-th coupon	***02.06.2009***	***8,50***	***33,91***
8-th coupon	***01.12.2009***	***8,50***	***25,43***

9-th coupon	*01.06.2010*	*8,50*	*16,95*
10-th coupon	*30.11.2010*	*8,50*	*8,48*

Form and other terms of the payment of yield on the issue bonds:
In the Russian Federation currency, non-cash
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 2 of 2006, quarter 4 of 2006, quarter 2 of 2007, quarter 4 of 2007.***

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 2 of 2006 (06.06.2006.) – RUR 97 474 000
Quarter 4 of 2006 (05.12.2006.) – RUR 97 474 000
Quarter 2 of 2007 (05.06.2007.) – RUR 97 474 000
Quarter 4 of 2007 (04.12.2007) – RUR 97 474 000
The reasons of the yield non-payment: ***the yield was paid in full***
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***BT - 4***
Form: ***certified, bearer***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-46-00137-A***
State registration date: ***06.06.2006***
State registration date of the report on the bonds issue results: ***19.10.2006***
The quantity of the bonds of the issue: ***3 000 000 bonds***
Par value of each bond of the issue: ***RUR 1 000***
The amount of the bonds issue at par value: ***RUR 3 000 000 000***
Type of yield paid on the bonds of the issue: ***interest (coupon)***
The size of the yield due to payment in cash on the issue bonds as per one bond: ***RUR 99,60***
The total size of the yield due to payment in cash on all the issue bonds: ***RUR 298 800 000***
The time period established for the payment of yield on the issue bonds:

Number of coupon	*Date of payment*	*Size of coupon rate, %*	*Size of yield as per 1 bond, RUR*
1-st coupon	*12.12.2006*	*7,99*	*19,92*
2-nd coupon	*13.03.2007*	*7,99*	*19,92*
3-d coupon	*12.06.2007*	*7,99*	*19,92*
4-th coupon	*11.09.2007*	*7,99*	*19,92*
5-th coupon	*11.12.2007*	*7,99*	*19,92*
6-th coupon	*11.03.2008*	*7,99*	*19,92*
7-th coupon	*10.06.2008*	*7,99*	*19,92*
8-th coupon	*09.09.2008*	*7,99*	*19,92*
9-th coupon	*09.12.2008*	*7,99*	*19,92*
10-th coupon	*10.03.2009*	*7,99*	*19,92*
11-th coupon	*09.06.2009*	*7,99*	*19,92*
12-th	*08.09.2009*	*7,99*	*19,92*

coupon			
13-th coupon	*It is defined by the issuer*		
14-th coupon	*It is defined by the issuer*		
15-th coupon	*It is defined by the issuer*		
16-th coupon	*It is defined by the issuer*		
17-th coupon	*It is defined by the issuer*		
18-th coupon	*It is defined by the issuer*		
19-th coupon	*It is defined by the issuer*		
20-th coupon	*It is defined by the issuer*		
21-st coupon	*It is defined by the issuer*		
22-nd coupon	*It is defined by the issuer*		
23-d coupon	*It is defined by the issuer*		
24-th coupon	*It is defined by the issuer*		
25-th coupon	*It is defined by the issuer*		
26-th coupon	*It is defined by the issuer*		
27-th coupon	*It is defined by the issuer*		
28-th coupon	*It is defined by the issuer*		

Form and other terms of the payment of yield on the issue bonds:

In the Russian Federation currency, non-cash

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 4 of 2006, quarter 1 of 2007, quarter 2 of 2007, quarter 3 of 2007, quarter 4 of 2007.***

Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 4 of 2006 (12.12.2006) – RUR 59 760 000
Quarter 1 of 2007 (13.03.2007) – RUR 59 760 000
Quarter 2 of 2007 (12.06.2007) – RUR 59 760 000
Quarter 3 of 2007 (11.09.2007) – RUR 59 760 000
Quarter 4 of 2007 (11.12.2007) – RUR 59 760 000

The reasons of the yield non-payment: ***the yield was paid in full***

Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***10 - O***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-10-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***488 bonds***
Par value of each bond of the issue: ***RUR 2 500***
The amount of the bonds issue at par value: ***RUR 1 220 000***
Type of yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***
Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.

The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of the yield on the issue bonds: ***till 06.11.2003***
The form and other conditions of the payment of the yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 4 of 2003***
Total size of yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 4 of 2003 – RUR 6 768
Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***
Series: ***11 - O***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-11-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***280 bonds***
Par value of each bond of the issue: ***RUR 2 500***
The amount of the bonds issue at par value: ***RUR 700 000***
Type of yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***
Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.
The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of the yield on the issue bonds: ***till 06.11.2003***
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003***
Total size of the yield paid on all bonds of the issue for each report period for which such yield had been paid:
Quarter 1 of 2003 – RUR 144
Quarter 2 of 2003 – RUR 0

Quarter 3 of 2003 – RUR 0
Quarter 4 of 2003 – RUR 0
Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***
Series: ***18 - O***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-18-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***182 bonds***
Par value of each bond of the issue: ***RUR 6 000***
The amount of the bonds issue at par value: ***RUR 1 092 000***
Type of yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***
Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.
The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***
Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:
Quarter 1 of 2003 – RUR 0
Quarter 2 of 2003 – RUR 117,7
Quarter 3 of 2003 – RUR 0
Quarter 4 of 2003 – RUR 0
Quarter 1 of 2004 – RUR 1 105,60
Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***
Series: ***19 - O***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-19-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***70 bonds***

Par value of each bond of the issue: ***RUR 6 000***
The amount of the bonds issue at par value: ***RUR 420 000***
Type of yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***
Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.
The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – RUR 52
Quarter 2 of 2003 – RUR 0
Quarter 3 of 2003 – RUR 0
Quarter 4 of 2003 – RUR 0
Quarter 1 of 2004 – RUR 0

Other data on the yield on the issue bonds***: The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***
Series: ***20 - O***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-20-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***405 bonds***
Par value of each bond of the issue: ***RUR 6 000***
The amount of the bonds issue at par value: ***RUR 2 430 000***
Type of yield paid on the issue bonds***: interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: cannot be indicated in money terms
Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.
The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such

yield had been paid:

Quarter 1 of 2003 – RUR 1 144

Quarter 2 of 2003 – RUR 0

Quarter 3 of 2003 – RUR 0

Quarter 4 of 2003 – RUR 52

Quarter 1 of 2004 – RUR 0

Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***
Series: ***21 - O***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-21-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***288 bonds***
Par value of each bond of the issue: ***RUR 6 000***
The amount of the bonds issue at par value: ***RUR 1 728 000***
Type of the yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***
Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.
The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – RUR 5 441,34

Quarter 2 of 2003 – RUR 0

Quarter 3 of 2003 – RUR 0

Quarter 4 of 2003 – RUR 1 701,93

Quarter 1 of 2004 – RUR 0

Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***
Series: ***22 - O***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-22-00137-A***

State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***417 bonds***
Par value of each bond of the issue: ***RUR 6 000***
The amount of the bonds issue at par value: ***RUR 2 502 000***
Type of the yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***
Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.
The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 1 of 2003 – RUR 44,19
Quarter 2 of 2003 – RUR 69,37
Quarter 3 of 2003 – RUR 0
Quarter 4 of 2003 – RUR 74,37
Quarter 1 of 2004 – RUR 0
Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***
Series: ***24 - O***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-24-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 6 000***
The amount of the bonds issue at par value: ***RUR 3 000 000***
Type of the yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***
Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.
The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in RUR***

Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***

Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – RUR 364,38
Quarter 2 of 2003 – RUR 109,13
Quarter 3 of 2003 – RUR 0
Quarter 4 of 2003 – RUR 0
Quarter 1 of 2004 – RUR 0

Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***
Series: ***25 - O***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-25-00137-A***
State registration date: ***25.10.2002.***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***180 bonds***
Par value of each bond of the issue: ***RUR 6 000***
The amount of the bonds issue at par value: ***RUR 1 080 000***
Type of yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***
Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.
The total size of the yield due to payment on the issue bonds in money terms for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 1 of 2003 – RUR 92,54
Quarter 2 of 2003 – RUR 0
Quarter 3 of 2003 – RUR 0
Quarter 4 of 2003 – RUR 0
Quarter 1 of 2004 – RUR 0

Other data on the yield on the issue bonds: ***The size of the yield due to payment is defined by the date of each bond repayment.***

Kind of securities: ***bonds***
Series: ***1 - C***
Form: ***registered uncertified***

Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-27-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***143 890 bonds***
Number of placed securities of the issue: ***143 440 bonds***
Par value of each bond of the issue: ***RUR 100***
The amount of the bonds issue at par value: ***RUR 14 344 000***
Type of yield paid on the issue bonds: ***interest***

The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***the size of the yield cannot be indicated in money terms as the period of repayment (yield payment) of each bond is different. Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% per annum of the bond par value.***
The size of the yield which was due to payment on the issue bonds in money terms in aggregate for all issue bonds: ***RUR 882 750,80***
The time period established for the payment of yield on the issue bonds:
From 07.06.2003 till 07.06.2005
The form and other provisions of the payment of yield on the issue bonds: ***cash, non-cash. The payment is made on the basis of the bonds owner application within 30 days since the date of the application filing.***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 3 and 4 of year 2003, quarters 1, 2, 3 and 4 of year 2004, quarters 1,2,3 and 4 of year 2005, quarters 1,2,3 and 4 of 2006, quarter 1 of 2007, quarter 2 of 2007, quarter 3 of 2007, quarter 4 of 2007.***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:

Quarter 3 of 2003 – RUR 34 619,1
Quarter 4 of 2003 – RUR 19 427,85
Quarter 1 of 2004 – RUR 34 472,8
Quarter 2 of 2004 – RUR 14 527,62
Quarter 3 of 2004 – RUR 9 421,07
Quarter 4 of 2004 – RUR 14 026,74
Quarter 1 of 2005 – RUR 57 466,40
Quarter 2 of 2005 – RUR 223 320,42
Quarter 3 of 2005 – RUR 52 589,15
Quarter 4 of 2005 – RUR 10 616,90
Quarter 1 of 2006 – RUR 2 930,11
Quarter 2 of 2006 – RUR 2 123,46
Quarter 3 of 2006 – RUR 1 373,80
Quarter 4 of 2006 – RUR 1 572,75
Quarter 1 of 2007 – RUR 12 027,96
Quarter 2 of 2007 – RUR 27 595,38
Quarter 3 of 2007 – RUR 13 140,76
Quarter 4 of 2007 – RUR 25 865,48

Other data on the yield on the issue bonds: ***The issuer pays the yield on the issue bonds since 07.06.2003 – the date of the start of the bonds repayment.***

In quarters 3, 4 of 2005, quarters 1, 2, 3 and 4 of 2006 and quarters 1,2, 3 and 4 of 2007 the bonds owners were paid the yield calculated since the bonds placement date till the end date of the bonds repayment – 07.06.2005.
At the reporting date the amount of yield unclaimed by the bonds owners is RUR 325 633,02.

Kind of securities: ***bonds***
Series: ***1 - Y***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-33-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***18 246 bonds***
Par value of each bond of the issue: ***RUR 100***
The amount of the bonds issue at par value: ***RUR 1 824 600***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***RUR 0,1***
The total size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***RUR 1824,6***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 29.06.2003
The date of the repayment end: 29.06.2004
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 2, 3 and 4 of year 2003, quarters 1 and 2 of year 2004***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 2 of 2003 – RUR 0
Quarter 3 of 2003 – RUR 39,7
Quarter 4 of 2003 – RUR 1 277,4
Quarter 1 of 2004 – RUR 16,40
Quarter 2 of 2004 – RUR 491,10
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series***:*** ***2 - Y***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-34-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application***

filing for the bond repayment in the amount of 0,1% per annum of the bond par value.
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value multiplied by 500, which for the repayment period amounted to RUR 2 948.56***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 01.01.2005
The date of the repayment end: 31.12.2005
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1,2,3 and 4 of year 2005***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 1 of 2005 – RUR 2081,66
Quarter 2 of 2005 – RUR 142,76
Quarter 3 of 2005 – RUR 51,58
Quarter 4 of 2005 – RUR 672,56
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***3 - У***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-35-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value.***
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value multiplied by 500, which for the repayment period amounted to RUR 3 914,82.***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 01.01.2006
The date of the repayment end: 31.12.2006
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarters 1,2,3 and 4 of 2006.***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 1 of 2006 – RUR 1 474,50
Quarter 2 of 2006 – RUR 1 635,51
Quarter 3 of 2006 – RUR 191,14

Quarter 4 of 2006 – RUR 613,67
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***4 - Y***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-36-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value.***
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value multiplied by 500, which for the repayment period amounted to RUR 3 787, 51.***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 01.01.2006
The date of the repayment end: 30.04.2006
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1 of 2006, quarter 2 of 2006.***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 1 of 2006 – RUR 2 143,5
Quarter 2 of 2006 – RUR 1 644,01
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***5 - Y***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-37-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application***

filing for the bond repayment in the amount of 0,1% per annum of the bond par value.
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value multiplied by 500, which for the repayment period amounted to RUR 3 769,09.***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 03.01.2007
The date of the repayment end: 31.03.2007
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 1 of 2007***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 1 of 2007 – RUR 3769,09
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***6 - У***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-38-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value.***
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value multiplied by 500, which for the repayment period amounted to RUR 3 943,99.***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 01.04.2007
The date of the repayment end: 30.06.2007
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 2 of 2007***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 2 of 2007 – RUR 3 943,99
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***7 - У***

Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-39-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value.***
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value multiplied by 500, which for the repayment period amounted to RUR 4 241,80***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 01.07.2007
The date of the repayment end: 30.09.2007
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 3 of 2007***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 3 of 2007 – RUR 4 241,80
Other data on the yield on the issue bonds: ***none***

Kind of securities: ***bonds***
Series: ***8 - У***
Form: ***registered uncertified***
Other identification features of the bonds issue:
Type: ***interest-bearing***
State registration number of the bonds issue: ***№ 4-40-00137-A***
State registration date of the issue: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 bonds***
Par value of each bond of the issue: ***RUR 2000***
The amount of the bonds issue at par value: ***RUR 1 000 000***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value.***
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is accrued subject to its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% per annum of the bond par value multiplied by 500, which for the repayment period amounted to RUR 4 465,00.***
The time period established for the payment of yield on the issue bonds:

The date of the repayment start: 01.10.2007
The date of the repayment end: 30.12.2007
The form and other conditions of the payment of yield on the issue bonds: ***in RUR***
Reporting period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 4 of 2007.***
Total size of the yield paid on all the bonds of the issue for each reporting period for which such yield had been paid:
Quarter 4 of 2007 – RUR 4 465,00
Other data on the yield on the issue bonds: ***none***

8.10. Other data

There are no other data on the issuer and its securities as stipulated by Federal law "On securities market" or other federal laws.

END